Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2010.
Commission File Number 001-04546
UNILEVER PLC
(Translation of registrant’s name into English)
Unilever House, Blackfriars, London, England
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Cautionary statement
This document may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including any financial objectives, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Annual Report and Accounts 2009

Creating a better
future every day

Contents

Report of the Directors	Financial statements

Overview
1	Our vision
2	Operational highlights
4	Chairman’s statement
5	Chief Executive Officer’s review
7	Strategy

Our strategy
8	Winning with brands and innovation
10	Winning in the market place
12	Winning through continuous improvement
14	Winning with people

Performance 2009
16	Financial overview
18	Making a difference in society
20	Growing sustainably

Board and Executive
22	Board of Directors
24	Unilever Executive

About Unilever
25	Our business
30	Outlook and risks
37	Financial Review 2009
47	Financial Review 2008

Governance
50	Corporate governance
63	Report of the Audit Committee
64	Report of the Corporate Responsibility and Reputation Committee
66	Report of the Nomination Committee
67	Directors’ Remuneration Report

76	Statement of Directors’ responsibilities
77	Auditors’ reports
79	Consolidated income statement
80	Consolidated statement of comprehensive income
80	Consolidated statement of changes in equity
81	Consolidated balance sheet
82	Consolidated cash flow statement
83	Notes to the consolidated financial statements
129	Financial record
131	Principal group companies and non-current investments
133	Company accounts

Shareholder information

144	Analysis of shareholding
146	Financial calendar
146	Contact details
147	Website
147	Share registration
147	Publications
148	Index

Basis of reporting
Our accounting policies are based on International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), and on United Kingdom and Dutch law. They are also in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Certain measures used in our reporting are not defined under IFRS or other generally accepted accounting principles. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on pages 44 to 46 and the Financial Review on page 37.
Other information
The brand names shown in this report are trademarks owned by or licensed to companies within the Unilever Group.
This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from those disclosed in our forward-looking statements. For a description of factors that could affect future results, reference should be made to the full ‘Cautionary statement’ on the inside back cover and to the section entitled ‘Outlook and risks’ on pages 30 to 36.
In our report we make reference to Unilever’s website. Information on our website does not form part of this document.
This Annual Report comprises regulated information within the meaning of sections 1:1 and 5:25c of the Dutch Financial Markets Supervision Act.

Our vision
We work to create a better future every day.
We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.
We will inspire people to take small, everyday actions that can add up to a big difference for the world.
We will develop new ways of doing business with the aim of doubling the size of our company while reducing our environmental impact.

Report of the Directors Overview
Operational highlights
In 2009 we made good progress in challenging market
conditions. Volumes picked up and market shares
improved through the year. Our solid financial
performance along with bigger innovations, better
execution and a move to a stronger performance culture
give us a firm foundation for the future.

Key facts

Leading global positions in 7 categories Products sold in more than 170 countries €891m spent on R&D worldwide 163,000 employees at the end of 2009 20 nationalities among our top tier managers €89m invested in community programmes worldwide
The Unilever Group
Unilever is one of the world’s leading suppliers of fast moving consumer goods. We aim to meet everyday consumer needs for nutrition, hygiene and personal care with brands and services that help people to feel good, look good and get more out of life. Unilever is a global business which by the end of the year was generating more than half of its turnover in developing and emerging markets in Asia, Africa, Central & Eastern Europe and Latin America.
Unilever N.V. (NV) is a public limited company registered in the Netherlands. It has listings of shares and depositary receipts for shares on Euronext Amsterdam and of New York Registry Shares on the New York Stock Exchange. Unilever PLC (PLC) is a public limited company registered in England and Wales. It has shares listed on the London Stock Exchange and, as American Depositary Receipts, on the New York Stock Exchange.
The two parent companies, NV and PLC, together with their group companies, operate as a single economic entity (the Unilever Group, also referred to as Unilever or the Group). NV and PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts.

2     Unilever Annual Report and Accounts 2009

Social

2 billion

consumers worldwide use a Unilever product on any day

- 133 million people reached by Lifebuoy handwashing programmes since 2002
- 15 million people in 3 million households in India provided with safe drinking water through Pureit
- 44% of our products in line with internationally accepted guidelines for saturated and trans fat, sugar and salt
- Nearly 17 million school meals delivered to 80,000 children in 2009 through our partnership with the World Food Programme
- 45,000 women entrepreneurs reach 3 million consumers in 100,000 Indian villages with Unilever products
- 9%* reduction in total recordable accident frequency rate in 2009

p18

Environmental

185,000

tonnes of palm oil sourced sustainably via GreenPalm certificates

- Around 15% of our tea sourced from Rainforest Alliance Certified™ farms globally
- Around 430,000 climate-friendly (HFC-free) ice cream freezer cabinets purchased since 2004
- 41%* reduction in CO_2 from energy per tonne of production over the period 1995-2009
- 65%* reduction in water per tonne of production over the period 1995-2009
- 73%* reduction in total waste per tonne of production over the period 1995-2009
- 11 years as sector leader of the Dow Jones Sustainability Indexes

p20

Case study: Foodsolutions

Salt reductions

Unilever in the UK is supporting government efforts to reduce levels of salt in food consumed both in and out of the home.

Our brand reformulation programme means that within retail and the catering sector through Unilever's Foodsolutions business, approximately 80% of our products meet the Food Standards Agency 2010 salt reduction targets. For example, in Unilever Foodsolutions UK we have reduced salt levels in Knorr soups by 25% and in sauces by 27%.

Case study: Comfort

Water ways

It is a challenge to develop ways to maintain business growth in the laundry category while reducing the impact of water use.

More water is used in the rinsing than in the cleaning process. To tackle this, our Comfort One Rinse fabric conditioner has been formulated so that much less water is required per wash to rinse the detergent from clothes. It has been launched in Vietnam, Indonesia and Brazil, and is expected to be rolled out to more countries during 2010.

Comfort

Report of the Directors Overview

Chairman’s statement
I am delighted to be able to report that Unilever has had a good year. We have seen solid progress on our top line and an improvement in underlying operating margin.
This is particularly pleasing given the state of the global economy. A year ago when I was drafting my statement for our 2008 Annual Report there was little cause for business to be optimistic. The world was in one of the most serious economic downturns that had ever been experienced. Unemployment was high and rising, consumer confidence low.
Much of Unilever’s ability to weather this storm so well is due to Paul Polman’s leadership. He has sharpened the strategy, improved execution in the market place, sharpened the emphasis on innovation and injected a new sense of energy and urgency into the Group. Our investors have recognised this. Unilever was ranked fifth on total shareholder return in its peer group of 21 companies.
Paul Polman was not the only addition to the Boards in 2009. We also welcomed three new Non-Executive Directors – Louise Fresco, Ann Fudge and Paul Walsh. Their arrival has strengthened both the breadth of experience and the diversity of the team.
Louise Fresco is Professor of International Development and Sustainability at the University of Amsterdam and a visiting Professor at Stanford University. Her deep knowledge of agriculture and sustainability will be of great value as we prepare ourselves to operate in a world where both food and water will become increasingly scarce.
Ann Fudge is a non-executive director at Novartis and at General Electric. Ann served as the chairman and chief executive officer of Young & Rubicam Brands from 2003 to 2006. Prior to joining Young & Rubicam, she worked at General Mills and at Kraft Foods. Ann has great knowledge and experience of branded consumer goods and, particularly, the food industry.
Paul Walsh is chief executive officer of Diageo and a non-executive director of FedEx Corporation. He is a member of the Business Council for Britain, and chairman of the Scotch Whisky Association. Paul is one of Britain’s most respected business leaders.
Ann and Paul sit on the Remuneration Committee, bringing its composition in line with the UK Combined Code on Corporate Governance, which states that this committee should comprise at least three independent non-executives.
I am also delighted to announce that The Rt Hon Sir Malcolm Rifkind MP has agreed to be nominated for election as a Non-Executive Director at the 2010 AGMs. We believe that Sir Malcolm with his broad background in international affairs will be a valuable addition to the Boards.
Leon Brittan, Wim Dik and Narayana Murthy will be retiring as Non-Executive Directors at the end of our 2010 Annual General Meetings (AGMs). Narayana and Wim have served on our Corporate Responsibility and Reputation (CRRC) and Audit Committees respectively, and Leon as Chairman of the CRRC. On behalf of our Boards, I take this opportunity to thank them all for their individual contributions and service since their appointments.
At the AGMs in May 2010 we intend to propose Jean-Marc Huët for election to the Boards. Jean-Marc took over as Chief Financial Officer in February 2010 following the departure of Jim Lawrence.
The first quarterly dividend will be paid on 17 March. This change to quarterly dividends will result in more frequent payments to shareholders which I hope you will find helpful.
Finally, on behalf of the Boards, I would like to extend my sincere thanks to all of Unilever’s 163,000 employees across the world. They have had to cope with difficult economic conditions externally and significant change internally. Yet they have still managed to deliver an excellent set of results.
Michael Treschow
Chairman

4     Unilever Annual Report and Accounts 2009

Chief Executive Officer’s review

Despite a challenging economic environment it has been a good year for Unilever. We exceeded objectives while at the same time taking action to ensure the future success of your company.
Delivering growth in a tough year
At the beginning of 2009 we took a long-term view, dropping guidance and setting the objective of restoring volume growth while protecting cash flow and underlying operating margin. As well as managing the short-term challenges, we increased support behind our brands and invested in R&D and people - the surest route to long-term shareholder value creation.
Volume growth was 2.3%, with acceleration throughout the year. This was driven by sharper execution and strong innovations, supported by incremental investment behind our brands in advertising and, to a lesser extent, promotions. Underlying sales growth was 3.5%.
Growth was broad based across markets and categories. By the end of the year we were growing volume share in two thirds of our business, compared with only one third a year earlier. Our competitive position strengthened during the year. Our biggest brands are getting stronger - ten of the top 13 brands are gaining volume share.
Good cost discipline meant that underlying operating margin was up 0.2% to 14.8% and tight working capital control meant cash flow from operating activities increased by €1.4 billion.
How we delivered
Recognising the severity of the economic crisis early and responding quickly was key to our strong performance, even if it meant some tough choices. The focus on volume growth, combined with protecting margins and cash flow, proved to be the right drivers in the current environment.
We targeted four key areas of activity:
Bigger and better innovations, rolled out faster and to more markets
Our innovations are getting bigger and better. The One Unilever structure allows for faster roll-out across multiple geographies. Dove Minimising Deodorant, for example, was rolled out across 37 markets; Signal White Now to 21 markets and Knorr Stockpots to 12 markets; Clear shampoo is now in 35 markets; and following its launch at the end of 2009, Dove for Men will be rolled out across 50 markets. Our innovation pipeline is equally getting stronger. The number of innovations in the pipeline with an expected incremental turnover in excess of €50 million has doubled. The opening of a new research centre in Shanghai, our second in the emerging markets, reflects a long-term commitment to R&D. Innovation will continue to be the key growth driver for your company. The business publication Fast Company recently recognised us as the fourth most innovative company in advertising and marketing.
More discipline throughout the organisation
Serving the consumer and customer with increasing passion every day is critical to our success. To help develop categories and accelerate our growth with our customers we have created a new global customer supply structure and are rolling out state of the art customer innovation centres to all regions. Our progress was recognised: we gained supplier of the year awards from a number of top customers. In a performance culture, we are increasingly focused on disciplined execution.
A more competitive cost structure
Our emphasis on protecting short-term business fundamentals meant driving out costs that do not add value for consumers and customers. This included accelerating much needed restructuring projects, leveraging scale by moving to global procurement, establishing regional sourcing organisations across each of our geographies and simplifying and further streamlining our organisational structure. In total we achieved savings of over €1.4 billion, well ahead of target and which helped fuel investment behind our brands. By adopting best practices we also made significant improvements in working capital (€1.9 billion).
Driving a performance culture
We start from a strong base of values and principles, which have served us well over the years: integrity, trust, investing in people, doing the right thing for the long term. In very competitive markets, we need to further increase consumer and customer focus, speed of action, and responsibility and accountability. To achieve this we have made the organisation flatter, simplified target setting and sharpened individual performance management.
The organisation rose to the challenge, showing its competitive strength in managing change. I am proud to work with a strong leadership team and a dedicated group of colleagues throughout the world. The results in 2009 are a testament to their passion, commitment, skill and hard work.

Unilever Annual Report and Accounts 2009     5

Report of the Directors Overview
Chief Executive Officer’s review (continued)

We equally made good progress in other areas to position us for future growth:
We sharpened the portfolio
The announced acquisition of Sara Lee’s personal care brands, including Sanex, Radox and Duschdas, will significantly strengthen our European business. We made smaller, bolt-on acquisitions, such as the TIGI professional hair care brands, mainly in the US and the Baltimor ketchup business in Russia. We assumed total control of our business in Vietnam and continued to divest non-strategic assets, such as our remaining equity stake in JohnsonDiversey and plantations in Congo.
We strengthened our supply chain capability
The appointment from outside of our first Chief Global Supply Chain Officer reflects the importance we attach to strengthening our operations and to leveraging our scale right across the supply chain.
We began the move to global business services
We created Unilever Enterprise Services (UES) to bring together HR and Finance transactions, as well as IT and Information Management services. UES will enable us to leverage scale in order to deliver improved services at better value. At the same time it will free up capacity for our businesses to concentrate on supporting our brands in the market place.
During the year we also found solutions to concerns raised by stakeholders, including the settlement of long running labour disputes in Pakistan and India. We continued to take the lead in driving sustainability, especially in moving to sustainable palm oil, converting to environmentally-friendly (HC) refrigerants in our ice cream freezers and in supporting smallholder farming.
Where we could do better
Despite significant progress, we did not fully achieve all our goals.
In two key markets, India and Spain, we took longer to respond to changing market dynamics and to the intense level of competition, especially from low-cost local competitors. And in two of our biggest categories – hair and spreads – we still need to build share consistently everywhere.
Our brands have plenty of room for improvement. Product quality is getting better, but we need more of our products to show superiority, and there is ample scope to sharpen our communications and to set the innovation bar even higher.
We are getting better at serving our customers but again we still fall short of best in class, for example in customer service levels and the on-shelf availability of our products.
Faced with growing competitive pressures, especially from lower-cost producers, we must continue to drive out all non value-added costs, building on the progress we have made in the last year.
The organisation is working hard in all these areas and I am confident that we will see continuous improvements. This is important because 2010 promises to be every bit as challenging. We expect two of the major drivers of our business – consumer spending and consumer confidence – to remain low. We also expect competitors to accelerate their plans to regain lost ground. This requires the best of us and we are ready for it.
A new business model
With confidence in our ability to grow we launched a renewed, bold vision for the company – to double our size while improving our environmental footprint. With our portfolio of brands, presence in emerging markets and long-standing commitment to shared value creation – in which the long-term interests of the company, its communities and stakeholders are all directly linked – we believe your company is well placed to deliver on this ambition.
When it comes to environmental impact, for example, we lead the industry in the move to sustainable sourcing of commodities such as palm oil and tea. In fact we have given a firm commitment that by 2015 all of our supplies of palm oil and tea will come from certified sustainable sources.
Consumers will also have to change their habits. Through the Cleaner Planet Plan our laundry brands are helping to educate people about the benefits of washing at lower temperatures and using shorter cycles. With our products used in 125 billion washes a year, small actions like this can make a big difference. Likewise, poor sanitation and lack of hygiene standards are still the root causes of millions of preventable deaths, especially amongst children. With our health and handwashing campaigns we have reached millions of people over the years. The Lifebuoy brand’s ambitious new target is to change the hygiene behaviour of 1 billion people by 2015.
Leadership like this explains why, for the 11th year running, Unilever was sector leader in the Dow Jones Sustainability Indexes – a feat unmatched by any other company.
Looking ahead
2009 was a good year for Unilever despite the tough conditions. 2010 won’t be any easier, but by embedding the changes we are already making and by fostering a sharper performance culture, there is no reason why we can’t go on growing in line with our ambitions. And we will do it in a way that continues to make our consumers, customers, partners and employees proud to be associated with Unilever.
Thank you for your support over 2009.

Paul Polman
Chief Executive Officer

6     Unilever Annual Report and Accounts 2009

Strategy

“With confidence in our ability to grow we launched a renewed, bold vision for the company – to double our size while improving our environmental footprint. With our portfolio of brands, presence in emerging markets and long-standing commitment to shared value creation, we believe your company is well placed to deliver on this ambition.”
Where we will win

Growth priorities
Our ambition is to win share and grow volume profitably across our categories and countries – and we believe we have the tools in place to do so. We have a portfolio fit for growth, with strong brands and many leading category positions. Geographically, our outstanding presence in the emerging markets leaves us well positioned to win where much of the future growth will be. Yet, we are also determined to grow in the developed world, which represents around half of our business and where the bulk of the world’s wealth will remain for many years to come.

How we will win

Winning with brands and innovation
Brands and innovation are at the heart of our business model. We aim to offer a broad portfolio that appeals to consumers with different needs and budgets. Unilever brands must also offer product quality that is recognised as superior by our consumers and supported by excellent marketing. Meanwhile, our innovation programme is focused on being ‘bigger, better, faster’. This means leveraging technology to create bigger, better innovation platforms that are then rolled out faster to multiple markets.

More on p8

Winning in the market place
The biggest opportunity for Unilever and our customers lies in growing the size of our categories, which we will strive to achieve through innovation and market development. We will further enhance and broaden our relationship with customers – working together on areas of mutual benefit such as consumer research, shopper behaviour and merchandising. To sustain winning customer relationships and to enable growth, we will also need to be consistently brilliant at customer service and in-store execution.

More on p10

Winning through continuous improvement
We will aim to reinforce our continuous improvement philosophy by further developing a customer and consumer-led, agile value chain. Our focus will be in three areas. We will prioritise speed and flexibility in the supply chain to deliver growth. Secondly we will leverage our global network capabilities and scale more aggressively. Finally we will work to get a better return on our advertising and promotional expenditure – one of our most significant areas of cost.

More on p12

Winning with people
It is vital that we have the talent and organisation in place to match our growth ambition. Across the business, we are therefore looking ahead at what we need to achieve, and aim to equip ourselves with the necessary people, skills and capabilities to get there. We also know that engagement and a culture based on living our values are essential for keeping the best people. We believe our operating framework allows us to balance scale and global expertise to develop successful products with the local consumer intimacy needed to market and sell them.

More on p14

Unilever Annual Report and Accounts 2009     7

Report of the Directors Our strategy
How we will win
Winning with brands
and innovation

Brands and innovation are at the heart of everything we do. We develop our products to keep pace with changes in consumer lifestyles and to appeal to people at all income levels. Success means getting bigger and better innovations into the market faster, supported by the very best marketing.
Superior products
Our aim is to give people a great experience when they use our brands – better than the competition. We are investing in improving product quality and making stronger functional claims. We are also focusing on design, packaging, marketing and advertising, in order to get our brand benefits across more persuasively.
Take Knorr Stockpot bouillon. Using a unique jelly technology that delivers homemade taste and quality, this product is helping people create a special meal at home instead of eating out. A major success in the UK where it enabled Knorr to become market leader in stocks, Stockpot (marketed under different names in different countries) is also performing well in Belgium, Greece, Ireland and Poland. It helped create the bouillon category in China and we are now rolling it out to other markets.
Widespread appeal
Product superiority is essential, but we also need to offer a broad range of choice which meets differing consumer needs and price points wherever we operate.
In the UK, understanding that consumers are looking for value without compromising on quality, and recognising the importance of fragrance in communicating a product’s benefits, we developed a range of liquid concentrates for Surf detergent with added essential oils, resulting in 29% growth.
In Russia, despite a severe economic recession, we achieved growth of more than 20% in our tea sales by offering choice across multiple price points with three distinctive brands - Lipton, Brooke Bond and Beseda.
And in India, where water quality remains a major concern, the breakthrough technology of Pureit, our in-home purification system, is providing safe and affordable drinking water with complete protection from the water-borne germs that cause diseases. In 2009, Pureit provided safe drinking water for more than 15 million people in 3 million households in India.

Case study: Liquid margarine

Low-fat frying?

If you've ever tried frying with low-fat margarine, you'll know why people use full-fat instead, and try to reduce their calorie intake by using less of it. Spitting and burning, low-fat oils can often let you down. Until now, that is.

30% minder Calorieën
Becel
Keuken
light
Blue Band
Light

An invention by our R&D team has achieved what has previously been impossible: to produce a low-fat margarine that does not spit or burn when you use it for frying. Launched in Europe in 2008, our light liquid margarines from our Family Goodness and Heart Health brands are offering consumers a new way to cook lighter meals. Made of a combination of three vegetable oils, and including the important vitamins A, D and E, they make it easy to cook nutritiously for the whole family. And it hasn't gone unnoticed by consumers. Liquid margarine is the fastest growing segment in our European spreads and cooking category, and our new light liquid exceeded expectations, bringing new users to the segment and our brands in both the Netherlands and Belgium.

and more @ www.unilever.com/blueband

8     Unilever Annual Report and Accounts 2009

Bigger, better, faster innovations
Successful innovation is based on deep consumer insight. The balance we seek to achieve is to marry global strength in R&D with local knowledge of people’s habits, tastes and behaviours.
To grow at the rate we want to, we focus investment on products that can work globally rather than on launches in just a few countries. We have also doubled the number of big projects we are working on. We are already seeing results. We have rolled out Axe Dark Temptation deodorant to 56 markets, Lipton Pyramid fruit tea bags to 38 markets and Clear shampoo to 35 markets.
For a product to work at a global level, it needs to address unmet needs with superior technology and a clear consumer concept. R&D must deliver breakthrough science in areas that really matter to consumers, with products that do what they claim. Success on this scale requires strict priorities and big ideas.
Within R&D, part of prioritising is getting the balance right between the short and the long term. With an eye to our future growth plans, during 2009 we developed a more robust process for fuelling our longer-term innovation pipeline. Called the Genesis Programme, it spans our foods and home and personal care categories and focuses on the breakthrough ideas that we expect will deliver the biggest wins. From 2011 we should begin to see some of these innovations in our products.
We continued to invest substantially in R&D, despite the economic environment. In 2009, we opened a new R&D centre in Shanghai. Located in a country which is increasingly recognised as a world leader in developing high-end innovations, the new centre further underscores our commitment to driving growth through R&D. We also started to leverage the power of our global network of R&D labs by getting them working interdependently on key projects. We put in place more rigorous planning processes to make sure that the right level and quality of resource is put behind the activities to ensure the projects succeed. And we have stepped up our focus on a number of areas identified as critical to success such as open innovation, clinicals and patents.

Unilever Annual Report and Accounts 2009     9

 Report of the Directors Our strategy

How we will win
Winning in the
market place

Our biggest growth opportunity lies in expanding the markets in which we compete. In developing and emerging countries there is huge potential for future growth as more and more people start consuming personal and household products for the first time. To realise this potential, we will need to partner with our customers in both the developed and developing markets.
Lead market development
The world’s population, currently 6.8 billion, is set to grow to 7.7 billion by 2020. Today, 5.9 billion live in developing and emerging markets – countries such as Brazil, India and Indonesia where Unilever has deep roots and a wide presence. We already reach many more consumers than our competitors in these markets.
Market development is about developing and growing categories. There are three ways of doing this:
•	more users (increasing market penetration);

•	more usage (increasing consumption);

•	more benefits (getting consumers to buy higher value products).
Take Axe. In recognising that fragrance is a major reason why people choose one brand over another, new fragrance launches are helping to increase market penetration, introduce new users to the brand and ensure our product mix remains up to date. This, in turn, has helped Axe become the world’s leading male deodorant and shower gel.
Putting market development into practice requires a rigorous, consistent approach across all our categories. During 2009 our global category development teams produced market development models for every category. These models are now with our country teams who are using them as the basis of plans for their local markets. This approach has already shown excellent results in many of the markets in which we operate.

10     Unilever Annual Report and Accounts 2009

Win with winning customers
There is a growing trend in the retail industry towards consolidation, with fewer but larger retailers. Thanks to our global scale and local knowledge, Unilever is ideally placed to help those customers achieve their own growth ambitions.
In 2008 we opened in New Jersey the first of a network of customer insight and innovation centres to work directly with retailers. The centre covers everything from merchandising and store layout, to displays and packaging. Through the centre, we work with customers to design and test concepts without going to the expense of real in-store pilots. Since opening, the centre has generated significant growth opportunities. Our London centre has since opened and we plan to open three more in 2010 in Paris, Shanghai and São Paulo.
Be an execution powerhouse
Market development and great relationships with customers will only be points of advantage if we execute with excellence. This is not a complicated concept. It is about the everyday disciplines of ensuring that we are delivering to our customers the products they want, in the quantities they ordered at the time they are needed. This involves having a customer-focused approach across our brand building, customer development and supply chain teams.
During 2009 we focused much more closely on ‘sales fundamentals’, a set of company-wide measures covering every aspect of our in-store presence. We have performed well against these measures, which have been one of the many drivers in improving customer service in most of our key countries.
The detail of what works in one type of store won’t work for all, however. A superstore in the US is very different from a local retailer in a small town in China, both in terms of the products it carries and the way those products are sold. But for each type of store, by channel and geography, there is a perfect concept – namely, what the shop would look like if it were the perfect sales vehicle for our categories and brands.
We developed the perfect store concept in the AAC region (Asia, Africa and Central & Eastern Europe) in early 2009. We began implementing it in modern trade outlets across the region, focusing on the region’s largest four categories – skin cleansing, hair, fabric cleaning and tea. In some smaller outlets, we even succeeded in executing the transformation overnight, taking the competition by surprise and maximising the impact of the change.
Over the next few years our aim is to continue implementing the perfect store concept across the AAC region, while in the coming year, the concept is being rolled out around the business.

Unilever Annual Report and Accounts 2009     11

 Report of the Directors Our strategy

How we will win

Winning through
continuous improvement

Delivering sustained, profitable growth requires a philosophy of continuous improvement. This means being fast and flexible in the supply chain while keeping costs competitive. It will also require us to make the most of our scale and aim for the best return on every euro we spend on advertising and promotion.
Fast and flexible – and increasingly competitive
Winning in the market is about being fast and agile to meet the changing needs of today’s customers and consumers. Of course, being competitive on cost is vital, but rather than having a purely cost-based agenda for our supply chain, we have widened our focus to ensure that we are more responsive to the constantly changing needs of our customers.
Delivering significant value
During 2009 we launched a single strategy for the supply chain – One Unilever Supply Chain – putting customers and consumers at the heart of everything we do. The principal objectives for our supply chain are to deliver top-quality products with world-class service at a competitive cost. It’s a big ambition that:
•	supports top-line growth through speeding up the roll-out of global launches;

•	ensures our products are constantly on the shelf;

•	increases profits by simplifying our structure and reducing waste;

•	improves cash flow by reducing stock and providing better payment terms.
The rewards are significant. In 2009, as part of this, our One Unilever Supply Chain team contributed significantly to delivering €1.4 billion in savings.
The advantages of global scale
Unilever has a global reach wider than many of its competitors. This gives us a tremendous opportunity for improving efficiencies by leveraging our scale. We are doing this in three critical areas:
•	procurement;

•	manufacturing;

•	back office services.
Single procurement strategy
Having a single, global procurement strategy means that where bigger is better, we are getting the benefits. For many items, buying globally gives us economies of scale. For example, significantly reducing the number of tomato ingredients that are used in our products from 300 to just 39 enhanced the consistency of product quality and, at the same time, substantially reduced costs.

12     Unilever Annual Report and Accounts 2009

Regional sourcing operations
In manufacturing, we believe that most of the economies of scale are to be found at the regional level. To capture these, we are creating three regional sourcing companies. These are located in Singapore and Switzerland, where the Americas sourcing company will co-locate with the European company.
Internal services under one roof
Even with activities such as IT, travel, office services, accounts payable and accounts receivable, there are big opportunities to leverage global scale. So in 2009 we set up a new business unit, Unilever Enterprise Support (UES). It will be operational in April 2010 and will bring together many of these activities as a key part of our initiatives to drive down costs.
The best return on brand and customer investment
Unilever is the second biggest advertiser in the world. Improving the return on our brand and customer support is one of the biggest things we can do to achieve growth. There is a tendency to think that analysing this kind of return on investment is some form of mystery. We believe it is simply about being rigorous in applying our best evaluation and development techniques.
Everyday disciplines done brilliantly
First, we decide on the best ways of investing our spend. We do this on three levels:
•	allocating investment across geographies, categories and brands;

•	allocating investment across particular projects and product launches;

•	allocating spend locally across marketing channels and promotions.
Before we invest, we use a number of tools to answer the questions: how much should we be investing; and how can we maximise its effectiveness? During and after the investment, we use other tools to look at whether it is working, how it could work better and what to do next. This is not about replacing creativity with analytics and measurement; it is about doing both brilliantly.
Through focusing on these basics, we are already seeing great improvements in return on investment in a number of areas. For example, our US foods business has increased returns by over 45% in six years, helped by its use of econometric modelling.
Future trends
Looking ahead, there are two big themes that will dominate our media planning: how we make best use of digital media and, given the rise in prominence of global retailers, how we can make the most of in-store investments.

Unilever Annual Report and Accounts 2009     13

 Report of the Directors Our strategy

How we will win
Winning
with people

Doubling in size is a challenging prospect. From a talent and organisational perspective, it cannot be business as usual. We will have to have in place the people and structures necessary to manage on a larger scale.
Our operating framework seeks to combine global scale, power and strength with local consumer intimacy. Taking advantage of this in all our chosen markets and categories – as we are already doing in many areas – will be critical in ensuring our success.
To do this we need to have a team capable of delivering, and to offer the career potential and working environment that make Unilever the best place to be.
Developing a team fit for growth
Some of our major markets are doubling in size every five to six years, while our own growth ambitions mean that having enough people with the right skills is a challenge in itself. Getting the right number and quality of people in the pipeline for the future does not happen by accident. It requires an understanding of what is already in the business that can be built upon, and what will be needed in the future as markets develop.
In 2009 we launched our ‘talent and organisation readiness programme’, which will do just what it says: make sure our organisation and our talent are ready for growth. We are assessing those areas of the business most crucial to our strategy to define their specific goals, and whether we have the structure and the talent to deliver them. Where we identify gaps, we focus on developing targeted solutions. This may involve one or more of the following:
•	changing organisational structures;

•	revising our recruitment strategy and approach;

•	reviewing our retention schemes;

•	improving core processes such as decision making;

•	focusing on culture and employee engagement;

•	using development and training programmes to build capability levels.
So far we have carried out four pilot programmes in China, Indonesia and Germany, and in our skin category. These have given us important new insights.

14     Unilever Annual Report and Accounts 2009

A diverse team for the widest range of consumers An important part of developing the Unilever workforce of the future is diversity. We need a diverse team – across gender, nationality, race, creed, culture – to be able to connect with the widest range of consumers and to take our performance to a higher level.
We are already making progress. Our Board of Directors comprises six nationalities and the nine members of the Unilever Executive team come from six different countries. This combination delivers a wealth of experience in emerging markets which is critical to our future business success.
In terms of gender, the number of women in senior positions has increased. For example, the proportion of women now at vice president level has gone up by around one third since 2007. For more on diversity, see page 28.
A place to succeed
As important as development programmes and organisational structures is having a performance culture that rewards people and teams who deliver. Only by inspiring our people and motivating them to succeed will we deliver our growth ambition.
People, integrity and values have always been central to Unilever, and will continue to be so. But within that context we are determined to become faster, more focused and more competitive. In 2009 we updated some of our performance management tools, for example introducing a global performance and talent management system.
Measuring cultural change is an inexact science, but we put great effort into engaging with employees to find out whether they understand the company’s vision and their role within it, what their views are about Unilever, and what they believe needs to change for us to achieve our ambitions. In 2009 we began an employee engagement programme that will ensure employees are involved in Unilever’s vision and plans for the future.

Unilever Annual Report and Accounts 2009     15

 Report of the Directors Performance 2009

Financial overview
In 2009 our growth momentum was strong despite a challenging environment. Our market share is improving and our brands are stronger. Our leading positions in developing and emerging markets were strengthened and we made encouraging progress in re-establishing volume growth in Western Europe. We are faster and more agile and focused on serving over 2 billion consumers every day.

Consolidated income statement
(highlights) for the year ended 31 December
€ million	2009	2008

Turnover	39,823	40,523
Operating profit	5,020	7,167
Operating profit before RDIs†	5,888	5,898
Profit before taxation	4,916	7,129
Taxation	(1,257)	(1,844)
Net profit	3,659	5,285
Combined earnings per share	€1.21	€1.79
Combined earnings per share before RDIs†	€1.33	€1.43

Consolidated balance sheet
as at 31 December
€ million	2009	2008

Non-current assets	26,205	24,967
Current assets	10,811	11,175
Current liabilities	(11,599)	(13,800)

Total assets less current liabilities	25,417	22,342

Non-current liabilities	12,881	11,970
Shareholders’ equity	12,065	9,948
Minority interests	471	424

Total capital employed	25,417	22,342

Consolidated cash flow statement
for the year ended 31 December
€ million	2009	2008

Net cash flow from operating activities	5,774	3,871
Net cash flow from/(used in) investing activities	(1,263)	1,415
Net cash flow from/(used in) financing activities	(4,301)	(3,130)

Net increase/(decrease) in cash and cash equivalents	210	2,156
Cash and cash equivalents at 1 January	2,360	901
Effect of foreign exchange rate changes	(173)	(697)

Cash and cash equivalents at 31 December	2,397	2,360

Underlying sales growth for the year was 3.5%. Underlying volume growth at 2.3% accelerated through the year, reaching 5.0% in the fourth quarter. The increase in volume growth was widespread across most of our key categories and countries and translated into improving market share performance in all regions as the year progressed.
Operating margin before restructuring, disposals and other one-off items rose to 14.8%. Advertising and promotional expenditure increased by around €250 million. The margin development was underpinned by volume efficiencies and savings of €1.4 billion from lower supply chain costs and a leaner organisational structure.
Cash flow from operating activities increased by €1.4 billion in comparison with 2008, driven by a significant improvement in working capital, and after a €0.5 billion increase in cash contributions to pension funds.
Despite some of the most difficult trading conditions in recent memory, all regions delivered an improving trend in volumes and market share, driven by stronger innovation and advertising and promotional support. Discipline in execution is also improving. We have improved customer service levels and are starting to see progress in on-shelf availability. We have taken decisive action to ensure that our prices stay competitive and, where appropriate, we have adjusted prices to reflect easing commodity costs, just as we took necessary increases in 2008. Cost saving programmes continued to deliver significant benefits across the business.

	AAC			The Americas			Western Europe

at current rates of exchange	2009	2008	change	2009	2008	change	2009	2008	change

Turnover (€m)	14,897	14,471	2.9%	12,850	13,199	(2.6)%	12,076	12,853	(6.0)%
Operating profit (€m)	1,927	1,701	13.3%	1,843	2,945	(37.4)%	1,250	2,521	(50.4)%
Operating profit before RDIs† (€m)	2,074	1,695	22.4%	2,074	2,038	1.8%	1,740	2,165	(19.6)%
Operating margin	12.9%	11.8%		14.3%	22.3%		10.4%	19.6%
Operating margin before RDIs†	13.9%	11.7%		16.1%	15.4%		14.4%	16.8%

at constant rates of exchange

Turnover			7.3%			(1.0)%			(3.6)%
Underlying sales growth			7.7%			4.2%			(1.9)%
Operating profit			16.1%			(36.6)%			(49.9)%
Operating profit before RDIs†			25.6%			2.8%			(18.8)%

†	RDIs: restructuring, business disposals and other one-off items. Operating profit before RDIs and operating margin before RDIs may also be referred to elsewhere in this document as ‘underlying operating profit’ or ‘underlying operating margin’. For further information, see also page 46.
16     Unilever Annual Report and Accounts 2009

In a very challenging and volatile environment the Asia, Africa and Central & Eastern Europe (AAC) region posted strong growth and margin improvement. We continue to invest aggressively behind the fast-growing emerging markets including China and Russia. The operating margin before RDIs was up from 11.7% to 13.9% in the year as a result of lower commodity costs and operational leverage.
The Americas region recorded a competitive performance with continuing momentum across the business. Volume growth continued to accelerate with all major units contributing. The operating margin before RDIs was up from 15.4% to 16.1% in the year despite the impact of dilution from business disposals.
In the Western Europe region there were encouraging performances in the year in a number of major markets, with an improving trend in quarterly volume growth. The challenging conditions in southern Europe continue. The operating margin before RDIs was down from 16.8% to 14.4% in the year, largely due to a substantial increase in marketing investment and the negative impact of a weaker sterling on our UK business.
We continued to support the growth of global brands through the rapid roll-out of bigger and better innovations to an increasing number of countries. In addition we substantially increased brand support levels at the same time as media rates were lower. We continue to see the impact of the tough economic conditions on consumers in many key markets as we are focused on providing products which meet their needs, increasingly at value prices.

Surf
JASMINE &
BLACK GARDENIA

Case study: Surf

A growth sensation

For a laundry brand to be successful it must clean well and smell nice, while being sold at a good price. And it has to be marketed effectively. It sounds straightforward, but in such an intensely competitive market there is no margin for error.

Doing these basics brilliantly is behind the phenomenal success of Surf (also called Sunlight and Rinso), one of the best known laundry brands in the world. In the last few years, we have launched the brand successfully in new markets, and taken innovations into existing markets. In 2009 we created a premium range, Twilight Sensations, which is already delivering results. Understanding the local market and positioning the brand effectively has been key to Surf's 12.5% growth in 2009, underscoring our decision in 2008 to sell our North American laundry business to focus on stronger investment opportunities elsewhere.

and more @ www.unilever.com/surf

Unilever Annual Report and Accounts 2009     17

 Report of the Directors Performance 2009

Making a difference in society
Our brands touch the lives of many millions every day. Through our products and the power of our marketing, we can help make a difference to health and well-being around the world.

Nutrition – helping make the healthy choice
Increasingly it is recognised that healthy diets along with regular physical activity play a major role in maintaining good health.
More and more, consumers are concerned about what they eat and how it affects their health and well-being. By developing brands that help them to enjoy a healthy diet, we can meet their expectations and grow our business.
Our approach is based around four elements:
•	improving the nutritional quality of all our products;

•	focusing research and development on healthy offerings;

•	expanding consumer choice;

•	providing clear information for consumers.
Making progress
The starting point is to improve the nutritional quality of our existing brand portfolio without compromising on taste. Since 2005 our Nutrition Enhancement Programme has reviewed our entire portfolio of products. By the end of 2009, this showed that 44% are in line with internationally accepted guidelines for saturated and trans fat, sugar and salt.
It is estimated that reducing salt by as little 1 g per day can reduce strokes by 5% and heart attacks by 3%. The World Health Organization recommends a daily intake of 5 g. In 2009 we set product benchmarks to achieve a dietary intake of 6 g of salt per day by the end of 2010, with the ambition to reduce further to 5 g per day by the end of 2015.
Innovation is bringing products that offer specific health and nutritional benefits. For example, our Hellmann’s Light and Extra Light mayonnaise use patented citrus fibre technology to give a smooth and creamy taste, but with 60-90% less oil than the full fat variant.
To increase consumer choice, we provide variants of many brands, with full and low fat, sweetened and unsweetened options, and different portion sizes.
Nutritional labelling provides consumers with essential information such as levels of key nutrients.
The health claims we make are based on rigorous scientific evidence and are externally checked. During 2009 the European Union formally approved Unilever’s claim that the active ingredient in our Flora/Becel pro.activ products is proven to lower cholesterol. Lowering blood cholesterol may reduce the risk of coronary heart disease.
Extending our impact
The Food and Agriculture Organization estimates that more than 1 billion people are undernourished worldwide. Some of our brands can play a role in tackling under-nutrition, particularly micronutrient deficiencies, through food fortification. For example, our Rama/Blue Band spreads contain vitamins A and D. Annapurna iodised salt helps to prevent diseases related to iodine deficiency.
We play an active role in public debate and work in partnership with international organisations to extend the impact of our initiatives. One example is the World Food Programme (WFP), where we support efforts to improve the health and nutrition of school children in developing countries. In 2009, nearly 17 million meals for 80,000 children were provided by WFP, thanks to Unilever employee and brand initiatives. In addition, 50,000 school children in Indonesia, Kenya and Colombia were enrolled in nutrition and hygiene behavioural change campaigns, jointly developed and implemented by WFP and Unilever.

18     Unilever Annual Report and Accounts 2009

Within our own workforce too, we can make a difference to health and well-being. Our Lamplighter programme enables Unilever employees to assess, track and improve important aspects of their health such as blood pressure, fitness, mental resilience and diet. This in turn improves the health of Unilever as a business, with fitter, more engaged employees.
Hygiene – changing habits, helping save lives
Poor sanitation and a lack of personal hygiene remain the root causes of many life-threatening diseases around the world. Helping people to incorporate simple hygiene habits into their everyday routines can achieve dramatic improvements. Our competitive strength and long heritage of involvement, particularly in developing and emerging markets, offer particular opportunities to grow our brands and make a difference to diseases caused by poor hygiene.
Our Lifebuoy brand helps to promote health and hygiene, and in particular encourages people to wash their hands with soap. In India, its Swasthya Chetna programme (‘Health Awakening’) has run since 2002, raising awareness of the importance of handwashing with soap to prevent disease. Similar hygiene promotion activities run in Bangladesh, Sri Lanka, Pakistan, Indonesia, Vietnam and South Africa. The brand’s hygiene education has reached more than 133 million people in these countries since 2002. In 2009 Lifebuoy was voted one of India’s most trusted brands in a national consumer poll.
We work with a wide range of partners to help promote the importance of handwashing. Launched in 2008, Global Handwashing Day is an annual event backed by the Public-Private Partnership for Handwashing with Soap, of which Unilever is a founding partner. In 2009 more than 80 countries took part in Global Handwashing Day, touching 120 million people worldwide. Lifebuoy teams in 23 countries coordinated efforts with over 50 organisations, including governments and NGOs. Activities included encouraging school children to take handwashing pledges and the Lifebuoy Germ Fighter Drawing Contest.
Around the world, over 1 billion people do not brush their teeth with a fluoride toothpaste. We estimate that more than 3 billion people do not brush twice a day. Research results from a two-year study show that brushing twice a day with a fluoride toothpaste reduces tooth decay in children by up to 50% compared with only brushing once. Recognising this opportunity to improve oral health and expand our sales, our toothpaste brands have launched their ‘Brush day and night’ campaign.
Making good quality products such as soap and toothpaste affordable and widely available is a crucial starting point. But this is not enough if people do not change their everyday habits too.
That is why Unilever’s health and hygiene programmes harness the power of our marketing to change behaviour. The ‘social mission’ of brands means such action is integrated into brand strategies, not simply a philanthropic add-on.

Unilever Annual Report and Accounts 2009     19

 Report of the Directors Performance 2009

Growing sustainably
Our goal is to double the size of the business whilst at the same time reducing our environmental footprint. We define this footprint broadly. It extends well beyond our own operations to encompass the whole value chain – our activities from the sourcing of raw materials through to consumer use and disposal of our products.

This is a challenging objective, but we start from a strong base. For more than a decade we have been reducing the environmental impact of our own factories and supporting our agricultural suppliers to improve their sustainability practices.
During 2009 we also carried out a major piece of work to measure more accurately Unilever’s impacts on the world around us. A new set of metrics was piloted to assess our global brands against four indicators – greenhouse gas emissions, water, waste and agricultural sourcing.
The analysis highlighted again that our direct impact from factories, offices, lorries, business travel and so forth was small in comparison with other parts of our value chain. How people use our washing powders, for example, has a much bigger impact than where or how we make them.
Our own operations
Although emissions and waste from factories represent only a small part of our footprint, we are committed to reducing them.
Since 1995 we have achieved a 41%* reduction in CO2 from energy per tonne of production. In 2009 we achieved a reduction of 3%* compared to 2008.
Since 1995 we have reduced by 65%* the amount of water we use to make a tonne of product. During 2009 we achieved a 5.6%* reduction in water use compared to 2008.
Total waste sent from our factories for disposal has been cut by 73%* per tonne of production since 1995.
One example of action is our detergent factory in Hefei, China. Straw waste previously burned by local farmers is now collected and used to generate power. This improves air quality, reduces CO2 emissions and provides farmers with extra income.
At our Gloucester factory in the UK, where we make Wall’s and Magnum ice cream, we will reduce CO2 from energy by more than 3,000 tonnes a year through the installation of a combined heat and power (CHP) plant. The 2.4 megawatt plant is primarily fuelled by natural gas, with heat in the form of hot water and steam produced as a by-product. This heat is re-used in the manufacturing process.
Sourcing sustainably
Around 50% of the raw materials that we use for our products come from agriculture and forestry. We buy approximately 12% of the world’s black tea, 6% of its tomatoes and 3% of its palm oil.
Our goal is to source all our key agricultural raw materials sustainably. Through our Sustainable Agriculture Programme, we have developed detailed guidelines on what sustainable agriculture means for our key crops. Our guidelines cover criteria such as reducing fertiliser and pesticide use, conserving water, promoting biodiversity and using less energy.
Palm oil is used in both food and home and personal care products. We have committed to have all our palm oil purchases externally certified as sustainable by 2015. Working with Greenpeace, we have built a global coalition of some 40 companies and NGOs

20     Unilever Annual Report and Accounts 2009

to combat deforestation in Asia, much of which is caused by unsustainable agricultural practices in growing oil palms. Around two thirds of the coalition’s company members have now set public targets for purchasing certified sustainable supplies.
In 2009 Unilever purchased GreenPalm certificates covering 185,000 tonnes of palm oil, accounting for around 15% of our total needs. GreenPalm certificates support the production of sustainable palm oil certified to the standards of the Roundtable on Sustainable Palm Oil. We also took action to suspend a major supplier in Indonesia following evidence of involvement in destructive practices.
In 2009 WWF published the 2009 Palm Oil Buyers’ Scorecard – an assessment of the palm oil purchasing practices of major European companies. Unilever was rated among the top five and was commended for showing real progress on commitments to buy and use sustainable palm oil.
Reducing impacts from consumer use
The biggest part of Unilever’s emissions of both CO2 and water occur during consumer use. Many of our products require energy to heat water for cooking, showering or washing clothes. Through the design and formulation of these products, we can mitigate their impacts. For example, Persil Small & Mighty laundry detergent not only uses fewer chemicals and less packaging but also allows the consumer to wash clothes at low temperatures and on shorter cycles.
During 2009 we contributed to a study conducted by Tesco and Manchester University’s Sustainable Consumption Institute. This showed that in the UK three quarters of emissions are directly or indirectly influenced by consumers.
In a joint report produced with Coca-Cola we shared our experiences in mapping impacts across the value chain (ie from sourcing raw materials through to consumer use and disposal of products), and in empowering consumers to change behaviour.
In Mexico, Unilever is collaborating with Walmart on a project called Grupo Transforma to raise awareness among consumers about environmental protection. Activities include waste collection sites at stores to encourage recycling and a travelling environmental exhibition ‘La Neta del Planeta’ (‘The Truth of the Planet’).
Investor recognition
Unilever’s work has been recognised by investor rating agencies. The Dow Jones Sustainability World Indexes cite us as food industry leader, for the 11th year running. We have been included in the FTSE4Good Index Series since its inception in 2001.
In 2009 Unilever was the only company recognised as ‘best practice’ by the Natural Value Initiative’s Ecosystem Services Benchmark, a tool developed with six institutional investors to help asset managers identify companies that are actively managing the risks and opportunities related to biodiversity and ecosystems.

Unilever Annual Report and Accounts 2009     21

 Report of the Directors Board and Executive

Board of Directors

Chairman
Michael Treschow1,2
Nationality: Swedish. Aged 66.
Chairman since May 2007. Chairman,
Telefonaktiebolaget L M Ericsson.
Non-Executive Director, ABB Group.
Board member, Knut and Alice Wallenberg
Foundation, Member of the European Advisory
Board, Eli Lilly and Company. Chairman,
AB Electrolux 2004-2007 and Confederation
of Swedish Enterprise 2004-2007.
Vice-Chairman
Jeroen van der Veer3, 4, 5
Nationality: Dutch. Aged 62.
Appointed 2002. Non-Executive Director,
Royal Dutch Shell plc. Member, Supervisory
Board of Philips, and Vice-Chairman ING. Member,
Supervisory Board of De Nederlandsche
Bank N.V. 2000-2004.
Executive Directors
Paul Polman
Chief Executive Officer
Nationality: Dutch. Aged 53.
Chief Executive Officer since January 2009.
Appointed Director October 2008. President,
Kilimanjaro Blind Trust. Patron, Leaders for
Nature, an International Union for Conservation
of Nature (IUCN) initiative. Various positions
within Procter & Gamble Co. 1979-2001,
Group President Europe and Officer, Procter &
Gamble Co. 2001-2006. Chief Financial Officer,
Nestlé S.A. 2006-2008. Executive Vice President
and Zone Director for the Americas 2008.
Jean-Marc Huët*
Chief Financial Officer
Nationality: Dutch. Aged 40.
Appointed Chief Financial Officer February
2010. Chief Financial Officer, Bristol-Myers
Squibb 2008-2009. Royal Numico NV
2003-2007. Executive Director, Goldman
Sachs International 1993-2003. Clement
Trading 1991-1993.
Non-Executive Directors
The Rt Hon The Lord Brittan
of Spennithorne QC, DL6
Nationality: British. Aged 70.
Appointed 2000. Vice-Chairman, UBS
Investment Bank and Chairman, UBS Limited.
Director, UBS Securities Company Limited.
Member, International Advisory Committee
of Total. Member, Advisory Board of Teijin
Ltd. Member, European Commission and
Vice-President 1989-1999. Member, UK
Government 1979-1986. Home Secretary
1983-1985 and Secretary of State for Trade
and Industry 1985-1986.
Professor Wim Dik7
Nationality: Dutch. Aged 71.
Appointed 2001. Professor at Delft University
of Technology. Chairman, Advisory Board
of Spencer Stuart Netherlands. Vice-chairman
of Supervisory Board of Stage Entertainment
B.V. Non-Executive Director, Aviva plc 1999-2009
and Logica plc 2002-2009. Chairman and CEO,
Koninklijke PTT Nederland (KPN) 1988-1998
and Koninklijke KPN N.V. (Royal Dutch Telecom)
1998-2000. Minister for Foreign Trade,
Netherlands 1981-1982.
Louise Fresco8
Nationality: Dutch. Aged 58.
Appointed May 2009. Professor of International
Development and Sustainability at the University
of Amsterdam. Supervisory Director, RABO Bank.
Member, SER. Trustee, Roosevelt Academy.

*Jean-Marc Huet will be proposed for election as an Executive Director at the 2010 AGMs.
22     Unilever Annual Report and Accounts 2009

Left to right:
Michael Treschow
Jeroen van der Veer
Paul Polman
Jean-Marc Huet
The Rt Hon The Lord Brittan of Spennithorne
Professor Wim Dik
Louise Fresco
Ann Fudge
Charles Golden
Byron Grote
Narayana Murthy
Hixonia Nyasulu
Kees Storm
Paul Walsh

Ann Fudge2
Nationality: American. Aged 58.
Appointed May 2009. Non-Executive Director,
Novartis AG, General Electric Co., and Buzzient
Inc. Chairman, US Programs Advisory Panel
of Gates Foundation. Honorary director of
Catalyst, Trustee of The Rockefeller Foundation
and vice-chairman of the board of overseers
of Harvard University.
Charles Golden7
Nationality: American. Aged 63.
Appointed 2006. Non-Executive Director,
Clarian Health Partners, Hill-Rom Holdings,
Eaton Corporation and the Lilly Endowment.
Member of Finance Committee, Indianapolis
Museum of Art. Executive Vice-President,
Chief Financial Officer and Director, Eli Lilly
and Company 1996-2006.
Byron Grote7
Nationality: American/British. Aged 61.
Appointed 2006. Chief Financial
Officer, BP p.I.c. Member, UK Business –
Government Forum on Tax and Globalisation.
Vice-chairman, UK Government’s Public
Services Productivity Panel.
Narayana Murthy8
Nationality: Indian. Aged 63.
Appointed 2007. Chairman, Asia Business
Council, International Institute of Information
Technology and Infosys Technologies Limited.
Director, Infosys Consulting, Inc., Infosys
Technologies (China) Company Limited,
New Delhi Television Ltd. Non-Executive
Director, HSBC Holdings plc.
Hixonia Nyasulu8
Nationality: South African. Aged 55.
Appointed 2007. Chairman, Sasol Ltd.
Non-Executive Director, Barloworld Ltd and
Tongaat-Hulett Group Ltd. Member, Advisory
Board of JP Morgan SA. Director, Paton Tupper
Associates (Pty) Ltd.
Kees Storm9
Nationality: Dutch. Aged 67.
Appointed 2006. Chairman, Supervisory Board
and Member of the Audit Committee, KLM
Royal Dutch Airlines N.V. Member, Supervisory
Board, AEGON N.V. Board member and
Chairman of Audit Committee, Anheuser-Busch
InBev S.A. Board member and member of
the Audit Committee, Baxter International, Inc.
Vice-Chairman, Supervisory Board, Pon
Holdings B.V. Chairman, Executive Board,
AEGON N.V. 1993-2002.
Paul Walsh1, 2
Nationality: British. Aged 54.
Appointed May 2009. Chief Executive Officer
of Diageo. Non-Executive Director, FedEx
Corporation Inc. Chairman, The Scotch Whisky
Association. Member of the Council of the
University of Reading, The Business Council
for Britain, The Prince of Wales International
Business Leaders Forum.

1 Member Nomination Committee
2 Member Remuneration Committee
3 Chairman Nomination Committee
4 Chairman Remuneration Committee
5 Senior Independent Director
6 Chairman Corporate Responsibility and Reputation Committee
7 Member Audit Committee
8 Member Corporate Responsibility and Reputation Committee
9 Chairman Audit Committee

Unilever Annual Report and Accounts 2009     23

 Report of the Directors Board and Executive

Unilever Executive

Paul Polman
Chief Executive Officer
(see details on page 22)
Doug Baillie
President Western Europe
Nationality: British. Aged 54.
Appointed President of Western Europe in May
2008. Joined Unilever 1978. Previous posts
include: CEO, Hindustan Unilever Limited and
Group Vice President, South Asia 2006, Group
Vice-President – Africa, Middle East & Turkey
(AMET) 2005, President, Africa Regional Group
2004, National Manager, Unilever South Africa,
2000, Managing Director Lever Pond’s South
Africa 1997, Vice President, Home and Personal
Care for the Africa Business Group 1994.
Vindi Banga
President Foods, Home & Personal Care
Nationality: Indian. Aged 55.
Appointed to UEx April 2005 as President
Foods. Appointed President Foods, Home &
Personal Care in May 2008. Joined Unilever
1977. Previous posts include: Business Group
President Home and Personal Care, Asia
2004 in addition to Non-Executive Chairman,
Hindustan Lever 2004-2005. Chairman
and Managing Director, Hindustan Lever
2000-2004.
Professor Geneviève Berger
Chief Research and Development Officer
Nationality: French. Aged 55.
Appointed to UEx July 2008. Professor and
Hospital Practitioner, Medical University
Teaching Hospital, Paris 2003-2008. Member,
Technical Committee, Institute of Electrical and
Electronics Engineers (IEEE). Chairman, Advisory
Board, Health for the European Commission.
Director, Biotech and Agri-Food Department
1998-2000 and Director of Technology 2000,
the French Ministry for Education. Director
General, National Centre for Scientific Research
(CNRS), France 2000-2003. Previously
Non-Executive Director of Unilever N.V. and
Unilever PLC 2007-2008.
Jean-Marc Huët
Chief Financial Officer
(see details on page 22)
Harish Manwani
President Asia, Africa and Central
& Eastern Europe
Nationality: Indian. Aged 56.
Appointed to UEx April 2005 as President
Asia Africa. Appointed President Asia, Africa
and Central & Eastern Europe in May 2008.
Joined Unilever 1976. He is also Non-Executive
Chairman, Hindustan Unilever Limited. Previous
posts include: Business Group President, Home
and Personal Care, North America 2004.
Business Group President, Home and Personal
Care, Latin America 2001 and Senior Vice
President, Hair Care and Oral Care 2000.
Sandy Ogg
Chief Human Resources Officer
Nationality: American. Aged 56.
Appointed Chief HR Officer April 2005. Joined
Unilever 2003. Previous posts include: SVP Human
Resources, Foods 2003. Prior to joining Unilever
he worked for Motorola as SVP, Leadership,
Learning and Performance Management.
Michael Polk
President Americas
Nationality: American. Aged 49.
Appointed President Americas March 2007.
Joined Unilever 2003. Previous posts include:
President Unilever USA. Prior to joining
Unilever, he held various senior positions at
Kraft Foods including President, Biscuits and
Snacks Sector and President, Asia Pacific
Region. External appointments: Non-Executive
Director, Newell-Rubbermaid Corporation;
Director, Students in Free Enterprise and
Grocery Manufacturers of America.
Pier Luigi Sigismondi
Chief Supply Chain Officer
Nationality: Italian. Aged 44.
Appointed Chief Supply Chain Officer
September 2009. Prior to his appointment at
Unilever, he joined Nestlé S.A. in 2002 as Vice
President of Corporate Operations Strategies,
before moving to Nestlé Mexico in 2005
as Vice President of Supply Chain and R&D.
Prior to Nestlé S.A. he was Vice President of
Operations in Italy for A T Kearney. He also holds
a Masters in Industrial & Systems Engineering
from the Georgia Institute of Technology,
Atlanta, Georgia.

Unilever Executive (UEx) members are treated as executive officers and senior management for US purposes and key management personnel for IFRS purposes. All members of the UEx have existing agreements with varying terms, however, all agreements include a notice period of 12 months although local law and practice may sometimes impact on these provisions. Details of the remuneration paid and share awards are shown in aggregate in note 4 on page 90.
24     Unilever Annual Report and Accounts 2009

 Report of the Directors About Unilever

Our business

Our business
Unilever is one of the world’s leading suppliers of fast-moving consumer goods. We aim to meet everyday consumer needs for nutrition, hygiene and personal care with products that help people to feel good, look good and get more out of life. Unilever is a global business which by the end of the year was generating more than half of its turnover in developing and emerging markets in Asia, Africa, Central & Eastern Europe and Latin America. Unilever’s portfolio includes such well-known brands as Knorr, Lipton, Hellmann’s, Magnum, Omo, Dove, Lux and Axe/Lynx.
Our long-term ambition is to be in the top third of a group of 21 fast moving consumer goods companies in terms of total shareholder return on a three-year basis. A list of the companies included in our peer group in 2009 is set out on page 46.
Key indicators 2009 – performance and portfolio
During 2009, progress against our key financial performance indicators was as follows:

	2009	2008	2007

Underlying sales growth (%)	3.5	7.4	5.5
Underlying volume growth (%)	2.3	0.1	3.7
Operating margin (%)	12.6	17.7	13.1
Operating margin before RDIs (%)	14.8	14.6	14.5
Ungeared free cash flow (€ billion)	4.9	3.2	3.8
Return on invested capital (%)	11.2	15.7	12.7
Total shareholder return (ranking)	5	9	8

Underlying sales growth, underlying volume growth, operating margin before RDIs, ungeared free cash flow, return on invested capital and total shareholder return are not recognised measures under IFRS. Further information about our use of these measures, including definitions and, where appropriate, reconciliation to IFRS measures, can be found in our Financial Review starting on page 37.
Underlying sales growth (USG) is defined as the percentage increase in turnover, adjusted for the impact of acquisitions and disposals and exchange rate fluctuations. In 2009, underlying sales growth was 3.5% compared with 7.4% in 2008. Underlying volume growth is underlying sales growth after excluding the impact of price changes.
Operating margin for 2009 was 12.6% compared with 17.7% in 2008, which benefited significantly from the net impact of profits on disposals, restructuring charges and other one-off items. Before these items the underlying improvement in operating margin in 2009 was 0.2 percentage points.
Ungeared free cash flow (UFCF) is defined as the cash flow from operating activities less net capital expenditure, pension charges, share-based compensation costs and tax. A more comprehensive definition is given on page 45. In 2009, UFCF was €4.9 billion, which was €1.7 billion higher than a year earlier.
Return on invested capital (ROIC) is defined as profit after tax (excluding finance and net impairment charges) divided by the average invested capital. A more comprehensive definition is given on page 45. In 2009, ROIC was 11.2% compared with 15.7% in 2008, which benefited from significant profits on business disposals. Excluding the impact of profits on sale of group companies, ROIC was at the same level as in 2008.
Within our peer group of 21 companies, our ranking for Total Shareholder Return over a three-year period was 5th in 2009. This measure forms part of the basis for the long-term remuneration of top management. Further information is given on page 46.
In addition to these financial indicators, we track other measures in support of our strategic goals. We believe that the share of our business that is generated in Developing and Emerging (D&E) markets, and the proportion of our turnover that is generated by our top 25 brands are particularly relevant. For the latter measure we group together brands that have common consumer profiles and are supported by common innovation programmes, although in some cases the brand names may vary between countries. The results for these measures for the last three reporting years are as follows:

	2009	2008	2007

Share of turnover in D&E markets (%)	49	47	44
Share of turnover in top 25 brands (%)	73	73	73

Our definition of D&E markets includes all countries in Latin America, Central & Eastern Europe, Africa and Asia, except Japan and Australia. In 2009, the turnover in D&E markets represented 49% of the turnover of the Group.
Our D&E strategy aims to increase the penetration and consumption of our categories with D&E consumers at all income levels and to trade consumers up to higher added value products as needs change with rising incomes. We have an outstanding geographic footprint in D&E markets. Our focus is to maintain and develop our leading category and brand positions in our D&E strongholds, such as Brazil, India, South Africa and Indonesia, whilst simultaneously investing aggressively for growth to build up new brand and category positions in countries that present important new growth opportunities, notably China and Russia.
In the last decade we have strengthened our brand portfolio, with the top 25 brands now collectively contributing 73% of our global turnover, and our top 13 brands together accounting for sales of €23.5 billion.
We also monitor the development of our brands through independent market information that gives us insights into our leading positions versus our direct competitors. In our section on Operating environment on page 27 we indicate the product areas in which we have leading or key strategic positions.

Unilever Annual Report and Accounts 2009    25

Report of the Directors About Unilever
Our business (continued)

Key indicators 2010 – performance and portfolio
Throughout 2009 Unilever has consistently communicated to shareholders that its main business objective is to restore volume and underlying sales growth while steadily improving operating margins and cash flow. There are a number of strategic priorities which support this objective. It is this combination of top-line revenue growth and bottom-line profits growth that Unilever believes will build shareholder value over the longer term. It is our objective to be among the best performers in our peer group.
Going forward we will therefore report our financial performance against a revised set of key indicators, certain of which will also be reflected in targets for executive and management remuneration. Principal among these will be:
•	Underlying sales growth (as previously reported);

•	Underlying volume growth (sales growth excluding the impact of pricing changes);

•	Improvement in underlying operating margin before RDIs (replacing reported operating margin); and

•	Operating cash flow (replacing ungeared free cash flow).
Key indicators – people and sustainability
Identifying and addressing social and environmental concerns is essential to the long-term success of Unilever, as recognised in our new vision to double the size of the business, while reducing our environmental impact. Handling these aspects of our operations well not only represents sensible management of risk, but presents new opportunities for business growth. We have many indicators to measure our progress in these areas, however the ones we regard as key are people’s safety and the three environmental measures below.
We take seriously our responsibility to provide a safe workplace. We aim to continuously improve the health, safety and well-being of everyone working for or on behalf of Unilever. A key measure of our progress in this area is our total recordable accident frequency rate, which counts all employee workplace accidents except those requiring only simple first aid treatment.
We are committed to meeting the needs of customers and consumers in an environmentally sound and sustainable manner, through continuous improvement in environmental performance in all our activities. As a multinational business, it is essential that we exercise the same concern for the environment wherever we operate. The environmental measures that we regard as the most significant in relation to our business are those relating to the amounts of CO2 from energy that we produce, the water that we consume as part of our production processes, and the amount of waste that we generate for disposal. For further information please refer also to page 20.
The table below shows the results for the last three years.

	2009	2008	2007

Total recordable accident frequency rate (TRFR) per 1,000,000 hours (a)	1.91	2.10	2.60
CO2 from energy per tonne of production (kg)	141.61	145.92	149.18
Water per tonne of production (m3)	2.80	2.97	3.05
Total waste per tonne of production (kg)	6.63	7.91	7.56

(a) As a consequence of improving our safety performance over many years, in 2009 Unilever decided to increase the denominator used to calculate TRFR from 100,000 to 1,000,000 hours. Using this new higher factor has the effect of increasing our current and historical TRFR data by a factor of ten, as shown in the table above.
Data for 2009 is preliminary. It will be independently assured and reported in our online Sustainable Development Report 2009 at www.unilever.com/sustainability The data shown for 2008 and 2007 has been assured.
The type of assurance undertaken has been limited to enquiries of company personnel and analytical procedures together with review on a sample basis of the operation of processes relating to performance data noted in the table above. Assurance of this nature is substantially less in scope than a financial audit and does not include detailed sample testing of source data, processes or internal controls. None of the assurance services in this area is provided by Unilever’s external financial auditors.
On pages 18 to 21 of this report we give examples of the ways in which our brands are addressing consumers’ social and environmental concerns. A comprehensive review of Unilever’s social and environmental performance can be found in our annual Sustainable Development Report, available online at www.unilever.com/sustainability Our online Report will contain updated and independently assured results for 2009 for the measures above, as well as trend information that demonstrates our performance over the longer term.
Ten-year trends in many of the measures described above, together with a range of other indicators, are included in the document entitled ‘Unilever Charts’ which can be found on our website at www.unilever.com/investorrelations/annual_reports
Organisation
Unilever’s organisation comprises regions, categories and functions.
Our regions have profit responsibility for the local go-to-market operations in their geographic territory. The focus is primarily to build and develop relationships with customers, to develop the regional supply chain to deliver customer service and asset productivity, and to deploy brands and innovations effectively, focused on excellent execution in the market place. The performance of the regions is measured in terms of in-year financial results, customer service levels and market positions.

26    Unilever Annual Report and Accounts 2009

The global category team aims to develop winning category and brand strategies, to create exciting new brand communication, product innovation and renovation, and to provide strategic direction for the supply chain. The category team is responsible for medium-term value creation, considering items such as market share, category growth, brand health and innovation.
Our functional teams, notably Finance and Human Resources, are responsible for providing business partnering, strategic support and competitive services across the global business. Such functions are organised around these same principles of business partners, shared services and centres of expertise.
The top management team, called the Unilever Executive (UEx), consists of the CEO with eight direct reports, including regional Presidents for Western Europe, the Americas and Asia Africa CEE, one global President for the categories, and four functional heads, namely the CFO, Chief HR Officer, Chief R&D Officer and Chief Supply Chain Officer.
Operating environment
In our markets, we compete with a diverse set of competitors. Some of these operate on an international scale like ourselves, while others have a more regional or local focus.
We aim to focus on providing consumers with added-value products that will help them to feel good, look good and get more out of life, in several important ways:
•	creating and nurturing attractive brands that are trusted and preferred by consumers and which seek to address consumer needs and aspirations better than other brands;

•	developing and rolling out new and better products and concepts across our regions and product categories, supported by innovative communication campaigns; and

•	optimising and improving the productivity and efficiency of our cost and asset base whilst ensuring consistent high quality of our products.
Around 70% of our turnover is in countries and categories where we have a leadership position, as measured by the value of turnover. We hold the global number 1 position in savoury, spreads, dressings, tea, ice cream, deodorants and mass skin care. We hold the global number 2 position in laundry detergents and daily hair care. We have strong local positions in household care and oral care.
Unilever’s products are generally sold through our own sales force as well as through independent brokers, agents and distributors to chain, wholesale, co-operative and independent grocery accounts, food service distributors and institutions. Products are physically distributed through a network of distribution centres, satellite warehouses, company-operated and public storage facilities, depots and other facilities.
Our products are sold in over 170 countries around the world. In many countries we manufacture the products that we sell, while we also export products to countries where we do not have manufacturing operations. The manufacturing network is generally determined by an optimised regional sourcing strategy which takes account of requirements for innovation, quality, service, cost and flexibility. Certain of our businesses, such as ice cream, are subject to significant seasonal fluctuations in sales. However, Unilever operates globally in many different markets and product categories, and no individual element of seasonality is likely to be material to the results of the Group as a whole.
Our products use a wide variety of raw and packaging materials which we source internationally, and which may be subject to price volatility. For example in 2008 we saw unprecedented price increases in many of our materials, notably in edible oils, which are used in many food products as well as some personal care products, and of crude oil, which is relevant to our transport costs but also used as an input for certain petrochemicals and packaging materials.
Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in this report, there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2009 or the two preceding years.
For more information about related party transactions please refer also to note 30 on page 128.
Resources
Our brands
We have a strong and well-differentiated portfolio of global and local brands, which are positioned to meet the needs and aspirations of our consumers across a variety of price points, segments and channels, allowing us to compete effectively in our key categories and countries.
In 2009 eleven of our brands had global turnover of €1 billion or more. These were Knorr, Hellmann’s, Lipton, Becel/Flora (Healthy Heart), Rama/Blue Band (Family Goodness), Wall’s/Algida (Heartbrand), Omo, Dove, Lux, Rexona (including Sure and Degree) and Axe/Lynx.
We manage our brands under the following four category headings: savoury, dressings and spreads; ice cream and beverages; personal care; and home care.
Savoury, dressings and spreads includes soups, bouillons, sauces, snacks, mayonnaise, salad dressings, margarines, spreads and cooking products such as liquid margarines, and some frozen foods. Our key brands here are Knorr, Hellmann’s, Becel/Flora (Healthy Heart), Rama/Blue Band (Family Goodness), Calvé, Wish-Bone, Amora, Ragú and Bertolli.

Unilever Annual Report and Accounts 2009    27

Report of the Directors About Unilever
Our business (continued)

Ice cream and beverages includes ice cream sold under the international Heartbrand, including Cornetto, Magnum, Carte d’Or and Solero, Wall’s, Kibon, Algida and Ola. Our portfolio also includes Ben & Jerry’s, Breyers, Klondike and Popsicle. This category also includes tea-based beverages, where our principal brands are Lipton, Brooke Bond and PG Tips, as well as weight management products through our Slim•Fast range and nutritionally enhanced products sold in developing markets, including Annapurna and AdeS.
Within these groups, we also include sales by Unilever Foodsolutions, which is a global food service business providing solutions for professional chefs and caterers.
In personal care, six global brands are the core of our business in the mass skin care, daily hair care and deodorants product areas – Dove, Lux, Rexona (including Sure and Degree), Sunsilk (including Seda/Sedal), Axe/Lynx and Pond’s. Other important brands include Suave, Clear, Lifebuoy and Vaseline, together with Signal and Close Up in oral care.
Our home care ranges include laundry products, such as tablets, traditional powders and liquids for washing clothing by hand or machine. Tailored products including soap bars are available for lower-income consumers. Our brands include Omo (‘Dirt is Good’ platform), Surf, Comfort, Radiant and Skip. Our household care products include surface cleaners and bleach, sold under the Cif, Domestos and Sun/Sunlight brands.
Please refer also to pages 8 to 21 where we give many examples of the ways in which our brand portfolio is being actively managed in support of our strategic objectives.
Our employees
We believe in providing an environment where individuals can achieve their goals, both professionally and personally. In order to attract and retain the best people, we recognise the need to offer them ways to take advantage of opportunities, room to succeed and grow, and more directions in which to pursue their careers.
Our success depends on innovation, so we do everything we can to ensure that the enterprising people we employ have the freedom to act. We give them all the support and encouragement they need. At the same time, we empower them to make tough decisions, implement new ideas and use their initiative. As a result our people have a passion for achievement, strive for outstanding results and are determined to get things done.
We believe in everyone’s ability to develop and grow, and that life at work should be a continuous learning journey and that we all have an equal right to take advantage of the opportunity to develop ourselves. In our view, seizing the opportunity to make a difference is more important than simply progressing up the ladder.
Personal vitality is also something we feel strongly about and we have programmes and activities in place which are designed to help everyone in the business take care of themselves and encourage a better quality of life. By creating a vitalising work experience and environment for our people we help them feel energised and able to perform to the very best of their ability.
We have created an inclusive environment where people can bring their whole self to work; they do not have to change to fit in. We want people to be themselves. This drives a higher level of engagement and, as a direct result, improves all-round performance.
The fact that everyone is unique and has different interests outside the office has a positive impact on the way we work and on our culture. Understanding other people’s perspectives and learning from them adds variety and enriches what we do.
Our total employee numbers over the last five years were as follows:

Year end in thousands	2009	2008	2007	2006	2005

Asia Africa CEE	95	102	97	98	118
The Americas	40	42	43	45	47
Western Europe	28	30	34	36	41

Total	163	174	174	179	206

Diversity
Diversity in Unilever is about inclusion, embracing differences, creating possibilities and growing together for better business performance. We embrace diversity in our workforce: this means giving full and fair consideration to all applicants and continuing development to all employees regardless of gender, nationality, race, creed, disability, style or sexuality. Diversity plays a vital role in ensuring we understand consumers’ needs.
The commitment to diversity is set right at the top of our business. It is driven by the Global Diversity Board, chaired throughout 2009 by Chief Executive Officer Paul Polman.
Unilever is a very culturally diverse business, with 20 different nationalities represented among our top-tier management.
We have worked to embed diversity firmly into our day-to-day business decisions, via our talent management and people processes, from appointments to development. In addition the Global Diversity Board has agreed a number of actions which must be implemented by all of our business units to promote and support increased diversity. Our business units are required to report progress against each of these actions on a quarterly basis using the Diversity Scorecard, which is reviewed by the Global Diversity Board.

28    Unilever Annual Report and Accounts 2009

Information Technology
Unilever IT is a global function headed by a Chief Information Officer, reporting to the Chief Financial Officer, with a strategy to deliver simple and competitive IT solutions in a cost-effective way to support the business agenda.
A common technology framework and common standards for architecture, key technologies, process, information and service allow Unilever to simplify its IT operations to better exploit global scale in IT. For example, this common approach facilitates the move towards regional supply chain organisations and the development of regional shared service centres, notably in Finance and Human Resources, which in some cases are outsourced.
The IT function is a key enabler for the transformation towards a globally aligned business through:
•	strategic alliances and partnerships with global suppliers;

•	improving IT infrastructure and service levels, whilst reducing costs;

•	building consistent IT capabilities, processes and databases; and

•	strategic outsourcing in selected key areas.
Unilever partners with a selected group of leading suppliers to develop and maintain a limited number of complementary IT systems that collectively cover our business needs. This promotes radical simplification, increased flexibility and agility, faster implementation and reduced costs.
Intellectual property
We have a large portfolio of patents and trademarks, and we conduct some of our operations under licences that are based on patents or trademarks owned or controlled by others. We are not dependent on any one patent or group of patents. We use all appropriate efforts to protect our brands and technology.
Laws and regulation
Unilever businesses are governed by laws and regulations designed to ensure that products may be safely used for their intended purpose and that labelling and advertising are truthful and not misleading. Unilever businesses are further regulated by data protection and anti-trust legislation. Important regulatory bodies in respect of our businesses include the European Commission and the US Food and Drug Administration.
We have processes in place to ensure that products, ingredients, manufacturing processes, marketing materials and activities comply in all material respects with the above-mentioned laws and regulations.
Legal proceedings
We are involved from time to time in legal and arbitration proceedings arising in the ordinary course of business. For information on current outstanding legal proceedings and ongoing regulatory investigations please refer to ‘Legal proceedings’ within note 25 on page 122.

Unilever Annual Report and Accounts 2009    29

Report of the Directors About Unilever
Outlook and risks

The following discussion about outlook and risk management activities includes ‘forward-looking’ statements that involve risk and uncertainties. The actual results could differ materially from those projected. See the ‘Cautionary statement’ on the inside back cover.
Outlook
Market conditions for our business were particularly challenging in 2009 and we do not expect this to change significantly in 2010. Economic pressures are likely to weigh heavily on consumer spending. This is especially the case in some of our developed markets where we expect unemployment to remain relatively high and disposable incomes to be adversely impacted by the combination of higher taxes and rising interest rates as fiscal stimulus packages start to be unwound. Under these conditions consumer confidence is not expected to rise significantly in the year ahead and the search for value in the shopping basket will continue.
Against this background we expect continued deflationary pressure, exacerbated in the early part of the year by the continuing impact of lower commodity costs. However we anticipate commodity cost inflation to return around the middle of the year, albeit at more modest levels than in recent years, and that this will put limited upward pressure on prices in the second half of 2010.
The competitive environment for our business is likely to intensify further in 2010. Our key competitors, both global and local, will be aiming to regain market share in many of our key markets and categories and will enhance their activity plans accordingly. We expect heightened levels of competitive challenge to our many leadership positions based on innovation and wide-ranging brand support. We are well prepared for such challenges.
Faced with these challenges we will continue to focus on our key strategic priorities for 2010 of driving volume growth whilst providing a steady improvement in operating margin before RDIs and strong cash flow. We believe that our outstanding and long-established presence in D&E markets is a key competitive strength that offers us opportunities for future growth. In these markets, per capita levels of consumption are much lower than in developed markets, and demographic trends suggest that over the next ten years many millions of consumers may be able to afford our products. At the same time we are determined to grow also in the developed world, which still represents around half of our business.
Principal risk factors
Risks and uncertainties could cause actual results to vary from those described in forward-looking statements made within this document, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. The risks that we regard as the most relevant to our business are identified below. We have also commented on certain mitigating actions that we believe help us manage such risks; however, we may not be successful in deploying some or all of these mitigating actions.

Description of risk

Economic
•	Decline in business during an economic downturn

•	Avoiding customer and supplier default
Unilever’s business is dependent on continuing consumer demand for our brands. Reduced consumer wealth driven by adverse economic conditions may result in our consumers becoming unwilling or unable to purchase our products, which could adversely affect our cash flow, turnover, profits and profit margins. For example, in 2008 the economic downturn adversely impacted our business by reducing the demand for some of our products. In addition we have a large number of global brands, some of which have a significant carrying value as intangible assets: adverse economic conditions may reduce the value of those brands which could require us to impair their balance sheet value.
During economic downturns access to credit could be constrained: this happened in 2008 and 2009. This could impact the viability of our suppliers and customers and could temporarily inhibit the flow of day-to-day cash transactions with suppliers and customers via the banks.
Adverse economic conditions may affect one or more countries within a region, or may extend globally. The impact on our overall portfolio will depend on the severity of the economic slowdown, the mix of countries affected and any government response to reduce the impact such as fiscal stimulus, changes to taxation and measures to minimise unemployment.

What we are doing to manage the risk

The breadth of Unilever’s portfolio and our geographic reach help to mitigate local economic risks. We carefully monitor economic indicators and regularly model the impact of different economic scenarios. We monitor consumer behaviour through regular market research and adopt a flexible business model which allows us to adapt our portfolio and respond quickly to develop new offerings that suit consumers’ and customers’ changing needs during economic downturns. We regularly update our forecast of business results and cash flows and, where necessary, rebalance investment priorities. We undertake impairment testing reviews in accordance with the relevant accounting standards.
We regularly monitor and review the health of our customers and suppliers and implement credit limits and supply substitution arrangements. These reviews are undertaken more frequently during economic downturns.

30    Unilever Annual Report and Accounts 2009

Description of risk

Markets
•	Managing the business across globally competitive markets

•	Volatility of emerging markets

•	Building strategic alliances and partnerships
Unilever operates globally in competitive markets where the activities of other multinational companies, local and regional companies and customers which have a significant private label business may adversely affect our market shares, cash flow, turnover, profits and/or profit margins.
49% of Unilever’s turnover in 2009 came from D&E markets including Brazil, India, Indonesia, Turkey, South Africa, China, Mexico and Russia. These markets are typically more volatile than developed markets, so we are continually exposed to changing economic, political and social developments outside our control, any of which could adversely affect our business. Failure to understand and respond effectively to local market developments could put at risk our cash flow, turnover, profit and/or profit margins.

Brand
•	Design, development and roll-out of consumer/customer relevant products and services
Unilever’s vision is to help people feel good, look good and get more out of life with brands and services that are good for them and good for others. This is achieved by designing and delivering superior branded products/services at relevant price points to consumers across the globe. Failure to provide sufficient funding to develop new products, lack of technical capability in the R&D function, lack of prioritisation of projects and/or failure by operating management to successfully and quickly roll out the products may adversely impact our cash flow, turnover, profit and/or profit margins and may impact our reputation.

Customer
•	Building long-term, mutually beneficial relationships with customers

•	Customer consolidation and growth of discount sector
Maintaining successful relationships with our customers is key to ensuring our brands are successfully presented to our consumers and are available for purchase at all times. Any breakdown in the relationships with customers could reduce the availability to our consumers of existing products and new product launches and therefore impact our cashflow, turnover, profits and/or profit margins.
The retail industry continues to consolidate in many of our markets. Further consolidation and the continuing growth of discounters could increase the competitive retail environment by increasing customers’ purchasing power, increasing the demand for competitive promotions and price discounts, increase cross-border sourcing to take advantage of pricing arbitrage and thus adversely impact our cash flow, turnover, profits and/or profit margins. Increased competition between retailers could place pressure on retailer margins and increase the counterparty risk to Unilever.

What we are doing to manage the risk

Our strategy focuses on investing in markets and segments which we identify as attractive, i.e. where we have or can build competitive advantage and where we can consistently grow sales and margins. Many years of exposure to D&E markets has given us the ability to be able to operate and develop our business successfully during periods of economic, political or social change.
We seek in-fill acquisitions to support our category and geographic ambitions and, through Unilever Corporate Ventures, invest in potential future businesses, new technologies and different business models.
We identify strategic partnerships with specialists that enable us to leverage external expertise to more efficiently and cost-effectively develop and manage our business.

We have processes to monitor external market trends and collate consumer, customer and shopper insight in order to develop long-term category and brand strategies. Our established innovation management process uses comprehensive marketing tools and techniques to convert category strategies into a series of projects, building on internally developed know-how and expertise. It further identifies, prioritises and allocates resources and develops relevant brand communications. We have well-established procedures to plan and execute roll-out of products to our customers.

We build and maintain trading relationships across a broad spectrum of channels ranging from centrally managed, multinational customers, to ‘discount’ chains and to the ‘traditional’ trade via distributors in many developing countries. We develop joint business plans with all our key customers, including detailed investment plans and customer service objectives, and regularly monitor progress.

Unilever Annual Report and Accounts 2009    31

Report of the Directors About Unilever
Outlook and risks (continued)

Description of risk

Financial/Treasury
•	Funding the ongoing operation of the business

•	Counterparty default in a financial institution

•	Managing currency and interest rate differences and movements

•	Efficiently meeting our pension fund and tax obligations
As a global organisation Unilever’s asset values, earnings and cash flows are influenced by a wide variety of currencies, interest rates, tax jurisdictions and differing taxes. If we are unable to manage our exposures to any one, or a combination, of these factors, this could adversely impact our cash flow, profits and/or profit margins. A material and significant shortfall in net cash flow could undermine Unilever’s credit rating, impair investor confidence and hinder our ability to raise funds, whether through access to credit markets, commercial paper programmes, long-term bond issuances or otherwise. In times of financial market volatility, we are also potentially exposed to counterparty risks with banks.
We are exposed to market interest rate fluctuations on our floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating rate debt and increase the cost of future borrowings. Our inability to manage the interest cost effectively could have an adverse impact on our cash flow, profits and/or profit margins.
Because of the breadth of our international operations we are subject to risks from changes to the relative value of currencies which can fluctuate widely and could have a significant impact on our assets, cash flow, turnover, profits and/or profit margins. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets of its foreign subsidiaries. We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid by foreign currency or to remit dividends to the parent company.
Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.
In view of the current economic climate and deteriorating government deficit positions, tax legislation in the countries in which we operate may be subject to change, which may have an adverse impact on our profits.

What we are doing to manage the risk

A key target for the Group is to manage our financial affairs so as to maintain our A1/A+ credit rating, which gives us continued access to the global debt markets, even when the overall financial markets are under stress. We seek to manage our liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, we have committed credit facilities to underpin our commercial paper programme and for general corporate purposes. We regularly update our cashflow forecasts and assess the range of volatility due to pension asset values, interest rates and currencies. We concentrate cash in parent and finance companies to ensure maximum flexibility for meeting changing business needs. We finance our operating subsidiaries through a mixture of retained earnings, third-party borrowings and loans from parent and group companies. Group Treasury regularly monitors exposure to our third-party banks, tightening counterparty limits where appropriate. The Group actively manages its banking exposures on a daily basis.
In order to minimise interest costs and reduce volatility, our interest rate management policy aims to achieve an appropriate balance between fixed and floating rate interest exposures on forecast net debt levels for the next five years. We achieve this through a combination of issuing fixed rate long-term debt and by modifying the interest rate exposure of debt and cash positions through the use of interest rate swaps.
In order to manage currency exposures we maintain a policy whereby operating companies manage trading and financial foreign exchange exposures within prescribed limits and by the use of forward foreign exchange contracts. Regional groups monitor compliance with this policy. Further, operating companies borrow in local currency except where inhibited by local regulations, lack of local liquidity or local market conditions. For those countries that, in the view of management, have a substantial retranslation risk we may decide to hedge such net investment through the use of foreign currency borrowing or forward exchange contracts.
Our pension investment policies require us to invest across a range of equities, bonds, property, hedge funds and cash such that the failure of any single investment will not have a material impact on the overall value of assets. The majority of assets, including those held in our ‘pooled’ investment vehicle, ‘Univest’, are managed by external fund managers and are regularly monitored by pension trustees and central pensions department.
On tax, we maintain high quality tax compliance procedures and documentation, execute prudent tax planning strategies and make proper provision for current and deferred taxation. Deferred tax assets are reviewed regularly for recoverability.

32    Unilever Annual Report and Accounts 2009

Description of risk

Consumer safety and environmental sustainability
•	Maintaining high social and environmental standards

•	Designing and producing products that are safe for consumers

•	Building an environmentally sustainable business
Unilever has developed a strong corporate reputation over many years for its focus on social and environmental issues, including promoting sustainable development and utilisation of renewable resources. The Unilever brand logo, now displayed on all our products and advertising, increases our external exposure. Should we fail to meet high product safety, social, environmental and ethical standards across all our products and in all our operations and activities it could impact our reputation, leading to the rejection of products by consumers, damage to our brands including growth and profitability, and diversion of management time into rebuilding our reputation.
We aim to grow our business while reducing our environmental impact. The environmental measures that we regard as most significant are those relating to the amounts of CO2 from energy that we use, the water we consume as part of our production processes and the amount of waste that we generate for disposal. Failure to design products with a lower environmental footprint could damage our reputation and hence long-term cash flow, turnover, profits and/or profit margins.

Operations
•	Securing raw materials and key third-party services

•	Maintaining safe, secure and operational production and distribution capability

•	Maintaining a competitive cost structure

•	Handling major incidents and crises
Our ability to make products is dependent on securing timely and cost-effective supplies of production materials, some of which are globally traded commodities. The price of commodities and other key materials, labour, warehousing and distribution fluctuates according to global economic conditions, which can have a significant impact on our product costs. For example, in 2008 we saw unprecedented increases in many of our commodity costs, including edible oils and crude oil. If we are unable to increase prices to compensate for higher input costs, this could reduce our cash flow, profits and/or profit margins. If we increase prices more than our competitors, this could undermine our competitiveness and hence market shares.
Further, two-thirds of the raw materials that we buy come from agriculture. Changing weather patterns, water scarcity and unsustainable farming practices threaten the long-term viability of agricultural production. A reduction in agricultural production may limit our ability to manufacture products in the long term.
We are dependent on regional and global supply chains for the supply of raw materials and services and for the manufacture, distribution and delivery of our products. We may be unable to respond to adverse events occurring in any part of this supply chain such as changes in local legal and regulatory schemes, labour shortages and disruptions, environmental and industrial accidents, bankruptcy of a key supplier or failure to deliver supplies on time and in full, which could impact our ability to deliver orders to our customers. Any of the foregoing could adversely impact our cash flow, turnover, profits and/or profit margins and harm our reputation and our brands.

What we are doing to manage the risk

Our Code of Business Principles and other operational and business policies are designed to ensure that we consistently maintain high social and environmental standards, and we have established processes to track performance in these areas. Our strategy benefits from the insights of the Unilever Sustainable Development Group, comprising five external specialists in corporate responsibility and sustainability, that guide and critique the development of our strategy.
Detailed operational policies and procedures ensure that quality and safety are built in to the design, manufacture and distribution of all of our products. Procedures are also in place to respond quickly to consumer safety and quality incidents including provision to initiate product recalls where necessary.
Our ‘Brand Imprint’ process ensures that the direct and indirect environmental impacts of our products and brands are assessed in a consistent way across the value chain. Specific targets have been set against our environmental impact ambitions, and progress is monitored and published in the annual Sustainable Development Report.

We have strategies and policies in place to monitor short- and long-term raw material demand forecasts. These are used to determine future production requirements and facilitate the forward-buying of traded commodities to reduce future volatility of commodity costs. We have contingency plans to enable us to secure alternative key material supplies at short notice, to transfer/share production between manufacturing sites and to use substitute materials in our product formulations and recipes.
We have programmes of regular preventative maintenance for key lines and production sites. We have in place mandatory occupational health and safety policies to ensure the well-being and safety of our employees, including procedures for regular self-certification.
We regularly undertake value improvement programmes to identify cost/value opportunities in direct and indirect costs. We benchmark internal product and service costs against external providers and we regularly model our production, distribution and warehousing capability to optimise capacity utilisation and cost.
We routinely assess potential threats to our operations that could, if they materialise, give rise to a major incident or crisis. We review the appropriateness of our incident response, business continuity and disaster recovery plans taking into account external developments.

Unilever Annual Report and Accounts 2009    33

Report of the Directors About Unilever
Outlook and risks (continued)

Description of risk

People and talent
•	Attracting, developing and retaining a skilled workforce to build and maintain a fit-for-purpose organisation
Attracting, developing and retaining talented employees is essential to the delivery of our strategy. If we fail to determine the appropriate mix of skills required to implement our strategy and subsequently fail to recruit or develop the right number of appropriately qualified people, or if there are high levels of staff turnover, this could adversely affect our ability to operate successfully, and hence grow our business and effectively compete in the marketplace.

Legal and regulatory
•	Complying with and anticipating new legal and regulatory requirements
Unilever is subject to local, regional and global rules, laws and regulations, covering such diverse areas as product safety, product claims, trademarks, copyright, patents, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes. Important regulatory bodies in respect of our business include the European Commission and the US Food and Drug Administration. Failure to comply with laws and regulations could leave Unilever open to civil and/or criminal legal challenge and, if upheld, fines or imprisonment imposed on us or our employees. Further, our reputation could be significantly damaged by adverse publicity relating to such a breach of laws or regulations and such damage could extend beyond a single geography.

Restructuring and change management
•	Delivering major restructuring projects effectively
In recent years Unilever has launched global and regional restructuring programmes to help simplify our organisational structure, leverage common platforms, realise benefits from our regional and global scale and outsource business processes. Implementation of such programmes requires significant effort and attention from management and employees to complete to the agreed timescale and realise the anticipated benefits. In the event that we are unable to successfully implement these changes in a timely manner or at all, or effectively manage third-party relationships and/or outsourced processes, we may not be able to realise some or all of the anticipated expense reductions. In addition, because some of the restructuring changes involve important functions, any disruption could harm the operations of our business, our reputation and/or relationship with our employees.

Other risks
Unilever is exposed to varying degrees of risk and uncertainty related to other factors including physical risks, legislative, environmental, fiscal, tax and regulatory developments, legal matters, insurance and resolution of such pending matters within current estimates, our ability to integrate acquisitions and complete planned divestitures, terrorism and economic, political and social conditions in the environments where we operate and new or changed priorities of the Boards. All these risks could materially affect the Group’s business, our turnover, operating profits, net profits, net assets and liquidity. There may be risks which are unknown to Unilever or which are currently believed to be immaterial.

What we are doing to manage the risk

Resource Committees have been established and implemented throughout our business. These committees have responsibility for identifying future skills and capability needs, defining career paths and professional training programmes, benchmarking the elements of reward structures, both short- and long-term, and identifying the key talent and leaders of the future. Regular internal surveys are conducted to gauge employee views and obtain feedback.
We have an integrated management development process which includes regular performance review, underpinned by a common set of ‘Standards of Leadership’ behaviours, skills and competency profiling, mentoring, coaching and training.

Specialists or specialist teams at global, regional and local level are responsible for setting policies and ensuring that all employees are aware and comply with regulations and laws specific and relevant to their roles. Internal competition law compliance procedures and training are reinforced and enhanced on an on-going basis. There is a Legal Policy which sets out the specific activities and processes for which employees must seek the agreement of internal legal counsel in advance of making a commitment.

All significant global and regional restructuring projects are approved by the Unilever Executive and sponsored by a Unilever Executive member. Regular updates are provided to the Unilever Executive.
Sound project disciplines are used in executing restructuring projects including: clearly articulated project objectives, scope and deliverables; an approved and properly authorised business case updated over time as necessary; detailed and up-to-date project planning; resourcing by appropriately qualified personnel; an effective communication and change management plan; and proper closure, where learnings are captured and disseminated.

34    Unilever Annual Report and Accounts 2009

Risk Management Approach
The identification and management of risk is integral to Unilever’s strategy and to achieving its long-term goals. The Boards have overall responsibility for the management of risk and for reviewing the effectiveness of the system of internal control and risk management approach.
We believe that good risk management is fundamental to good business management and that our success as an organisation depends on our ability to identify and then exploit the key risks and opportunities for the business. Successful businesses take/manage risks and opportunities in a considered, structured, controlled and effective way. Our risk management approach is embedded in the normal course of business and is summarised in the diagram below.
Our approach is designed to provide reasonable, but not absolute, assurance that our assets are safeguarded, the risks facing the business are being addressed and all information required to be disclosed is reported to the Group’s senior management including, where appropriate, the Chief Executive Officer and Chief Financial Officer.
Organisation
The Boards have established a clear organisational structure, including formally delegated authorities, that responds to the Principal Risk Factors that Unilever faces in the short, medium and longer term.
Foundation and Principles
Unilever’s approach to doing business is framed by our Corporate Mission & Purpose. Our Code of Business Principles sets out the standards of behaviour that we expect all employees to adhere to. Day-to-day responsibility for ensuring these principles are applied throughout Unilever rests with senior management across regions, categories, functions and operating companies. A network of Code Officers and Committees support the responsible operational leaders with the activities necessary to communicate the Code, deliver training, maintain processes and procedures to report and respond to alleged breaches (including ‘hotlines’) and to capture and communicate learnings.
The implementation of and compliance with our Code and other critical areas of risk that Unilever faces, including legal and regulatory compliance, is facilitated through a business oriented policy network. Each policy defines mandatory standards that are applied consistently across the organisation. These policies are broad-ranging in their nature including such areas as employee health and safety, product safety and quality, the environment, ethical research, use of certain ingredients in our products, risk management, accounting and reporting, share dealing and corporate disclosure, pension fund management, treasury management, taxation and transfer pricing.
Processes
Unilever operates a wide range of processes and activities across all its operations covering strategy setting, planning, execution and performance management. These are formalised and documented as procedures at a global, regional or local level as appropriate. Increasingly, these procedures are being centralised globally and automated into transactional and other information technology systems.
Assurance and Re-Assurance
Senior management provides an annual Positive Assurance letter addressed to the Chief Executive Officer confirming compliance of their business unit with the Code of Business Principles and applicable policies. Exceptions, if any, together with remedial actions, form part of these written communications. A consolidated version is presented to the Disclosure Committee and the Board for their review.
There are also specialist ongoing compliance programs that supplement the Positive Assurance exercise. Examples of these include Health, Safety & Environment, Product Safety and Quality, Information Technology, Finance and Pensions Management.
The Corporate Audit function plays a key role in providing to both operating management and the Boards an objective view and reassurance of the effectiveness of the systems of internal control and risk management throughout Unilever.

Unilever Annual Report and Accounts 2009    35

Report of the Directors About Unilever
Outlook and risks (continued)

Boards’ assessment of compliance with the
Risk Management frameworks
The Boards, through Committees where appropriate, regularly review significant risk areas and decisions that could have a material impact on Unilever. These reviews consider the risks that Unilever is prepared to accept or tolerate, and how to manage and control those risks.
The Boards, through the Audit Committee, have reviewed the assessment of risks, internal controls and disclosure controls and procedures that operate in the Group and have considered the effectiveness and remedial actions where applicable for the year covered by this report and up to the date of its approval by the Boards of Directors. Details of the activities of the Audit Committee in relation to this can be found in the Report of the Audit Committee on page 63.
Further statements on compliance with the specific risk management and control requirements in the Dutch Corporate Governance Code, the UK Combined Code and the US Securities Exchange (1934) & Sarbanes-Oxley (2002) Acts can be found on pages 60, 61 and 62 respectively.

36    Unilever Annual Report and Accounts 2009

Financial Review 2009

Basis of reporting
The accounting policies that are most significant in connection with our financial reporting are set out on pages 42 and 43.
Foreign currency amounts for results and cash flows are translated from underlying local currencies into euros using annual average exchange rates. Balance sheet amounts are translated at year-end rates, except for the ordinary capital of the two parent companies. These are translated at the rate referred to in the Equalisation Agreement of 3 1/9p = €0.16 (see Corporate governance on page 56).
Certain discussions within this Financial Review 2009 and in the Financial Review 2008 starting on page 47 include measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. These include underlying sales growth (USG), underlying volume growth (UVG), operating margin before RDIs, ungeared free cash flow (UFCF), return on invested capital (ROIC), and net debt. Further information about these measures is given below or on pages 44 to 46.
Underlying sales growth reflects the change in revenue at constant rates of exchange (average exchange rates for the preceding year), excluding the effects of acquisitions and disposals. We believe that this is a measure that provides valuable additional information on the underlying performance of the business. In particular, it presents the organic growth of our business year on year, and is used internally as a core measure of sales performance.
The reconciliation of USG to changes in turnover for each of our reporting regions is given on pages 38 to 39, and for the Group in total on page 46.
Operating margin before RDIs is a measure that allows us to comment on trends in operating profit after excluding the impact of restructuring costs, profits and losses on business disposals, impairments and certain other one-off items (which we collectively term RDIs). We give further information about these on the face of our income statement and in note 3 on page 89.
The reconciliation of operating margin before RDIs to reported operating margin for each of our reporting regions is given on pages 38 to 39, and for the Group in total on page 46.
USG, UVG and operating margin before RDIs are not measures which are defined under IFRS. They should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. These measures as reported by us may not be comparable with similarly titled measures reported by other companies.
Group results and earnings per share
The following discussion summarises the results of the Group during the years 2009 and 2008. The figures quoted are in euros, at current rates of exchange, being the average rates applying in each period as applicable, unless otherwise stated. Information about exchange rates between the euro, pound sterling and US dollar is given on page 130.
In 2009 and 2008, no disposals qualified to be disclosed as discontinued operations for purposes of reporting.

	€ million	€ million
	2009	2008

Continuing operations:
Turnover	39,823	40,523
Operating profit	5,020	7,167
Operating profit before RDIs	5,888	5,898
Net profit	3,659	5,285

	€	€
	2009	2008

EPS – continuing operations	1.21	1.79
EPS – continuing operations before RDIs	1.33	1.43

Turnover in 2009 at €39,823 million was 1.7% lower than in 2008. Underlying sales growth, excluding the impact of acquisitions, disposals and currency impacts, was 3.5%, including underlying volume growth of 2.3%.
Reported operating profit was €5,020 million, compared with €7,167 million in 2008, which benefited significantly from one-off profits arising on the disposal of group companies. Underlying operating margin before the net impact of these and other RDI items was 14.8% compared with 14.6% in 2008. Reported operating margin for the year was 12.6% (2008: 17.7%).
The cost of financing net borrowings was €429 million, €29 million higher than last year. The interest rate on net borrowings was 4.9%, compared with 4.5% last year.
There was a net charge of €164 million for pensions financing compared with a credit of €143 million in the previous year. Expected returns on assets were much reduced in 2009 due to the fall in asset values caused by the credit crunch.
The tax rate before RDIs was 26.6%, in line with last year. The reported tax rate for the year was 26.2% compared with 26.4% for 2008.
Net profit from joint ventures and associates, together with other income from non-current investments, contributed €489 million, which included a gain of €327 million from the disposal of the majority of our equity interest in JohnsonDiversey. This compares with €219 million last year, which included a gain of €61 million on the disposal of our interests in plantations in Côte d’lvoire.
Reported earnings per share of €1.21 were 33% lower than last year which was boosted by one-off profits on disposals of businesses. Earnings per share before RDIs at €1.33 for the year were 7% lower, principally due to the net charge for pensions financing, compared with a credit last year.

Unilever Annual Report and Accounts 2009    37

Report of the Directors About Unilever
Financial Review 2009 (continued)

Asia, Africa and Central & Eastern Europe (AAC)

	€ million	€ million
	2009	2008

Turnover	14,897	14,471
Operating profit	1,927	1,701
Operating margin	12.9%	11.8%
Restructuring, business disposals and impairment charges included in operating margin	(1.0)%	0.1%
Operating margin before RDIs	13.9%	11.7%

Underlying sales growth at constant rates	7.7%
Effect of acquisitions	0.5%
Effect of disposals	(0.9)%
Effect of exchange rates	(4.0)%
Turnover growth at current rates	2.9%

Operating profit 2009 vs 2008
Change at current rates	13.3%
Change at constant rates	16.1%

Turnover at current rates of exchange grew by 2.9%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange grew by 13.3%, after including an adverse currency movement of 2.8%. The comments that follow reflect the underlying performance of the business, removing the impact of currency translation and all costs related to acquisitions and disposals, restructuring and impairment.
Despite market conditions being both challenging and volatile in most parts of the region, 2009 was a year of strong volume-led growth and significant improvement in operating margin. Underlying sales growth for the year was 7.7%, with a strong volume component of 4.1%. Volume growth accelerated through the year, reaching 9.4% in the fourth quarter. It was also broad-based with strong performances in particular from Indonesia, China, Turkey, Vietnam, Arabia and Australia.
Market shares also progressed positively through the year in most parts of the region, with the exception of India where competition intensified significantly, especially from lower-cost local players. Here, robust actions have been taken across the portfolio to strengthen market positions. We have continued to invest aggressively behind key fast-growing emerging markets including China and Russia. Business performance in China has been strong, and in Russia, despite a particularly difficult economic background encouraging progress was made over the year.
Underlying price growth was positive for the year as a whole but turned negative towards the end of the year in most markets. This downward trend reflects the passing back to consumers of the benefits from commodity cost reductions and selective price adjustments. Operating margin before RDIs grew by 2.2 percentage points reflecting the positive impact of operational leverage and the combined impact of higher prices and lower commodity costs.
Other key developments in the year included a significant and broad-based improvement in customer service, the acquisition of the Baltimor sauce business in Russia and the establishment of the regional supply chain centre in Singapore. With this in place and related IT systems development progressing well the region is increasingly well-placed to exploit benefits of speed, scale and simplification in many aspects of its operations.
The Americas

	€ million	€ million
	2009	2008

Turnover	12,850	13,199
Operating profit	1,843	2,945
Operating margin	14.3%	22.3%
Restructuring, business disposals, and impairment charges included in operating margin	(1.8)%	6.9%
Operating margin before RDIs	16.1%	15.4%

Underlying sales growth at constant rates	4.2%
Effect of acquisitions	0.7%
Effect of disposals	(6.0)%
Effect of exchange rates	(1.2)%
Turnover growth at current rates	(2.6)%

Operating profit 2009 vs 2008
Change at current rates	(37.4)%
Change at constant rates	(36.6)%

Turnover at current rates of exchange fell by 2.6%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange fell by 37.4%, after including a small adverse currency movement of 0.8%. This fall reflects the significant income received from business disposals in 2008. The comments below reflect the underlying performance of the business, removing the impact of currency translation and all costs related to acquisitions and disposals, restructuring and impairment.
Consumer confidence in the region was fragile throughout 2009, particularly in the USA. Against this backdrop, underlying sales growth for the year of 4.2% and volume growth of 2.5% represent a highly competitive performance. The volume trend showed improved momentum through the year with growth reaching 5.5% in the fourth quarter.
All major units in the region contributed positive volume growth, with strong performances in particular from Brazil, Chile and the USA. Pricing was positive for the year as a whole, but turned negative in the fourth quarter, particularly in the US and Brazilian markets. Partly this reflected the lapping of increases taken late in 2008, but it was also driven by a more intensive competitive pricing environment, especially in key home and personal care categories.
Operating margin before RDIs grew by 0.7 percentage points despite the impact of overhead dilution from the major business disposals completed in 2008. This was driven by improvements in gross margin from mix, lower commodity costs and pricing, allowing an increase in advertising and promotional investment in addition to the improvement in underlying margin.
Other key developments in the year included the leveraging of the ‘Customer Insight and Innovation Centre’ in New Jersey, enabling us to provide a range of solutions to help our customers grow faster, and the acquisition of TIGI hair care business. There were also significant improvements in customer services and in-store presence throughout the region.

38    Unilever Annual Report and Accounts 2009

Western Europe

	€ million	€ million
	2009	2008

Turnover	12,076	12,853
Operating profit	1,250	2,521
Operating margin	10.4%	19.6%
Restructuring, business disposals and impairment charges included in operating margin	(4.0)%	2.8%
Operating margin before RDIs	14.4%	16.8%

Underlying sales growth at constant rates	(1.9)%
Effect of acquisitions	0.5%
Effect of disposals	(2.2)%
Effect of exchange rates	(2.5)%
Turnover growth at current rates	(6.0)%

Operating profit 2009 vs 2008
Change at current rates	(50.4)%
Change at constant rates	(49.9)%

Turnover at current rates of exchange fell by 6.0%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange fell by 50.4%, after including a small adverse currency movement of 0.5%. This fall reflects in part the significant income received from business disposals in 2008. The comments below reflect the underlying performance of the business, removing the impact of currency translation and all costs related to acquisitions and disposals, restructuring and impairment.
Consumer confidence in Western Europe remained low throughout 2009 with unemployment rising and varying degrees of economic difficulty in many countries. Against this background an underlying volume decline of 0.1% was encouraging, and performance showed steadily improving momentum through the year. Volume growth in the UK was particularly strong, and France and Belgium also achieved positive volume growth for the year overall. Conditions were most challenging in Southern Europe, with Spain and Greece in particular experiencing difficult years.
Underlying sales growth was negative 1.9%, reflecting a price decline of 1.8%. This downward trend was experienced in nearly all major countries. This again reflected falling commodity costs. We also corrected prices in categories or markets where consumer value propositions were out of line.
Market share performance was however encouraging, with differing performances by category but a slight increase overall in volume share for the year as a whole and more significant gains in the last quarter. Operating margin before RDIs for the year was down by 2.4 percentage points. Significant drivers of this were a substantial increase in marketing investment and the negative impact of sterling weakness on the UK business.
Other key developments in 2009 included the region beginning to fully leverage the power of a single IT system to improve operational execution and drive efficiencies. We also announced the acquisition of the personal care business of Sara Lee.
Finance and liquidity
Unilever aims to be in the top third of a reference group including 20 other international consumer goods companies for Total Shareholder Return, as explained on page 46. The Group’s financial strategy supports this objective and provides the financial flexibility to meet strategic and day-to-day needs. The key elements of the financial strategy are:
•	appropriate access to equity and debt capital;

•	sufficient flexibility for acquisitions that we fund out of current cash flows;

•	A+/A1 long-term credit rating;

•	A1/P1 short-term credit rating;

•	sufficient resilience against economic and financial turmoil; and

•	optimal weighted average cost of capital, given the constraints above.
Unilever aims to concentrate cash in the parent and finance companies in order to ensure maximum flexibility in meeting changing business needs. Operating subsidiaries are financed through the mixture of retained earnings, third-party borrowings and loans from parent and group financing companies that is most appropriate to the particular country and business concerned. Unilever maintains access to global debt markets through an infrastructure of short-term debt programmes (principally US domestic and euro commercial paper programmes) and long-term debt programmes (principally a US Shelf registration and euromarket Debt Issuance Programme). Debt in the international markets is, in general, issued in the name of NV, PLC, Unilever Finance International BV or Unilever Capital Corporation. NV and PLC will normally guarantee such debt where they are not the issuer.
Thanks to active financial management, Unilever’s financing position has not been materially affected by the recent unprecedented economic turmoil. We have tightened our counterparty limits and monitored closely all our exposures. During 2009 we did not suffer any material counterparty exposure loss. We have been proactive in managing our liquidity in a manner appropriate to the recent environment and have been able to raise debt at competitive rates.
Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. The undrawn committed credit facilities in place on 31 December 2009 were US $6,050 million, out of which bilateral committed credit facilities totalled US $5,285 million and bilateral money market commitments totalled US $765 million. Further details regarding these facilities are given in note 15 on page 105.
On 12 February 2009 we issued a bond comprising two senior notes: (a) US $750 million at 3.65% maturing in 5 years and (b) US $750 million at 4.80% maturing in 10 years. On 19 March 2009 we issued senior notes of £350 million at 4.0% maturing in December 2014. On 29 May 2009 we redeemed floating rate notes of €750 million. On 11 June 2009 we issued fixed rate notes on the Eurodollar market for US $450 million at 3.125%, maturing in 2013. On 17 June 2009 we issued senior fixed rate notes for £400 million at 4.75%, maturing in 2017.

Unilever Annual Report and Accounts 2009    39

Report of the Directors About Unilever
Financial Review 2009 (continued)

The main source of liquidity continues to be cash generated from operations. Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future.
The currency distribution of total financial liabilities (excluding the currency leg of currency derivatives relating to intra-group loans) at the end of 2009 was as follows: 36% in US dollars (2008: 46%), and 28% in euros (2008: 27%), with the remainder spread across a number of countries.
Unilever manages interest rate and currency exposures of its net debt position. Taking into account the various cross-currency swaps and other derivatives, 89% of Unilever’s net debt was in US dollars (2008: 91%) and 44% in sterling (2008: 18%), partly offset by financial asset balances in euros amounting to 59% of net debt (2008: 33%), and with the remainder spread over a large number of other currencies.
Treasury
Unilever Treasury’s role is to ensure that appropriate financing is available for all value-creating investments. Additionally, Treasury delivers financial services to allow operating companies to manage their financial transactions and exposures in an efficient, timely and low-cost manner.
Unilever Treasury operates as a service centre and is governed by policies and plans approved by the Boards. In addition to policies, guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity. Performance is monitored closely. Reviews are undertaken periodically by the corporate internal audit function.
The key financial instruments used by Unilever are short- and long-term borrowings, cash and cash equivalents, and certain straightforward derivative instruments, principally comprising interest rate swaps and foreign exchange contracts. The accounting for derivative instruments is discussed in note 15 on page 106. The use of leveraged instruments is not permitted.
Other relevant disclosures are given in notes 14 and 15 on pages 99 to 110, which are incorporated and repeated here by reference.
Unilever Treasury manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates and liquidity. Further details of the management of these risks are given in note 15 on page 104 to 106, which are incorporated and repeated here by reference.
Balance sheet

	€ million	€ million
	2009	2008

Goodwill and intangible assets	17,047	16,091
Other non-current assets	9,158	8,876
Current assets	10,811	11,175
Current liabilities	(11,599)	(13,800)

Total assets less current liabilities	25,417	22,342

Non-current liabilities	12,881	11,970
Shareholders’ equity	12,065	9,948
Minority interest	471	424

Total capital employed	25,417	22,342

Goodwill and intangibles at 31 December 2009 were €1.0 billion higher than in 2008, as a result of currency movements and acquisition activity. The increase in other non-current assets is mainly due to an increase in property, plant and equipment to €6.6 billion compared with €6.0 billion in 2008.
Inventories were lower by €0.3 billion and trade receivables were lower by around €0.4 billion. Cash and cash equivalents were slightly higher at €2.6 billion.
Current liabilities were €2.2 billion lower at €11.6 billion following short-term borrowing repayments during the year. There was a significant reduction of €2.6 billion in financial liabilities due within one year, and an increase of €0.6 billion in trade payables and other current liabilities. Provisions were €0.3 billion lower at €0.4 billion.
Non-current liabilities rose by €0.9 billion compared with 2008. Financial liabilities due after one year were €1.3 billion higher at €7.7 billion due to bonds issued during 2009. Pension liabilities were €0.5 billion lower than in 2008.
The overall net liability for all pension arrangements was €2.6 billion at the end of 2009, down from €3.4 billion at the end of 2008. Funded schemes showed an aggregate deficit of €0.8 billion and unfunded arrangements a liability of €1.8 billion. The reduction in the overall balance sheet liability was largely due to increased asset values, partly offset by lower discount rates for liabilities as well as one-off contributions.
Total shareholders’ equity rose by €2.1 billion in the year. Net profit added €3.4 billion, with currency, fair value and actuarial gains and other movements adding a further €0.8 billion. Dividends paid in the year totalled €2.1 billion.
Unilever’s contractual obligations at the end of 2009 included capital expenditure commitments, borrowings, lease commitments and other commitments. A summary of certain contractual obligations at 31 December 2009 is provided in the table below. Further details are set out in the following notes to the accounts: note 10 on page 95, note 14 on page 100 to and note 25 on page 121.

40    Unilever Annual Report and Accounts 2009

Contractual obligations at 31 December 2009

	€ million	€ million	€ million	€ million	€ million
		Due			Due in
		within	Due in	Due in	over
	Total	one year	1-3 years	3-5 years	5 years

Long-term debt	8,823	1,334	2,129	2,066	3,294
Interest on financial liabilities	3,143	411	614	449	1,669
Operating lease obligations	1,488	301	462	320	405
Purchase obligations(a)	403	270	89	21	23
Finance leases	369	34	50	41	244
Other long-term commitments	1,973	614	826	392	141

(a)	For raw and packaging materials and finished goods.
Off-balance sheet arrangements
SIC interpretation 12 ‘Consolidation – Special Purpose Entities’ (SIC 12) requires that entities with which we have relationships are considered for consolidation in the consolidated accounts based on relative sharing of economic risks and rewards rather than based solely on share ownership and voting rights. We periodically review our contractual arrangements with potential special purpose entities (SPEs) as defined by SIC 12. The most recent review has concluded that there are no significant SPE relationships which are not already appropriately reflected in the accounts. Information concerning guarantees given by the Group is stated in note 15 on page 105.
Cash flow

	€ million	€ million	€ million
	2009	2008	2007

Net cash flow from operating activities	5,774	3,871	3,876
Net cash flow from/(used in) investing activities	(1,263)	1,415	(623)
Net cash flow from/(used in) financing activities	(4,301)	(3,130)	(3,009)
Net increase/(decrease) in cash and cash equivalents	210	2,156	244

Cash and cash equivalents increased by €0.2 billion when translated at average 2009 exchange rates. After recognising the changes in exchange rates, amounts in the balance sheet at 31 December 2009 were slightly higher at €2.6 billion.
Net cash flow from operating activities of €5.8 billion was €1.9 billion higher than in 2008, benefiting from active management of working capital, net of one-off contributions to several pension funds. Tax paid was €0.5 billion lower, mainly resulting from tax on disposals in 2008. Under investing activities, net capital expenditure was €0.2 billion higher than in 2008. Several group companies were sold in 2008, generating significant cash inflows. Acquisitions included Inmarko in 2008 and TIGI and Baltimor in 2009. Unilever bought back shares during 2008 for €1.5 billion, which largely accounts for the movement in financing activities.
At 31 December 2009, the net debt position was €6.4 billion, a decrease of €1.6 billion compared with 2008.
Dividends and market capitalisation
Dividends per share
Interim dividends in respect of 2008 of €0.2600 per NV ordinary share and £0.2055 per PLC ordinary share were declared and paid in 2008. Final dividends in respect of 2008 of €0.5100 per NV ordinary share and £0.4019 per PLC ordinary share and interim dividends in respect of 2009 of €0.2700 per NV ordinary share and £0.2422 per PLC ordinary share were declared and paid in 2009.
As agreed at the AGMs and at meetings of ordinary shareholders in May 2009 Unilever has with effect from 1 January 2010 moved to an arrangement of paying quarterly dividends. The first quarterly interim dividends of €0.1950 per NV ordinary share and £0.1704 per PLC ordinary share were declared on 4 February 2010, to be payable in March 2010.
Unilever’s combined market capitalisation rose from €46.9 billion at the end of 2008 to €63.4 billion at 31 December 2009.
Pensions investment strategy
The Group’s investment strategy in respect of its funded pension plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans invest the largest proportion of the assets in equities, which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The pension funds also have a proportion of assets invested in property, bonds, hedge funds and cash. The majority of the assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models currently for equities and hedge funds. The aim is to provide a high-quality, well-diversified risk controlled vehicle.

Unilever Annual Report and Accounts 2009    41

Report of the Directors About Unilever
Financial Review 2009 (continued)

Acquisitions and disposals
2009
On 2 April 2009 we announced the completion of our purchase of the global TIGI professional hair product business and its supporting advanced education academies. TIGI’s major brands include Bed Head, Catwalk and S-Factor. Turnover of the business worldwide in 2008 was around US $250 million. The cash consideration of US $411.5 million was made on a cash and debt-free basis. In addition, further limited payments related to future growth may be made contingent upon meeting certain thresholds.
On 23 June 2009 we announced that we had increased our holding in our business in Vietnam to 100%, following an agreement with Vinachem who previously owned 33.3% of the business.
On 3 July 2009 we completed the acquisition of Baltimor Holding ZAO’s sauces business in Russia. The acquisition includes ketchup, mayonnaise and tomato paste business under the Baltimor, Pomo d’Oro and Vostochniy Gourmand brands – accounting for turnover of around €70 million in 2008 – and a production facility at Kolpino, near St Petersburg.
On 3 September 2009 we announced the sale of our oil palm plantation business in the Democratic Republic of Congo to Feronia Inc, for an undisclosed sum.
On 25 September 2009 we announced a binding offer to acquire the personal care business of the Sara Lee Corporation for €1.275 billion in cash. The Sara Lee brands involved, including Sanex, Radox and Duschdas, generated annual sales in excess of €750 million in the year ending June 2009. The transaction is subject to regulatory approval and consultation with European Works Councils, and is expected to be completed by the third quarter of 2010.
On 24 November 2009 we completed the sale of our interest in JohnsonDiversey. The cash consideration received was US $390 million, which included both the originally announced cash consideration of US $158 million plus the proceeds of the sale of the 10.5% senior notes in JohnsonDiversey Holdings, Inc. We retain a 4% interest in JohnsonDiversey in the form of warrants. See also note 11 on page 97.
2008
With effect from 1 January 2008, we entered into an expanded international partnership with PepsiCo for the marketing and distribution of ready-to-drink tea products under the Lipton brand.
On 3 January 2008 we completed the sale of the Boursin brand to Le Groupe Bel for €400 million. The turnover of this brand in 2007 was approximately €100 million.
On 2 April 2008 we completed the acquisition of Inmarko, the leading Russian ice cream company. The company had a turnover in 2007 of approximately €115 million.
On 31 July 2008 we completed the sale of our Lawry’s and Adolph’s branded seasoning blends and marinades business in the US and Canada to McCormick & Company, Incorporated for €410 million. The combined annual turnover of the business in 2007 was approximately €100 million.
On 9 September 2008 we completed the sale of our North American laundry business in the US, Canada and Puerto Rico to Vestar Capital Partners, a leading global private equity firm, for consideration of approximately US $1.45 billion, consisting mainly of cash along with preferred shares and warrants. These businesses had a combined turnover in 2007 of approximately US $1.0 billion.
On 5 November 2008 we completed the sale of Komili, our olive oil brand in Turkey, to Ana Gida, part of the Anadolu Group.
On 4 December 2008 we completed the sale of our edible oil business in Côte d’Ivoire, together with interests in local oil palm plantations Palmci and PHCI, to SIFCA, the parent company of an Ivorian agro-industry group, and to a 50:50 joint venture between two Singapore-based companies, Wilmar International Limited and Olam International Limited. At the same time we acquired the soap business of Cosmivoire, a subsidiary of SIFCA.
On 23 December 2008 we completed the disposal of our Bertolli olive oil and vinegar business to Grupo SOS for a consideration of €630 million. The transaction was structured as a worldwide perpetual licence by Unilever of the Bertolli brand in respect of olive oil and premium vinegar. The transaction included the sale of the Italian Maya, Dante and San Giorgio olive oil and seed oil businesses, as well as the factory at Inveruno, Italy.
Significant events after the balance sheet date
As agreed at the AGMs and at meetings of ordinary shareholders in May 2009 Unilever has with effect from 1 January 2010 moved to an arrangement of paying quarterly dividends. The first quarterly interim dividends of €0.1950 per NV ordinary share and £0.1704 per PLC ordinary share were declared on 4 February 2010.
Critical accounting policies
The accounts presented comply in all material respects with IFRS as adopted by the EU and with UK and Dutch law. They are also in accordance with IFRS as issued by the International Accounting Standards Board. To prepare these accounts, we are required to make estimates and assumptions, using judgement based on available information, including historical experience. We believe these estimates and assumptions are reasonable and we re-evaluate them on an ongoing basis. However, actual amounts and results could differ. Critical accounting policies are those which are most important to the portrayal of Unilever’s financial position and results of operations. Some of these policies require difficult, subjective or complex judgements from management. The most important are set out below.

42    Unilever Annual Report and Accounts 2009

Goodwill and intangible assets
Impairment reviews in respect of goodwill and indefinite-lived intangible assets are performed at least annually. More regular reviews, and impairment reviews in respect of other assets, are performed if events indicate that this is necessary. Impairment reviews are performed by comparing the carrying value of the asset concerned to that asset’s recoverable amount (being the higher of value in use and fair value less costs to sell). Value in use is a valuation derived from discounted future cash flows. The most important assumptions when preparing these forecast cash flows are long-term growth rates and discount rates. These are challenged at least annually and, although these are believed to be appropriate, changes in these assumptions could change the outcomes of the impairment reviews.
The most significant balances of goodwill and intangible assets relate to the regional savoury and dressings sub-product groups. We have reviewed the carrying value of these cash generating units by considering expected future cash flows based on historical experience and planned growth rates and margins for the product groups.
Please refer also to note 9 on page 93.
Financial instruments
Financial instruments are classified according to the purpose for which the instruments were acquired. This gives rise to the following classes: held-to-maturity investments, loans and receivables, financial assets at fair value through profit or loss, and available-for-sale financial assets. Please refer to note 1 on page 84 for a description of each of these categories.
Derivative financial instruments are reported at fair value, with changes in fair values booked through profit or loss unless the derivatives are designated and effective as hedges of future cash flows, in which case the changes are recognised directly in equity. At the time the hedged cash flow results in the recognition of an asset or a liability, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedged items that do not result in the recognition of an asset or liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.
Changes in fair value of net investment hedges in relation to foreign subsidiaries are recognised directly in equity.
Pensions and similar obligations
The defined benefit plan surplus or deficit in the balance sheet comprises the total for each plan of the fair value of plan assets less the present value of the defined benefit obligation (using a discount rate based on high-quality corporate bonds).
Pension accounting requires certain assumptions to be made in order to value our obligations and to determine the charges to be made to the income statement. These figures are particularly sensitive to assumptions for discount rates, inflation rates, mortality rates and expected long-term rates of return on assets. Information about sensitivity to certain of these assumptions is given in note 19 on page 113 and 114.
The following table sets out these assumptions (except for mortality rates), as at 31 December 2009, in respect of the four largest Unilever pension plans. Further details of assumptions (including mortality rates) made are given in note 19 on pages 114 and 115.

	%	%	%	%
		Nether-	United
	UK	lands	States	Germany

Discount rate	5.7	5.1	5.6	5.1
Inflation	3.1	1.9	2.4	1.9
Expected long-term rate of return:
Equities	8.0	7.7	7.8	7.7
Bonds	4.9	4.6	5.0	4.6
Property	6.5	6.2	6.3	6.2
Others	6.7	5.3	2.0	5.5

These assumptions are set by reference to market conditions at the valuation date. Actual experience may differ from the assumptions made. The effects of such differences are recognised through the statement of comprehensive income.
Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy, plan experience and other relevant data. The assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. Mortality assumptions for the four largest plans are given in more detail in note 19 on page 115.
Provisions
Provision is made, amongst other reasons, for legal matters, disputed indirect taxes, employee termination costs and restructuring where a legal or constructive obligation exists at the balance sheet date and a reliable estimate can be made of the likely outcome. See also note 18 on page 112.
Taxation
Full provision is made for deferred and current taxation at the rates of tax prevailing at the year end unless future rates have been substantively enacted, as detailed in note 17 on page 111.
Deferred tax assets are regularly reviewed for recoverability, and a valuation allowance is established to the extent that recoverability is not considered likely.

Unilever Annual Report and Accounts 2009    43

Report of the Directors About Unilever
Financial Review 2009 (continued)

Non-GAAP measures
Certain discussions and analyses set out in this Annual Report and Accounts include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies.
In the following sections we set out our definitions of the following non-GAAP measures and provide reconciliations to relevant GAAP measures:
•	Ungeared free cash flow;

•	Return on invested capital;

•	Underlying sales growth;

•	Underlying volume growth;

•	Operating margin before RDIs; and

•	Net debt.
At the end of this section we summarise the impact on Total Shareholder Return (TSR) which is a further key metric.
Measures of long-term value creation
Unilever’s ambition for the creation of value for shareholders is measured by Total Shareholder Return over a rolling three-year period compared with a peer group of 20 other international consumer goods companies.
We communicate the contribution of the business to this objective through the following measures:
•	The delivery, over time, of Ungeared Free Cash Flow (UFCF), which expresses the translation of profit into cash, and thus longer-term economic value; and

•	The development, over time, of Return on Invested Capital (ROIC), which expresses the returns generated on capital invested in the Group.
We communicate progress against these measures annually, and management remuneration is aligned with these objectives. The UFCF over a three-year period is incorporated as a performance element of Unilever’s management incentive scheme.
UFCF and ROIC are non-GAAP measures. We comment on these in detail here since they are the way in which we communicate our ambition and monitor progress towards our longer-term value creation goals and in order to:
•	improve transparency for investors;

•	assist investors in their assessment of the long-term value of Unilever;

•	ensure that the measures are fully understood in the light of how Unilever reviews long-term value creation for shareholders;

•	properly define the metrics used and confirm their calculation;

•	share the metrics with all investors at the same time; and

•	disclose UFCF as it is one of the drivers of management remuneration and therefore management behaviour.
As investor measures, we believe that there are no GAAP measures directly comparable with UFCF and ROIC. However, in the tables on page 45 we reconcile each as follows: UFCF to cash flow from operating activities and also to net profit; ROIC to net profit.
Caution
Unilever cautions that, while UFCF and ROIC are widely used as tools for investment analysis, they are not defined terms under IFRS or other GAAP and therefore their definitions should be carefully reviewed and understood by investors. Investors should be aware that their application may vary in practice and therefore these measures may not be fully comparable between companies. In particular:
•	We recognise that the usefulness of UFCF and ROIC as indicators of investment value is limited, as such measures are based on historical information;

•	UFCF and ROIC measures are not intended to be a substitute for, or superior to, GAAP measures in the financial statements;

•	The fact that ROIC is a ratio inherently limits its use, and management uses ROIC only for the purposes discussed above. The relevance and use of net profit for the year (being the most relevant comparable GAAP measure) is clearly more pervasive; and

•	UFCF is not the residual cash available to pay dividends but represents cash generated by the business and broadly available to the providers of finance, both debt and equity.

44    Unilever Annual Report and Accounts 2009

Ungeared free cash flow (UFCF)
UFCF expresses the generation of profit by the business and how this is translated into cash, and thus economic value. It is therefore not used as a liquidity measure within Unilever. The movement in UFCF is used by Unilever to measure progress against our longer-term value creation goals as outlined to investors.
UFCF is cash flow from group operating activities, less net capital expenditure, less charges to operating profit for share-based compensation and pensions, and less tax (adjusted to reflect an ungeared position and for the impact on profit of material business disposals) but before the financing of pensions.
In 2009, UFCF was €4.9 billion (2008: €3.2 billion; 2007: €3.8 billion). The reconciliation of UFCF to the GAAP measures of net profit and cash flow from operating activities is shown below.
The tax charge used in determining UFCF can be either the income statement tax charge or the actual cash taxes paid. Our consistently applied definition uses the income statement tax charge in order to eliminate the impact of volatility due to the variable timing of payments around the year end. UFCF for 2009 based on actual cash tax paid would have been €5.2 billion (2008: €3.6 billion; 2007: €3.6 billion).

	€ million	€ million	€ million
Ungeared free cash flow	2009	2008	2007

Net profit	3,659	5,285	4,136
Taxation	1,257	1,844	1,137
Share of net profit of joint ventures/associates and other income from non-current investments	(489)	(219)	(191)
Net finance costs	593	257	252
Depreciation, amortisation and impairment	1,032	1,003	943
Changes in working capital	1,701	(161)	27
Pensions charges in operating profit less payments	(1,028)	(502)	(910)
Movements in provisions less payments	(258)	(62)	145
Elimination of (profits)/losses on disposals	13	(2,259)	(459)
Non-cash charge for share-based compensation	195	125	118
Other adjustments	58	15	(10)

Cash flow from operating activities	6,733	5,326	5,188
Less charge for share-based compensation	(195)	(125)	(118)
Add back pension charges less payments in operating profit	1,028	502	910
Less net capital expenditure	(1,258)	(1,099)	(983)
Less tax charge adjusted to reflect an ungeared position	(1,367)	(1,368)	(1,228)

Taxation on profit	(1,257)	(1,844)	(1,137)
Taxation on profit on material business disposals	–	581	–
Tax relief on net finance costs	(110)	(105)	(91)

Ungeared free cash flow	4,941	3,236	3,769

Return on invested capital (ROIC)
ROIC expresses the returns generated on capital invested in the Group. The progression of ROIC is used by Unilever to measure progress against our longer-term value creation goals outlined to investors.
ROIC is profit after tax but excluding net interest on net debt and impairment of goodwill and indefinite-lived intangible assets both net of tax, divided by average invested capital for the year. Invested capital is the sum of property, plant and equipment and other non-current investments, software and finite-lived intangible assets, working capital, goodwill and indefinite-lived intangible assets at gross book value and cumulative goodwill written off directly to reserves under an earlier accounting policy.
In 2009, ROIC was 11.2% (2008: 15.7%; 2007: 12.7%). The reconciliation of ROIC to the GAAP measure net profit is shown below.
ROIC is based on total business profit, including profit on business disposals. The impact of such disposals in 2008 and 2007 was €1.6 billion and €0.3 billion respectively. ROIC excluding this impact was 11.2% in 2008 and 11.3% in 2007. The above includes gains and losses on the sale of non-current assets. In 2008 it included €61 million on the sale of our interest in Palmci and in 2009 €327 million from the sale of our interest in JohnsonDiversey, with a net impact on the ROIC of 0.75 percentage points. The change in the pension finance charge of €307 million accounted for a reduction of 0.85 percentage points in ROIC.

	€ million	€ million	€ million
Return on invested capital	2009	2008	2007

Net profit	3,659	5,285	4,136
Add back net interest expense net of tax	317	294	314
Add back impairment charges net of tax(a)	(3)	38	1

Profit after tax, before interest and impairment of goodwill and indefinite-lived intangible assets	3,973	5,617	4,451

Year-end positions for invested capital:
Property, plant and equipment and other non-current investments	7,263	7,024	7,276
Software and finite-lived intangible assets	533	540	590
Inventories	3,578	3,889	3,894
Trade and other receivables	4,001	5,002	4,965
Trade payables and other creditors due within one year	(8,900)	(8,449)	(8,545)
Elements of invested capital included in assets and liabilities held for sale	17	45	150
Goodwill and indefinite-lived intangible assets at gross book value	21,814	20,892	20,029

Total	28,306	28,943	28,359

Add back cumulative goodwill written off directly to reserves	6,343	6,343	6,427

Year-end invested capital	34,649	35,286	34,786

Average invested capital for the year	35,587	35,832	35,122

Return on average invested capital	11.2%	15.7%	12.7%

(a)	Excluding write-downs of goodwill and indefinite-lived intangible assets taken in connection with business disposals.

Unilever Annual Report and Accounts 2009    45

Report of the Directors About Unilever
Financial Review 2009 (continued)

Underlying sales growth (USG)
USG reflects the change in revenue from continuing operations at constant rates of exchange, excluding the effects of acquisitions and disposals. It is a measure that provides valuable additional information on the underlying performance of the business. In particular, it presents the organic growth of our business year on year and is used internally as a core measure of sales performance.
The reconciliation of USG to changes in the GAAP measure turnover is as follows:

	2009	2008
	vs 2008	vs 2007

Underlying sales growth (%)	3.5	7.4
Effect of acquisitions (%)	0.6	0.4
Effect of disposals (%)	(3.0)	(1.8)
Effect of exchange rates (%)	(2.7)	(4.8)
Turnover growth (%)	(1.7)	0.8

Underlying volume growth (UVG)
Underlying volume growth is underlying sales growth after eliminating the impact of price changes. The relationship between the two measures is set out below:

	2009	2008
	vs 2008	vs 2007

Underlying volume growth (%)	2.3	0.1
Effect of price changes (%)	1.2	7.2
Underlying sales growth (%)	3.5	7.4

Operating margin before RDIs
In our commentary on results of operations in each of our regions and at group level, we discuss trends in underlying operating margins, by which we mean operating margin before the impact of restructuring costs, business disposals and other one-off items, which we refer to collectively as RDIs. We believe that giving this information allows readers of our financial statements to have a better understanding of underlying trends. There is no recognised GAAP measure that corresponds to this measure.
The reconciliation of underlying operating profit and underlying operating margin to the reported measures is as follows:

	€ million	€ million
	2009	2008

Operating profit	5,020	7,167
Restructuring costs	897	868
Business disposals	(4)	(2,190)
Other one-off items	(25)	53

Operating profit before RDIs	5,888	5,898

Turnover	39,823	40,523
Operating margin	12.6%	17.7%
Operating margin before RDIs	14.8%	14.6%

Net debt
Net debt is defined as the excess of total financial liabilities, excluding trade and other payables, over cash, cash equivalents and financial assets, excluding amounts held for sale. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.
The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

	€ million	€ million
	2009	2008

Total financial liabilities	(9,971)	(11,205)

Financial liabilities due within one year	(2,279)	(4,842)
Financial liabilities due after one year	(7,692)	(6,363)

Cash and cash equivalents as per balance sheet	2,642	2,561

Cash and cash equivalents as per cash flow statement	2,397	2,360
Add bank overdrafts deducted therein	245	201

Financial assets	972	632

Net debt	(6,357)	(8,012)

Total Shareholder Return (TSR)
TSR measures the returns received by a shareholder, capturing both the increase in share price and the value of dividend income (assuming dividends are re-invested). Unilever’s TSR performance is compared with a peer group of competitors over a three-year rolling performance period. This period is sensitive enough to reflect changes but long enough to smooth out short-term volatility. The return is expressed in US dollars, based on the equivalent US dollar share price for NV and PLC. US dollars were chosen to facilitate comparison with companies in Unilever’s chosen reference group. The choice of currency affects the absolute TSR but not the relative ranking.
Unilever’s TSR target is to be in the top third of a reference group including 20 other international consumer goods companies on a three-year rolling basis. At the end of 2008 we were positioned 9th, and at the end of 2009 the ranking was 5th. In 2009, the following companies formed the peer group of comparator companies:

Avon	Heinz	Orkla
Beiersdorf	Kao	Pepsico
Cadbury	Kimberly-Clark	Procter & Gamble
Clorox	Kraft	Reckitt Benckiser
Coca Cola	Lion	Sara Lee
Colgate	L’Oreal	Shiseido
Danone	Nestlé
Unilever’s position relative to the TSR reference group
The reference group, including Unilever, consists of 21 companies. Unilever’s position is based on TSR over a three-year rolling period.

46    Unilever Annual Report and Accounts 2009

Financial Review 2008

Group results and earnings per share
The following discussion summarises the results of the Group during the years 2008 and 2007. The figures quoted are in euros, at current rates of exchange, being the average or year-end rates of each period as applicable, unless otherwise stated. Information about exchange rates between the euro, pound sterling and US dollar is given on page 130.
In 2008 and 2007, no disposals qualified to be disclosed as discontinued operations for purposes of reporting. During 2006, we successfully completed the sale of the majority of our European frozen foods businesses. There was some impact on 2007 as a result of the outcome of agreements made in connection with the sale.

	€ million	€ million
	2008	2007

Continuing operations:
Turnover	40,523	40,187
Operating profit	7,167	5,245
Operating profit before RDIs	5,898	5,814
Net profit	5,285	4,056
Net profit from discontinued operations	–	80
Net profit – total	5,285	4,136

	€	€
	2008	2007

EPS – continuing operations	1.79	1.32
EPS – total operations	1.79	1.35
EPS – total operations before RDIs	1.43	1.42

Underlying sales growth of 7.4% was broad-based across categories and in line with our markets overall. Growth was primarily driven by increased prices, with volumes essentially flat. Underlying sales growth was offset by movements of (4.8)% in exchange rates and a net impact of (1.4)% from disposals and acquisitions. Including these effects, turnover was €40,523 million for the full year, increasing by 0.8%.
During the year we continued to progress our One Unilever transformation agenda, contributing to an underlying improvement in operating margin. We integrated multiple countries into single multi-country operations in many of our key markets. We further shaped our portfolio through a number of disposals, including our North American laundry business, Boursin, Lawry’s and the Bertolli olive oil business, as well as through the acquisition of Inmarko, the market leader in ice cream in Russia. We also made further progress in the simplification of our supply chain network in Europe with the establishment of a regional European supply chain company in Switzerland, and we initiated a move to a similar regional structure for Asia based in Singapore.
Operating profit increased by €1,922 million to €7,167 million, including a higher level of profits on business disposals. These generated a pre-tax profit of €2,190 million in 2008, compared with €297 million in 2007. Before the impact of RDIs (restructuring, disposals, impairments and other one-off items), operating profit grew by 1% at current exchange rates, or 6% at constant exchange rates, and there was an underlying improvement in operating margin of 0.1 percentage points.
Costs of financing net borrowings were 1% lower than in the previous year. The average interest rate was lower at 4.5%, offsetting the impact of a higher average level of net debt.
Share of net profit from joint ventures and associates and other income from non-current investments contributed €219 million. This included a gain of €61 million in non-current investments resulting from the disposal of our interests in plantations in Côte d’Ivoire.
The effective tax rate was 26.4% and the underlying tax rate before RDIs was 26.6% for the full year. This compared with an underlying rate of 24.5% in 2007, which included substantial benefits from the favourable settlement of prior year tax audits.
Net profit was 28% higher than in 2007, boosted by the profits on disposals. Earnings per share were €1.79, including a net gain of €0.36 from RDIs. This compared with €1.35 in the prior year, which included a net loss of €0.07 from RDIs.
Return on invested capital was 15.7%, boosted by profits on business disposals. Excluding profits on disposals, ROIC was 11.2%, broadly in line with 2007 on a comparable basis.
Asia, Africa and Central & Eastern Europe (AAC)

	€ million	€ million
	2008	2007

Turnover	14,471	13,418
Operating profit	1,701	1,711
Operating margin	11.8%	12.8%
Restructuring, business disposals and impairment charges included in operating margin	0.1%	0.9%
Operating margin before RDIs	11.7%	11.9%

Underlying sales growth at constant rates	14.2%
Effect of acquisitions	1.1%
Effect of disposals	(0.4)%
Effect of exchange rates	(6.2)%
Turnover growth at current rates	7.8%

Operating profit 2008 vs 2007
Change at current rates	(0.6)%
Change at constant rates	8.3%

Turnover at current rates of exchange rose by 7.8%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange fell by 0.6%, after including an adverse currency movement of 8.9%. The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.
Underlying sales growth of 14.2% in 2008 was broad-based across countries and categories. Our top five Developing and Emerging market countries in the region grew by around 20%, from a combination of increased prices and higher volumes. Towards the end of the year underlying sales growth remained strong but volumes were flat with some countries seeing signs of a slow-down in consumption and a reduction in inventories by retailers.

Unilever Annual Report and Accounts 2009    47

Report of the Directors About Unilever
Financial Review 2008 (continued)

Throughout the year we saw continued strong growth in India and Indonesia, both countries where we have tremendous scale. In these countries we benefited from portfolios which span higher and lower price tiers and from extensive micro-marketing tailored to faster-growing areas and channels. Our business in China also grew well throughout the year.
In April we acquired Inmarko, the leading ice cream company in Russia, and it performed strongly with both sales and profits ahead of plan. We reshaped our portfolio in Côte d’Ivoire with the completion of the disposal of our palm oil business and the acquisition of soap brands in the same country.
On an underlying basis the operating margin was 0.2 percentage points below the prior year reflecting increased investment in building capabilities to drive growth and the sharp increases in input costs partly offset by the benefits of savings programmes.
The Americas

	€ million	€ million
	2008	2007

Turnover	13,199	13,442
Operating profit	2,945	1,971
Operating margin	22.3%	14.7%
Restructuring, business disposals, and impairment
charges included in operating margin	6.9%	(0.7)%
Operating margin before RDIs	15.4%	15.4%

Underlying sales growth at constant rates	6.5%
Effect of acquisitions	0.1%
Effect of disposals	(2.9)%
Effect of exchange rates	(5.1)%
Turnover growth at current rates	(1.8)%
	%

Operating profit 2008 vs 2007
Change at current rates	49.4%
Change at constant rates	58.5%

Turnover at current rates of exchange fell by 1.8%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange rose by 49%, after including an adverse currency movement of 9%. The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.
Underlying sales grew by 6.5% for the year, driven by pricing actions taken to recover commodity cost increases. Trading conditions deteriorated towards the end of the year, with a drop in consumer confidence and purchasing power and a reduction of trade inventories. Despite this more difficult environment consumers continued to spend on our brands and underlying sales growth was sustained, although volumes were lower.
Underlying sales growth in the US was 3.8% for the year. Our sales were very much in line with the markets. While there was some down-trading from branded products to private label brands our own market shares held up well. Growth in Latin America was around 12% for the year. All key countries contributed well to this growth as we benefited from our established brands and the breadth of our portfolio.
The move to a single head office for the US in Englewood Cliffs was completed and the ice cream business was integrated. We set up a new multi-country organisation made up of the US, Canada, and the Caribbean. The reshaping of the portfolio continued with the disposals of Lawry’s seasonings and spices and the North American laundry business. We signed agreements with Starbucks to include Tazo ready-to-drink tea in the Pepsi-Lipton joint venture and for the manufacture, marketing and distribution of Starbucks ice cream in the US and Canada.
The operating margin was boosted by profits on disposals. On an underlying basis the operating margin was in line with the prior year as overheads savings fully offset a lower gross margin from the sharp input cost increases.
Western Europe

	€ million	€ million
	2008	2007

Turnover	12,853	13,327
Operating profit	2,521	1,563
Operating margin	19.6%	11.7%
Restructuring, business disposals and impairment
charges included in operating margin	2.8%	(4.4)%
Operating margin before RDIs	16.8%	16.1%

Underlying sales growth at constant rates	1.3%
Effect of acquisitions	(0.0)%
Effect of disposals	(2.1)%
Effect of exchange rates	(2.8)%
Turnover growth at current rates	(3.6)%

Operating profit 2008 vs 2007
Change at current rates	61.3%
Change at constant rates	63.6%

Turnover at current rates of exchange fell by 3.6%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange rose by 61%, after including an adverse currency movement of 2%. The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.
Underlying sales growth was 1.3% for the year with pricing contributing 3.8% and volume lower by 2.4%. Volume consumption in our markets was lower.
We made good progress in simplifying the business including the integration of the separate units in each country and the formation of ‘multi-country organisations’, enabling faster decision making and more efficient operations. The European supply chain transformation included the announcement of restructuring plans at twenty factories together with additional capital investments to increase efficiency. The implementation of a harmonised IT system across the region was completed. The portfolio was further focused with the sale of the Boursin cheese and Bertolli olive oil businesses.

48    Unilever Annual Report and Accounts 2009

The UK and the Netherlands performed well during 2008. In France, Spain and Germany markets were difficult, with branded products losing ground to private label. Across the region there was strong innovation-led growth in deodorants and oral care and price-driven growth in spreads and dressings.
The operating margin benefited from profits on disposals. On an underlying basis there was an improvement of 0.7 percentage points. Gross margins were lower as a result of the unprecedented increases in commodity costs, but this was more than offset by lower overhead costs and the benefits of spending efficiency programmes.
Acquisitions and disposals
Details of acquisitions and disposals during 2008 are given on page 42.
During 2007 we reached agreement with our partners in South Africa and Israel to exchange respective shareholdings with the result that Unilever now owns 74.25% of a newly combined South African entity and 100% of Unilever Israel. The share swaps were effected as at 1 October 2007 and as a result we recognised a gain on disposal of €214 million.
On 1 January 2007 Unilever completed the restructuring of its Portuguese businesses. The result of the reorganisation is that Unilever now has a 55% share of the combined Portuguese entity, called Unilever Jerónimo Martins. The combined business includes the foods and home and personal care businesses. The remaining 45% is held by Jerónimo Martins Group. The structure of the agreement is such that there is joint control of the newly formed entity and therefore it is accounted for by Unilever as a joint venture.
Other business disposals in 2007 involved the sale of local Brazilian margarine brands. To further develop our heart health brand margarine Becel in Brazil we established a joint venture with Perdigão.
Also in the year we purchased minority interests in several countries, including Greece and India.

Unilever Annual Report and Accounts 2009    49

Report of the Directors Governance
Corporate governance

Introduction
Unilever is subject to various corporate governance requirements and best practice codes, the most relevant being those in the Netherlands, the United Kingdom and the United States. It is Unilever’s practice to comply, where practicable, with the highest level of these codes and respond to developments appropriately. The text that follows describes the corporate governance arrangements operating within Unilever.
The Unilever Group
Unilever N.V. and Unilever PLC are the two parent companies of the Unilever Group, and together with their respective group companies, NV and PLC operate effectively as a single economic entity. This is achieved by a series of agreements between NV and PLC (the Foundation Agreements, see page 56), together with special provisions in the Articles of Association of NV and PLC. NV and PLC have the same Directors, adopt the same accounting principles, and pay dividends to their respective shareholders on an equalised basis. NV and PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts.
NV and PLC have agreed to co-operate in all areas and to ensure that all group companies act accordingly. NV and PLC are holding and service companies, and the business activity of Unilever is carried out by their subsidiaries around the world. Shares in group companies may ultimately be held wholly by either NV or PLC or by the two companies in varying proportions.
NV was incorporated under the name Naamlooze Vennootschap Margarine Unie in the Netherlands in 1927, and PLC was incorporated under the name Lever Brothers Limited in England and Wales in 1894. The two companies have different shareholder constituencies and shareholders can hold shares in either or both companies but cannot convert or exchange the shares of one company for shares of the other. NV is listed in Amsterdam and New York, and PLC is listed in London and New York.
Unilever PLC’s and Unilever N.V.’s respective Articles of Association contain, among other things, the objects clause, which sets out the scope of activities that PLC and NV are authorised to undertake. PLC’s and NV’s Articles of Association are drafted to give a wide scope and provide that the primary objectives are: to carry on business as a holding company, to manage any companies in which it has an interest and to operate and carry into effect the Equalisation Agreement. It is proposed that at the 2010 AGM the objects clause be removed from PLC’s Articles of Association so that there are no restrictions on its objects.
Our risk management approach and associated systems of internal control are described on page 35.
The Boards
The Boards of NV and PLC comprise the same Directors and have the same Chairman. This guarantees unity of governance and management by ensuring that all matters are considered by the Boards as a single intellect, reaching the same conclusions on the same set of facts, save where specific local factors apply.
The Boards are one-tier boards, comprising Executive Directors and, in a majority, Non-Executive Directors. The Boards have ultimate responsibility for the management, general affairs, direction and performance of our business as a whole. The responsibility of the Directors is collective, taking into account their respective roles as Executive Directors and Non-Executive Directors, with the Executive Directors having additional responsibilities for the operation of the business as determined by the Boards and the Chief Executive Officer.
Our Directors have set out a number of areas of responsibility which are reserved to the Boards and other areas for which matters are delegated to the Chief Executive Officer. The Boards have also established committees whose actions are regularly reported to and monitored by the Boards, and these are described on pages 53 and 54. Further details of how our Boards effectively operate as one board, govern themselves and delegate their authorities, are set out in the document entitled ‘The Governance of Unilever’, which can be found at www.unilever.com/investorrelations/corp_governance
Appointment of Directors
Directors are normally appointed by shareholders at the AGMs. All existing Directors, unless they are retiring, submit themselves for re-election every year, and shareholders can remove any of them by a simple majority vote. A list of our current Directors and the periods during which they have served as such is set out on pages 22 and 23.
In order to seek to ensure that NV and PLC have the same Directors, the Articles of Association of NV and PLC contain provisions which are designed to ensure that both NV and PLC shareholders are presented with the same candidates for election as Directors. This is achieved through a nomination procedure operated by the Boards of NV and PLC through Unilever’s Nomination Committee.
Based on the evaluation of the Boards, its Committees and its individual members, the Nomination Committee recommends to the Boards a list of candidates for nomination at the AGMs of both NV and PLC. In addition, shareholders are able to nominate Directors, and to do so they must put a resolution to both meetings in line with local requirements. However, in order to ensure that the Boards remain identical, anyone being elected as a Director of NV must also be elected as a Director of PLC and vice versa. Therefore, if an individual fails to be elected to both companies then he or she will be unable to take their place on the Boards.
The provisions in the Articles of Association for appointing Directors cannot be changed without the permission, in the case of NV, of the holders of the special ordinary shares numbered 1-2,400 inclusive and, in the case of PLC, of the holders of PLC’s deferred stock. The NV special ordinary shares may only be transferred to one or more other holders of such shares. The joint holders of both the NV special ordinary shares and the PLC deferred stock are N.V. Elma and United Holdings Limited, which are joint subsidiaries of NV and PLC. The Boards of N.V. Elma and United Holdings Limited comprise the members of the Nomination Committee, which comprises Non-Executive Directors of Unilever only.
Board meetings
Our Boards meet at least seven times a year to consider important corporate events and actions, such as:

50    Unilever Annual Report and Accounts 2009

•	approval of corporate strategy;

•	approval of the corporate Annual Plan;

•	oversight of the performance of the business;

•	review of risks and controls;

•	authorisation of major transactions;

•	preparation of the Annual Report and Accounts;

•	declaration of dividends;

•	agreement of quarterly results announcements;

•	convening of shareholders’ meetings;

•	nominations for Board appointments;

•	approval of Board remuneration policy; and

•	review of the functioning of the Boards and their Committees.
The following table shows the attendance of Directors at Board meetings for the year ended 31 December 2009. If Directors are unable to attend a meeting, they have the opportunity before the meeting to discuss with the Chairman any agenda items or Board papers:

Name	Attendance

Michael Treschow	8 of 8
Paul Polman*	8 of 8
James Lawrence*	8 of 8
Leon Brittan	7 of 8
Wim Dik	8 of 8
Louise Fresco (from 14 May 2009)	5 of 5
Ann Fudge (from 14 May 2009)	5 of 5
Charles Golden	7 of 8
Byron Grote	7 of 8
Narayana Murthy	8 of 8
Hixonia Nyasulu	7 of 8
David Simon (to 14 May 2009)	3 of 3
Kees Storm	8 of 8
Jeroen van der Veer	7 of 8
Paul Walsh (from 14 May 2009)	5 of 5

Attendance is expressed as number of meetings attended out of number eligible to attend.

* Executive Director
Board meetings are normally held either in London or Rotterdam, with one or two off-site Board meetings a year. The Chairman is assisted by the Group Secretary, who ensures that the Boards are supplied with all the information necessary for their deliberations. The Chairman and the Group Secretary involve the Senior Independent Director (see page 52) in the arrangements for Board meetings.
Board induction and training
Upon election, Directors receive a comprehensive Directors’ Information Pack and are briefed thoroughly on their responsibilities and the business. Ongoing training is provided for Directors by way of site visits, presentations, circulated updates, teach-ins at Board or Board committee meetings on, among other things, Unilever’s business, environmental, social and corporate governance, regulatory developments and investor relations matters. In 2009, a Board meeting was held at the offices of Unilever in China which included customer visits to local retail outlets.
Board evaluation
The evaluation process of our Boards consists of an internal exercise performed annually with an independent third-party evaluation carried out when the Boards consider appropriate. The last time an independent third-party evaluation was carried out was in 2006. Since 2007 the Chairman, in conjunction with the Senior Independent Director, has conducted the internal evaluation process which includes an extensive questionnaire for all Board members to complete. In addition, each year the Chairman conducts a process of evaluating the performance of each individual Board member, including an interview with each. The evaluation of the performance of the Chairman was led by the Senior Independent Director. Committees of the Boards evaluate themselves under supervision of their respective chairmen taking into account the views of respective committee members and the Boards. The results of the various evaluations were discussed by the Boards and changes were made in respect of Board practices and processes where considered necessary. The Boards agreed to an enhanced Board training programme in 2010 that would concentrate on further instruction and familiarisation with Unilever and its businesses. In addition, formal training for Non-Executive Directors will also be enhanced in 2010, and all Directors will be encouraged to attend events of importance in Unilever’s calendar such as Investor Relations seminars.
Board support
The Group Secretary is available to advise all Directors and ensure that Board procedures are complied with. The Boards have the power to appoint and remove the Group Secretary.
The Group Secretary is Steve Williams, who replaced Sven Dumoulin in that role in October 2009.
A procedure is in place to enable Directors, if they so wish, to seek independent professional advice at Unilever’s expense.
Board changes
The current Directors, with their biographies, are shown on pages 22 and 23.
Following his appointment as a Director in October 2008, Paul Polman succeeded Patrick Cescau as Chief Executive Officer in January 2009.
Leon Brittan, Wim Dik, Charles Golden, Byron Grote, Narayana Murthy, Hixonia Nyasulu, Kees Storm, Michael Treschow and Jeroen van der Veer were re-elected as Non-Executive Directors of NV and PLC at the 2009 AGMs. In addition, Louise Fresco, Ann Fudge and Paul Walsh were appointed as Non-Executive Directors.
At the 2009 AGMs, David Simon retired as a Non-Executive Director. At the conclusion of the 2009 AGMs, Jeroen van der Veer was appointed to the roles of Senior Independent Director, Vice-Chairman of NV and PLC, and Chairman of our Remuneration and Nomination Committees that David Simon held up to the date of his retirement.
Jim Lawrence resigned as an Executive Director on 31 December 2009, and following a smooth transition Jean-Marc Huёt was appointed Chief Financial Officer in February 2010 and will be proposed for election as an Executive Director at the 2010 AGMs.
At the 2010 AGMs all current Executive and Non-Executive Directors will be nominated for re-election, with the exception of Leon Brittan, Wim Dik and Narayana Murthy who will be retiring as Non-Executive Directors at the end of our 2010 AGMs. Leon Brittan will also step down as Chairman of the Corporate Responsibility and Reputation Committee.

Unilever Annual Report and Accounts 2009    51

Report of the Directors Governance
Corporate governance (continued)

Chairman and Chief Executive Officer
Unilever has a separate independent Non-Executive Chairman and Chief Executive Officer. There is a clear division of responsibilities between their roles. The Chairman is primarily responsible for leadership of the Boards, ensuring their effectiveness and setting their agendas.
The Chief Executive Officer has been entrusted, within the parameters set out in the Articles of Association of NV and PLC and in the document entitled ‘The Governance of Unilever’, with all the Boards’ powers, authorities and discretions in relation to the operational management of Unilever. The Chief Executive Officer has the authority to determine which duties regarding the operational management of the companies and their business enterprises will be carried out under his responsibility by one or more Executive Directors or by one or more other persons. This provides a basis for the Unilever Executive team (UEx) that is chaired by and reports to the Chief Executive Officer. For UEx members’ biographies see page 24. For our business structure, please refer to ‘Our business’ on pages 26 and 27.
Executive Directors
During 2009, Unilever had two Executive Directors, the Chief Executive Officer and Chief Financial Officer, who were also members of the UEx, and are full-time employees of Unilever.
Jim Lawrence resigned as an Executive Director on 31 December 2009, and following a smooth transition Jean-Marc Huët was appointed Chief Financial Officer in February 2010 and will be proposed for election as an Executive Director at the 2010 AGMs.
The Executive Directors submit themselves for re-election at the AGMs each year, and the Nomination Committee carefully considers each nomination for reappointment. Executive Directors stop holding executive office on ceasing to be Directors. The Remuneration Committee takes the view that the entitlement of the Executive Directors to the security of twelve months’ notice of termination of employment is in line with both the practice of many comparable companies and the entitlement of other senior executives within Unilever. It is our policy to set the level of severance payments for Executive Directors at no more than one year’s salary, unless the Boards, at the proposal of the Remuneration Committee, find this manifestly unreasonable given the circumstances or unless dictated by applicable law.
We do not grant our Executive Directors any personal loans or guarantees.
There are no family relationships between any of our Executive Directors, other key management personnel or Non-Executive Directors, and none of our Executive Directors or other key management personnel are elected or appointed under any arrangement or understanding, either with any major shareholder, customer, supplier or otherwise.
Outside appointments
Unilever recognises the benefit to the individual and to the Group of involvement by Unilever executives acting as directors of other companies outside the Unilever Group, broadening their experience and knowledge. The number of outside directorships of listed companies is generally limited to one per individual, and in the case of publicly listed companies approval is required from the Chairman. Outside directorships must not involve an excessive commitment or conflict of interest, and Unilever Executives must at all times ensure that their time commitment to Unilever takes precedence over any outside directorship. Fees paid in connection with an outside directorship may be retained by the individual, reflecting that any outside directorship is for the responsibility of the individual and that Unilever takes no responsibility in this regard.
Non-Executive Directors
The Non-Executive Directors share responsibility for the execution of the Boards’ duties, taking into account their specific responsibilities, which are essentially supervisory. In particular, they comprise the principal external presence in the governance of Unilever, and provide a strong independent element. See pages 22 and 23 for their biographies.
Role and Responsibility
The key elements of the role and responsibilities of our Non-Executive Directors are:
•	supervision of and advice to the Chief Executive Officer;

•	developing strategy with the Chief Executive Officer;

•	scrutiny of performance of the business and Chief Executive Officer;

•	oversight of risks and controls;

•	reporting of performance;

•	remuneration of and succession planning for Executive Directors; and

•	governance and compliance.
Our Non-Executive Directors are chosen for their broad and relevant experience and international outlook, as well as for their independence. They form the Audit Committee, the Nomination Committee, the Remuneration Committee and the Corporate Responsibility and Reputation Committee, and the roles and membership of these Board committees are described on pages 53 and 54. The profile set by the Boards for the Non-Executive Directors and the schedule used for orderly succession planning can be found on our website at www.unilever.com/investorrelations/corp_governance
Meetings
The Non-Executive Directors meet as a group, without the Executive Directors present, under the leadership of the Chairman to consider specific agenda items and wide-ranging business matters of relevance to the Group. In 2009 they met six times. In addition, the Non-Executive Directors (including the Chairman) usually meet before each Board meeting with the Chief Executive Officer, the Chief Financial Officer, other senior executives and the Group Secretary.
Senior Independent Director
Our Non-Executive Directors have appointed Jeroen van der Veer as Senior Independent Director following David Simon’s retirement at the 2009 AGMs. He acts as their spokesman, and is consulted by the Chairman on the agenda and arrangements for Board meetings. He is also, in appropriate cases, a point of contact for shareholders and other stakeholders.
Tenure
Our Non-Executive Directors submit themselves for re-election each year at the AGMs. Although the Dutch Corporate Governance Code sets the suggested length of tenure at a maximum of twelve years for Non-Executive Directors, they normally serve for a maximum of nine years

52    Unilever Annual Report and Accounts 2009

in accordance with the UK Combined Code on Corporate Governance. Their nomination for re-election is subject to continued good performance which is evaluated by the Boards, based on the recommendations of the Nomination Committee. The Nomination Committee carefully considers each nomination for reappointment.
Remuneration
The remuneration of the Non-Executive Directors is determined by the Boards, within the overall limit set by the shareholders at the AGMs in 2007, and it is reported on page 73. We do not grant our Non-Executive Directors any personal loans or guarantees nor are they entitled to any severance payments. Details of the engagement of our Non-Executive Directors can be seen on the Unilever website at www.unilever.com/investorrelations/corp_governance
Other appointments
Non-Executive Directors may serve on boards of other companies, provided such service does not involve a conflict of interest or restrict their ability to discharge their duties to Unilever.
Independence
Taking into account the role of Non-Executive Directors, which is essentially supervisory, and the fact that they make up the key Committees of the Boards, it is important that our Non-Executive Directors can be considered to be independent.
Our definition of independence for Directors is set out in the document entitled ‘The Governance of Unilever’, and is derived from the applicable definitions in use in the Netherlands, the UK and the US. Our Boards consider all of our Non-Executive Directors to be independent of Unilever following the conclusion of a thorough review of all relevant relationships of the Non-Executive Directors, and their related or connected persons.
The UK Combined Code on Corporate Governance suggests that length of tenure is a factor to consider when determining independence of a non-executive director. The UK Combined Code also provides that a non-executive director who serves more than six years should be subject to particularly rigorous review, and if more than nine years should be subject to annual re-election. It is our standard practice for all Directors to seek re-election annually. Leon Brittan has served on the Boards since 2000. He continues to demonstrate the essential characteristics of independence expected by the Boards as was confirmed through our annual performance review. His length of service, and his resulting experience and knowledge of Unilever, are viewed by the Boards as being especially valuable, particularly in the light of recent changes to the Boards. Leon Brittan will retire as a Non-Executive Director at the conclusion of the 2010 AGMs.
A number of relationships, such as non-executive directorships, exist between various of our Non-Executive Directors and companies that provide banking, insurance or financial advisory services to Unilever. Our Boards considered in each case the number of other companies that also provide or could readily provide such services to Unilever, the significance to those companies of the services they provide to Unilever, the roles of the Non-Executive Directors within those companies and the significance of those roles to our Non-Executive Directors.
The Boards concluded that none of these relationships impact the independence of the Non-Executive Directors concerned, and have satisfied themselves that the services provided by Paton Tupper Associates (Pty) Limited and Barloworld Limited, of which Hixonia Nyasulu is a director and shareholder and director respectively, to Unilever South Africa is not material. The Boards further concluded that Narayana Murthy’s directorship of HSBC Holdings plc, one of Unilever’s preferred banks, is not impacted by the banking relationship and therefore that he should be considered independent. The Boards have also satisfied themselves that Leon Brittan’s position at UBS Investment Bank and UBS Securities Company Limited does not involve him in any way in its broking relationship with Unilever.
None of our Non-Executive Directors are elected or appointed under any arrangement or understanding, either with any major shareholder, customer, supplier or otherwise.
Committees
Board Committees
The Boards have established the committees described below, all formally set up by Board resolutions with carefully defined remits. They are made up solely of Non-Executive Directors and report regularly to the Boards. For all committees, if Directors are unable to attend a meeting, they are given the opportunity before the meeting to discuss with the Chairman of the committee any agenda items or committee papers. All committees are provided with sufficient resources to undertake their duties, and the terms of reference for each committee can be found on our website at www.unilever.com/investorrelations/corp_governance
Audit Committee
The Audit Committee is comprised only of independent Non-Executive Directors with a minimum requirement of three such members. It is chaired by Kees Storm, and its other members are Wim Dik, Charles Golden and Byron Grote. Wim Dik will step down as a member of the Committee following his retirement as a Director at the 2010 AGMs in May. The Boards have satisfied themselves that all the current members of the Audit Committee are competent in financial matters and have recent and relevant experience and that, for the purposes of the US Sarbanes-Oxley Act of 2002, Kees Storm is the Audit Committee’s financial expert. The Audit Committee’s meetings are attended, by invitation, by the Chief Financial Officer, the Chief Legal Officer, the Group Controller, the Chief Auditor and our external auditors.
The Audit Committee assists the Boards in fulfilling their oversight responsibilities in respect of: the integrity of Unilever’s financial statements; risk management and internal control arrangements; compliance with legal and regulatory requirements; the performance, qualifications and independence of the external auditors; and the performance of the internal audit function. The Audit Committee is supplied with all information necessary for the performance of its duties by the Chief Auditor, Chief Financial Officer and Group Controller, and both the Chief Auditor and the external auditors have direct access to the Audit Committee separately from management. The Audit Committee is directly responsible, subject to local laws regarding shareholder approval, for the nomination, compensation and oversight of the external auditors. The Audit Committee is compliant with the rules regarding audit committees applicable in the Netherlands, the UK and the US.

Unilever Annual Report and Accounts 2009    53

Report of the Directors Governance
Corporate governance (continued)

The following table shows the attendance of Directors at Audit Committee meetings for the year ended 31 December 2009:

Name	Attendance

Kees Storm (Chairman)	5 of 5
Wim Dik	5 of 5
Charles Golden	5 of 5
Byron Grote	5 of 5

Attendance is expressed as number of meetings attended out of number eligible to attend.
See page 63 for the Report of the Audit Committee to the shareholders.
Nomination Committee
The Nomination Committee recommends to the Boards candidates for the positions of Director. It also has responsibilities for succession planning and oversight of corporate governance matters. It is supplied with information by the Group Secretary.
The Nomination Committee comprises two independent Non-Executive Directors and the Chairman. The Nomination Committee is chaired by Jeroen van der Veer, following the retirement of David Simon as Chairman of the Committee at the 2009 AGMs. Its other members are Michael Treschow and Paul Walsh, who joined the Committee following the 2009 AGMs.
The following table shows the attendance of Directors at Nomination Committee meetings for the year ended 31 December 2009:

Name	Attendance

Jeroen van der Veer (Chairman from 14 May 2009)	6 of 6
David Simon (Chairman to 14 May 2009)	3 of 3
Michael Treschow	6 of 6
Paul Walsh (from 14 May 2009)	2 of 3

Attendance is expressed as number of meetings attended out of number eligible to attend.
See page 66 for the Report of the Nomination Committee to the shareholders.
Remuneration Committee
The Remuneration Committee reviews Directors’ remuneration and is responsible for the executive share-based incentive plans. It determines, within the parameters set by our shareholders, specific remuneration arrangements for each of the Executive Directors, the remuneration scales and arrangements for Non-Executive Directors and the policy for the remuneration of the tier of management directly below the Boards. The Committee is advised by the Group Secretary on matters of corporate governance.
The Remuneration Committee comprises a minimum of three independent Non-Executive Directors. The Remuneration Committee is chaired by Jeroen van der Veer, following the retirement of David Simon as Chairman of the Committee at the 2009 AGMs. Its other members are Ann Fudge, Michael Treschow and Paul Walsh. Ann Fudge and Paul Walsh joined the Committee following the 2009 AGMs.
The following table shows the attendance of Directors at Remuneration Committee meetings for the year ended 31 December 2009:

Name	Attendance

Jeroen van der Veer (Chairman from 14 May 2009)	7 of 7
David Simon (Chairman to 14 May 2009)	3 of 3
Ann Fudge (from 14 May 2009)	4 of 4
Michael Treschow	7 of 7
Paul Walsh (from 14 May 2009)	2 of 4

Attendance is expressed as number of meetings attended out of number eligible to attend.
The Directors’ Remuneration Report is on pages 67 to 73.
Corporate Responsibility and Reputation Committee
The Corporate Responsibility and Reputation Committee has responsibility for the oversight of Unilever’s conduct with regard to its corporate and societal obligations and its reputation as a responsible corporate citizen. It comprises a minimum of three Non-Executive Directors. It is chaired by Leon Brittan and its other members are Louise Fresco, who joined the Committee following the 2009 AGMs, Narayana Murthy and Hixonia Nyasulu. Both Leon Brittan and Narayana Murthy will step down as members of the Committee following their retirement as Directors at the 2010 AGMs in May.
The following table shows the attendance of Directors at Corporate Responsibility and Reputation Committee meetings for the year ended 31 December 2009:

Name	Attendance

Leon Brittan (Chairman)	4 of 4
Louise Fresco (from 14 May 2009)	2 of 2
Narayana Murthy	3 of 4
Hixonia Nyasulu	4 of 4

Attendance is expressed as number of meetings attended out of number eligible to attend.
See pages 64 and 65 for the Report of the Corporate Responsibility and Reputation Committee to shareholders.
Routine business committees
Committees are also set up to conduct routine business as and when they are necessary. They comprise any two of the Directors and certain senior executives and officers, and they administer or implement certain matters previously agreed by our Boards or the Chief Executive Officer. The Group Secretary is responsible for the operation of these committees.
Disclosure Committee
The Boards have set up a Disclosure Committee which is responsible for helping the Boards ensure that financial and other information required to be disclosed publicly is disclosed in a timely manner and that the information that is disclosed is complete and accurate in all material aspects. The Committee comprises the Group Controller (Chairman), the Group Secretary and Chief Legal Officer, the Group Treasurer and the NV Corporate Legal Counsel.

54    Unilever Annual Report and Accounts 2009

Director matters
Conflicts of interest
We attach special importance to avoiding conflicts of interest between NV and PLC and their Directors. The Boards are responsible for ensuring that there are rules in place to avoid conflicts of interest by Board members. Conflicts of interest are understood not to include transactions and other activities between companies in the Unilever Group.
Authorisation of situational conflicts are given by the Boards to the relevant Director in accordance with the Articles of Association of PLC. The authorisation includes conditions relating to keeping Unilever information confidential and to the exclusion from receiving and discussing relevant information at Board meetings. Situational conflicts are reviewed annually by the Boards as part of the determination of Director independence, and in between those reviews Directors have a duty to inform the Boards of any relevant changes to the situation. A Director may not vote on, or be counted in a quorum in relation to, any resolution of the Boards in respect of any contract in which he or she has a material interest. The procedures that Unilever have put in place to deal with conflicts of interest have operated effectively.
Various formal matters
The borrowing powers of NV Directors on behalf of NV are not limited by the Articles of Association of NV. PLC Directors have the power to borrow on behalf of PLC up to three times the adjusted capital and reserves of PLC, as defined in its Articles of Association, without the approval of shareholders (any exceptions requiring an ordinary resolution).
The Articles of Association of NV and PLC do not require Directors of NV or Directors of PLC to hold shares in NV or PLC. However, the remuneration arrangements applicable to our Executive Directors require them to build and retain a personal shareholding in Unilever.
Indemnification
Directors’ indemnification, including the terms thereof, is provided for in Article 19 of NV’s Articles of Association. The power to indemnify Directors is provided for in PLC’s Articles of Association and deeds of indemnity have been issued to all PLC Directors. Appropriate qualifying third-party Directors’ and Officers’ liability insurance was in place for all Unilever Directors throughout the financial year and is currently in force.
In addition, PLC provides indemnities (including, where applicable, a qualifying pension scheme indemnity provision) to the Directors from time to time of two subsidiaries that act as trustee respectively of two of Unilever’s UK pension schemes. Appropriate trustee liability insurance is also in place.
Shareholder matters
Relations with shareholders and other investors
We believe it is important both to explain our business developments and financial results to investors and to understand their objectives.
The Chief Financial Officer has lead responsibility for investor relations, with the active involvement of the Chief Executive Officer. They are supported by our Investor Relations department which organises presentations for analysts and investors, and such presentations are generally made available on our website. Briefings on quarterly results are given via teleconference and are accessible by telephone or via our website. For further information visit our website at www.unilever.com/investorrelations
The Boards are briefed on reactions to quarterly results announcements. They, or the relevant Board Committee, are briefed on any issues raised by shareholders that are relevant to their responsibilities. Our shareholders can, and do, raise issues directly with the Chairman and, if appropriate, the Senior Independent Director.
Both NV and PLC communicate with their respective shareholders at the AGMs as well as responding to their questions and enquiries during the course of the year. We take the views of our shareholders into account and, in accordance with all applicable legislation and regulations, may consult them in an appropriate way before putting proposals to our AGMs.
General Meetings of shareholders
The business to be conducted at the AGMs of NV and PLC is set out in the separate Notices of AGM for NV and PLC. It typically includes approval/consideration of the Annual Report and Accounts and remuneration framework, appointment of Directors, appointment of external auditors, and authorisation for the Boards to allot and repurchase shares, and to restrict pre-emptive rights of shareholders.
At the AGMs, a review is given of the progress of the business over the last year and there is a discussion of current issues. Shareholders are encouraged to attend the meetings and ask questions, and the question-and-answer sessions form an important part of the meetings.
General Meetings of shareholders of NV and PLC are held at times and places decided by our Boards. NV meetings are normally held in Rotterdam and PLC meetings are normally held in London, on consecutive days. The notices calling the meetings normally go out more than 30 days prior to the meetings.
We welcome our external auditors to the AGMs and they are entitled to address the meetings.
Electronic communication
We are committed to efforts to continue more effective ways of communication with our shareholders around the AGMs. Electronic communication is already an important and established medium for shareholders, providing ready access to shareholder information and reports, and for voting purposes.
Shareholders of PLC can choose to receive electronic notification that the Annual Report and Accounts and Notice of AGMs have been published on our website, instead of receiving printed copies, and can also electronically appoint a proxy to vote on their behalf at the AGM.
Registration for electronic communication by shareholders of PLC can be made at www.unilever.com/shareholderservices The UK Companies Act 2006 contains provisions facilitating communications between companies and their shareholders electronically and PLC has established such a

Unilever Annual Report and Accounts 2009    55

Report of the Directors Governance
Corporate governance (continued)

facility after consulting with its shareholders to offer them the opportunity to review their method of receiving shareholder communications in the future.
Voting rights
Shareholders that hold NV shares on the record date are entitled to attend and vote at NV General Meetings. The record date is set by the Board at a date not more than 30 days before the meeting, and shares are not blocked between the record date and the date of the meeting. NV shareholders can cast one vote for each €0.16 nominal capital that they hold. This means that they can cast one vote for each NV ordinary share, or NV New York Registry Share. Shareholders can vote in person or by proxy. Similar arrangements apply to holders of depositary receipts issued for NV shares and the holders of NV preference shares (see page 59).
PLC shareholders can cast one vote for each 3 1/9p nominal capital that they hold. This means shareholders can cast one vote for each PLC ordinary share, or PLC American Depositary Receipt of shares. Proxy appointments need to be with our Registrars 48 hours before the meeting, and the shareholding at this time will determine both the right to vote and the ability to attend the meeting.
More information on the exercise of voting rights can be found in NV’s and PLC’s Articles of Association and in the respective Notices of Meetings which can be found on our website at www.unilever.com/investorrelations/corp_governance
Holders of NV New York Registry Shares or PLC American Depositary Receipts of shares will receive a proxy form enabling them to authorise and instruct a notary public or Citibank, N.A. respectively to vote on their behalf at the General Meeting of NV or PLC.
N.V. Elma and United Holdings Limited (the holders of NV’s special shares), other group companies of NV which hold ordinary or preference shares, and United Holdings Limited, which owns half of PLC’s deferred stock, are not permitted to vote at General Meetings.
Voting on each of the resolutions contained in the Notice of AGMs is conducted by poll. The final vote is published at the meetings and the outcome of the votes, including the proxy votes, is put on Unilever’s website.
Shareholder proposed resolutions
Shareholders of NV may propose resolutions if they individually or together hold 1% of NV’s issued capital in the form of shares or depositary receipts for shares, or if they individually or together hold shares or depositary receipts worth or representing the market value in shares as set in respect thereto by or pursuant to the law (currently €50 million). They must submit these requests at least 60 days before the date of the General Meeting, and the request will be honoured unless, in the opinion of the Boards, it is against a substantive interest of the Company. Shareholders who together represent at least 10% of the issued capital of NV can also requisition Extraordinary General Meetings to deal with specific resolutions.
Shareholders who together hold shares representing at least 5% of the total voting rights of PLC, or 100 shareholders who hold on average £100 each in nominal value of PLC capital, can require PLC to propose a resolution at a general meeting. PLC shareholders holding in aggregate 5% of the issued PLC ordinary shares are able to convene a general meeting of PLC.
Required majorities
Resolutions are usually adopted at NV and PLC shareholder meetings by an absolute majority of votes cast, unless there are other requirements under the applicable laws or NV’s or PLC’s Articles of Association. For example, there are special requirements for resolutions relating to the alteration of the Articles of Association, the liquidation of NV or PLC and the alteration of the Equalisation Agreement (see below).
A proposal to alter the Articles of Association of NV can only be made by the Board of NV. A proposal to alter the Articles of Association of PLC can be made either by the Board of PLC or by shareholders in the manner permitted under the UK Companies Act 2006. Unless expressly specified to the contrary in the Articles of Association of PLC, PLC’s Articles of Association may be amended by a special resolution. Proposals to alter the provisions in the Articles of Association of NV and PLC respectively relating to the unity of management require the prior approval of meetings of the holders of the NV special shares and the PLC deferred stock. The Articles of Association of both NV and PLC can be found on our website at www.unilever.com/investorrelations/corp_governance
Right to hold shares
Unilever’s constitutional documents place no limitations on the right to hold NV and PLC shares. There are no limitations on the right to hold or exercise voting rights on the ordinary shares of NV and PLC imposed by foreign law.
Foundation Agreements
Equalisation Agreement
The Equalisation Agreement makes the economic position of the shareholders of NV and PLC, as far as possible, the same as if they held shares in a single company. The Equalisation Agreement regulates the mutual rights of the shareholders of NV and PLC. Under the Equalisation Agreement, NV and PLC must adopt the same financial periods and accounting policies.
Each NV ordinary share represents the same underlying economic interest in the Unilever Group as each PLC ordinary share.
We pay ordinary dividends for NV and PLC on the same day. NV and PLC allocate funds for the dividend from their parts of the current profits and free reserves. We pay the same amount on each NV share as on one PLC share calculated at the relevant exchange rate. As agreed at the 2009 AGMs and separate meetings of ordinary shareholders, the Equalisation Agreement was in part amended to allow Unilever to move to quarterly dividend payments with effect from 1 January 2010. Interim dividends are determined in euros and converted into equivalent

56    Unilever Annual Report and Accounts 2009

sterling and US dollar amounts using exchange rates issued by the European Central Bank two days before the announcement of the dividend. The new method for determining dividend payments was used for the 2009 interim dividends of NV and PLC. This amendment has enabled us to change to a simpler and more transparent dividend practice for the Unilever Group, resulting in more frequent payments to shareholders, and better alignment with the cash flow generation of the business.
The Equalisation Agreement provides that if one company had losses, or was unable to pay its preference dividends, the loss or shortfall would be made up out of:
•	the current profits of the other company (after it has paid its own preference shareholders);

•	then its own free reserves; and

•	then the free reserves of the other company.
If either company could not pay its ordinary dividends, we would follow the same procedure, except that the current profits of the other company would only be used after it had paid its own ordinary shareholders and if the Directors thought this more appropriate than, for example, using its own free reserves.
So far, NV and PLC have always been able to pay their own dividends, so we have never had to follow this procedure. If we did, the payment from one company to the other would be subject to any United Kingdom and Dutch tax and exchange control laws applicable at that time.
Under the Equalisation Agreement, the two companies are permitted to pay different dividends in the event of an unreasonable increase or decrease in dividend pay-out of one of the companies due to currency fluctuations and in the event that either the UK or Dutch government imposes restrictions on dividend pay-outs. In either of these rare cases, NV and PLC could pay different amounts of dividend if the Boards thought it appropriate.
If both companies were to go into liquidation, NV and PLC would each use any funds legally available to pay the prior claims of their own preference shareholders. Then they would use any surplus to pay each other’s preference shareholders, if necessary. After these claims had been met, they would pay out any equalisation or dividend reserve to their own shareholders before pooling the remaining surplus. This would be distributed to the ordinary shareholders of both companies on an equal basis. If one company were to go into liquidation, we would apply the same principles as if both had gone into liquidation simultaneously.
In principle, issues of bonus shares and rights offerings can only be made in ordinary shares. Again, we would ensure that shareholders of NV and PLC received shares in equal proportions. The subscription price for one new NV share would have to be the same, at the prevailing exchange rate, as the price for one new PLC share. Neither company can issue or reduce capital without the consent of the other.
The Articles of Association of NV establish that any payment under the Equalisation Agreement will be credited or debited to the income statement for the financial year in question.
Under Article 2 and 3 of the NV and PLC Articles of Association respectively, each company is required to carry out the Equalisation Agreement with the other. Both documents state that the Agreement cannot be changed or terminated without the approval of shareholders. For NV, the General Meeting can decide to alter or terminate the Equalisation Agreement at the proposal of the Board. The necessary approval of the General Meeting is then that at least one half of the total issued ordinary capital must be represented at an ordinary shareholders’ meeting, where the majority must vote in favour; and (if they would be disadvantaged or the agreement is to be terminated) at least two-thirds of the total issued preference share capital must be represented at a preference shareholders’ meeting, where at least three-quarters of them must vote in favour. For PLC, the necessary approval must be given by the holders of a majority of all issued shares voting at a General Meeting and the holders of the ordinary shares, by a simple majority voting at a General Meeting where the majority of the ordinary shares in issue are represented.
The Equalisation Agreement can be found on our website at www.unilever.com/investorrelations/corp_governance
The Deed of Mutual Covenants
The Deed of Mutual Covenants provides that NV and PLC and their respective subsidiary companies shall co-operate in every way for the purpose of maintaining a common operating policy. They shall exchange all relevant information about their respective businesses – the intention being to create and maintain a common operating platform for the Unilever Group throughout the world. The Deed illustrates some of the information which makes up this common platform, such as the mutual exchange and free use of know-how, patents, trade marks and all other commercially valuable information.
The Deed contains provisions which allow the Directors of NV and PLC to take any actions to ensure that the dividend-generating capacity of each of NV and PLC is aligned with the economic interests of their respective shareholders. These provisions also allow assets to be transferred between NV and PLC and their associated companies (as defined in the Deed) to ensure that assets are allocated in the most efficient manner. These arrangements are designed to create a balance between the two parent companies and the funds generated by them, for the benefit of their respective sets of shareholders.
The Agreement for Mutual Guarantees of Borrowing
Under the Agreement for Mutual Guarantees of Borrowing between NV and PLC, each company will, if asked by the other, guarantee the borrowings of the other. The two companies also jointly guarantee the borrowings of their subsidiaries. These arrangements are used, as a matter of financial policy, for certain significant public borrowings. They enable lenders to rely on our combined financial strength.

Unilever Annual Report and Accounts 2009    57

Report of the Directors Governance
Corporate governance (continued)

Share capital matters
Share capital
NV’s issued share capital on 31 December 2009 was made up of:
•	€274,356,432 split into 1,714,727,700 ordinary shares of €0.16 each;

•	€1,028,568 split into 2,400 ordinary shares numbered 1 to 2,400, known as special shares; and

•	€113,599,014 split into several classes (4%, 6% and 7%) of cumulative preference shares (‘financing preference shares’).
The voting rights attached to NV’s outstanding shares are split as follows:

	Total number of votes		% of issued capital

1,714,727,700 ordinary shares	1,714,727,700	(a)	70.53
2,400 special shares	6,428,550		0.26
750,000 4% cumulative preference shares	200,906,250		8.26
161,060 6% cumulative preference shares	431,409,276		17.75
29,000 7% cumulative preference shares	77,678,312		3.20

(a)	Of which 141,560,629 shares were held in treasury and 28,618,015 shares were held in connection with share-based payments as at 31 December 2009. These shares are not voted on.
NV may issue shares not yet issued and grant rights to subscribe for shares only pursuant to a resolution of the General Meeting of Shareholders or of another corporate body designated for such purpose by a resolution of the General Meeting. At the AGM held on 14 May 2009 the Board was designated, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, as the corporate body authorised until 14 November 2010 to resolve on the issue of – or on the granting of rights to subscribe for – shares not yet issued and to restrict or exclude the statutory preemption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers and acquisitions.
At the 2009 AGM the Board of NV was authorised, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, until 14 November 2010 to cause the Company to buy back its own shares and depositary receipts thereof, with a maximum of 10% of issued share capital, either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than the nominal value of the shares and not higher than 10% above the average of the closing price of the shares on Eurolist by Euronext Amsterdam for the five business days before the day on which the purchase is made.
The above mentioned authorities are renewed annually.
PLC’s issued share capital on 31 December 2009 was made up of:
•	£40,760,420 split into 1,310,156,361 ordinary shares of 3 1/9p each; and

•	£100,000 of deferred stock.
The total number of voting rights attached to PLC’s outstanding shares are shown hereunder:

	Total number of votes		% of issued capital

1,310,156,361 ordinary shares	1,310,156,361	(a)	99.76
£100,000 deferred stock	3,214,285		0.24

(a)	Of which 26,696,994 shares were held by PLC in treasury and 23,850,000 shares were held by NV group companies or by share trusts as at 31 December 2009. These shares are not voted on.
The Board of PLC may, under sections 551 and 561 of the UK Companies Act 2006 and subject to the passing of the appropriate resolutions at a meeting of shareholders, issue shares within the limits prescribed within the resolutions. At the 2009 AGM the Directors were authorised to issue new shares pursuant to section 80 of the UK Companies Act 1985, limited to a maximum of £13,290,000 nominal value, which at the time represented approximately 33% of the Company’s issued Ordinary share capital and pursuant to section 89 of that Act, to disapply preemption rights up to approximately 5% of PLC’s issued ordinary share capital. These authorities are renewed annually and from 2010 will be sought under the applicable sections of the UK Companies Act 2006.
At the 2009 AGM the Board of PLC was authorised in accordance with its Articles of Association to make market purchases of its ordinary shares representing just under 10% of the Company’s issued capital and within the limits prescribed within the resolution until the earlier of the 6-month anniversary after the 2009 year end or the conclusion of the 2010 AGM. A similar authority will be sought at the 2010 AGM of PLC pursuant to the UK Companies Act 2006.
Margarine Union (1930) Limited: Conversion Rights
The first Viscount Leverhulme was the founder of the company which became PLC. When he died in 1925, he left in his will a large number of PLC shares in various trusts.
When the will trusts were varied in 1983, the interests of the beneficiaries of his will were also preserved. Four classes of special shares were created in Margarine Union (1930) Limited, a subsidiary of PLC. One of these classes can be converted at the end of the year 2038 into 70,875,000 PLC ordinary shares of 3 1/9p each. This currently represents 5.4% of PLC’s issued ordinary capital. These convertible shares replicate the rights which the descendants of the first Viscount would have had under his will. This class of the special shares only has a right to dividends in specified circumstances, and no dividends have yet been paid. PLC guarantees the dividend and conversion rights of the special shares.
Foundation Unilever NV Trust Office
As at 1 March 2010, around 76% of NV’s ordinary shares and around 34% of NV’s 7% cumulative preference shares were held by the Foundation Unilever NV Trust Office (Stichting Administratiekantoor Unilever N.V.), a trust office with a board independent of Unilever. As part of its corporate objects, the Foundation issues depositary receipts in exchange for these shares.

58    Unilever Annual Report and Accounts 2009

These depositary receipts are listed on Euronext Amsterdam, as are the NV ordinary and 7% preference shares themselves.
Holders of depositary receipts can under all circumstances exchange their depositary receipts for the underlying shares (and vice versa).
Holders of depositary receipts are entitled to dividends and all economic benefits on the underlying shares held by the Foundation.
The members of the board at the foundation are Mr J H Schraven (chairman), Mr P P de Koning, Prof Emeritus Dr L Koopmans and Mr A A Olijslager.
The Foundation reports periodically on its activities.
Voting by holders of depositary receipts
Although the depositary receipts themselves do not formally have voting rights, holders of depositary receipts are in practice equated with shareholders. They can attend all General Meetings of NV, either personally or by proxy, and also have the right to speak. The holders of the depositary receipts will then automatically, without limitation and under all circumstances, receive a voting proxy on behalf of the Foundation to vote on the underlying shares.
The Foundation is obliged to follow the voting instructions of holders of depositary receipts. The same applies to the voting instructions of holders of depositary receipts not attending a shareholders’ meeting and who issue voting instructions to the Foundation via the Dutch Shareholders’ Communication Channel.
Voting by the Foundation Unilever NV Trust Office
Shares for which the Foundation has not granted voting proxies or for which it has not received voting instructions are voted on by the Foundation in such a way as it deems to be in the interests of the holders of the depositary receipts. This voting policy is laid down in the Conditions of Administration that apply to the depositary receipts.
Specific provisions apply in the event that a meeting of the holders of NV 7% cumulative preference shares is convened.
If a change to shareholders’ rights is proposed, the Foundation will let shareholders know if it intends to vote, at least 14 days in advance of the meeting if possible.
Hitherto the majority of votes cast by ordinary shareholders at NV meetings have been cast by the Foundation. Unilever and the Foundation have a policy of actively encouraging holders of depositary receipts to exercise their voting rights in NV meetings.
Unilever considers the arrangements of the Foundation appropriate and in the interest of NV and its shareholders given the size of the voting rights attached to the financing preference shares and the relatively low attendance of holders of ordinary shares at the General Meetings of NV.
Foundation Unilever NV Trust Office’s shareholding
Foundation NV Trust Office’s shareholding fluctuates daily – its holdings on 1 March 2010 were:
•	NV ordinary shares of €0.16: [1,295,616,498 (75.56%)]; and

•	NV 7% cumulative preference shares of €428.57: [9,776 (33.71%)].
Further information on the Foundation, including its Articles of Association and Conditions of Administration, can be found on its website at www.administratiekantoor-unilever.nl
Requirements and compliance – general
Unilever is subject to corporate governance requirements in the Netherlands, the UK and as a foreign private issuer in the US. In this section we report on our compliance with the corporate governance regulations and best practice codes applicable in the Netherlands and the UK and we also describe compliance with corporate governance standards in the US.
Under the European Takeover Directive, the UK Companies Act 2006 and rules of the US Securities and Exchange Commission, we are required to provide information on contracts and other arrangements essential or material to the business of the Group. We believe we do not have any such contracts or arrangements.
Our governance arrangements are designed and structured to promote and further the interests of our companies and their shareholders. The Boards however reserve the right, in cases where they decide such to be in the interests of the companies or our shareholders, to depart from that which is set out in the present and previous sections in relation to our corporate governance. Any such changes will be reported in future Annual Reports and Accounts and, when necessary, through changes to the relevant documents published on our website. As appropriate, proposals for change will be put to our shareholders for approval.
Further information can be found on our website and in the document entitled ‘The Governance of Unilever’. This describes the terms of reference of our Board Committees, including their full responsibilities. It will be kept up to date with changes in our internal constitutional arrangements that our Boards may make from time to time and it is available on our website at www.unilever.com/Investorrelations/corp_governance
Requirements – European Union
Following implementation of the European Takeover Directive, certain information is required to be disclosed in relation to control and share structures and interests of NV and PLC. Such disclosures, which are not covered elsewhere in this Annual Report, include the following:
•	there are no requirements to obtain the approval of NV or PLC, or of other holders of securities in NV or PLC, for a transfer of such securities;
•	there are no arrangements by which, with NV or PLC’s cooperation, financial rights carried by securities are held by a person other than the holder of such securities;

Unilever Annual Report and Accounts 2009    59

Report of the Directors Governance
Corporate governance (continued)

•	NV and PLC are not aware of any agreements between holders of securities which may result in restrictions on the transfer of such securities or on voting rights;
•	neither NV nor PLC are parties to any significant agreements which include provisions that take effect, alter or terminate such agreement upon a change of control following a takeover bid;
•	NV and PLC do not have any agreements with any Director or employee that would provide compensation for loss of office or employment resulting from a takeover except that most of Unilever’s share schemes contain provisions which operate in the event of a takeover of Unilever, which provisions may for instance cause options or awards granted to employees under such schemes to vest after a takeover or be exchanged into new awards for shares in another entity; and
•	the Trustees of the PLC employee share trusts may vote or abstain in any way they think fit and in doing so may take into account both financial and non-financial interests of the beneficiaries of the employee share trusts or their dependants. Historically the Trustees tend not to exercise this right.
Requirements – the Netherlands
NV is required to state in its Annual Report and Accounts whether it complies or will comply with the Principles and best practice provisions (‘bpp’) of the Dutch Corporate Governance Code (the Dutch Code) and, if it does not comply, to explain the reasons for this. As will be clear from the description of our governance arrangements, NV complies with almost all of the principles and best practice provisions of the Dutch Code, a copy of which is available at www.commissiecorporategovernance.nl The text that follows sets out certain statements that the Dutch Code invites us to make to our shareholders that are not included elsewhere in this Annual Report and Accounts as well as areas of non-compliance.
On 10 December 2008 the Dutch Corporate Governance Code Compliance Committee published a revised version of the Code, which is applicable to our annual reporting over 2009 and we therefore report compliance under the revised Code in our Annual Report and Accounts 2009.
Unilever places a great deal of importance on corporate responsibility and sustainability as is evidenced by our vision to double the size of the company while reducing our environmental impact. With respect to our performance measures Unilever is keen to ensure focus on key financial performance measures which we believe to be the drivers of shareholder value creation and relative total shareholder return. Unilever therefore believes that the interests of the business and shareholders are best served by linking the long-term share plans to the measures as described in the Directors’ Remuneration Report on page 67 and has not included a non-financial performance indicator (Principle II.2 and bpp II.2.3).
Board and Committee structures
NV has a one-tier board, consisting of both Executive and, in a majority, Non-Executive Directors. We achieve compliance of our board arrangements with the Dutch Code, which is for the most part based on the customary two-tier structure in the Netherlands, by, as far as is possible and practicable, applying the provisions of the Dutch Code relating to members of a management board to our Executive Directors and by applying the provisions relating to members of a supervisory board to our Non-Executive Directors. Management tasks not capable of delegation are performed by the Board as a whole.
Risk management and control
Our principal risks are described on pages 30 to 34. Our approach to risk management and systems of internal control are described on page 35.
As a result of the review of the Audit Committee (as described in their report on page 63) the Board believes that as regards financial reporting risks the risk management and control systems provide reasonable assurance that the financial statements do not contain any errors of material importance and the risk management and control systems have worked properly in 2009 (bpp ll.1.5).
The aforesaid statements are not statements in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002.
Retention period of shares
The Dutch Code recommends that shares granted to Executive Directors must be retained for a period of at least five years (bpp II.2.5). Our shareholder-approved remuneration policy requires Executive Directors to build and retain a personal shareholding in Unilever. The Board believes that this is in line with the spirit of the Dutch Code.
Severance pay
It is our policy to set the level of severance payments for Directors at no more than one year’s salary, unless the Board, at the proposal of the Remuneration Committee, finds this manifestly unreasonable given circumstances or unless otherwise dictated by applicable law (bpp II.2.8).
Conflicts of interest
In the event of a potential conflict of interest, the provisions of the Dutch Code (Principles II.3 and III.6) are applied. Conflicts of interest are not understood to include transactions and other activities between companies in the Unilever Group.
Financing preference shares
NV issued 4%, 6% and 7% cumulative preference shares between 1927 and 1970. Their voting rights are based on their nominal value, as prescribed by Dutch law. The Dutch Code recommends that the voting rights on such shares should, in any event when they are newly issued, be based on their economic value rather than on their nominal value (bpp IV.1.2). NV agrees with this principle but cannot unilaterally reduce voting rights of its outstanding preference shares.
Anti-takeover constructions and control over the company
NV confirms that it has no anti-takeover constructions, in the sense of constructions that are intended solely, or primarily, to block future hostile public offers for its shares (bpp IV.3.11). Nor does NV have any constructions whose specific purpose is to prevent a bidder, after acquiring 75% of the capital, from appointing or dismissing members of the Board and subsequently altering the Articles of Association. The acquisition through a public offer of a majority of the shares in a company does not under Dutch law preclude in all circumstances the continued right of the Board of the company to exercise its powers.

60    Unilever Annual Report and Accounts 2009

Provision of information
We consider it important to comply with all applicable statutory regulations on the equal treatment of shareholders and provision of information and communication with shareholders and other parties (Principles IV.2 and IV.3).
Meetings of analysts and presentations to investors
We have extensive procedures for handling relations with and communicating with shareholders, investors, analysts and the media (also see page 55). The important presentations and meetings are conducted as far as practicable in accordance with the Dutch Code (bpp IV.3.1). Due to their large number and overlap in information, however, some of the less important ones are not announced in advance, made accessible to everyone or put on our website.
Corporate Governance Statement
NV is required to make a statement concerning corporate governance as referred to in article 2a of the decree on additional requirements for annual reports (Vaststellingsbesluit nadere voorschriften inhoud jaarverslag) with effect from 1 January 2010 (the ‘Decree’). The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree can be found in the following sections of this document:
•	the information concerning compliance with the Dutch Corporate Governance Code, as required by article 3 of the Decree, can be found under ‘Corporate Governance’ within the section ‘Requirements – the Netherlands’ in this document;

•	the information concerning Unilever’s risk management and control frameworks relating to the financial reporting process, as required by article 3a(a) of the Decree, can be found under ‘Outlook and risks’ on pages 30 to 36 and within the relevant sections under ‘Corporate Governance’ in this document;

•	the information regarding the functioning of Unilever’s General Meeting of shareholders, and the authority and rights of Unilever’s shareholders, as required by article 3a(b) of the Decree, can be found within the relevant sections under ‘Corporate Governance’ in this document;

•	the information regarding the composition and functioning of Unilever’s Boards and its Committees, as required by article 3a(c) of the Decree, can be found within the relevant sections under ‘Corporate Governance’ in this document; and

•	the information concerning the inclusion of the information required by the decree Article 10 European Takeover Directive, as required by article 3b of the Decree, can be found within the relevant sections under ‘Corporate Governance’ and within the section ‘Shareholder information, Analysis of shareholding’ in this document.
Requirements – the United Kingdom
PLC is required, as a company that is incorporated in the UK and listed on the London Stock Exchange, to state how it has applied the main principles and how far it has complied with the provisions set out in Section 1 of the 2008 UK Combined Code on Corporate Governance (‘the Combined Code’), a copy of which is available at www.frc.org.uk
In the preceding pages we have described how we have applied the main principles and the provisions in the Combined Code. In 2009, PLC complied with the Combined Code except in the following areas:
•	Between February 2008 and the 2009 AGMs in May the Remuneration Committee’s membership consisted of two independent Non-Executive Directors and the Chairman. Subsequent to the appointments of Ann Fudge and Paul Walsh to that Committee, following their Board appointments at the 2009 AGMs, the Committee has complied with the membership principle of the Code applicable to a remuneration committee.
•	Due to the requirement for Unilever to hold two AGMs for its respective companies on consecutive days, it may not always be possible for all Directors, and possibly the Chairmen of the Audit, Remuneration and Nomination Committees, to be present at both meetings. The Chairman ensures that a majority of Directors attend both meetings and that at least one member of each Committee attends each AGM.
Risk management and control
Our principal risks are described on pages 30 to 34. Our approach to risk management and systems of internal control are described on page 35.
This approach to risk management and systems of internal control is in line with the recommendations in the report on ‘Internal Control – Revised Guidance for Directors on the UK Combined Code’ (’The Turnbull Guidance’).
The effectiveness of the system of internal control, including processes in relation to financial reporting and preparation of consolidated accounts, has been reviewed by the Audit Committee.
The Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes and disclosure, including specifically:
•	review of level of disclosure in quarterly financial results announcements;

•	review of accounting principles and judgements with respect to financial statements, including the annual impairment review of goodwill and intangibles;

•	review of the analysis supporting the going concern judgement of the 2009 Annual Report and Accounts;

•	review of Unilever’s Risk Management framework undertaken by management, agreeing to a streamlined process for assessment of corporate and operational risks;

•	annual report on the Chief Executive Officer’s Top Corporate Risks and a quarterly review of business risks and safeguards;

•	annual Positive Assurance report from the Chief Executive Officer on compliance with corporate policies and operating controls;

•	review the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting; and

•	annual review of anti-fraud arrangements.
It is Unilever’s practice to bring acquired companies within the Group’s governance procedures as soon as is practicable and in any event by the end of the first full year of operation.

Unilever Annual Report and Accounts 2009    61

Report of the Directors Governance
Corporate governance (continued)

Requirements – the United States
Both NV and PLC are listed on the New York Stock Exchange and must therefore comply with such of the requirements of US legislation, such as the Sarbanes-Oxley Act of 2002, regulations enacted under US securities laws and the Listing Standards of the New York Stock Exchange as are applicable to foreign private issuers. In some cases the requirements are mandatory and in other cases the obligation is to ’comply or explain’.
We have complied in all material respects with the requirements concerning corporate governance that were in force during 2009. Attention is drawn in particular to the remit of the Audit Committee on page 53 and the Report of the Audit Committee on page 63.
Actions already taken to ensure compliance in all material respects that are not specifically disclosed elsewhere or otherwise clear from reading this document include:
•	the issuance of a Code of Ethics for senior financial officers;

•	the issuance of instructions restricting the employment of former employees of the audit firm; and

•	the establishment of a policy on reporting requirements under SEC rules relating to standards of professional conduct for US attorneys.
In each of these cases, existing practices were revised and/or documented in such a way as to conform to the new requirements.
The Code of Ethics applies to the senior executive, financial and accounting officers and comprises the standards prescribed by the SEC, and a copy has been posted on our website at www.unilever.com/investorrelations/corp_governance The Code of Ethics comprises an extract of the relevant provisions of Unilever’s Code of Business Principles and the more detailed rules of conduct that implement it. The only amendment to these pre-existing provisions and rules that was made in preparing the Code of Ethics was made at the request of the Audit Committee and consisted of a strengthening of the explicit requirement to keep proper accounting records. No waiver from any provision of the Code of Ethics was granted to any of the persons falling within the scope of the SEC requirements in 2009.
We are required by US securities laws and the Listing Standards of the New York Stock Exchange to have an Audit Committee that satisfies Rule 10A-3 under the Exchange Act and the Listing Standards of the New York Stock Exchange (NYSE). We are compliant with these requirements. We are also required to disclose any significant ways in which our corporate governance practices differ from those typically followed by US companies listed on the NYSE. In addition to the information we have given to you in this document about our corporate governance arrangements, further details are provided in the document entitled ‘The Governance of Unilever’, which is on our website at www.unilever.com/investorrelations/corp_governance
We are compliant with the Listing Standards of the New York Stock Exchange applicable to foreign private issuers. Our corporate governance practices do not significantly differ from those required of US companies listed on the New York Stock Exchange.
We also confirm that our shareholders have the opportunity to vote on certain equity compensation plans.
Risk management and control
Our principal risks are described on pages 30 to 34. Our approach to risk management and systems of internal control are described on page 35.
Based on an evaluation by the Boards, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Group’s disclosure controls and procedures, including those defined in United States Securities Exchange Act of 1934 - Rule 13a – 15(e), as at 31 December 2009 were effective, and that subsequently until the date of the approval of the Annual Report by the Board, there have been no significant changes in the Group’s internal controls, or in other factors that could significantly affect those controls.
Unilever is required by Section 404 of the US Sarbanes-Oxley Act of 2002 to report on the effectiveness of internal control over financial reporting. This requirement will be reported on separately and will form part of Unilever’s Annual Report on Form 20-F.

62    Unilever Annual Report and Accounts 2009

Report of the Audit Committee

The role and terms of reference of the Audit Committee is to assist the Unilever Boards in fulfilling their oversight responsibilities regarding the integrity of Unilever’s financial statements, risk management and internal control, compliance with legal and regulatory requirements, the external auditors’ performance, qualifications and independence, and the performance of the internal audit function. During the year ended 31 December 2009, principal activities were as follows:
Financial statements
The Committee considered reports from the Chief Financial Officer on the quarterly and annual financial statements, including other financial statements and disclosures prior to their publication and issues reviewed by the Disclosure Committee. They also reviewed the Annual Report and Accounts and Annual Report on Form 20-F prior to publication.
Audit of the Annual Accounts
PricewaterhouseCoopers, Unilever’s external auditors, reported in depth to the Committee on the scope and outcome of the annual audit, including their audit of internal control over financial reporting as required by Section 404 of the US Sarbanes-Oxley Act of 2002. Their reports included accounting matters, governance and control, and accounting developments.
The Committee held independent meetings with the external auditors during the year.
Risk management and internal control arrangements
The Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes and disclosure, including specifically:
•	review of level of disclosure in quarterly financial results announcements;

•	review of accounting principles and judgements with respect to financial statements, including the annual impairment review of goodwill and intangibles;

•	review of regular updates on outstanding litigation and regulatory investigations from the Chief Legal Officer;

•	review of the analysis supporting the going concern judgement of the 2009 Annual Report and Accounts;

•	review of Unilever’s Risk Management framework undertaken by management, agreeing to a streamlined process for assessment of corporate and operational risks;

•	annual report on the Chief Executive Officer’s Top Corporate Risks and a quarterly review of business risks and safeguards;

•	annual Positive Assurance report from the Chief Executive Officer on compliance with corporate policies and operating controls;

•	Corporate Audit’s interim and year-end summary reports, and management’s response;

•	the interim and year-end reports from the Code of Business Principles Compliance Committee including the resolution of complaints received through the global Ethics hotline including procedures for handling complaints and concerns relating to accounting, internal control and auditing matters;

•	review the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting;

•	review of the application of information and communication technology;

•	review of the annual pension report and the impact of financial volatility on pensions;

•	annual review of anti-fraud arrangements;

•	review of tax planning policy;

•	review of treasury policies, including debt issuance and hedging;

•	review of the annual financial plan; and

•	review of the revised dividend policy and dividend proposals.
External auditors
The Audit Committee conducted a formal evaluation of the effectiveness of the external audit process. The Committee has considered the tenure, quality and fees of the auditors and determined that a tender for the audit work is not necessary. As a result, the Committee has approved the extension of the current external audit contract by one year, and recommended to the Boards the reappointment of external auditors. On the recommendation of the Audit Committee, the Directors will be proposing the re-appointment of PricewaterhouseCoopers at the AGMs in May 2010 (see pages 137 and 143).
Both Unilever and the auditors have for many years had safeguards in place to avoid the possibility that the auditors’ objectivity and independence could be compromised. The Committee reviewed the report from PricewaterhouseCoopers on the actions they take to comply with the professional and regulatory requirements and best practice designed to ensure their independence from Unilever.
The Committee also reviewed the statutory audit, other audit, tax and other services provided by PricewaterhouseCoopers, and compliance with Unilever’s documented approach, which prescribes in detail the types of engagements for which the external auditors can and cannot be used:
•	statutory audit services – including audit of subsidiaries;

•	other audit services – work which regulations or agreements with third parties require the auditors to undertake;

•	other services – statutory auditors may carry out work that they are best placed to undertake, including internal control reviews;

•	acquisition and disposal services – where the auditors are best placed to do this work;

•	tax services – all significant tax consulting work is put to tender, except where the auditors are best placed to do this; and

•	general consulting – external auditors may not tender for general consulting work.
All engagements over €100,000 require specific advance approval of the Audit Committee Chairman. The overall policy is regularly reviewed and, where necessary, updated in the light of internal developments, external developments and best practice.
Internal audit function
The Committee reviewed the Corporate Audit department’s audit plan for the year, and agreed its budget and resource requirements. The Committee carried out a formal evaluation of the performance of the internal audit function and confirmed that they were satisfied with the effectiveness of the function. The Committee held independent meetings with the Chief Auditor during the year.
Audit Committee terms of reference
The Audit Committee’s terms of reference are reviewed annually by the Committee taking into account relevant legislation and recommended good practice. The terms of reference can be viewed on Unilever’s website or supplied on request.
Board Assessment of the Audit Committee
The Board evaluated the performance of the Committee and the Committee carried out a self-assessment of its performance.
Kees Storm Chairman of the Audit Committee
Wim Dik
Charles Golden
Byron Grote

Unilever Annual Report and Accounts 2009    63

Report of the Directors Governance
Report of the Corporate Responsibility and Reputation Committee

Terms of reference
The Corporate Responsibility and Reputation Committee oversees Unilever’s conduct as a responsible multinational business. It is also charged with ensuring that Unilever’s reputation is protected and enhanced. Inherent in this is the need to identify any external developments which are likely to have an influence upon Unilever’s standing in society and to bring these to the attention of the Boards.
Pursuant to this remit the Boards have expressly delegated to the Committee day-to-day oversight of the conduct of Unilever’s response to the ongoing investigations by the European Commission and other national authorities into alleged infringements of competition law. The Chief Legal Officer and external counsel report to the Committee in this regard and matters are then considered by the full Board. For further information please refer to ‘Legal proceedings’ on page 122.
The Committee comprises four independent Non-Executive Directors: Leon Brittan (Chairman), Hixonia Nyasulu, Narayana Murthy and Louise Fresco.
To ensure that it is kept up to date with current and emerging sustainability issues, the Committee benefits from the insights of two groups. The first is the Unilever Sustainable Development Group (USDG) – five experts from outside the Group who advise on Unilever’s sustainability strategy. The second is CRISP, the Corporate Responsibility, Issues, Sustainability and Partnerships group of senior executives from across the business. Both groups are chaired by Vindi Banga, President Foods, Home and Personal Care and member of the Unilever Executive.
The Committee’s terms of reference and details of the Unilever Sustainable Development Group are available on our website at www.unilever.com
Meetings
Meetings are held quarterly. The Committee Chairman reports the conclusions to the Board.
In 2009 the Committee continued to offer its advice on the development of Unilever’s sustainability strategy. Members were updated on the Group’s sustainability priorities (climate change, water, sustainable sourcing and waste) and commented on proposals for creating business-wide environmental targets.
Topics discussed in 2009 included: competition-related issues; food labelling and health claims; genetically modified organisms in the food chain; packaging; palm oil, deforestation and climate change. Particular attention was given to the topics set out below.
Code of Business Principles and Business Partner Code
The Committee scrutinises two important codes of practice – the Code of Business Principles and the Business Partner Code – to ensure that they remain fit for purpose and are appropriately applied. It complements the role of the Audit Committee, which considers the Codes as part of its remit to review risk management.
The Committee is responsible for the oversight of both codes. Implementation rests with the Unilever Executive who are supported by the Corporate Code Committee and the global code compliance organisation. Implementation is further supported by the legal function for the Code of Business Principles and the supply management function for the Business Partner Code. Supply management is also responsible for gaining assurance from suppliers that they adhere to the Business Partner Code.
Code of Business Principles
The Code of Business Principles sets out the standards of conduct to which we expect our employees to adhere. It is complemented by a ‘Management Commentary’ which provides guidelines for employees on practical implementation of the Code of Business Principles. In 2009 Unilever’s Global Code Officer conducted a benchmarking exercise on the Commentary, leading to clearer and more detailed guidance on topics such as gifts and entertainment.
In 2009 existing training on the Code was strengthened by the roll-out of a new online training module and separate training sessions on compliance with competition policy.
The Committee endorsed these developments as they are essential in ensuring that Unilever’s standards are well-understood and respected by employees.
Alleged infringements of the Code of Business Principles are monitored by the Committee. This responsibility includes alleged infringements of competition law.
Business Partner Code
Unilever’s Business Partner Code sets the standards that we expect of suppliers in areas such as health and safety at work, business integrity, respect for labour standards, consumer safety and safeguarding the environment.
The Committee has monitored the development and implementation of the Code over recent years. The Code is supported by an Assurance Policy that sets out the operational standards needed from suppliers to deliver the Code’s commitments.

64    Unilever Annual Report and Accounts 2009

Labour standards
Between 2006 and 2009, four complaints were brought to Unilever’s attention by the International Union of Food, Agricultural, Hotel, Restaurant, Catering, Tobacco and Allied Workers’ Associations (IUF) relating to our operations in India and Pakistan. These complaints concerned site closure (Sewri factory, India), freedom of association and collective bargaining (Doom Dooma factory, India) and the use of temporary and contracted labour at our factories in Pakistan (Rahim Yar Khan and Khanewal). A further complaint regarding a supplier’s factory in Turkey was submitted by the Turkish transport union TUMTIS in 2008.
Under the terms of the OECD Guidelines for Multinational Enterprises, the unions referred their complaints to the OECD’s National Contact Points in the UK and Turkey for investigation.
Four of the complaints have been resolved:
•	The TUMTIS complaint in Turkey was settled locally in January 2009;

•	Unilever Pakistan reached agreement with the IUF to settle the dispute at Rahim Yar Khan in June 2009. In October Unilever Pakistan reached an agreement relating to Khanewal; and

•	at Sewri, a settlement payment was agreed by Hindustan Unilever and local trade union representatives (HLEU) in October 2009.
The only case outstanding is at Doom Dooma, India where the company is seeking resolution of the issue.
Given the potential damage that these complaints pose to Unilever’s reputation as a responsible business, the Committee kept a close watch on progress during the year. Members urged Unilever to address the matter in detail and welcomed the revised approach that the Group put in place to adjust its labour practices.
Leon Brittan
Chairman of the Corporate Responsibility and
Reputation Committee
Louise Fresco
Narayana Murthy
Hixonia Nyasulu

Unilever Annual Report and Accounts 2009    65

Report of the Directors Governance
Report of the Nomination Committee

Terms of Reference
The Nomination Committee comprises two Independent Non-Executive Directors and the Chairman. Following the retirement of David Simon at the 2009 AGMs, it is chaired by Jeroen van der Veer. Its other members are Michael Treschow and, following his appointment at the 2009 AGMs, Paul Walsh. The Group Secretary acts as secretary to the Committee.
The Nomination Committee is responsible for drawing up selection criteria and appointment procedures for Directors. Under Unilever’s corporate governance arrangements Executive and Non-Executive Directors offer themselves for election each year at the Annual General Meetings. The Nomination Committee is responsible for recommending candidates for nomination as Executive Directors, including the Chief Executive Officer, and Non-Executive Directors each year based on the process of evaluations referred to below. After Directors have been appointed by shareholders the Committee recommends to the Board candidates for election as Chairman and Vice-Chairman. The Committee also has responsibility for supervising the policy of the Chief Executive Officer on the selection criteria and appointment procedures for senior management and it keeps oversight of all matters relating to corporate governance, bringing any issues to the attention of the Boards. The Committee’s Terms of Reference are available on our website www.unilever.com/investorrelations/corp_governance
Process for the appointment of Directors
Unilever has formal procedures for evaluation of the Boards, the Board Committees and the individual Directors. The Chairman, in conjunction with the Senior Independent Director, leads the process whereby the Board assesses its own performance and the results of the evaluations are provided to the Committee when it discusses the nominations for re-election as Directors.
Where a vacancy arises on the Boards, the Committee seeks the services of specialist recruitment firms and other external experts to assist in finding individuals with the appropriate skills and expertise.
In nominating Directors, the Committee follows the agreed Board Profile of potential Non-Executive Directors, which takes into account the roles of Non-Executive Directors set out in the Dutch Corporate Governance Code and the UK Combined Code on Corporate Governance. Under the terms of The Governance of Unilever the Boards should comprise a majority of Non-Executive Directors. To represent Unilever’s areas of interest, the profile also indicates there should be a strong representation from Developing and Emerging markets as well as from Europe and North America. Non-Executive Directors should be independent of Unilever and free from any conflicts of interest. The profile looks at diversity in terms of nationality, race, gender and relevant expertise and directs that, wherever possible, the Boards should reflect Unilever’s consumer base.
Activities of the Committee during the year
The Committee met six times in 2009. All meetings were attended by Jeroen van der Veer and Michael Treschow. Paul Walsh attended two meetings after joining the Committee in May 2009. The members also regularly met outside of formal Committee meetings to discuss succession issues.
At the AGMs in May 2009, David Simon retired as a Non-Executive Director. Jeroen van der Veer succeeded David Simon as Vice-Chairman, Senior Independent Director and Chairman of the Nomination Committee from the conclusion of the 2009 AGMs.
The Committee proposed the nomination of all Directors offering themselves for re-election at the 2009 AGMs. During 2009, the Committee also proposed the nominations of Louise Fresco, Ann Fudge and Paul Walsh as Non-Executive Directors at the AGMs in May 2009. These nominees were chosen to further strengthen the range of expertise available on the Boards, as well as responding to our diversity criteria. Ann Fudge and Paul Walsh were subsequently appointed to the Remuneration Committee and Paul Walsh was also appointed to the Nomination Committee. In making these appointments the Committee was supported by an independent executive search firm chosen by the Committee which had been engaged to identify suitable candidates for the roles required.
In 2009 an independent executive search firm chosen by the committee was also engaged to identify candidates for the role of Chief Financial Officer, in the light of the resignation of Jim Lawrence as from the year end. The process resulted in the Committee’s recommendation to the Boards to nominate Jean-Marc Huёt as Jim Lawrence’s successor. The Committee is pleased to have identified a strong candidate whose background and expertise in the corporate and financial world will be important in helping realise our growth ambitions. Following a smooth transition Jean-Marc Huёt became Chief Financial Officer in February 2010, and he will be nominated for election as an Executive Director at the 2010 AGMs.
The Committee received a full presentation of Unilever initiatives being implemented in 2009 in relation to Senior Leadership changes and endorsed management’s approach. A successful diversity programme was considered essential for Unilever and as part of establishing an articulated performance culture.
The Committee reviewed and approved the external benchmarking of the capabilities, strengths and opportunities of the Senior Executives carried out by the Chief Executive Officer and Chief HR Officer. Periodically throughout the year the Committee reviewed with the Chief Executive Officer proposed changes to roles and responsibilities amongst senior executives.
During the year the Committee reviewed the Board profile and updated the composition, desired expertise and experience and availability elements of the profile, to reflect the current requirements of the Boards.
An internal evaluation was undertaken by the Chairman and Senior Independent Director with the assistance of the Group Secretary during 2009 in relation to the performance of the Boards, of the Chairman, of the individual Directors and of the Board Committees. This evaluation, as in the previous two years, was based on the completion of questionnaires and a series of interviews with individual Directors. The Committee has also carried out an assessment of its own performance, led by the Committee Chairman.
Supported by an independent executive search firm, the Committee carried out a search for a new Non-Executive Director and is delighted that The Rt Hon Sir Malcolm Rifkind MP has agreed to join our Boards. Sir Malcolm’s experience will further strengthen the expertise of the Boards particularly in the areas of governance and reputation. Sir Malcolm will be nominated by the Committee for election as Non-Executive Director at the 2010 AGMs.
Jeroen van der Veer Chairman of the Nomination Committee
Michael Treschow
Paul Walsh

66    Unilever Annual Report and Accounts 2009

Directors’ Remuneration Report

The Committee’s aim is to ensure that the remuneration arrangements for Unilever’s Executive Directors support Unilever’s drive for profitable growth and a level of performance amongst the best of our peers.
As a result the Committee has decided to make adjustments to the remuneration structure for Executive Directors and other Unilever senior managers. These are:
•	a significant increase in the required shareholding levels for Unilever managers from January 2010;

•	the introduction of a new operating margin measure and an amended cash flow measure for Global Share Incentive Plan awards from 2010 onwards; and

•	for Executive Directors, replacing underlying sales growth and trading contribution with underlying volume growth, underlying operating margin and trade working capital improvement as drivers for the business performance of the Annual Bonus from 2010 onwards. This brings their performance measures in line with those for the other managers in Unilever.
I would emphasise that the Committee has made no changes to the remuneration levels for Executive Directors. As in 2009, and given prevailing economic circumstances, the Committee has decided that it is not appropriate to increase base salaries in 2010 for Executive Directors nor for most other senior business leaders. The Committee has also decided to exclude the Executive Directors from participation in the Management Co-Investment Plan (which shareholders will be asked to approve at the forthcoming AGMs) at least for the first year of its operation in 2011. Our managers below Board level will, however, be invited to participate in the new plan in 2011. The Committee is of the view that wider share ownership will encourage greater commitment, engagement and alignment with our shareholders.
The rewards received by Executive Directors over 2009 reflect Unilever’s good underlying progress towards its longer-term objectives especially in the current tough trading environment.
Jeroen van der Veer Chairman of the Remuneration Committee
Ann Fudge
Michael Treschow
Paul Walsh
Remuneration Committee
It is the role and terms of reference of the Remuneration Committee (the Committee) to make proposals to the Boards for decisions on:
•	the individual remuneration arrangements for Executive Directors;

•	the remuneration policy for the Unilever Executive as a whole; and

•	the design and terms of all share-based plans.
During 2009 the Committee comprised Jeroen van der Veer, who became Committee Chairman in May 2009 on the retirement of David Simon, Michael Treschow and, from May 2009, Ann Fudge and Paul Walsh.
While it is the Committee’s responsibility to exercise independent judgement, the Committee does request advice from management and professional advisers, as appropriate, to ensure its decisions are fully informed given the internal and external environment.
During 2009, the Chief Executive Officer provided the Committee with his views on business objectives and, together with the Chief Human Resources Officer, remuneration arrangements for senior executives were framed so as to be aligned with these objectives. The Committee also received legal and compliance advice from the Chief Legal Officer supported by external counsel.
A copy of the Committee’s terms of reference is available on Unilever’s website. Details on meeting attendance are contained in the section on ‘Corporate Governance’ on page 54.
Executive Directors
Our aims and guiding principles
The overriding aim of the Committee is to ensure that the remuneration arrangements for Executive Directors support the longer-term objectives of Unilever and, in turn, the longer-term interests of shareholders.
This means that we must ensure that:
•	the fixed elements of the remuneration package offered to Executive Directors are sufficiently competitive to attract and retain highly experienced and talented individuals; and

•	the performance-related elements are structured so that target levels are competitive but Executive Directors can only earn higher rewards once they have delivered to the standards of performance that Unilever requires.

Unilever Annual Report and Accounts 2009    67

Report of the Directors Governance
Directors’ Remuneration Report (continued)

The Committee’s guiding principles have been updated so that the remuneration arrangements for Executive Directors should:
•	support Unilever’s business strategy;

•	sharpen Unilever’s performance culture through more exacting standards;

•	increase the difference in reward between modest, target and outstanding performance achievements;

•	support share ownership and strong shareholder alignment; and

•	be simple and transparent.
Below we have summarised the key remuneration policies for Executive Directors that flow from and support the Committee’s aims.
The supporting policies
Our emphasis on performance-related pay
It is Unilever’s policy that the total remuneration package for Executive Directors should be competitive with other global companies and that a significant proportion should be performance-related. Over two-thirds of the target arrangements for the Executive Directors are linked to performance, with the majority of this linked to shareholder-aligned longer-term performance.
Emphasis on performance-related pay
The Committee has reviewed the impact of different performance scenarios on the reward opportunities potentially to be received by Executive Directors and the alignment of this with the returns that might be received by shareholders. The Committee believes that Unilever’s existing risk management processes provide the necessary controls to prevent inappropriate risk taking.
Our linkage between business objectives and performance-related pay
It is Unilever’s policy for the performance-related pay of Executive Directors to be linked to key Group measures that are aligned with strategy, business objectives and shareholder value.
Since Paul Polman was appointed as Chief Executive Officer at the beginning of 2009, Unilever has consistently communicated to shareholders that its main business objective is to restore volume and underlying sales growth while steadily improving operating margins and cash flow. There are a number of strategic priorities which support this objective. It is this combination of top-line revenue growth and bottom-line profits growth that Unilever believes will build shareholder value over the longer term. It is Unilever’s objective to be among the best performers in its peer group.
The Committee has reviewed the performance measures for the Executive Directors’ variable pay elements in light of Unilever’s current business objectives and strategic priorities. To ensure greater alignment, underlying operating margin improvement is to be introduced as a new measure for the Global Share Incentive Plan (GSIP) and the cash flow measure is to be amended from ungeared free cash flow to operating cash flow. Further details are in the later GSIP section. In addition, for 2010 onwards the annual bonus measures for the Executive Directors will change to: underlying volume growth, underlying operating margin and working capital improvement consistent with the annual bonus arrangements already in place for other Unilever managers.
Our additional alignment with the interests of shareholders
It is Unilever’s policy that Executive Directors should demonstrate a significant personal shareholding commitment to Unilever. This further aligns their interests with those of shareholders.
The current requirement is that, within five years of appointment, Executive Directors are expected to hold shares worth at least 150% of annual base salary. The Committee has decided that, with effect from 1 January 2010, the requirement will be increased.
Executive Directors’ contracts
Executive Directors are required to submit themselves for re-election at the AGMs each year and the Nomination Committee carefully considers each nomination for reappointment. Executive Directors stop holding executive office on ceasing to be Directors. The Committee takes the view that the entitlement of Executive Directors to the security of twelve months’ notice of termination of employment is in line with both the practice of many comparable companies and the entitlement of other senior executives in Unilever. It is our policy to set the level of severance payments for Executive Directors at no more than one year’s salary, unless the Boards, at the proposal of the Committee, find this manifestly unreasonable given the circumstances or unless dictated by applicable law. The date of contract for Paul Polman was 7 October 2008 and for Jim Lawrence was 25 June 2008. Once signed, Executive Directors’ contracts continue to be effective until review.

68    Unilever Annual Report and Accounts 2009

Our remuneration practices
Base salary
Base salaries are reviewed annually with effect from 1 January taking into account our competitive market position, individual performance, Unilever’s overall performance and levels of increase in the rest of the organisation.
2009 outcomes
Base salaries for Executive Directors were not increased from 1 January 2009 and will not be increased in 2010.
Pension and other benefits
The policy is that Executive Directors are members of the all-employee pension arrangement in their home country (or an alternative of similar value) and make personal contributions at the same rate as other employees in that arrangement.
Executive Directors enjoy similar benefits to those enjoyed by many other employees of Unilever.
Annual bonus
Around 70% of the Executive Director’s annual bonus opportunity is based on Unilever’s business results and around 30% is based on individual business and leadership, including corporate social responsibility, targets.
For 2009 the target bonus for the Chief Executive Officer was 113% of salary and the maximum would have been 200% of salary. The target bonus opportunity for the Chief Financial Officer was 93% of salary and the maximum would have been 160% of salary. Aggressive business targets mean that maximum levels are only payable for exceptional performance.
2009 outcomes
The annual bonus awards for 2009 reflect Unilever’s strong results for 2009 given the challenging trading environment and were on average 118.5% of salary for the Executive team. The 2009 performance measures were: trading contribution, underlying sales growth and individual business and leadership targets.
Share Matching Plan
Under the Share Matching Plan, Executive Directors are required to invest 25% of their bonus into shares and hold them for a minimum period of three years. The Executive Directors receive a matching award of 25% of their annual bonus in the form of NV and PLC shares. The matching shares normally vest after three years provided that the underlying shares have been retained during this period and the Executive Director has not resigned or been dismissed.
The Committee considers that there is no need for further performance conditions on the vesting of the matching shares because the number of shares is directly linked to the annual incentive (which is itself subject to demanding performance conditions). In addition, during the three-year vesting period the share price of NV and PLC is influenced by the performance of Unilever. This, in turn, affects the ultimate value of the matching shares on vesting.
Global Share Incentive Plan
Executive Directors receive annual awards of NV and PLC shares under the Global Share Incentive Plan. The number of shares that vest after three years depends on the satisfaction of performance conditions.
The current maximum grant levels were agreed by shareholders in 2008 and are 200% of salary for the Chief Executive Officer and just below 180% for other Executive Directors. (Jim Lawrence, when Chief Financial Officer, had a separately agreed limit of 340%). The vesting range is between 0% and 200% of grant level.
The vesting of 40% of the shares under award has been based on Unilever’s relative Total Shareholder Return (TSR) against a comparator group of 20 other companies. TSR measures the return received by a shareholder, capturing both the increase in share price and the value of dividend income (assuming dividends are reinvested). The TSR results are compared on a single reference currency basis. No shares in the portion of the award subject to TSR vest if Unilever is ranked below position 11 in the peer group at the end of the three-year period, 50% vest if Unilever is ranked 11th, 100% if Unilever is ranked 7th and 200% if Unilever is ranked 3rd or above. Straight-line vesting occurs between these points.
The current TSR peer group is:

Avon	Heinz	Orkla
Beiersdorf	Kao	Pepsico
Cadbury	Kimberly-Clark	Procter & Gamble
Clorox	Kraft	Reckitt Benckiser
Coca Cola	Lion	Sara Lee
Colgate	L’Oreal	Shiseido
Danone	Nestlé
We have made minor amendments to our peer group to reflect industry consolidation and better competitive match as part of our move to an increased performance culture. Campbell, General Mills, Henkel and Kellogg have been added and Cadbury, Clorox, Lion and Orkla have been removed.
The vesting of a further 30% of the shares in the award has been conditional on average underlying sales growth performance over the same three-year period and the vesting of the final 30% is conditional on cumulative ungeared free cash flow performance. For these measures there will be no vesting of shares if performance is below the minimum of the range, 25% vesting for achieving minimum and 200% vesting only for performance at or above the top end of the range.
Performance for each condition is assessed independently from the other conditions over the performance period. Shares will only vest if and to the extent that the respective performance conditions are satisfied. The Committee does have authority under the rules of the GSIP to adjust upwards and downwards the number of shares that vest to avoid outcomes which are, in its view, unfair and result from exceptional circumstances that have occurred during the performance period. In exercising this discretion the Committee may take into account Unilever’s performance against non-financial measures. This discretion was not exercised in 2009.
Serving as non-executive on the board of another company
It is recognised that Executive Directors may be invited to become Non-Executive Directors of other companies and that these appointments, subject to the approval of the Chairman and the Chief Executive Officer, may broaden their knowledge and experience to the benefit of the Group (see page 22 for details in the biographies). Executive Directors serving on the Boards of other companies are permitted to retain all remuneration and fees earned from outside directorships subject to a maximum of one outside directorship (see Other appointments on page 53 for further details). Jim Lawrence is a non-executive director of British Airways Plc and received an annual fee of £40,833.

Unilever Annual Report and Accounts 2009    69

Report of the Directors Governance
Directors’ Remuneration Report (continued)

Proposed changes from 2010 onwards
Annual Bonus
For Executive Directors, we are replacing underlying sales growth and trading contribution with underlying volume growth, underlying operating margin and trade working capital improvement as drivers for the business performance for the Annual Bonus from 2010 onwards. This brings their performance measures in line with those for the other managers in Unilever.
Global Share Incentive Plan
The performance measures attached to GSIP awards will be:
•	underlying sales growth (as now) but with a revised reference group as set out earlier;

•	underlying operating margin improvement (a new measure);

•	operating cash flow (instead of ungeared free cash flow); and

•	relative total shareholder return (as now) but with a revised reference group as set out earlier.
The structure of vesting will remain the same as for previous awards except that for Executive Directors and the Unilever Executive the four measures will be equally weighted. In addition, the minimum of the performance range for both underlying sales growth and underlying operating margin must be reached before any shares subject to either metric can vest. At the end of the three-year performance period the Committee will also assess Unilever’s performance against the internal measures relative to the performance of peer group companies. Dividends will also be re-invested in respect of the shares under award but will only be paid out to the extent that the underlying shares vest.
It is also proposed that, with respect to GSIP awards made in 2008 and 2009, these performance measures will apply to those years of the performance period that have yet to be completed. For example, for GSIP awards made in 2009, this means that the original performance conditions will apply for 2009 and the updated performance measures for 2010 and 2011. The Remuneration Committee is satisfied that the new measures are no easier to satisfy. This is confirmed by independent advice.
Shareholding commitment
The Committee has decided that, with effect from 1 January 2010, the shareholding commitment should be increased to 400% of base salary for the Chief Executive Officer and to 300% for other Executive Directors and the Unilever Executive.
New Management Co-Investment Plan
At the 2010 AGMs, shareholders will be asked to approve a new Management Co-Investment Plan. The Plan is being introduced to support Unilever’s drive for profitable growth by encouraging Unilever’s managers to take a greater financial interest in the performance of the Company and the value of Unilever shares over the long term. Under the new plan, Unilever’s senior managers will have the opportunity to invest up to 60% of their annual bonus in Unilever shares and to receive a corresponding award of performance shares. The performance shares will vest after three years, depending on Unilever’s performance, continued employment and maintenance of the underlying investment. The performance measures for the new Plan will be the same as we are proposing to introduce for the Global Share Incentive Plan (as set out earlier in this report) to ensure alignment with the drive for profitable growth. As under the GSIP, the maximum vesting level will be 200% for outstanding performance. Although Executive Directors will be eligible, technically, to participate in the new Plan, the Remuneration Committee has determined that participation in the new Plan is unnecessary for the time being given the additional alignment provided through the amended GSIP performance measures and the increased share ownership requirements. Further details on the new Plan are available in the Notices of Meeting to the AGMs.
Arrangements for Jim Lawrence
Jim Lawrence left Unilever in December 2009. His salary has been paid until 31 December 2009 and his annual bonus for 2009 has been paid in full. The matching shares of his 2007 Share Matching award have vested. The final tranche of the 2007 restricted share award will vest later in 2010 and the 2007 GSIP performance award will also vest later this year but will be time-proportioned. The shares awarded in 2008 and 2009 both under the Share Matching Plan and the GSIP have lapsed in full.
Arrangements for Jean-Marc Huёt
Jean-Marc Huёt joined Unilever in February 2010 as Chief Financial Officer. He will be proposed for election to the Boards of NV and PLC at the AGMs in May 2010. Given Unilever’s objective of balancing remuneration more clearly towards performance-linked variable pay, the agreed package follows this policy direction. His salary in 2010 has been set at £680,000 per annum; the maximum annual bonus opportunity for 2010 will be 150% of salary and the grant value in 2010 under the GSIP will be 180% of salary. He will be in a defined contribution plan with a similar value to that of Unilever’s in the Netherlands, his home country.
To compensate for the forfeiture of incentives from his former employer he has received a cash bonus of £680,000 and a restricted share award with a value of £2.6 million. The shares will vest in instalments of one-third of the total number of restricted shares on each anniversary of the grant date over the next three years, provided that he remains an employee of the company through each vesting date.
Jean-Marc Huёt has purchased 23,000 NV ordinary shares and 23,000 PLC ordinary shares.

70    Unilever Annual Report and Accounts 2009

Executive Directors’ remuneration in 2009
Remuneration for individual Executive Directors (audited)

				Annual Emoluments 2009

		Allowances
	Base	and other		Value of
	salary	payments	(a)	benefits	(b)	Bonus		Total
Name and Base Country	€ ‘000	€ ‘000		€ ‘000		€ ‘000		€ ‘000

Jim Lawrence (UK)(d)	816	17		4		918		1,755

Paul Polman (UK)(e)	1,033	402		2		1,687	(c)	3,124

Total 2009	1,849	419		6		2,605		4,879

Total 2008 (including former Directors)	2,682	1,154		62		4,156		8,054

(a)	Includes allowance in lieu of company car; entertaining allowance, a one off housing allowance and payment for social security obligations in country of residence in 2008 and 2009.

(b)	Includes benefits for private use of chauffeur-driven cars and medical insurance. Included are benefits that are taxable in the country of residence. In addition, Unilever provides support to Executive Directors in relation to spouses’ travel expenses when travelling together on company business. This amount is capped at 5% of base salary and for 2009 totalled €130,506 (including related taxes payable).

(c)	Bonus for the year 2009. Includes the value of both the cash element and the element paid in shares of NV and PLC. In addition to the element of the bonus paid in shares, an equivalent number of matching shares is awarded on a conditional basis.

(d)	Chief Financial Officer. Base salary set in US dollars was $1,133,000 per annum.

(e)	Chief Executive Officer. Base salary set in sterling was £920,000 per annum.
Amounts have been translated into euros using the average exchange rate over the year: €1 = £0.8905 (2008: €1 = £0.7880) and €1 = $1.388 (2008: €1 = $1.468).
Both Jim Lawrence and Paul Polman are members of a defined contribution arrangement. The company contribution during the period was €73,000 for Jim Lawrence and €292,000 for Paul Polman. The contribution for Paul Polman includes €130,000 accrued to compensate for the forfeiture of pension from his previous employer, which will vest at age 60 or later at actual retirement date. In addition, Jim Lawrence made a personal contribution of €41,000 and Paul Polman made a personal contribution of €16,000, both by individual salary sacrifice. The total pension contributions, including all the company contributions paid, the contributions by individual salary sacrifice and the cost of death in service provision were €147,000 for Jim Lawrence and €330,000 for Paul Polman.
Share Matching Plan (audited)

		Balance of				Balance of
		conditional				conditional
		shares				shares at
		at 1 January	Conditional shares			31 December
		2009	awarded in 2009		(a)	2009
	Share	No. of	No. of	Price at		No. of
	type	shares	shares	award		shares

Jim Lawrence	NV	1,830	9,069	€13.59		10,899
	PLC	1,830	9,069	£12.46		10,899

Paul Polman	NV	–	3,413	€13.59		3,413
	PLC	–	3,413	£12.46		3,413

(a)	Each award of matching shares is conditional and vests three years after the date of the award subject to certain conditions. The 2009 award was made at grant date 19 March 2009.
Global Share Incentive Plan (audited)
The following conditional shares were granted during 2009 and outstanding at 31 December 2009 under the Global Share Incentive Plan:

		Balance of	Conditional grant 2009				Balance of
		conditional shares at	(Performance period				conditional shares at
		1 January 2009	1 January 2009 to 31 December 2011)			(a)	31 December 2009
	Share type	No. of shares	No. of shares	(a)	Price at award		No. of shares

Jim Lawrence	NV	106,947	103,811		€13.59		210,758
	PLC	106,947	103,811		£12.46		210,758

Paul Polman	NV	58,752	69,210		€13.59		127,962
	PLC	58,752	69,210		£12.46		127,962

(a)	Each award of conditional shares vests subject to certain conditions three years after the date of the award. The 2009 award was made at grant date 19 March 2009.
Unilever Annual Report and Accounts 2009    71

Report of the Directors Governance
Directors’ Remuneration Report (continued)
The following restricted stock awards under the Global Share Incentive Plan vested during 2009 and were outstanding at 1 January 2009 and 31 December 2009:

	Balance of				Balance of
	shares at				shares at
	1 January				31 December
	2009		Vesting in 2009		2009
	Share type	No. of shares	No. of shares	Price at vesting	No. of shares

Jim Lawrence(a)	NV	23,710	11,855	€19.20	11,855
	PLC	23,710	11,855	£16.67	11,855

Paul Polman(b)	NV	67,653	22,551	€20.50	45,102
	PLC	67,653	22,551	£17.95	45,102

(a)	Vesting on 1 September 2009 of 1/3 of original award.

(b)	Vesting on 6 November 2009 of 1/3 of original award.
Share Save plan (audited)
Awards under the PLC Share Save Plan are subject to five-year vesting periods and vesting is contingent on continued employment with Unilever.

		Balance of			Balance of
		options at			options at	First	Final
	Share	1 January	Granted		31 December	exercisable	expiry
	type	2009	in 2009	(a)	2009	date	date

Paul Polman	PLC	–	1,042		1,042	01/10/2014	01/04/2015

(a)	Option price at grant was £14.92.
Executive Directors’ interests in shares (audited)

		Shares held at		Shares held at
	Share type(a)	1 January 2009	(b)	31 December 2009	(b)

Jim Lawrence(c)	NV	309,193		330,117
	PLC	323,435		344,359

Paul Polman	NV	–		25,964
	PLC	–		25,964

(a)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1/9p shares.

(b)	Numbers are excluding unvested matching shares.

(c)	Under PLC, balances include 309,750 PLC ADRs.
The table shows the interest in NV and PLC ordinary shares of Executive Directors and their connected persons as at 31 December 2009. There has been no change in these interests between 31 December 2009 and 1 March 2010.
The voting rights of the Directors who hold interests in the share capitals of NV and PLC are the same as for other holders of the class of shares indicated. None of the Directors’ (Executive and Non-Executive) or other executive officers’ shareholdings amounts to more than 1% of the issued shares in that class of share. Except as stated above, all shareholdings are beneficial.
72    Unilever Annual Report and Accounts 2009

Non-Executive Directors
Policy
Non-executive directors receive annual fees from NV and PLC. No other remuneration is given in respect of their non-executive duties.
The Board determines non-executive fee levels within a total annual limit specified in the Articles of Association. In 2007 shareholders approved an increase in the limit for PLC to £2,000,000 (€3,000,000 for NV).
Unilever’s fee levels reflect the commitment and contribution expected by the company. Fee levels are also benchmarked at regular intervals against those paid in other global non-financial companies based in Europe.
Fee levels
The fee levels remained unchanged over 2009, with the exception of the fee level for the Vice-Chairman which was increased to reflect the responsibilities and time commitment required of the role. The Vice-Chairman is also the Senior Independent Director and is currently also the Chairman of the Remuneration Committee and Chairman of the Nomination Committee. The fee levels are therefore:

	NV		PLC

Chairman	€355,000	and	£237,500
Vice-Chairman/Senior Independent Director	€85,800	and	£82,500
Chairman of the Audit Committee	€55,000	and	£38,000
Board Committee Chairman	€50,000	and	£35,000
Non-Executive Directors	€45,000	and	£31,000

Non-Executive Directors’ remuneration in 2009 (audited)

	Total fees		Total fees
	paid		paid
	in 2009	(a)	in 2008	(a)
Non-Executive Directors	€’000		€’000

Michael Treschow(b)	635		663

Leon Brittan	96		101

Wim Dik	93		93

Louise Fresco(d)	60		–

Ann Fudge(d)	79		–

Charles Golden	112		118

Byron Grote	93		91

Narayana Murthy	106		98

Hixonia Nyasulu	112		118

David Simon(c)	81		129

Kees Storm	107		112

Jeroen van der Veer	152		87

Paul Walsh(d)	60		–

Total	1,786		1,610

a)	Covers fees received from both NV in euros and PLC in Sterling. Includes fees for intercontinental travel if applicable.

(b)	Chairman.

(c)	Retired May 2009.

(d)	Appointed at 2009 AGMs.
Non-Executive Directors’ interests in share capital (audited)

			Shares		Shares
			held at 1		held at 31
	Share		January		December
	type	(a)	2009	(a)	2009	(a)

Michael Treschow	NV		15,000		15,158
	PLC		15,000		15,000

Byron Grote	NV NY		3,000		4,300
	PLC ADRs		1,800		3,500

Jeroen van der Veer	NV		16,800		16,800
	PLC		–		–

(a)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1/9p shares.
The table shows the interests in NV and PLC ordinary shares of Non-Executive Directors and their connected persons as at 31 December 2009. The only change between 31 December 2009 and 1 March 2010 was that Paul Walsh purchased 1,000 PLC ordinary shares on 4 February 2010 and Charles Golden purchased 1,000 NV New York shares on 22 February 2010.
Additional statutory disclosures
Unilever is required by UK regulation to show its relative share performance, based on Total Shareholder Return, against a holding of shares in a broad-based equity index for the last five years. The Committee has decided to show Unilever’s performance against the FTSE 100 Index, London and also the Euronext, Amsterdam as these are the most relevant indices in the UK and the Netherlands where we have our principal listings.
Five-Year Historical TSR Performance
Growth in the value of a hypothetical £100 holding over five years FTSE 100 comparison based on 30-trading-day average values
Growth in the value of a hypothetical €100 investment over five years AEX comparison based on 30-trading-day average values
This Directors’ Remuneration Report has been approved by the Boards and signed on their behalf by Steve Williams – Chief Legal Officer and Group Secretary.

Unilever Annual Report and Accounts 2009    73

This page is intentionally blank
74    Unilever Annual Report and Accounts 2009

Financial statements

Unilever Annual Report and Accounts 2009    75

Financial statements
Statement of Directors’ responsibilities

Annual accounts
The Directors are required by Part 9 of Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 2006 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group, and the NV and PLC entities as at the end of the financial year and of the profit or loss and cash flows for that year.
The Directors consider that, in preparing the accounts, the Group and the NV and PLC entities have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated accounts) and United Kingdom accounting standards (in the case of the parent company accounts) which they consider to be applicable have been followed.
The Directors have responsibility for ensuring that NV and PLC keep accounting records which disclose with reasonable accuracy their financial position and which enable the Directors to ensure that the accounts comply with the relevant legislation. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities.
This statement, which should be read in conjunction with the Auditors’ report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.
A copy of the financial statements of the Unilever Group is placed on our website at www.unilever.com/investorrelations The maintenance and integrity of the website are the responsibility of the Directors, and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the United Kingdom and the Netherlands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
UK law sets out additional responsibilities for the Directors of PLC regarding disclosure of information to auditors. Disclosure in respect of these responsibilities is made on page 143.
Directors’ responsibility statement
Each of the Directors confirms that, to the best of his or her knowledge:
•	the financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated accounts) and United Kingdom accounting standards (in the case of the PLC parent company accounts) and United Kingdom accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the NV and PLC entities taken as a whole; and

•	the Report of the Directors includes a fair review of the development and performance of the business and the position of the Group and the NV and the PLC entities taken as a whole, together with a description of the principal risks and uncertainties they face.
The Directors and their functions are listed on pages 22 and 23.
Going concern
The activities of the Group, together with the factors likely to affect its future development, performance and position are set out on pages 1 to 21 and 25 to 36. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Financial Review 2009 on pages 37 to 46 and the Financial Review 2008 on pages 47 to 49. In addition, we describe in note 15 on pages 104 to 110: the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit and liquidity risk.
The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain outlook.
After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Annual Report and Accounts.
Internal and disclosure controls and procedures
Please refer to pages 30 to 34 for a discussion of Unilever’s principal risk factors and to page 35 for commentary on the Group’s approach to risk management and control.

76    Unilever Annual Report and Accounts 2009

Auditor’s report Netherlands

Independent auditor’s report to the shareholders of Unilever N.V.
Report on the consolidated financial statements
We have audited the consolidated financial statements which are part of the Annual Report 2009 of the Unilever Group for the year ended 31 December 2009 which comprise the consolidated income statement, consolidated balance sheet, consolidated cash flow statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and the related notes on pages 79 to 128 and 131 to 132.
We have reported separately on the company accounts of Unilever N.V. for the year ended 31 December 2009.
Directors’ responsibility
The Directors are responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and as issued by the International Accounting Standards Board and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Report of the Directors in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Unilever Group as at 31 December 2009, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and as issued by the International Accounting Standards Board and with Part 9 of Book 2 of the Netherlands Civil Code.
Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the Report of the Directors is consistent with the consolidated financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.
Rotterdam, The Netherlands, 2 March 2010
PricewaterhouseCoopers Accountants N.V.
R A J Swaak RA

Unilever Annual Report and Accounts 2009    77

Financial statements
Auditor’s report United Kingdom

Independent auditors’ report to the members of Unilever PLC on the consolidated financial stetements
We have audited the consolidated financial statements of the Unilever Group for the year ended 31 December 2009 which comprise the consolidated income statement, consolidated balance sheet, consolidated cash flow statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, the related notes on pages 79 to 128, and principal group companies and non-current investments on pages 131 and 132. These consolidated financial statements have been prepared under the accounting policies set out in note 1 on pages 83 to 86. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.
Respective responsibilities of Directors and auditors
As explained more fully in the Statement of Directors’ responsibilities set out on page 76, the directors are responsible for the preparation of the group financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the consolidated financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.
This report, including the opinions, has been prepared for and only for the shareholders of Unilever PLC as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of the audit of financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.
Opinion on financial statements
In our opinion the Group financial statements:
•	give a true and fair view of the state of the Group’s affairs as at 31 December 2009 and of its profit and cash flows for the year then ended;

•	have been properly prepared in accordance with IFRSs as adopted by the European Union; and

•	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.
Separate opinion in relation to IFRS as issued by the IASB
As explained in note 1 to the consolidated financial statements, the Group in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied FRSs as issued by the International Accounting Standards Board, (IASB).
In our opinion the Group financial statements comply with IFRSs as issued by the IASB.
Opinion on other matter prescribed by the Companies Act 2006
In our opinion the information given in the Report of the Directors for the financial year for which the Group financial statements are prepared is consistent with the Group financial statements.
Matters on which we are required to report by exception
We have nothing to report in respect of the following:
Under the Companies Act 2006 we are required to report to you if, in our opinion:
•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.
Under the Listing Rules we are required to review:
•	the Directors’ statement, set out on page 76, in relation to going concern; and

•	the part of the Corporate Governance statement relating to the company’s compliance with the nine provisions of the 2008 Combined Code specified for our review.
Other matter
We have reported separately on the parent company accounts of Unilever PLC for the year ended 31 December 2009 and on the information in the Directors’ Remuneration Report that is described as having been audited.
Richard Sexton
(Senior Statutory Auditor)
For and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
2 March 2010

78    Unilever Annual Report and Accounts 2009

Financial statements Unilever Group
Consolidated income statement
for the year ended 31 December

	€ million	€ million	€ million
	2009	2008	2007

Continuing operations

Turnover 2	39,823	40,523	40,187

Operating profit 2	5,020	7,167	5,245

After (charging)/crediting:

Restructuring 3	(897)	(868)	(875)
Business disposals, impairments and other 3	29	2,137	306

Net finance costs 5	(593)	(257)	(252)

Finance income	75	106	147
Finance costs	(504)	(506)	(557)
Pensions and similar obligations	(164)	143	158

Share of net profit/(loss) of joint ventures 11	111	125	102
Share of net profit/(loss) of associates 11	4	6	50
Other income from non-current investments 11	374	88	39

Profit before taxation	4,916	7,129	5,184
Taxation 6	(1,257)	(1,844)	(1,128)

Net profit from continuing operations	3,659	5,285	4,056
Profit for the year from discontinued operations 27	–	–	80

Net profit	3,659	5,285	4,136

Attributable to:
Minority interests	289	258	248
Shareholders’ equity	3,370	5,027	3,888

Combined earnings per share 7
From continuing operations
Basic earnings per share	€ 1.21	€ 1.79	€ 1.32
Diluted earnings per share	€ 1.17	€ 1.73	€ 1.28

From discontinued operations
Basic earnings per share	–	–	€ 0.03
Diluted earnings per share	–	–	€ 0.03

From total operations
Basic earnings per share	€ 1.21	€ 1.79	€ 1.35
Diluted earnings per share	€ 1.17	€ 1.73	€ 1.31

References in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 83 to 128, which form an integral part of the consolidated financial statements.
Accounting policies of the Unilever Group are set out in note 1 on pages 83 to 86.
Unilever Annual Report and Accounts 2009    79

Financial statements
Financial statements Unilever Group
Consolidated statement of comprehensive income
for the year ended 31 December

	€ million	€ million	€ million
	2009	2008	2007

Fair value gains/(losses) net of tax:
On cash flow hedges	40	(118)	84
On available-for-sale financial assets	65	(46)	2
Actuarial gains/(losses) on pension schemes net of tax	18	(2,293)	542
Currency retranslation gains/(losses) net of tax(a)	396	(1,688)	(413)

Net income/(expense) recognised directly in equity	519	(4,145)	215

Net profit	3,659	5,285	4,136

Total comprehensive income 20	4,178	1,140	4,351

Attributable to:
Minority interests	301	205	237
Shareholders’ equity	3,877	935	4,114

(a)	Includes fair value gains/(losses) on net investment hedges of €(58) million (2008: €(560) million; 2007: €(692) million).

See also note 20 on paqe 117.
Consolidated statement of changes in equity
for the year ended 31 December

	€ million	€ million	€ million
	2009	2008	2007

Equity at 1 January	10,372	12,819	11,672
Total comprehensive income for the year	4,178	1,140	4,351
Dividends on ordinary capital	(2,115)	(2,052)	(2,070)
Movement in treasury stock	129	(1,417)	(1,054)
Share-based payment credit	195	125	140
Dividends paid to minority shareholders	(244)	(208)	(251)
Currency retranslation gains/(losses) net of tax	3	(38)	(18)
Other movements in equity	18	3	49

Equity at 31 December 21	12,536	10,372	12,819

For further information on movements in equity please refer to note 21 on page 118.
80    Unilever Annual Report and Accounts 2009

Consolidated balance sheet
as at 31 December

	€ million	€ million
	2009	2008

Goodwill 9	12,464	11,665
Intangible assets 9	4,583	4,426
Property, plant and equipment 10	6,644	5,957
Pension asset for funded schemes in surplus 19	759	425
Deferred tax assets 17	738	1,068
Other non-current assets 11	1,017	1,426

Total non-current assets	26,205	24,967

Inventories 12	3,578	3,889
Trade and other current receivables 13	3,429	3,823
Current tax assets	173	234
Cash and cash equivalents 14	2,642	2,561
Other financial assets 14	972	632
Non-current assets held for sale 27	17	36

Total current assets	10,811	11,175

Financial liabilities 14	(2,279)	(4,842)
Trade payables and other current liabilities 16	(8,413)	(7,824)
Current tax liabilities	(487)	(377)
Provisions 18	(420)	(757)

Total current liabilities	(11,599)	(13,800)

Net current assets/(liabilities)	(788)	(2,625)

Total assets less current liabilities	25,417	22,342

Financial liabilities due after one year 14	7,692	6,363
Non-current tax liabilities	107	189
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit 19	1,519	1,820
Unfunded schemes 19	1,822	1,987
Provisions 18	729	646
Deferred tax liabilities 17	764	790
Other non-current liabilities 16	248	175

Total non-current liabilities	12,881	11,970

Share capital 21	484	484
Share premium 21	131	121
Other reserves 21	(5,900)	(6,469)
Retained profit 21	17,350	15,812

Shareholders’ equity	12,065	9,948
Minority interests 21	471	424

Total equity	12,536	10,372

Total capital employed	25,417	22,342

Commitments and contingent liabilities are shown in note 25 on pages 121 and 122.
These financial statements, together with the Report of the Directors, have been approved by the Directors.
The Board of Directors
2	March 2010
Unilever Annual Report and Accounts 2009    81

Financial statements
Financial statements Unilever Group
Consolidated cash flow statement
for the year ended 31 December

	€ million	€ million	€ million
	2009	2008	2007

Cash flow from operating activities 28	6,733	5,326	5,188
Income tax paid	(959)	(1,455)	(1,312)

Net cash flow from operating activities	5,774	3,871	3,876

Interest received	73	105	146
Purchase of intangible assets	(121)	(147)	(136)
Purchase of property, plant and equipment	(1,248)	(1,142)	(1,046)
Disposal of property, plant and equipment	111	190	163
Sale and leaseback transactions resulting in operating leases	–	–	36
Acquisition of group companies, joint ventures and associates	(409)	(211)	(214)
Disposal of group companies, joint ventures and associates	270	2,476	164
Acquisition of other non-current investments	(95)	(126)	(50)
Disposal of other non-current investments	224	47	33
Dividends from joint ventures, associates and other non-current investments	201	132	188
(Purchase)/sale of financial assets	(269)	91	93

Net cash flow (used in)/from investing activities	(1,263)	1,415	(623)

Dividends paid on ordinary share capital	(2,106)	(2,086)	(2,182)
Interest and preference dividends paid	(517)	(487)	(552)
Additional financial liabilities	2,913	4,544	4,283
Repayment of financial liabilities	(4,456)	(3,427)	(2,896)
Sale and leaseback transactions resulting in finance leases	–	(1)	25
Capital element of finance lease rental payments	(24)	(66)	(74)
Share buy-back programme	–	(1,503)	(1,500)
Other movements on treasury stock	103	103	442
Other financing activities	(214)	(207)	(555)

Net cash flow (used in)/from financing activities	(4,301)	(3,130)	(3,009)

Net increase/(decrease) in cash and cash equivalents	210	2,156	244

Cash and cash equivalents at the beginning of the year	2,360	901	710

Effect of foreign exchange rate changes	(173)	(697)	(53)

Cash and cash equivalents at the end of the year 14	2,397	2,360	901

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the consolidated cash flow statement. Cash flows relating to discontinued operations included above are set out in note 27 on page 125.
82    Unilever Annual Report and Accounts 2009

Notes to the consolidated financial statements Unilever Group

1 Accounting information and policies
The accounting policies adopted are the same as those which applied for the previous financial year, except as set out below under the heading of ‘Recent accounting developments’.
Unilever
The two parent companies, NV and PLC, together with their group companies, operate as a single economic entity (the Unilever Group, also referred to as Unilever or the Group). NV and PLC have the same Directors and are linked by a series of agreements, including an Equalisation Agreement, which are designed so that the position of the shareholders of both companies is as nearly as possible the same as if they held shares in a single company.
The Equalisation Agreement provides that both companies adopt the same accounting principles and requires as a general rule the dividends and other rights and benefits (including rights on liquidation) attaching to each €0.16 nominal of ordinary share capital of NV to be equal in value at the relevant rate of exchange to the dividends and other rights and benefits attaching to each 3 1/9p nominal of ordinary share capital of PLC, as if each such unit of capital formed part of the ordinary capital of one and the same company. For additional information please refer to ‘Corporate governance’ on page 56.
Basis of consolidation
Due to the operational and contractual arrangements referred to above, NV and PLC form a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of Unilever are presented by both NV and PLC as their respective consolidated accounts. Group companies included in the consolidation are those companies controlled by NV or PLC. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.
The net assets and results of acquired businesses are included in the consolidated accounts from their respective dates of acquisition, being the date on which the Group obtains control. The results of disposed businesses are included in the consolidated accounts up to their date of disposal, being the date control ceases.
Inter-company transactions and balances are eliminated.
Companies legislation and accounting standards
The consolidated accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), IFRIC Interpretations and in accordance with Part 9 of Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 2006. They are also in compliance with IFRS as issued by the International Accounting Standards Board.
The accounts are prepared under the historical cost convention unless otherwise indicated.
The accounting policies adopted are consistent with those of the previous financial year except as set out on page 86.
Foreign currencies
Items included in the financial statements of group companies are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in euros. The functional currencies of NV and PLC are euros and sterling respectively.
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying hedges. Those arising on trading transactions are taken to operating profit; those arising on cash, financial assets and financial liabilities are classified as finance income or cost.
In preparing the consolidated financial statements, the income statement, the cash flow statement and all other movements in assets and liabilities are translated at average rates of exchange. The balance sheet, other than the ordinary share capital of NV and PLC, is translated at year-end rates of exchange. In the case of hyper-inflationary economies the accounts are adjusted to reflect current price levels and remove the influences of inflation before being translated.
The ordinary share capital of NV and PLC is translated in accordance with the Equalisation Agreement. The difference between the resulting value for PLC and the value derived by applying the year-end rate of exchange is taken to other reserves (see note 23 on page 119).
The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in shareholders’ equity, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange. For these purposes net assets include loans between group companies and related foreign exchange contracts, if any, for which settlement is neither planned nor likely to occur in the foreseeable future. Exchange gains/losses on hedges of net assets are also recorded as a movement in equity.
Cumulative exchange differences arising since the date of transition to IFRS of 1 January 2004 are reported as a separate component of other reserves (see note 23 on page 119). In the event of disposal or part disposal of an interest in a group company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognised in the income statement as part of the profit or loss on disposal of group companies.
Business combinations
Business combinations are accounted for using the acquisition accounting method. This involves recognising identifiable assets and liabilities of the acquired business at fair value as at the date of acquisition.
Acquisitions of minority interests are accounted for using the parent entity method, whereby the difference between the consideration and the book value of the share of the net assets acquired is recognised as goodwill.
Goodwill
Goodwill (being the difference between the fair value of consideration paid for new interests in group companies and the fair value of the Group’s share of their net identifiable assets and contingent liabilities at the date of acquisition) is capitalised. Goodwill is not amortised, but is subject to an annual review for impairment (or more frequently if necessary). Any impairment is charged to the income statement as it arises.
For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units, or groups of cash generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquired business are assigned to those units or group of units. Each unit or group of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment.
Intangible assets
On acquisition of group companies, Unilever recognises any specifically identifiable intangible assets separately from goodwill, initially measuring the intangible assets at fair value as at the date of acquisition. Separately purchased intangible assets are initially measured at cost. Finite-lived intangible assets mainly comprise patented and non-patented technology, know-how and software. These assets are capitalised and amortised on a straight-line basis in the income statement over the period of their expected useful lives, or the period of legal rights if shorter, none of which exceeds ten years. Periods in excess of five years are used only where the Directors are satisfied that the life of these assets will clearly exceed that period.

Unilever Annual Report and Accounts 2009    83

Financial statements
Notes to the consolidated financial statements Unilever Group

1 Accounting information and policies (continued)
Indefinite-lived intangibles are not amortised, but are subject to an annual review for impairment (or more frequently if necessary). Any impairment is charged to the income statement as it arises.
Unilever monitors the level of product development costs against all the criteria set out in IAS 38. These include the requirement to establish that a flow of economic benefits is probable before costs are capitalised. For Unilever this is evident only shortly before a product is launched into the market. The level of costs incurred after these criteria have been met is currently insignificant.
Property, plant and equipment
Property, plant and equipment is stated at cost less depreciation and impairment. Eligible borrowing costs are capitalised as part of the cost of an asset. Depreciation is provided on a straight-line basis at percentages of cost based on the expected average useful lives of the assets and their residual values which are reviewed at least annually. Estimated useful lives by major class of assets are as follows:

Freehold buildings	40 years
(no depreciation on freehold land)
Leasehold buildings	40 years	*
Plant and equipment	2–20 years

*or life of lease if less than 40 years
Property, plant and equipment is subject to review for impairment if triggering events or circumstances indicate that this is necessary. Any impairment is charged to the income statement as it arises.
Other non-current assets
Joint ventures are undertakings in which the Group has an interest and which are jointly controlled by the Group and one or more other parties. Associates are undertakings in which the Group has an investment and can exercise significant influence.
Interests in joint ventures and associates are accounted for using the equity method and are stated in the consolidated balance sheet at cost, adjusted for the movement in the Group’s share of their net assets and liabilities. The Group’s share of the profit or loss after tax of joint ventures and associates is included in the Group’s consolidated profit before taxation.
Biological assets are stated at fair value less costs to sell.
Financial instruments
Financial assets
The classification of financial assets is determined at initial recognition depending on the purpose for which they were acquired. Any impairment is recognised in the income statement as it arises.
Held-to-maturity investments
Held-to-maturity investments are assets with set cash flows and fixed maturities which Unilever intends to hold to maturity. They are held at cost plus interest using the effective interest method, less any impairments.
Loans and receivables
Loans and receivables have set payments and are not quoted in an active market. They arise when the Group provides money, goods or services. Loans and receivables are included in the balance sheet at amortised cost.
Short-term loans and receivables are initially measured at original invoice amount less any impairments.
Financial assets at fair value through profit or loss
A financial asset is in this category if it is intended to be sold in the short term. They are current assets if they are expected to be realised within 12 months. Transaction costs related to the purchase of the assets are expensed as incurred. Derivatives are classified here unless they are designated as hedges. Gains and losses arising from changes in value are included in the income statement.
Available-for-sale financial assets
Available-for-sale financial assets are assets that are designated in this category or not classified in any of the other categories. They are non-current assets unless the Group intends to dispose of them within 12 months. Changes in value are recognised in equity until the investment is sold or impaired, when they are included in the income statement.
Interest on available-for-sale securities is calculated using the effective interest rate method and recognised within other income. Dividends on equity investments are also recognised within other income.
Financial liabilities
Financial liabilities are recognised initially at fair value, net of transaction costs. They are subsequently held at amortised cost unless they are part of a fair value hedge. Any difference between the amount on initial recognition and the redemption value is recognised in the income statement using the effective interest method.
Short-term financial liabilities are measured at original invoice amount.
Derivatives
Derivatives are measured on the balance sheet at fair value and are used primarily to manage the risks of changes in exchange and interest rates. The Group uses foreign exchange forward contracts, interest rate swap contracts and forward rate agreements to hedge these exposures. The Group also uses commodity contracts to hedge some raw materials. Contracts that can be settled in cash are treated as financial instruments. The Group does not use derivative financial instruments for speculative purposes.
Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement as they arise.
Cash flow hedges
Changes in the value of derivatives used as hedges of future cash flows are recognised in equity with any ineffective portion recognised in the income statement. If the cash flow hedge results in the recognition of a non-financial asset or a liability the gain or loss on the derivative is included in the initial measurement of that asset or liability. For other cash flow hedges amounts deferred in equity are taken to the income statement when the hedged item affects profit or loss.
When a hedging instrument no longer qualifies for hedge accounting, any cumulative gain or loss is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the cumulative gain or loss is transferred to the income statement.
Fair value hedges
In an effective fair value hedge, the hedged item is adjusted for changes in fair value, with the corresponding entry in the income statement. Gains and losses on the hedging instrument are recognised in the income statement. In a fully effective hedge the adjustments to the income statement are of equal and opposite value. For non-derivatives only the foreign currency element can be a hedging instrument.
Net investment hedges
Net investment hedges are hedges of exchange risks from investments in foreign subsidiaries. Gains and losses are recognised in equity. The accumulated gains and losses are taken to the income statement when the foreign operation is sold or partially disposed.
Valuation principles
The fair values of quoted investments are based on current bid prices. For listed securities where the market is not liquid, and for unlisted securities, the Group uses valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow calculations.

84    Unilever Annual Report and Accounts 2009

1 Accounting information and policies (continued)

Impairment of financial instruments
At each balance sheet date the Group assesses whether there is evidence that financial assets are impaired. A significant or prolonged fall in value below cost is considered in determining whether an asset is impaired. For available-for-sale financial assets the cumulative loss is removed from equity and recognised in the income statement. Any subsequent reversals of impairment losses on available-for-sale equity instruments are not recognised in the income statement.
Inventories
Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads.
Cash and cash equivalents
For the purpose of preparation of the cash flow statement, cash and cash equivalents includes cash at bank and in hand, highly liquid interest-bearing securities with original maturities of three months or less, investments in money market funds with insignificant risk of changes in value, and bank overdrafts.
Pensions and similar obligations
The operating and financing costs of defined benefit plans are recognised separately in the income statement. Service costs are systematically allocated over the service lives of employees, and financing costs are recognised in the periods in which they arise. The costs of individual events such as past service benefit enhancements, settlements and curtailments are recognised immediately in the income statement. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognised immediately in the statement of comprehensive income. The defined benefit plan surplus or deficit in the balance sheet comprises the total for each plan of the fair value of plan assets less the present value of the defined benefit obligation (using a discount rate based on high quality corporate bonds).
The charges to the income statement for defined contribution plans are the company contributions payable, and the assets and liabilities of such plans are not included in the balance sheet of the Group.
All defined benefit plans are subject to regular actuarial review using the projected unit method, either by external consultants or by actuaries employed by Unilever. Group policy is that the most important plans, representing approximately 80% of the defined benefit liabilities, are formally valued every year; other principal plans, accounting for approximately a further 15% of liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year.
Taxation
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.
Deferred taxation is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Group. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the forseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates prevailing at the year end unless future rates have been enacted or substantively enacted.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Provisions
Provisions are recognised when either a legal or constructive obligation, as a result of a past event, exists at the balance sheet date and where the amount of the obligation can be reliably estimated.
Segment information
Segment information is provided based on the geographic segments of the management structure of the Group. Additional information is provided by product area.
Revenue recognition
Turnover comprises sales of goods and services after deduction of discounts and sales taxes. It does not include sales between group companies. Discounts given by Unilever include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs.
Turnover is recognised when the risks and rewards of the underlying products and services have been substantially transferred to the customer. Revenue from services is recognised as the services are performed. Interest income is recognised as interest accrues using the effective interest method.
Research and market support costs
Expenditure on research and market support, such as advertising, is charged to the income statement when incurred.
Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
Assets held under finance leases are recognised as non-current assets of the Group at their fair value at the date of commencement of the lease or, if lower, at the present value of the minimum lease payments. These assets are depreciated on a straight-line basis over the shorter of the useful life of the asset and the lease term. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.
Lease payments under operating leases are charged to the income statement on a straight-line basis over the term of the lease.
Share-based payments
The economic cost of awarding shares and share options to employees is reflected by recording a charge in the income statement equivalent to the fair value of the benefit awarded over the vesting period. The fair value is determined with reference to option pricing models, principally adjusted Black-Scholes models or a multinomial pricing model.
Shares held by employee share trusts
The assets and liabilities of certain PLC trusts, NV and group companies which purchase and hold NV and PLC shares to satisfy options granted are included in the consolidated accounts. The book value of shares held is deducted from other reserves, and trusts’ borrowings are included in the Group’s liabilities. The costs of the trusts are included in the results of the Group. These shares are excluded from the calculation of earnings per share.
Assets held for sale
Assets and groups of assets and liabilities which comprise disposal groups are classified as ‘held for sale’ when all of the following criteria are met: a decision has been made to sell, the assets are available for sale immediately, the assets are being actively marketed, and a sale has been or is expected to be concluded within twelve months of the balance sheet date. Assets and disposal groups held for sale are valued at the lower of book value or fair value less disposal costs. Assets held for sale are not depreciated.

Unilever Annual Report and Accounts 2009    85

Financial statements
Notes to the consolidated financial statements Unilever Group

1 Accounting information and policies (continued)
Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The preparation of financial statements requires management to make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
Income statement presentation
On the face of the income statement, costs and revenues relating to restructuring, business disposals and impairments are disclosed. In addition, individual items judged to be significant are disclosed separately. These are material in terms of nature and amount. These disclosures are given in order to provide additional information to help users better understand financial performance.
Impairment of goodwill and indefinite-lived intangible assets
Impairment reviews in respect of goodwill and indefinite-lived intangible assets are performed at least annually. More regular reviews are performed if events indicate that this is necessary. Examples of such triggering events would include a significant planned restructuring, a major change in market conditions or technology, expectations of future operating losses, or negative cash flows.
The recoverable amounts of cash-generating units are determined based on the higher of fair value less costs to sell and value-in-use calculations. These calculations require the use of estimates. Details of key assumptions made are set out in note 9 on page 94.
Retirement benefits
Pension accounting requires certain assumptions to be made in order to value our obligations and to determine the charges to be made to the income statement. These figures are particularly sensitive to assumptions for discount rates, mortality, inflation rates and expected long-term rates of return on assets. Details of assumptions made are given in note 19 on pages 113 to 115.
Taxation
The Group is subject to taxes in numerous jurisdictions. Significant judgement is required in determining worldwide provision for taxes. There are many transactions and calculations during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
Provisions
Provision is made, among other reasons, for legal matters, disputed indirect taxes, employee termination costs and restructuring where a legal or constructive obligation exists at the balance sheet date and a reliable estimate can be made of the likely outcome. The nature of these costs is such that judgement has to be applied to estimate the timing and amount of cash outflows.
Recent accounting developments
Adopted by the Group
The Group adopted IFRS 7 ‘Financial Instruments: Disclosures’ amendments (effective for periods beginning on or after 1 January 2009) which requires additional disclosures about fair value measurement and liquidity risk.
IFRS 8 ‘Operating Segments’ (effective for periods beginning on or after 1 January 2009) has replaced IAS 14 Segment Reporting and introduced a management approach to segment reporting.
We have implemented the Revised IAS 1 ‘Presentation of Financial Statements’ relating to the presentation of the statement of comprehensive income.
The Group has also adopted the following new and amended IFRSs and IFRIC interpretations with no material impact:
•	Amendment to IFRS 2 ‘Share-based Payment’ relating to vesting conditions and cancellations.

•	Revised IAS 23 ‘Borrowing Costs’ relating to capitalisation of borrowing costs.

•	IFRIC 13 ‘Customer Loyalty Programmes’ requiring customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted.

•	IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’ relating to guidance on the accounting for hedges of a net investment in foreign operations.

•	IFRIC 18’ Transfers of Assets from Customers’ relating to treatment of items of property plant and equipment or cash to acquire or construct such assets received from customers.
Not adopted by the Group
The Group is currently assessing the impact of the following revised standards and interpretations or amendments that are not yet effective. These changes will be adopted on the effective dates noted and are not expected to have a material impact on the Group’s results of operations, financial position or disclosures:
•	IFRS 3 ‘Business Combinations (Revised)’ and IAS 27 ‘Consolidated and Separate Financial Statements (Amended)’ (effective for periods beginning on or after 1 July 2009). The changes will affect future acquisitions or loss of control of subsidiaries and transactions with non-controlling interests.

•	IFRS 2 (Amendments), ‘Group cash-settled and share-based payment transactions’ (effective 1 January 2010).

•	Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement – Eligible Hedged Items’ (effective for periods beginning or on 1 July 2009).

•	IFRIC 17, ‘Distribution of non-cash assets to owners’ (effective for periods beginning on or after 1 July 2009).

•	Improvements to IFRSs (issued April 2009) (effective for periods beginning on or after 1 January 2010).

86    Unilever Annual Report and Accounts 2009

2 Segment information
Our operating and reportable segments are the three operating regions of Asia Africa Central and Eastern Europe, The Americas and Western Europe. Additional information is provided by product area; our products are sold across all operating regions.
The analysis of turnover by geographical area is stated on the basis of origin. Turnover on a destination basis would not be materially different. Inter-segment sales are carried out at arm’s length. Inter-segment sales were not material. Other non-cash charges include charges to the income statement during the year in respect of the share-based compensation, impairment and provisions. Segment results are presented on the basis of operating profit.

	€ million		€ million	€ million	€ million
	Asia Africa		The	Western
	CEE		Americas	Europe	Total

2009
Turnover	14,897		12,850	12,076	39,823

Operating profit	1,927		1,843	1,250	5,020
Restructuring, disposals and other one-off items (RDIs)(a)	(147)		(231)	(490)	(868)

Operating profit before RDIs	2,074		2,074	1,740	5,888

Share of net profit/(loss) of joint ventures	–		62	49	111
Share of net profit/(loss) of associates	–		–	4	4

Depreciation and amortisation	(301)		(311)	(407)	(1019)
Impairment and other non-cash charges	(111)		(196)	(194)	(501)

2008
Turnover	14,471		13,199	12,853	40,523

Operating profit	1,701		2,945	2,521	7,167
Restructuring, disposals and other one-off items (RDIs)(a)	6		907	356	1,269

Operating profit before RDIs	1,695		2,038	2,165	5,898

Share of net profit/(loss) of joint ventures	2		63	60	125
Share of net profit/(loss) of associates	–		–	6	6

Depreciation and amortisation	(247)		(283)	(426)	(956)
Impairment and other non-cash charges	(27	)(b)	(236)	(293)	(556)

2007
Turnover	13,418		13,442	13,327	40,187

Operating profit	1,711		1,971	1,563	5,245
Restructuring, disposals and other one-off items (RDIs)(a)	109		(98)	(580)	(569)

Operating profit before RDIs	1,602		2,069	2,143	5,814

Share of net profit/(loss) of joint ventures	2		74	26	102
Share of net profit/(loss) of associates	–		–	50	50

Depreciation and amortisation	(231)		(297)	(416)	(944)
Impairment and other non-cash charges	(91)		(216)	(341)	(648)

(a)	Restructuring, disposals and other one-off items. See note 3 on page 89 for further information.

(b)	Including the reversal of provisions following sale of edible oil business in Côte d’lvoire (see note 26 on page 123).
Unilever Annual Report and Accounts 2009    87

Financial statements
Notes to the consolidated financial statements Unilever Group
2 Segment information (continued)
The home countries of the Unilever Group are the Netherlands and the United Kingdom. Turnover and non-current assets (other than other non-current financial assets, deferred tax assets and pension assets for funded schemes in surplus) for these two countries combined, the USA (being the largest country outside the home countries) and all other countries are:

	€ million	€ million	€ million	€ million
	Netherlands/
	United		All other
2009	Kingdom	USA	countries	Total

Turnover	3,384	6,332	30,107	39,823
Non-current assets	2,434	5,498	16,291	24,223

2008

Turnover	3,543	6,606	30,374	40,523
Non-current assets	2,079	5,533	14,958	22,570

2007

Turnover	3,768	7,120	29,299	40,187

No other country had turnover or non-current assets (as shown above) greater than 10% of the Group total.
Additional information by product area
Although the Group’s operations are managed on a geographical basis, we provide additional information based on brands grouped into four principal areas, as set out below.
Savoury, dressings and spreads – including sales of soups, bouillons, sauces, snacks, mayonnaise, salad dressings, margarines and spreads, and cooking products such as liquid margarines.
Ice cream and beverages – including sales of ice cream, tea-based beverages, weight management products, and nutritionally enhanced staples sold in developing markets.
Personal care – including sales of skin care and hair care products, deodorants and anti-perspirants, and oral care products.
Home care and other operations – including sales of home care products, such as laundry tablets, powders and liquids, soap bars and a wide range of cleaning products. To support our consumer brands, we own tea plantations, the results of which are reported within this segment.

	€ million	€ million	€ million	€ million	€ million
	Savoury,	Ice cream
	dressings	and	Personal	Home care
	and spreads	beverages	care	and other	Total

2009
Turnover	13,256	7,753	11,846	6,968	39,823
Operating profit	1,840	731	1,834	615	5,020
Share of net profit/(loss) of joint ventures	14	87	4	6	111
Share of net profit/(loss) of associates	–	–	–	4	4

2008
Turnover	14,232	7,694	11,383	7,214	40,523
Operating profit	3,216	915	1,824	1,212	7,167
Share of net profit/(loss) of joint ventures	15	98	5	7	125
Share of net profit/(loss) of associates	–	–	–	6	6

2007
Turnover	13,988	7,600	11,302	7,297	40,187
Operating profit	2,059	809	1,786	591	5,245
Share of net profit/(loss) of joint ventures	15	85	1	1	102
Share of net profit/(loss) of associates	–	–	–	50	50

88    Unilever Annual Report and Accounts 2009

3 Gross profit and operating costs

	€ million	€ million	€ million
	2009	2008	2007

Turnover	39,823	40,523	40,187
Cost of sales	(20,580)	(21,342)	(20,558)

Gross profit	19,243	19,181	19,629
Distribution and selling costs	(9,468)	(9,309)	(9,489)
Administrative expenses	(4,755)	(2,705)	(4,895)

Research and development	(891)	(927)	(868)
Other(a)	(3,864)	(1,778)	(4,027)

Operating profit	5,020	7,167	5,245

(a)	Includes gain on disposals of group companies, amortisation of finite-lived intangible assets and impairment of goodwill and intangible assets. Gains on business disposals were particularly significant in 2008 (see below and note 26 on page 124).
The following items are disclosed on the face of the income statement to provide additional information to users to help them better understand underlying business performance.

	€ million	€ million	€ million
	2009	2008	2007

Restructuring	(897)	(868)	(875)
Business disposals, impairments and other:
Gain/(loss) on disposals of group companies	4	2,190	297
Impairments	–	(53)	–
(Provision for)/release of Brazilian sales tax	25	–	9

Restructuring costs are incurred as Unilever continues to simplify the organisation, reorganise operations and support functions and redevelop the portfolio. They primarily relate to redundancy and retirement costs. Business disposals generate both costs and revenues which are not reflective of underlying performance. Impairment charges are primarily recognised for goodwill other than where included in restructuring or as part of business disposals.
Other items within operating costs include:

	€ million	€ million	€ million
	2009	2008	2007

Staff costs 4	(5,223)	(5,274)	(5,537)
Raw and packaging materials and goods purchased for resale	(15,267)	(16,489)	(15,588)
Amortisation of finite-lived intangible assets and software	(168)	(168)	(140)
Depreciation of property, plant and equipment	(851)	(788)	(804)
Advertising and promotions	(5,302)	(5,055)	(5,289)
Exchange gains/(losses):	(33)	108	(15)

On underlying transactions	(19)	77	(10)
On covering forward contracts	(14)	31	(5)

Lease rentals:	(472)	(487)	(477)

Minimum operating lease payments	(475)	(495)	(488)
Contingent operating lease payments	(3)	–	–
Less: Sub-lease income relating to operating lease agreements	6	8	11

Unilever Annual Report and Accounts 2009    89

Financial statements
Notes to the consolidated financial statements Unilever Group
4 Staff and management costs

	€ million	€ million	€ million
Staff costs	2009	2008	2007

Remuneration of employees	(4,162)	(4,193)	(4,418)
Pensions and other post-employment benefits	(256)	(329)	(321)
Social security costs	(610)	(627)	(646)
Share-based compensation costs	(195)	(125)	(152)

	(5,223)	(5,274)	(5,537)

	'000	'000	'000
Average number of employees during the year	2009	2008	2007

Asia, Africa and Central & Eastern Europe	98	100	96
The Americas	41	42	44
Western Europe	29	32	35

	168	174	175

	€ million	€ million	€ million
Key management compensation	2009	2008	2007

Salaries and short-term employee benefits	(13)	(16)	(19)
Non-Executive Directors’ fees	(2)	(2)	(2)
Post-employment benefits	(2)	(5)	(2)
Share-based benefits	(7)	(7)	(2)

	(24)	(30)	(25)

Of which:
Executive Directors	(7)	(16)	(12)
Non-Executive Directors	(2)	(2)	(2)
Other	(15)	(12)	(11)

	(24)	(30)	(25)

Key management personnel are defined as the members of UEx and the Non-Executive Directors.
Details of the remuneration of Directors are given in the parts noted as audited in the Directors’ Remuneration Report on pages 67 to 73. See also note 30 on page 128 for information on related party transactions.
5 Net finance costs

	€ million	€ million	€ million
Finance costs	2009	2008	2007

Finance costs	(504)	(506)	(557)
Bank loans and overdrafts	(47)	(73)	(62)
Bonds and other loans	(429)	(429)	(493)
Dividends paid on preference shares	(7)	(7)	(7)
Preference shares provision	–	–	(7)
Net gain/(loss) on natural hedges(a)	(21)	3	12

On interest rate swaps	–	–	(1)
On foreign exchange derivatives	(168)	(221)	538
Exchange difference on underlying items	147	224	(525)

Finance income	75	106	147
Pensions and similar obligations(b)	(164)	143	158

	(593)	(257)	(252)

(a)	For further details on natural hedges please refer to note 15 on pages 107 and 108.

(b)	Net finance costs in respect of pensions and similar obligations are analysed in note 19 on page 116.
90    Unilever Annual Report and Accounts 2009

6 Taxation

	€ million	€ million	€ million
Tax charge in income statement	2009	2008	2007

Current tax
Current year	(1,263)	(1,650)	(1,118)
Over/(under) provided in prior years(a)	151	80	226

	(1,112)	(1,570)	(892)
Deferred tax
Origination and reversal of temporary differences	(276)	(271)	(261)
Changes in tax rates	3	(3)	21
Recognition of previously unrecognised losses brought forward	128	–	4

	(145)	(274)	(236)

	(1,257)	(1,844)	(1,128)

(a)	Provisions have been released following the favourable settlement of prior year tax audits in a number of countries, none of which is individually material.
The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows:

	%	%	%
Reconciliation of effective tax rate	2009	2008	2007

Computed rate of tax(b)	29	30	29
Differences due to:
Incentive tax credits	(6)	(5)	(6)
Withholding tax on dividends	2	2	2
Adjustments to previous years	(3)	(2)	(5)
Expenses not deductible for tax purposes	1	1	2
Other	3	–	–

Effective tax rate	26	26	22

(b)	The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of profit before taxation generated in each of those countries. For this reason the rate may vary from year to year according to the mix of profit and related tax rates.
Unilever Annual Report and Accounts 2009    91

Financial statements
Notes to the consolidated financial statements Unilever Group
7 Combined earnings per share

	€	€	€
Combined earnings per share	2009	2008	2007

From continuing operations
Basic earnings per share	1.21	1.79	1.32
Diluted earnings per share	1.17	1.73	1.28

From discontinued operations
Basic earnings per share	–	–	0.03
Diluted earnings per share	–	–	0.03

From total operations
Basic earnings per share	1.21	1.79	1.35
Diluted earnings per share	1.17	1.73	1.31

From total operations before RDIs (see below)
Basic earnings per share	1.33	1.43	1.42
Diluted earnings per share	1.29	1.38	1.37

Basis of calculation
The calculations of combined earnings per share are based on the net profit attributable to ordinary capital divided by the average number of share units representing the combined ordinary share capital of NV and PLC in issue during the year, after deducting shares held as treasury stock.
The calculations of diluted earnings per share are based on: (i) conversion into PLC ordinary shares of those shares in a group company which are convertible in the year 2038, as described in Corporate governance on page 58; and (ii) the effect of share-based compensation plans, details of which are set out in note 29 on pages 126 to 127.

	Millions of share units
Calculation of average number of share units	2009	2008	2007

Average number of shares: NV	1,714.7	1,714.7	1,714.7
PLC	1,310.2	1,310.2	1,310.2
Less shares held by employee share trusts and companies	(228.6)	(215.3)	(150.3)

Combined average number of share units for all bases except diluted earnings per share	2,796.3	2,809.6	2,874.6
Add shares issuable in 2038	70.9	70.9	70.9
Add dilutive effect of share-based compensation plans	22.8	25.4	30.6

Adjusted combined average number of share units for diluted earnings per share basis	2,890.0	2,905.9	2,976.1

	€ million	€ million	€ million
Calculation of earnings	2009	2008	2007

For earnings per share from total operations:
Net profit attributable to ordinary capital for total operations:	3,370	5,027	3,888

For earnings per share from continuing operations:
Net profit from continuing operations	3,659	5,285	4,056
Minority interest in continuing operations	(289)	(258)	(248)

Net profit attributable to ordinary capital for continuing operations	3,370	5,027	3,808

For earnings per share before restructuring, business disposals and other one-off items (RDIs)
Net profit attributable to ordinary capital for total operations	3,370	5,027	3,888
RDIs included in operating profit 3	868	(1,269)	569
Tax impact of RDIs in operating profit	(249)	333	(242)
Other RDIs within income statement(a)	(264)	(82)	(141)

Net profit attributable to ordinary capital before RDIs	3,725	4,009	4,074

(a)	In 2009 this included a gain of €327 million from the disposal of the majority of our equity interest in JohnsonDiversey.
The numbers of shares included in the calculation of earnings per share is an average for the period. These numbers are influenced by the share buy-back programmes that we undertook during 2007 and 2008. During those periods the following movements in shares took place:

	Millions of share units
	2009	2008	2007

Number of shares at 1 January (net of treasury stock)	2,789.1	2,853.1	2,889.9
Net movements in shares under incentive schemes	15.1	11.4	29.7
Share buy-back	–	(75.4)	(66.5)

Number of shares at 31 December	2,804.2	2,789.1	2,853.1

92    Unilever Annual Report and Accounts 2009

8 Dividends on ordinary capital

	€ million	€ million	€ million
Dividends paid on ordinary capital during the year	2009	2008	2007

Final NV dividend for the prior year	(786)	(779)	(767)
Final PLC dividend for the prior year	(570)	(548)	(589)
Interim NV dividend for the current year	(417)	(397)	(400)
Interim PLC dividend for the current year	(342)	(328)	(314)

	(2,115)	(2,052)	(2,070)

Of which:
NV dividends	(1,203)	(1,176)	(1,167)
PLC dividends	(912)	(876)	(903)

Full details of dividends per share for the years 2005 to 2009 are given on page 130.
9 Goodwill and intangible assets
Indefinite-lived intangible assets principally comprise those trademarks for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life, given the strength and durability of our brands and the level of marketing support. Brands that are classified as indefinite have been in the market for many years, and the nature of the industry we operate in is such that brand obsolescence is not common, if appropriately supported by advertising and marketing spend. Finite-lived intangible assets, which primarily comprise patented and non-patented technology, know-how, and software, are capitalised and amortised in operating profit on a straight-line basis over the period of their expected useful lives, none of which exceeds ten years. The level of amortisation for finite-lived intangible assets is not expected to change materially over the next five years.

	€ million	€ million
At cost less amortisation and impairment	2009	2008

Goodwill	12,464	11,665
Intangible assets:	4,583	4,426

Indefinite-lived intangible assets	4,050	3,886
Finite-lived intangible assets	153	206
Software	380	334

	17,047	16,091

	€ million	€ million	€ million	€ million	€ million
		Indefinite-	Finite-
		lived	lived
		intangible	intangible
Movements during 2009	Goodwill	assets	assets	Software	Total

Cost
1 January 2009	12,617	4,107	598	580	17,902
Acquisitions of group companies	350	105	1	–	456
Disposals of group companies	–	(1)	–	–	(1)
Additions	–	1	–	149	150
Disposals	–	–	–	(72)	(72)
Currency retranslation	441	57	12	30	540

31 December 2009	13,408	4,269	611	687	18,975

Amortisation and impairment
1 January 2009	(952)	(221)	(392)	(246)	(1,811)
Disposal of group companies	–	–	–	–	–
Amortisation for the year	–	–	(58)	(110)	(168)
Disposals	–	–	–	62	62
Currency retranslation	8	2	(8)	(13)	(11)

31 December 2009	(944)	(219)	(458)	(307)	(1,928)

Net book value 31 December 2009	12,464	4,050	153	380	17,047

Unilever Annual Report and Accounts 2009    93

Financial statements
Notes to the consolidated financial statements Unilever Group
9 Goodwill and intangible assets (continued)

	€ million	€ million	€ million	€ million	€ million
		Indefinite-	Finite-
		lived	lived
		intangible	intangible
Movements during 2008	Goodwill	assets	assets	Software	Total

Cost
1 January 2008	13,182	4,134	621	501	18,438
Acquisitions of group companies	60	90	1	–	151
Disposals of group companies	(129)	–	–	–	(129)
Additions	–	1	–	146	147
Disposals	–	–	(3)	(33)	(36)
Currency retranslation	(496)	(81)	(20)	(34)	(631)
Reclassification as held for sale	–	(37)	(1)	–	(38)

31 December 2008	12,617	4,107	598	580	17,902

Amortisation and impairment
1 January 2008	(938)	(213)	(348)	(184)	(1,683)
Disposal of group companies	12	–	–	–	12
Amortisation for the year	–	–	(59)	(109)	(168)
Impairment	–	(37)	(1)	–	(38)
Disposals	–	–	2	33	35
Currency retranslation	(26)	(8)	13	14	(7)
Reclassification as held for sale	–	37	1	–	38

31 December 2008	(952)	(221)	(392)	(246)	(1,811)

Net book value 31 December 2008	11,665	3,886	206	334	16,091

There are no significant carrying amounts of goodwill and intangible assets that are allocated across multiple cash generating units (CGUs).
Impairments charge in the year
There were no material impairments in 2009. The impairments charged in 2008 principally related to a non-core savoury business in the Americas which was subsequently classified as held for sale.
Significant CGUs
The goodwill and indefinite lived intangible assets (predominantly Knorr and Hellmann’s) held in the regional Savoury and Dressings CGUs are considered significant in comparison to the total carrying amounts of goodwill and indefinite-lived intangible assets at 31 December 2009. No other CGUs are considered significant in this respect.
The goodwill and indefinite lived intangible assets held in the regional Savoury and Dressings CGUs are:

	€ billion	€ billion	€ billion	€ billion
	2009	2009	2008	2008
		Indefinite-		Indefinite-
		lived		lived
	Goodwill	intangibles	Goodwill	intangibles

Western Europe	5.2	1.3	5.1	1.3
The America’s	3.9	1.3	3.6	1.3
AAC	1.9	0.6	1.9	0.5

During 2009, we conducted an impairment review of the carrying value of these assets. Value in use in the regional Savoury and Dressings CGUs has been calculated as the present value of projected future cash flows. A pre-tax discount rate of 10% was used.
The following key assumptions were used in the discounted cash flow projections for the regional Savoury and Dressings CGUs:
•	a longer-term sustainable growth rate of 2% to 3% for Western Europe, 5% for the Americas and 9% to 10% for AAC;

•	average near-term nominal growth rates for the major product groups within the CGUs of 2% Western Europe, 4.5% The Americas, 9% for AAC; and

•	average operating margins for the major product groups within the CGUs ranging from 16% to 20% Western Europe, 19% to 20% The Americas and 10% to 12% AAC.
The growth rates and margins used to estimate future performance are based on past performance and our experience of growth rates and margins achievable in our key markets as a guide. We believe that the assumptions used in estimating the future performance of the regional Savoury and Dressings CGUs are consistent with past performance.
The projections covered a period of ten years as we believe this to be a suitable timescale over which to review and consider annual performance before applying a fixed terminal value multiple to the final year cash flows of the detailed projection. Stopping the detailed projections after five years and applying a terminal value multiple thereafter would not result in a value in use that would cause impairment.
The growth rates used to estimate future performance beyond the periods covered by our annual planning and strategic planning processes do not exceed the long-term average rates of growth for similar products.
We have performed sensitivity analysis around the base case assumptions and have concluded that no reasonable possible changes in key assumptions would cause the recoverable amount of the regional Savoury and Dressings CGUs to be less than the carrying amount.
94    Unilever Annual Report and Accounts 2009

10 Property, plant and equipment

	€ million	€ million
At cost less depreciation and impairment	2009	2008

Land and buildings	2,148	1,859
Plant and equipment	4,496	4,098

	6,644	5,957

Includes freehold land	160	154

Commitments for capital expenditure at 31 December	291	286

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2009	buildings	equipment	Total

Gross
1 January 2009	2,840	9,519	12,359
Acquisition of group companies	21	5	26
Disposals of group companies	(11)	(3)	(14)
Additions	315	1,047	1,362
Disposals	(36)	(513)	(549)
Currency retranslation	114	406	520
Reclassification as held for sale	(9)	(17)	(26)
Other adjustments	3	(36)	(33)

31 December 2009	3,237	10,408	13,645

Depreciation
1 January 2009	(981)	(5,421)	(6,402)
Disposals of group companies	8	2	10
Depreciation charge for the year	(103)	(748)	(851)
Disposals	15	431	446
Currency Retranslation	(34)	(203)	(237)
Reclassification as held for sale	3	6	9
Other adjustments	3	21	24

31 December 2009	(1,089)	(5,912)	(7,001)

Net book value 31 December 2009	2,148	4,496	6,644

Includes payments on account and assets in course of construction	203	709	912

Unilever Annual Report and Accounts 2009    95

Financial statements
Notes to the consolidated financial statements Unilever Group
10 Property, plant and equipment (continued)

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2008	buildings	equipment	Total

Gross
1 January 2008	3,019	10,254	13,273
Acquisition of group companies	24	48	72
Disposals of group companies	(61)	(116)	(177)
Additions	154	1,016	1,170
Disposals	(84)	(773)	(857)
Currency retranslation	(227)	(823)	(1,050)
Reclassification as held for sale	(25)	(29)	(54)
Other adjustments	40	(58)	(18)

31 December 2008	2,840	9,519	12,359

Depreciation
1 January 2008	(1,030)	(5,959)	(6,989)
Disposals of group companies	22	63	85
Depreciation charge for the year	(107)	(681)	(788)
Disposals	65	681	746
Currency Retranslation	66	413	479
Reclassification as held for sale	14	35	49
Other adjustments	(11)	27	16

31 December 2008	(981)	(5,421)	(6,402)

Net book value 31 December 2008	1,859	4,098	5,957

Includes payments on account and assets in course of construction	92	526	618

Included in the above is property, plant and equipment under a number of finance lease agreements, for which the book values are as follows:

	€ million	€ million	€ million
		Plant and
Net book value	Buildings	equipment	Total

Gross book value	189	207	396
Depreciation	(24)	(150)	(174)

31 December 2009	165	57	222

Gross book value	177	243	420
Depreciation	(25)	(146)	(171)

31 December 2008	152	97	249

96    Unilever Annual Report and Accounts 2009

11 Other non-current assets

	€ million	€ million
	2009	2008

Interest in net assets of joint ventures	60	73
Interest in net assets of associates	42	67
Other non-current financial assets(a):	485	904

Held-to-maturity investments(b)	–	472
Loans and receivables	2	9
Available-for-sale financial assets(c)(d)	436	370
Financial assets at fair value through profit or loss(d)	47	53

Long-term trade and other receivables(e)	212	171
Fair value of biological assets	32	31
Other non-financial assets	186	180

	1,017	1,426

(a)	Predominantly consist of investments in a number of companies and financial institutions in India, Europe and the US, including €129 million (2008: €146 million) of assets in a trust to fund benefit obligations in the US (see also note 19 on page 116).

(b)	During 2009 €436 million held-to-maturity investments were reclassified as available for sale in relation to the closure of an employee savings programme. See also note 14 on page 101.

(c)	Includes unlisted preferred shares arising in connection with US laundry disposal.

(d)	Methods of valuation techniques used to determine fair values are given in note 15 on page 108.

(e)	Classified as loans and receivables.

	€ million	€ million
Movements during 2009 and 2008	2009	2008

Joint ventures(f)
1 January	73	150
Additions	–	–
Dividends received/reductions(g)	(145)	(202)
Share in net profit	111	125
Currency retranslation	21	–

31 December	60	73

Associates(h)
1 January	67	44
Acquisitions/(disposals)	–	22
Dividends received/reductions	(32)	(22)
Share in net profit	4	6
Currency retranslation	3	(14)

	42	36
Of which: Net liabilities of JohnsonDiversey reclassified to provisions	–	31

31 December	42	67

(f)	Our principal joint ventures are Unilever Jerónimo Martins in Portugal, Pepsi/Lipton International and the Pepsi/Lipton Partnership in the US.

(g)	A reduction of €110 million in carrying value of Pepsi/Lipton International was recorded in relation to the extension of the Pepsi/Lipton joint venture for ready-to-drink tea in January 2008.

(h)	Associates as at 31 December 2009 primarily comprise our investment in Langholm Capital Partners. Other Unilever Ventures assets (excluding Langholm) are included under ‘Other non-current financial assets’ above.

	€ million	€ million
Analysis of listed and unlisted investments	2009	2008

Investments listed on a recognised stock exchange	60	344
Unlisted investments	425	560

	485	904

	€ million	€ million	€ million
Other income from non-current investments	2009	2008	2007

Income from other non-current investments	47	19	19
Profit/(loss) on disposal(i)	327	69	20

	374	88	39

(i)	For 2008 includes disposal of Palmci plantations. For 2009 includes €327 million profit from the disposal of the majority of our equity interest in JohnsonDiversey.
The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interest in the joint ventures and associates.
The Group has no outstanding capital commitments to joint ventures.
Outstanding balances with joint ventures and associates are shown in note 30 on page 128.
Unilever Annual Report and Accounts 2009    97

Financial statements
Notes to the consolidated financial statements Unilever Group
12 Inventories

	€ million	€ million
Inventories	2009	2008

Raw materials and consumables	1,298	1,437
Finished goods and goods for resale	2,280	2,452

	3,578	3,889

Inventories with a value of €91 million (2008: €134 million) are carried at net realisable value, this being lower than cost. During 2009, €200 million (2008: €246 million) was charged to the income statement for damaged, obsolete and lost inventories. In 2009, €19 million (2008: €23 million) was utilised or released to the income statement from inventory provisions taken in earlier years.
In 2009, inventories with a carrying amount of €10 million were pledged as security for certain of the Group’s borrowings (2008: €34 million).
13 Trade and other receivables

	€ million	€ million
Trade and other receivables	2009	2008

Due within one year
Trade receivables	2,314	2,788
Prepayments and accrued income	472	380
Other receivables	643	655

	3,429	3,823

Credit terms for customers are determined in individual territories. Concentrations of credit risk with respect to trade receivables are limited, due to the Group’s customer base being large and diverse. Our historical experience of collecting receivables, supported by the level of default, is that credit risk is low across territories and so trade receivables are considered to be a single class of financial assets. Other receivables comprise loans and receivables of €221 million (2008: €258 million) and other non-financial assets of €422 million (2008: €397 million). We do not consider the fair values of trade and other receivables to be significantly different from their carrying values. Balances are considered for impairment on an individual basis rather than by reference to the extent that they become overdue.

	€ million	€ million
Ageing of trade receivables	2009	2008

Total trade receivables	2,443	2,908
Less impairment provision for trade receivables	(129)	(120)

	2,314	2,788

Of which:
Not overdue	1,768	2,182
Past due less than three months	443	499
Past due more than three months but less than six months	81	100
Past due more than six months but less than one year	57	52
Past due more than one year	94	75
Impairment provision for trade receivables	(129)	(120)

	2,314	2,788

	€ million	€ million
Impairment provision for trade and other receivables – movements during the year	2009	2008

1 January	165	176
Charged to current year income statement	27	36
Reductions/releases	(40)	(37)
Currency retranslation	5	(10)

31 December	157	165

Other classes of assets in trade and other receivables do not include any impaired assets.
98    Unilever Annual Report and Accounts 2009

14 Financial assets and liabilities

	€ million	€ million
Summary of financial assets and liabilities	2009	2008

Financial liabilities as per balance sheet	(9,971)	(11,205)

Financial liabilities due within one year	(2,279)	(4,842)
Financial liabilities due after one year	(7,692)	(6,363)

Cash and cash equivalents as per balance sheet	2,642	2,561

Cash and cash equivalents as per cash flow statement	2,397	2,360
Add bank overdrafts deducted therein	245	201

Other financial assets	972	632

Net financial assets and liabilities	(6,357)	(8,012)

	€ million	€ million
Cash and cash equivalents and other financial assets	2009	2008

Cash and cash equivalents
Cash at bank and in hand	744	587
Short-term deposits with maturity of less than three months	748	1,974
Other cash equivalents(a)	1,150	–

Other financial assets(b)	2,642	2,561

Held-to-maturity investments	–	13
Available-for-sale financial assets(d)(e)	613	–
Financial assets at fair value through profit or loss(c)(d)(e)	359	619

	972	632

Of which:
Listed	94	31
Unlisted	878	601

	972	632

(a)	Other cash equivalents are wholly comprised of available-for-sale financial assets and include investments in money market funds of €1,096 million (2008: €nil) for which the risk of changes in value is insignificant.

(b)	Other financial assets include government securities, A minus or higher rated money and capital market instruments and derivatives.

(c)	Financial assets at fair value through profit and loss include derivatives amounting to €271 million (2008: €597 million). The fair value of derivatives is determined by calculating the discounted value of the related future cash flows. Discounting of the cash flows is done based on the relevant yield curves and exchange rates as per the end of the year.

(d)	Methods of valuation technique used to determine fair value are given in note 15 on page 108

(e)	Includes €463 million (€393 million available-for-sale and €70 million fair value through profit or loss) relating to an employee savings programme. For related liabilities see page 101.
Unilever Annual Report and Accounts 2009    99

Financial statements
Notes to the consolidated financial statements Unilever Group
14 Financial assets and liabilities (continued)

	€ million	€ million
Financial liabilities	2009	2008

Preference shares	124	124
Bank loans and overdrafts	1,415	1,377
Bonds and other loans
At amortised cost	5,805	8,477
Subject to fair value hedge accounting	2,308	801
Finance lease creditors 25	212	207
Derivatives	107	219

	9,971	11,205

All the preference shares and the bank loans and overdrafts are valued at amortised cost.

	€ million	€ million
Financial liabilities – additional details	2009	2008

The repayments fall due as follows
Within one year:
Bank loans and overdrafts	450	746
Bonds and other loans	1,713	3,853
Finance lease creditors	22	24
Derivatives	94	219

Total due within one year	2,279	4,842

After one year but within two years	834	1,364
After two years but within three years	1,328	751
After three years but within four years	1,159	948
After four years but within five years	929	830
After five years	3,442	2,470

Total due after more than one year	7,692	6,363

Secured financial liabilities	83	34

Of which secured against property, plant and equipment	76	–

		€ million			€ million	€ million	€ million
					Issued,
	Number		Nominal	Number	called up
	of shares		value	of shares	and fully	Statutory
Preference shares	authorised	Authorised	per share	issued	paid	Reserve	Total

Preference shares NV as at 31 December 2009
7% Cumulative Preference	75,000	32	€428.57	29,000	12	1	13
6% Cumulative Preference(f)	200,000	86	€428.57	161,060	69	4	73
4% Cumulative Preference	750,000	32	€42.86	750,000	32	2	34
Share premium					4		4

		150			117	7	124

Preference shares NV as at 31 December 2008
7% Cumulative Preference	75,000	32	€428.57	29,000	12	1	13
6% Cumulative Preference(f)	200,000	86	€428.57	161,060	69	4	73
4% Cumulative Preference	750,000	32	€42.86	750,000	32	2	34
Share premium					4		4

		150			117	7	124

(f)	The 6% cumulative preference shares are traded in the market in units of one tenth of their nominal value.
The 4%, 6% and 7% cumulative preference shares of NV are entitled to dividends at the rates indicated. The 4% preference capital of NV is redeemable at par at the company’s option either wholly or in part. The other classes of preferential share capital of NV are not unilaterally redeemable by the company.
100    Unilever Annual Report and Accounts 2009

14 Financial assets and liabilities (continued)
Additional details
Details of specific bonds and other loans are given below:

	€ million	€ million		€ million	€ million
	Amortised	Fair		Amortised	Fair
	cost	value		cost	value
	2009	2009	(g)	2008	2008	(g)

Unilever N.V.

Floating rate note 2009 (€)	–	–		750	–
3.625% notes 2011 (Swiss francs)	271	–		267	–
3.125% notes 2012 (Swiss francs)	169	–		167	–
4.625% Bonds 2012 (€)(h)	–	749		747	–
4.875% Bonds 2013 (€)	–	811		–	801
3.125% Bonds 2013 (US $)	313	–		–	–
3.500% notes 2015 (Swiss francs)	236	–		232	–
3.375% Bonds 2015 (€)(h)	–	748		747	–
Other	33	–		22	–

Total Unilever N.V.	1,022	2,308		2,932	801

Unilever PLC

4.000% Bonds 2014 (£)	391	–		–	–
4.750% Bonds 2017 (£)	447	–		–	–

Total Unilever PLC	838	–		–	–

Other group companies

At amortised cost:

Netherlands

Commercial paper (€)	–	–		811	–
Commercial paper (US $)	–	–		308	–
Commercial paper (Swiss francs)	–	–		20	–
Commercial paper (Japanese yen)	–	–		12	–
Other(i)	440	–		115	–

United States
Floating rate extendible note 2009 (US $)	–	–		49	–
7.125% Bonds 2010 (US $)	1,219	–		1,230	–
3.650% Notes 2014 (US $)	521	–		–	–
7.000% Bonds 2017 (US $)	102	–		103	–
4.800% Notes 2019 (US $)	521	–		–	–
7.250% Bonds 2026 (US $)	200	–		202	–
6.625% Bonds 2028 (US $)	153	–		155	–
5.900% Bonds 2032 (US $)	686	–		693	–
5.600% Bonds 2097 (US $)	64	–		64	–
Commercial paper (US $)	10	–		1,705	–
Other	10	–		9	–

South Africa
Commercial paper (South African rand)	14	–		55	–

Other countries	5	–		14	–

Total other group companies	3,945	–		5,545	–

Total bonds and other loans	5,805	2,308		8,477	801

(g)	As required by fair value hedge accounting, the fair value of the bonds and other loans is based on their amortised cost adjusted for the market value of the related derivative.

(h)	Reclassifications: During 2009 Unilever started fair value hedge accounting for the 4.625% Euro bonds and the 3.375% Euro bonds.

(i)	Includes €427 million liabilities to be repaid during 2010 in relation to the closure of an employee savings programme. For related assets see page 99.
Unilever Annual Report and Accounts 2009    101

Financial statements
Notes to the consolidated financial statements Unilever Group
14 Financial assets and liabilities (continued)
Interest rate profile and currency analysis of financial assets
The table set out below takes into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 15 on pages 104 to 110.
The interest rate profiles of the Group’s financial assets analysed by principal currency are set out in the table below:

	€ million			€ million		€ million
	Fixed	Fixed	Fixed	Floating	Floating
	rate	rate	rate	rate	rate	Total
	Amount	Average	Weighted		Interest
	of fixing	interest rate	average		rate for
	for following	for following	fixing		following
	year	year	period		year

Assets – 2009
Euro	351	2.3%	0.2 years	7,802	0.9%	8,153	(j)
Sterling	–			36	0.8%	36
US dollar	–			71	0.4%	71
Indian rupee	–			472	6.6%	472
Brazilian real	–			36	8.7%	36
Other	–			735	5.2%	735

	351			9,152		9,503
Euro leg of currency derivatives mainly relating to intra-group loans(j)						(5,889)

Total						3,614	(k)

Assets – 2008
Euro	142	5.9%	0.6 years	6,882	2.3%	7,024(j)
Sterling	1	4.5%	0.1 years	26	1.7%	27
US dollar	–			29	1.3%	29
Indian rupee	–			187	11.4%	187
Brazilian real	–			40	13.7%	40
Other	–			563	7.1%	563

	143			7,727		7,870
Euro leg of currency derivatives mainly relating to intra-group loans(j)						(4,677)

Total						3,193	(k)

(j)	Includes the euro leg of the currency derivatives relating to intra-group loans, amounting to €5,889 million (2008: €4,677 million). These derivatives create a euro interest rate exposure. However, to reconcile the total assets with the balance sheet, the total value is eliminated again. The other leg of the currency derivatives is shown on page 103 as part of the interest rate profile of financial liabilities.

(k)	Includes fair value of financial liability-related derivatives amounting to €271 million (2008: €597 million)
102    Unilever Annual Report and Accounts 2009

14 Financial assets and liabilities (continued)
Interest rate profile and currency analysis of financial liabilities
The table set out below takes into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 15 on pages 104 to 110. The interest rate profiles of the Group’s financial liabilities analysed by principal currency are set out in the table below:

	€ million			€ million		€ million
	Fixed	Fixed	Fixed	Floating	Floating
	rate	rate	rate	rate	rate	Total
	Amount	Average	Weighted		Interest
	of fixing	interest rate	average		rate for
	for following	for following	fixing		following
	year	year	period		year

Liabilities - 2009
Euro(l)	124	5.6%	5.0 years	4,274	1.0%	4,398
Sterling	1,428	3.8%	5.7 years	1,436	0.9%	2,864
US dollar	4,391	5.1%	8.8 years	1,368	0.5%	5,759
Swiss francs	678	3.6%	3.1 years	(106)	0.4%	572
Japanese yen	–			451	0.3%	451
Swedish krona	–			352	1.0%	352
Russian rouble	–			190	10.8%	190
Chinese yuan	–			186	2.3%	186
Thai baht	52	4.0%	1.9 years	124	1.3%	176
Australian dollar	2	5.3%	10.0 years	164	4.8%	166
Other	108	10.4%	3.4 years	638	5.6%	746

	6,783			9,077		15,860
Foreign currency leg of currency derivatives relating to intra-group loans(m)						(5,889)

Total						9,971	(n)

Liabilities - 2008
Euro(l)	1,794	4.3%	4.8 years	2,551	2.3%	4,345
Sterling	124	6.4%	18.8 years	1,305	1.7%	1,429
US dollar	2,608	6.8%	12.8 years	4,693	1.3%	7,301
Swiss francs	668	3.6%	4.1 years	(56)	1.1%	612
Japanese yen	147	1.0%	0.5 years	264	1.1%	411
Swedish krona	–			654	2.6%	654
Russian rouble	50	11.7%	0.5 years	66	15.7%	116
Chinese yuan	–			211	2.4%	211
Thai baht	–			196	2.3%	196
Australian dollar	4	6.4%	6.6 years	162	4.5%	166
Other	16	17.0%	7.4 years	425	8.3%	441

	5,411			10,471		15,882
Foreign currency leg of currency derivatives relating to intra-group loans(m)						(4,677)

Total						11,205	(n)

(I)	Euro financial liabilities include €124 million preference shares that provide for a fixed preference dividend.

(m)	Includes the foreign currency leg of the currency derivatives relating to our intra-group loans, amounting to €5,889 million (2008: €4,677 million). These derivatives create an interest rate exposure in mainly sterling and US dollar. However to reconcile the total liability with the balance sheet, the total value is eliminated again. The other leg of the currency derivatives is shown on page 102 as part of the interest rate profile of financial assets.

(n)	Includes finance lease creditors amounting to €212 million (2008: €207 million) and fair value of financial liability-related derivatives amounting to €107 million (2008: €219 million).
Interest rate
The average interest rate on short-term borrowings in 2009 was 2.3% (2008: 4.2%).
Unilever Annual Report and Accounts 2009    103

Financial statements
Notes to the consolidated financial statements Unilever Group
15 Financial instruments and treasury risk management
Uncertainty and volatility in the financial markets: impact on Treasury
We believe our strong single-A rating and active financial management have served us well in the current financial uncertainty. Maintaining our strong single-A rating has been and will remain a key priority.
To cope with the volatility and uncertainty in the financial markets, we undertook, amongst others, the following actions:
Liquidity management:
•	During 2009 we issued four bonds at competitive rates for a total of €2.2 billion to take advantage of historically low long term interest rates;

•	As a result, we have been able to keep commercial paper at a low level, issuing at significant discounts to Libor, when needed; and

•	As the business successfully managed working capital positions throughout the year, Unilever closed the year with a cash and cash equivalents balance of around €2.6 billion.
Counterparty exposures:
We regularly reviewed and tightened counterparty limits. Banking exposures were actively monitored on a daily basis. During the year most of our deposits remained on an overnight basis providing maximum flexibility. Unilever benefits from collateral agreements with our principal banks (see also page 106) based on which banks need to deposit securities and/or cash as collateral for their obligations in respect of derivative financial instruments. Unilever did not encounter any material counterparty exposure loss from financial institutions during 2009.
Funding costs:
Throughout the year, in general, credit spreads have decreased significantly but remain volatile. During 2009 we were able to issue commercial paper and bonds at competitive rates, with a very good reception by the markets.
Bank facility renewal:
Our bank facilities are renewed annually. On 31 December 2009 we had US $6,050 million of undrawn committed facilities. For further details, see ‘Liquidity risk’ section below.
Treasury risk management
Unilever manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates, liquidity and counterparty risks.
Currency risks
Because of Unilever’s broad operational reach, it is subject to risks from changes in foreign currency values that could affect earnings. As a practical matter, it is not feasible to fully hedge these fluctuations. Unilever does have a foreign exchange policy that requires operating companies to manage trading and financial foreign exchange exposures within prescribed limits. This is achieved primarily through the use of forward foreign exchange contracts. On a case-by-case basis, depending on potential income statement volatility that can be caused by the fair value movement of the derivative, companies decide whether or not to apply cash flow hedge accounting. Regional groups monitor compliance with this foreign exchange policy. At the end of 2009, there was no material exposure from companies holding assets and liabilities other than in their functional currency.
In addition, as Unilever conducts business in many foreign currencies but publishes its financial statements and measures its performance in euros, it is subject to exchange risk due to the effects that exchange rate movements have on the translation of the underlying net assets of its foreign subsidiaries. Unilever aims to minimise its foreign exchange exposure in operating companies by borrowing in the local currency, except where inhibited by local regulations, lack of local liquidity or local market conditions. For those countries that in the view of management have a substantial retranslation risk, Unilever may decide on a case-by-case basis, taking into account amongst other factors the impact on the income statement, to hedge such net investments. This is achieved through the use of forward foreign exchange contracts on which hedge accounting is applied. Nevertheless, from time to time, currency revaluations on unhedged investments will trigger exchange translation movements in the balance sheet.
Interest rate risks
Unilever has an interest rate management policy aimed at achieving an optimal balance between fixed and floating rate interest rate exposures on expected net debt (gross borrowings minus cash and cash equivalents). The objective of the policy is to minimise annual interest costs and to reduce volatility. This is achieved by issuing fixed rate long-term debt and by modifying the interest rate exposure of debt and cash positions through the use of interest rate swaps. The fixing levels for the next five years are managed within agreed fixing bands, with minimum and maximum fixing level percentages, decreasing by 10 percentage points per calendar year. The minimum level is set to avoid unacceptable interest cost volatility and the maximum level is set to prevent over-fixing, recognising that future debt levels can be volatile.
At the end of 2009, interest rates were fixed on approximately 95% of the projected net of cash and financial liability positions for 2010, slightly higher than 90%, the upper limit of the band due to the good cash delivery from the business and 75% for 2011 (compared with 56% for 2009 and 51% for 2010 at the end of 2008).
104    Unilever Annual Report and Accounts 2009

15 Financial instruments and treasury risk management (continued)
Liquidity risk
A material and sustained shortfall in our cash flow could undermine our credit rating and overall investor confidence and could restrict the Group’s ability to raise funds.
Operational cash flow provides the funds to service the financing of financial liabilities and enhance shareholder return. Unilever manages the liquidity requirements by the use of short-term and long-term cash flow forecasts. Unilever maintains access to global debt markets through an infrastructure of short-term and long-term debt programmes. In addition to this, Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. During 2009 we did not utilise the committed facilities.
Unilever had US $6,050 million of undrawn committed facilities on 31 December 2009 as follows:
•	revolving 364-day bilateral credit facilities of in aggregate US $5,285 million (2008: US $4,230 million) out of which US $5,285 million (2008: US $3,675 million) with a 364-day term out; and

•	364-day bilateral money market commitments of in aggregate US $765 million (2008: US $1,775 million), under which the underwriting banks agree, subject to certain conditions, to subscribe for notes with maturities of up to three years.
Revolving 364-day notes commitments of US $200 million at 31 December 2008 were converted during 2009 into the revolving 364-day bilateral credit facilities, and were therefore nil at 31 December 2009.
As part of the regular annual process these facilities will be renewed in 2010.
The following table shows Unilever’s contractually agreed (undiscounted) cash flows payable under financial liabilities and derivative assets and liabilities as at the balance sheet date:

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
								Net
								carrying
		Due	Due	Due	Due			amount as
	Due	between	between	between	between	Due		shown in
	within	1 and	2 and	3 and	4 and	after		balance
Undiscounted cash flows	1 year	2 years	3 years	4 years	5 years	5 years	Total	sheet

2009
Non-derivative financial liabilities:
Financial liabilities excluding related derivatives and finance lease creditors	(2,167)	(817)	(1,317)	(1,088)	(928)	(3,347)	(9,664)	(9,652)
Interest on financial liabilities	(411)	(315)	(299)	(248)	(201)	(1,669)	(3,143)
Finance lease creditors including related finance cost	(34)	(28)	(22)	(21)	(20)	(244)	(369)	(212)
Trade payables and other liabilities excluding social security and sundry taxes(a)	(8,071)	(248)	–	–	–	–	(8,319)	(8,319)
Issued financial guarantees	(48)	–	–	–	–	–	(48)

	(10,731)	(1,408)	(1,638)	(1,357)	(1,149)	(5,260)	(21,543)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts – receipts	66	64	62	23	–	–	215
Derivative contracts – payments	(70)	(68)	(68)	(24)	–	–	(230)
Foreign exchange derivatives:
Derivative contracts – receipts	6,138	6	–	–	–	–	6,144
Derivative contracts – payments	(6,265)	(7)	–	–	–	–	(6,272)

	(131)	(5)	(6)	(1)	–	–	(143)	(143) (b)

31 December	(10,862)	(1,413)	(1,644)	(1,358)	(1,149)	(5,260)	(21,686)

(a)	See note 16 on page 110.

(b)	Includes financial liability-related derivatives amounting to €(107) million (2008: €(219) million).
Unilever Annual Report and Accounts 2009    105

Financial statements
Notes to the consolidated financial statements Unilever Group
15 Financial instruments and treasury risk management (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
								Net
								carrying
		Due	Due	Due	Due			amount as
	Due	between	between	between	between	Due		shown in
	within	1 and	2 and	3 and	4 and	after		balance
Undiscounted cash flows	1 year	2 years	3 years	4 years	5 years	5 years	Total	sheet

2008
Non-derivative financial liabilities:
Financial liabilities excluding related derivatives and finance lease creditors	(4,653)	(1,532)	(577)	(940)	(750)	(2,387)	(10,839)	(10,779)
Interest on financial liabilities	(343)	(313)	(210)	(197)	(157)	(1,608)	(2,828)
Finance lease creditors including related finance cost	(37)	(36)	(26)	(21)	(19)	(242)	(381)	(207)
Trade payables and other liabilities excluding social security and sundry taxes(a)	(7,483)	(175)	–	–	–	–	(7,658)	(7,658)
Issued financial guarantees	(44)	–	–	–	–	–	(44)

	(12,560)	(2,056)	(813)	(1,158)	(926)	(4,237)	(21,750)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts – receipts	–	4	–	–	–	–	4
Derivative contracts – payments	–	(4)	–	–	–	–	(4)
Foreign exchange derivatives:
Derivative contracts – receipts	3,510	–	–	–	–	–	3,510
Derivative contracts – payments	(3,772)	–	–	–	–	–	(3,772)

	(262)	–	–	–	–	–	(262)	(262	)(b)

31 December	(12,822)	(2,056)	(813)	(1,158)	(926)	(4,237)	(22,012)

(a)	See note 16 on page 110.

(b)	Includes financial liability-related derivatives amounting to €(107) million (2008: €(219) million).
Credit risk on banks and received collateral
Credit risk related to the use of treasury instruments is managed on a group basis. This risk arises from transactions with banks like cash and cash equivalents, deposits and derivative financial instruments. To reduce the credit risk, Unilever has concentrated its main activities with a limited group of banks that have secure credit ratings. Per bank, individual risk limits are set based on its financial position, credit ratings, past experience and other factors. The utilisation of credit limits is regularly monitored. To reduce the credit exposures, netting agreements are in place with Unilever’s principal banks that allow Unilever, in case of a default, to net assets and liabilities across transactions. To further reduce Unilever’s credit exposures, Unilever has collateral agreements with Unilever’s principal banks based on which they need to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2009 the collateral received by Unilever amounted to €208 million (2008: €369 million), of which €14 million was cash and the fair value of the bond securities amounted to €194 million. Although contractually Unilever has the right to sell or repledge the collateral, it has no intention to do so. As a consequence, the non-cash collateral has not been recognised as an asset in our balance sheet.
Derivative financial instruments
The Group has comprehensive policies in place, approved by the Boards, covering the use of derivative financial instruments. These instruments are used for hedging purposes. The Group has an established system of control in place covering all financial instruments; including policies, guidelines, exposure limits, a system of authorities and independent reporting, that is subject to periodic review by internal audit. Hedge accounting principles are described in note 1 on page 84. The use of leveraged instruments is not permitted. In the assessment of hedge effectiveness the credit risk element on the underlying hedged item has been excluded. Hedge ineffectiveness is immaterial.
The Group uses the following types of hedges:
•	cash flow hedges used to hedge the risk on future foreign currency cash flows, floating interest rate cash flows, and the price risk on future purchases of raw materials;

•	fair value hedges used to convert the fixed interest rate on financial liabilities into a floating interest rate;

•	net investment hedges used to hedge the investment value of our foreign subsidiaries; and

•	natural hedges used to hedge the risk on exposures that are on the balance sheet. No hedge accounting is applied.
Details of the various types of hedges are given below.
The fair values of forward foreign exchange contracts represent the gain or loss on revaluation of the contracts at the year-end forward exchange rates. The fair values of interest rate derivatives are based on the net present value of the anticipated future cash flows.
106    Unilever Annual Report and Accounts 2009

15 Financial instruments and treasury risk management (continued)
Cash flow hedges
The fair values of derivatives hedging the risk on future foreign currency cash flows, floating interest rate cash flows and the price risk on future purchases of raw materials amount to €(10) million (2008: €(14) million) of which €7 million relates to commodity contracts (2008: €(21) million), €(19) million to foreign exchange contracts (2008: €7 million) and €2 million to interest rate derivatives (2008: €nil). Of the total fair value of €(10) million, €(12) million is due within one year (2008: €(14) million).
The following table shows the amounts of cash flows that are designated as hedged items in the cash flow hedge relations:

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Due	Due	Due	Due	Due	Due
	within	between	between	between	between	after
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total

2009
Foreign exchange cash inflows	797	–	–	–	–	–	797
Foreign exchange cash outflows	(304)	–	–	–	–	–	(304)
Interest rate cash flows	–	–	(9)	(9)	(9)	(17)	(44)
Commodity contracts cash flows	(125)	–	–	–	–	–	(125)

2008
Foreign exchange cash inflows	–	–	–	–	–	–	–
Foreign exchange cash outflows	(200)	–	–	–	–	–	(200)
Interest rate cash flows	–	–	–	–	–	–	–
Commodity contracts cash flows	(121)	–	–	–	–	–	(121)

Fair Value hedges
The fair values of derivatives hedging the fair value interest rate risk on fixed rate debt at 31 December 2009 amounted to €92 million (2008: €68 million) which is included under other financial assets.
Net investment hedges
The following table shows the fair values of derivatives outstanding at year end designated as hedging instruments in hedges of net investments in foreign operations:

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
Fair values of derivatives used as hedges of net investments in foreign entities	2009	2008	2009	2008

Current
Foreign exchange derivatives	38	28	100	257

Of the above-mentioned fair values, an amount of €38 million (2008: €28 million) is included under other financial assets and €(100) million (2008: €(257) million) is included under financial liabilities.
The impact of exchange rate movements on the fair value of forward exchange contracts used to hedge net investments is recognised in reserves.
Natural hedges
A natural hedge – sometimes known as an economic hedge – is where exposure to a risk is offset, or partly offset, by an opposite exposure to that same risk. Hedge accounting is not applied to these relationships.
The following table shows the fair value of derivatives outstanding at year end that are natural hedges.

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
Fair values of natural hedges	2009	2008	2009	2008

Current
Interest rate derivatives	1	1	1	–
Cross-currency swaps	–	9	4	–
Foreign exchange derivatives	267	648	117	115

	268	658	122	115

Non-current
Interest rate derivatives	–	–	1	–
Cross-currency swaps	–	–	13	–

	–	–	14	–

	268	658	136	115

Unilever Annual Report and Accounts 2009    107

Financial statements
Notes to the consolidated financial statements Unilever Group
15 Financial instruments and treasury risk management (continued)
Of the fair values of natural hedges disclosed above, the fair value of financial liability-related derivatives at 31 December 2009 amounted to €132 million (2008: €539 million) of which €139 million (2008: €501 million) is included under other financial assets and €(7) million (2008: €38 million) is included under financial liabilities.
Sensitivity to not applying hedge accounting
Derivatives have to be reported at fair value. Those derivatives used for cash flow hedging and net investment hedging for which we do not apply hedge accounting will cause volatility in the income statement. Such derivatives did not have a material impact on the 2009 income statement.
Embedded derivatives
In accordance with IAS 39, ‘Financial instruments: Recognition and Measurement’, Unilever has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet specific requirements set out in the standard; no material embedded derivatives have been identified.
Fair values of financial assets and financial liabilities
The following table summarises the fair values and carrying amounts of the various classes of financial assets and financial liabilities. All trade and other receivables and trade payables and other liabilities have been excluded from the analysis below and from the interest rate and currency profiles in note 14 on pages 102 to 103, as their carrying amounts are a reasonable approximation of their fair value, because of their short-term nature.

	€ million	€ million	€ million	€ million
	Fair	Fair	Carrying	Carrying
	value	value	amount	amount
	2009	2008	2009	2008

Financial assets
Other non-current assets	485	891	485	904
Cash and cash equivalents	2,642	2,561	2,642	2,561
Other financial assets	701	35	701	35
Derivatives related to financial liabilities	271	597	271	597

	4,099	4,084	4,099	4,097

Financial liabilities
Bank loans and overdrafts	(1,419)	(1,377)	(1,415)	(1,377)
Bonds and other loans	(8,569)	(9,488)	(8,113)	(9,278)
Finance lease creditors	(218)	(222)	(212)	(207)
Preference shares	(118)	(102)	(124)	(124)
Derivatives related to financial liabilities	(107)	(219)	(107)	(219)

	(10,431)	(11,408)	(9,971)	(11,205)

The fair values of the financial assets and liabilities are included at the amount at which the instruments could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:
•	Cash and cash equivalents, other financial assets, bank loans and overdrafts have fair values that approximate to their carrying amounts because of their short-term nature.

•	The fair value of unquoted available-for-sale assets is based on recent trades in liquid markets, observable market rates and statistical modelling techniques such as Monte Carlo simulation.

•	The fair values and the carrying amounts of all other listed investments included in financial assets and preference shares included in financial liabilities are based on their market values.

•	The fair values of listed bonds are based on their market value.

•	Non-listed bonds and other loans are based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	Fair values for finance lease creditors have been assessed by reference to current market rates for comparable leasing arrangements.

•	The Group enters into derivative financial instruments with various counterparties. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and commodity forward contracts. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. In the balance sheet the value of bonds and other loans is shown at amortised cost unless the bonds are part of an effective fair value hedge accounting relationship, in which case the value of the bond is adjusted with the market value of the related derivative.
108    Unilever Annual Report and Accounts 2009

15 Financial instruments and treasury risk management (continued)
Fair value hierarchy
Effective 1 January 2009, the Group adopted the amendment to IFRS 7 for financial instruments at fair value. The amendment requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•	Level 1: quoted prices for identical instruments

•	Level 2: directly or indirectly observable market inputs other than Level 1 inputs

•	Level 3: inputs which are not based on observable market data.
As at 31 December 2009, the Group held the following financial instruments measured at fair value in each level described above:

	€ million	€ million	€ million	€ million	€ million
				Total fair	Total fair
				value	value
	Level 1	Level 2	Level 3	2009	2008

Assets measured at fair value
Other non-current financial assets 11
Available-for-sale financial assets	178	237	21	436	370
Financial assets at fair value through profit or loss	47	–	–	47	53
Cash and cash equivalents 14
Available-for-sale financial assets	–	1,150	–	1,150	–
Other financial assets 14
Available-for-sale financial assets	–	613	–	613	–
Financial assets at fair value through profit or loss	–	88	–	88	22
Derivatives related to financial liabilities	–	271	–	271	597
Derivatives used for hedging trading activities (part of Trade and other receivables)	–	22	–	22	32
Other derivatives (part of Trade and other receivables)	–	–	25	25	–

Liabilities measured at fair value
Bonds and Other loans, subject to fair value hedge accounting 14	–	(2,308)	–	(2,308)	(801)
Derivatives related to financial liabilities 14	–	(107)	–	(107)	(219)
Derivatives used for hedging trading activities (part of Trade payables and other liabilities)	–	(36)	–	(36)	(44)

During reporting period ending 31 December 2009, there were no transfers between Level 1 and 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.
Reconciliation of Level 3 fair value measurements of financial assets is given below:

	€ million	€ million	€ million
	Other derivative	Available for
	financial assets	sale assets	Total
	2009	2009	2009

Opening balances	–	11	11
Total gains or losses:
In profit or loss	–	–	–
In other comprehensive income	–	10	10
Purchases, issuances and settlements	25	–	25
Transfers in and out of Level 3	–	–	–
Closing balances	25	21	46

Commodity contracts
The Group uses commodity forward contracts and futures to hedge against price risk in certain commodities. All commodity forward contracts and futures hedge future purchases of raw materials. Settlement of these contracts will be in cash or by physical delivery. Those contracts that will be settled in cash are reported in the balance sheet at fair value and, to the extent that they are considered as an effective hedge under IAS 39, fair value movements are recognised in the cash flow reserve.
Capital management
The Group’s financial strategy supports Unilever’s aim to be in the top third of a reference group including 20 other international consumer goods companies for Total Shareholder Return, as explained on page 46. The key elements of the financial strategy are:
•	appropriate access to equity and debt markets;

•	sufficient flexibility for acquisitions that we fund out of current cash flows;

•	A+/A1 long-term credit rating;

•	A1/P1 short-term credit rating;

•	sufficient resilience against economic and financial turmoil; and

•	optimal weighted average cost of capital, given the constraints above.
For the A1/P1 short-term credit rating Unilever monitors the qualitative and quantitative factors utilised by the rating agencies. This information is publicly available and is updated by the credit rating agencies on a regular basis.
Unilever Annual Report and Accounts 2009    109

Financial statements
Notes to the consolidated financial statements Unilever Group
15 Financial instruments and treasury risk management (continued)
The capital structure of Unilever is based on management’s judgement of the appropriate balancing of all key elements of its financial strategy in order to meet its strategic and day-to-day needs. We consider the amount of capital in proportion to risk and manage the capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Unilever will take appropriate steps in order to maintain, or if necessary adjust, the capital structure. Annually the overall funding plan is presented to the Board for approval.
Return on Invested Capital continues to be one of Unilever’s key performance measures. Within this definition we have defined the components of our Invested Capital. See page 45 for the details of this definition and the calculation of Unilever’s Return on Invested Capital.
Unilever is not subject to covenants in any of its significant financing agreements.
Income statement sensitivity to changes in foreign exchange rates
The values of debt, investments and related hedging instruments, denominated in currencies other than the functional currency of the entities holding them, are subject to exchange rate movements. The translation risk on the foreign exchange receivables and payables is excluded from this sensitivity analysis as the risk is considered to be immaterial because positions will remain within prescribed limits (see currency risks on page 104).
The remaining unhedged foreign exchange positions at 31 December 2009 amount to €2 million (2008: €45 million). A reasonably possible 10% change in rates would lead to a €0.2 million movement in the income statement (2008: €5 million), based on a linear calculation of our exposure.
Income statement sensitivity to changes in interest rate
Interest rate risks are presented by way of sensitivity analysis. As described on page 104, Unilever has an interest rate management policy aimed at optimising net interest cost and reducing volatility in the income statement. As part of this policy, part of the financial assets and financial liabilities have fixed interest rates and are no longer exposed to changes in the floating rates. The remaining floating part of our financial assets and financial liabilities (see interest rate profile tables on pages 102 for the assets and 103 for the liabilities) is exposed to changes in the floating interest rates.
The analysis below shows the sensitivity of the income statement to a reasonably possible one percentage point change in floating interest rates on a full-year basis.

	Sensitivity to a reasonably possible
	one percentage point change in
	floating rates as at 31 December
	€ million	€ million
	2009	2008

Financial assets	92	77
Financial liabilities	(91)	(105)

Net investment hedges: sensitivity relating to changes in foreign exchange rates
To reduce the retranslation risk of Unilever’s investments in foreign subsidiaries, Unilever uses net investment hedges. The fair values of these net investment hedges are subject to exchange rate movements and changes in these fair values are recognised directly in equity and will offset the retranslation impact of the related subsidiary.
At 31 December 2009 the nominal value of these net investment hedges amounts to €4.9 billion (2008: €5.1 billion) mainly consisting of US$/€ contracts. A reasonably possible 10% change in rates would lead to a fair value movement of €486 million (2008: €513 million). This movement would be fully offset by an opposite movement on the retranslation of the book equity of the foreign subsidiary.
Cash flow hedges: sensitivity relating to changes in interest rates and foreign exchange rates
Unilever uses on a limited scale both interest rate and forex cash flow hedges. The fair values of these instruments are subject to changes in interest rates and exchange rates. Because of the limited use of these instruments and the amount of Unilever’s equity, possible changes in interest rates and exchange rates will not lead to fair value movements that will have a material impact on Unilever’s equity.
16 Trade payables and other liabilities

	€ million	€ million
Trade and other payables	2009	2008

Due within one year
Trade payables	3,982	3,873
Accruals	3,504	2,720
Social security and sundry taxes	342	341
Others	585	890

	8,413	7,824

Due after more than one year
Accruals	104	102
Others	144	73

	248	175

Total trade payables and other liabilities	8,661	7,999

The amounts shown above do not include any payables due after more than five years. Trade payables and other liabilities are valued at historic cost, which where appropriate approximates their amortised cost.
110    Unilever Annual Report and Accounts 2009

17 Deferred taxation

	€ million	€ million	€ million	€ million
	As at 1			As at 31
	January	Income(a)		December
Movements in 2009	2009	statement	Equity(b)	2009

Pensions and similar obligations	809	(206)	(11)	592
Provisions	612	(46)	85	651
Goodwill and intangible assets	(823)	(61)	(60)	(944)
Accelerated tax depreciation	(555)	49	(19)	(525)
Tax losses(c)	105	61	(84)	82
Fair value gains	(6)	–	(18)	(24)
Fair value losses	40	2	(40)	2
Share-based payments	100	24	22	146
Other	(4)	8	(10)	(6)

	278	(169)	(135)	(26)

(a)	The difference of €24 million between the income statement movement of €(169) million and the income statement charge of €(145) million as disclosed in note 6 on page 91, is due to a reclassification between deferred and current tax relating to the prior year.

(b)	Of the total movement in equity of €(135) million, €59 million arises as a result of currency retranslation and €(29) million as a result of acquisitions and disposals.

(c)	Of the €(84) million movement on Equity €(103) million arises as a result of the federal tax settlement in Brazil. Legislation in Brazil allowed companies to settle these outstanding tax liabilities by offset against accumulated tax losses. See note 25 on page 122.

	€ million	€ million	€ million	€ million
	As at 1			As at 31
	January	Income		December
Movements in 2008	2008	statement	Equity(a)	2008

Pensions and similar obligations	200	(177)	786	809
Provisions	786	(103)	(71)	612
Goodwill and intangible assets	(780)	(34)	(9)	(823)
Accelerated tax depreciation	(598)	(2)	45	(555)
Tax losses	84	(7)	28	105
Fair value gains	(8)	(5)	7	(6)
Fair value losses	8	(3)	35	40
Share-based payments	101	57	(58)	100
Other	(3)	–	(1)	(4)

	(210)	(274)	762	278

(a)	Of the total movement in equity of €762 million, €87 million arises as a result of currency retranslation and €8 million as a result of acquisitions and disposals.
At the balance sheet date, the Group has unused tax losses of €1,283 million and tax credits amounting to €32 million available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €1,006 million and tax credits of €32 million, as it is not probable that there will be future taxable profits within the entities against which the losses can be utilised. The majority of these tax losses and credits arise in tax jurisdictions where they do not expire with the exception of €412 million of state and federal tax losses in the US which expire between now and 2029.
Other deductible temporary differences of €110 million have not been recognised as a deferred tax asset. There is no expiry date for these differences.
At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €1,319 million (2008: €967 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.
Unilever Annual Report and Accounts 2009    111

Financial statements
Notes to the consolidated financial statements Unilever Group
17 Deferred taxation (continued)
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	€ million	€ million	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities	Total	Total
Deferred tax assets and liabilities	2009	2008	2009	2008	2009	2008

Pensions and similar obligations	674	887	(82)	(78)	592	809
Provisions	556	619	95	(7)	651	612
Goodwill and intangible assets	(370)	(345)	(574)	(478)	(944)	(823)
Accelerated tax depreciation	(302)	(368)	(223)	(187)	(525)	(555)
Tax losses	68	103	14	2	82	105
Fair value gains	(17)	–	(7)	(6)	(24)	(6)
Fair value losses	3	43	(1)	(3)	2	40
Share-based payments	104	100	42	–	146	100
Other	22	29	(28)	(33)	(6)	(4)

	738	1,068	(764)	(790)	(26)	278

Of which deferred tax to be recovered/(settled) after more than 12 months	408	736	(741)	(717)	(333)	19

18 Provisions

	€ million	€ million
Provisions	2009	2008

Due within one year	420	757
Due after one year	729	646

Total provisions	1,149	1,403

	€ million	€ million	€ million	€ million	€ million	€ million

	Restructuring	Legal	Disputed	Net liability	Other
Movements during 2009	provisions	provisions	indirect taxes	of associate	provisions	Total

1 January 2009	504	60	544	31	264	1,403
Disposal of group companies	–	–	–	(25)	–	(25)
Income statement:
New charges	339	10	90	–	74	513
Releases	(93)	(3)	(85)	–	(26)	(207)
Utilisation	(361)	(31)	(278)	–	(45)	(715)
Currency retranslation	11	–	176	(6)	(1)	180

31 December 2009	400	36	447	–	266	1,149

Restructuring provisions primarily relate to early retirement and redundancy costs, the most significant of which relate to the formation of new multi-country organisations and several factory closures; no projects are individually material. Legal provisions are comprised of many claims, of which none is individually material. Further information is given in note 25 on page 122.
The provision for disputed indirect taxes is comprised of a number of small disputed items. The largest elements of the provision relate to disputes with the Brazilian authorities. Because of the nature of the disputes, the timing of the utilisation of the provisions, and any associated cash outflows, is uncertain. The majority of the disputed items attract an interest charge. For further information please refer to note 25 on page 122.
No individual item within the other provisions balance is significant. Unilever expects that the issues relating to these restructuring, legal and other provisions will be substantively resolved over the next five years.
112    Unilever Annual Report and Accounts 2009

19 Pensions and similar obligations
Description of plans
In many countries the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of these plans are externally funded. The Group also provides other post-employment benefits, mainly post-employment healthcare plans in the United States. These plans are predominantly unfunded. The Group also operates a number of defined contribution plans, the assets of which are held in external funds.
The majority of the Group’s externally funded plans are established as trusts, foundations or similar entities. The operation of these entities is governed by local regulations and practice in each country, as is the nature of the relationship between the Group and the trustees (or equivalent) and their composition.
Exposure to risks
Pension assets and liabilities (pre-tax) of €14,413 million and €16,995 million respectively are held on the Group’s balance sheet as at 31 December 2009. Movements in equity markets, interest rates, inflation and life expectancy could materially affect the level of surpluses and deficits in these schemes, and could prompt the need for the Group to make additional pension contributions, or to reduce pension contributions, in the future. The key assumptions used to value our pension liabilities are set out below and on pages 114 and 115.
Investment strategy
The Group’s investment strategy in respect of its funded pension plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans invest the largest proportion of the assets in equities which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The pension funds also have a proportion of assets invested in property, bonds, hedge funds and cash. The majority of assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models, currently for bonds, equities and hedge funds. The aim is to provide a high quality, well-diversified, risk-controlled vehicle.
Assumptions
With the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet, assumptions under IAS 19 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit obligations vary according to the country in which the plan is situated. The following table shows the assumptions, weighted by liabilities, used to value the principal defined benefit plans (which cover approximately 95% of total pension liabilities) and the plans providing other post-employment benefits, and in addition the expected long-term rates of return on assets, weighted by asset value.

	31 December 2009		31 December 2008		31 December 2007		31 December 2006
		Other		Other		Other		Other
	Principal	post-	Principal	post-	Principal	post-	Principal	post-
	defined	employ-	defined	employ-	defined	employ-	defined	employ-
	benefit	ment	benefit	ment	benefit	ment	benefit	ment
	pension	benefit	pension	benefit	pension	benefit	pension	benefit
	plans	plans	plans	plans	plans	plans	plans	plans

Discount rate	5.5%	5.8%	6.1%	5.8%	5.8%	6.1%	5.1%	5.9%
Inflation	2.6%	n/a	2.4%	n/a	2.6%	n/a	2.5%	n/a
Rate of increase in salaries	3.7%	4.0%	3.5%	4.0%	3.8%	4.0%	3.7%	4.0%
Rate of increase for pensions in payment (where provided)	2.6%	n/a	2.4%	n/a	2.5%	n/a	2.3%	n/a
Rate of increase for pensions in deferment (where provided)	2.8%	n/a	2.6%	n/a	2.7%	n/a	2.7%	n/a
Long-term medical cost inflation	n/a	5.0%	n/a	5.0%	n/a	5.0%	n/a	5.0%
Expected long-term rates of return:
Equities	7.9%		7.4%		8.0%		7.8%
Bonds	4.8%		4.7%		4.9%		4.9%
Property	6.4%		5.8%		6.6%		6.3%
Others	6.0%		5.4%		6.3%		6.3%
Weighted average asset return	6.7%		6.3%		7.0%		6.9%

Unilever Annual Report and Accounts 2009    113

Financial statements
Notes to the consolidated financial statements Unilever Group
19 Pensions and similar obligations (continued)
The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 8.5% to the long-term rate within the next five years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effect:

	€ million	€ million
	1% point	1% point
	increase	decrease

Effect on total of service and interest cost components	1	(1)
Effect on total benefit obligation	17	(16)

The expected rates of return on plan assets were determined, based on actuarial advice, by a process that takes the long-term rates of return on government bonds available at the balance sheet date and applies to these rates suitable risk premiums that take account of historic market returns and current market long-term expectations for each asset class.
For the most important pension plans, representing approximately 80% of all defined benefit plans by liabilities, the assumptions used at
31 December 2009, 2008, 2007 and 2006 were:

	United Kingdom				Netherlands
	2009	2008	2007	2006	2009	2008	2007	2006

Discount rate	5.7%	6.5%	5.8%	5.1%	5.1%	5.9%	5.5%	4.6%
Inflation	3.1%	2.8%	3.0%	2.9%	1.9%	2.0%	1.9%	1.9%
Rate of increase in salaries	4.6%	4.3%	4.5%	4.4%	2.4%	2.4%	2.4%	2.4%
Rate of increase for pensions in payment (where provided)	3.1%	2.8%	3.0%	2.9%	1.9%	2.0%	1.9%	1.9%
Rate of increase for pensions in deferment (where provided)	3.1%	2.8%	3.0%	2.9%	1.9%	2.0%	1.9%	1.9%
Expected long-term rates of return:
Equities	8.0%	7.8%	8.0%	8.0%	7.7%	7.2%	8.1%	7.6%
Bonds	4.9%	5.0%	5.0%	5.2%	4.6%	5.0%	4.7%	4.4%
Property	6.5%	6.0%	6.5%	6.5%	6.2%	5.7%	6.6%	6.1%
Others	6.7%	5.6%	6.3%	7.2%	5.3%	5.6%	4.1%	4.0%
Weighted average asset return	7.2%	7.0%	7.2%	7.3%	6.4%	6.2%	6.8%	6.6%

	United States				Germany
	2009	2008	2007	2006	2009	2008	2007	2006

Discount rate	5.6%	5.6%	5.9%	5.8%	5.1%	5.9%	5.5%	4.6%
Inflation	2.4%	2.1%	2.3%	2.5%	1.9%	2.0%	1.9%	1.9%
Rate of increase in salaries	4.0%	4.0%	4.0%	4.0%	2.8%	2.8%	2.8%	2.6%
Rate of increase for pensions in payment (where provided)	0.0%	0.0%	0.0%	0.0%	1.9%	2.0%	1.9%	1.9%
Rate of increase for pensions in deferment (where provided)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected long-term rates of return:
Equities	7.8%	6.0%	7.8%	8.3%	7.7%	7.2%	8.1%	7.6%
Bonds	5.0%	5.1%	4.5%	5.2%	4.6%	4.2%	4.7%	4.4%
Property	6.3%	4.5%	6.3%	6.8%	6.2%	5.7%	6.6%	6.1%
Others	2.0%	1.2%	3.7%	4.8%	5.5%	4.4%	5.8%	3.0%
Weighted average asset return	6.6%	5.7%	6.8%	7.4%	5.9%	5.3%	6.5%	5.8%

114    Unilever Annual Report and Accounts 2009

19 Pensions and similar obligations (continued)
Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy (including expectations for future improvements), plan experience and other relevant data. The assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The assumptions made in 2009 are consistent with those applied in 2008.
Mortality assumptions for the most important countries are based on the following post-retirement mortality tables: (i) United Kingdom: PNMA 00 and PNFA 00 with medium cohort adjustment subject to a minimum annual improvement of 1% and scaling factors of 110% for current male pensioners, 125% for current female pensioners and 105% for future male and female pensioners; (ii) the Netherlands: GBMV (2000-2005) with age set back of four years for males and two years for females; (iii) United States: RP2000 with a projection period of 10-15 years; and (iv) Germany: Heubeck 1998 (Periodentafel) with a scaling factor of 85%. These tables translate into the following years of life expectancy for current pensioners aged 65:

	United		United
	Kingdom	Netherlands	States	Germany

Males	21	21	19	18
Females	23	22	22	21

With regard to future improvements in life expectancy, in the UK for example, males and females currently aged 45 are assumed to have a life expectancy of 24 years and 26 years respectively on retirement at age 65.
Assumptions for the remaining defined benefit plans vary considerably, depending on the economic conditions of the countries where they are situated.
Balance sheet
The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans and the expected rates of return on the plan assets at the balance sheet date were:

		31 December 2009			31 December 2008			31 December 2007
	€ million	€ million	%	€ million	€ million	%	€ million	€ million	%

		Other post-	Long-term		Other post-	Long-term		Other post-	Long-term
		employment	rates of		employment	rates of		employment	rates of
	Pension	benefit	return	Pension	benefit	return	Pension	benefit	return
	plans	plans	expected	plans	plans	expected	plans	plans	expected

Assets of principal plans:
Equities	7,359	–	7.9%	6,044	–	7.4%	9,957	–	8.0%
Bonds	4,040	–	4.8%	3,244	–	4.7%	4,278	–	4.9%
Property	792	–	6.4%	1,053	–	5.8%	1,381	–	6.6%
Other	1,867	–	6.0%	1,069	–	5.4%	1,220	–	6.3%
Assets of other plans	348	7	7.9%	303	6	8.3%	404	13	7.5%

	14,406	7		11,713	6		17,240	13
Present value of liabilities:
Principal plans	(15,602)	–		(13,682)	–		(16,798)	–
Other plans	(744)	(649)		(682)	(737)		(748)	(796)

	(16,346)	(649)		(14,364)	(737)		(17,546)	(796)

Aggregate net deficit of the plans	(1,940)	–		(2,651)	(731)		(306)	(783)

Irrecoverable surplus(a)	–	–		–	–		–	–
Pension liability net of assets	(1,940)	(642)		(2,651)	(731)		(306)	(783)

Of which in respect of:

Funded plans in surplus:
Liabilities	(4,733)	–	–	(3,600)	–		(12,396)	–
Assets	5,492	–	–	4,025	–		14,404	–

Aggregate surplus	759	–	–	425	–		2,008	–
Irrecoverable surplus(a)	–	–	–	–	–		–	–

Pension asset net of liabilities	759	–	–	425	–		2,008	–
Funded plans in deficit:
Liabilities	(10,407)	(33)	–	(9,484)	(30)		(3,627)	(49)
Assets	8,914	7	–	7,688	6		2,836	13

Pension liability net of assets	(1,493)	(26)	–	(1,796)	(24)		(791)	(36)

Unfunded plans:
Pension liability	(1,206)	(616)	–	(1,280)	(707)		(1,523)	(747)

(a)	A surplus is deemed recoverable to the extent that the Group is able to benefit economically from the surplus.
Unilever Annual Report and Accounts 2009    115

Financial statements
Notes to the consolidated financial statements Unilever Group
19 Pensions and similar obligations (continued)
Liabilities of €150 million were transferred from the UK unfunded plan to the funded plan in 2009. This followed the payment to the UK funded plan in 2008 in expectation of a transfer in 2009 and 2010. During 2008 some previously unfunded liabilities were funded utilising existing surpluses. As a consequence of this the liabilities of €24 million were moved from unfunded to funded in the table above for 2008.
Equity securities include Unilever securities amounting to €37 million (0.3% of total plan assets) and €25 million (0.2% of total plan assets) at 31 December 2009 and 2008 respectively. Property includes property occupied by Unilever amounting to €12 million and €57 million at 31 December 2009 and 2008 respectively.
The pension assets above exclude the assets in a Special Benefits Trust amounting to €127 million (2008: €146 million) to fund pension and similar obligations in the US (see also note 11 on page 97).
The sensitivity of the overall pension liabilities to changes in the weighted key financial assumptions are:

Impact on
	Change in	overall
	assumption	liabilities

Discount rate	Increase/decrease by 0.5%	Decrease/increase by 6.0%
Inflation rate	Increase/decrease by 0.5%	Increase/decrease by 6.0%

Income statement
The charge to the income statement comprises:

	€ million	€ million	€ million
	2009	2008	2007

Charged to operating profit:
Defined benefit pension and other benefit plans
Current service cost	(228)	(272)	(329)
Employee contributions	12	12	12
Special termination benefits	(50)	(54)	(59)
Past service cost	50	24	35
Settlements/curtailments	20	16	72
Defined contribution plans	(60)	(55)	(52)

Total operating cost 4	(256)	(329)	(321)

Charged to other finance income/(cost):
Interest on retirement benefits	(940)	(988)	(1,013)
Expected return on assets	776	1,131	1,171

Total other finance income/(cost) 5	(164)	143	158

Net impact on the income statement (before tax)	(420)	(186)	(163)

Cash flow
Group cash flow in respect of pensions and similar post-employment benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. In 2009, the benefits paid in respect of unfunded plans amounted to €234 million (2008: €223 million; 2007: €280 million). Company contributions to funded defined benefit plans are subject to periodic review, taking account of local legislation. In 2009, contributions to funded defined benefit plans amounted to €968 million (2008: €531 million; 2007: €878 million). 2009 contributions paid to funded plans included around €370 million of future years’ contributions accelerated into 2009. 2008 contributions to funded plans included €254 million to the UK pension plan to cover the transfer of unfunded liabilities into the plan in 2009 and 2010. In 2009 and 2007, refunds of €25 million €50 million respectively were received out of recognised surplus from Finland. In 2008 a €42 million refund was received from the Danish pension plan following action to externally insure the liabilities. Contributions to defined contribution plans including 401k plans amounted to €60 million (2008: €55 million; 2007 €52 million). Total contributions by the Group to funded plans, net of refunds, are currently expected to be about €425 million in 2010 (2009 actual: €968 million). Benefit payments by the Group in respect of unfunded plans are currently expected to be about €215 million in 2010 (2009 actual: €234 million). Total cash costs of pensions are expected to be around €700 million in 2010 (2009 actual: €1.3 billion).
116    Unilever Annual Report and Accounts 2009

19 Pensions and similar obligations (continued)
Statement of comprehensive income
Amounts recognised in the statement of comprehensive income:

	€ million	€ million	€ million	€ million	€ million	€ million
						Cumulative
						since
						1 January
	2009	2008	2007	2006	2005	2004

Actual return less expected return on pension and other benefit plan assets	1,277	(4,243)	(236)	533	1,592	(708)
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	250	–	103	51	27	384
Changes in assumptions underlying the present value of the pension and other benefit plan liabilities	(1,489)	1,116	946	474	(1,706)	(1,706)

Actuarial gain/(loss)	38	(3,127)	813	1,058	(87)	(2,030)
Change in unrecognised surplus	–	–	–	142	(41)	103
Refund of unrecognised assets	–	–	–	–	15	15

Net actuarial gain/(loss) recognised in statement of comprehensive income (before tax)	38	(3,127)	813	1,200	(113)	(1,912)

Reconciliation of change in assets and liabilities
Movements in assets and liabilities during the year:

	€ million	€ million	€ million	€ million	€ million	€ million
	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities
	2009	2008	2007	2009	2008	2007

1 January	11,719	17,253	17,278	(15,101)	(18,342)	(20,358)
Acquisitions/disposals	–	–	(3)	–	2	5
Current service cost	–	–	–	(228)	(272)	(329)
Employee contributions	12	12	12	–	–	–
Special termination benefits	–	–	–	(50)	(54)	(59)
Past service costs	–	–	–	50	24	35
Settlements/curtailments	(9)	(12)	(4)	29	28	76
Expected returns on plan assets	776	1,131	1,171	–	–	–
Interest on pension liabilities	–	–	–	(940)	(988)	(1,013)
Actuarial gain/(loss)	1,277	(4,243)	(236)	(1,239)	1,117	1,049
Employer contributions	1,202	754	1,158	–	–	–
Benefit payments	(1,204)	(1,367)	(1,247)	1,204	1,367	1,247
Reclassification of benefits(b)	–	(7)	(7)	–	7	7
Currency retranslation	640	(1,802)	(869)	(720)	2,010	998

31 December	14,413	11,719	17,253	(16,995)	(15,101)	(18,342)

(b)	Certain obligations have been reclassified as employee benefit obligations.
The actual return on plan assets during 2009 was € 2,053 million i.e. the sum of € 776 million and €1,277 million from the table above (2008: €(3,112) million).
Funded status of plans at the year end

	€ million	€ million	€ million	€ million	€ million
	2009	2008	2007	2006	2005

Total assets	14,413	11,719	17,253	17,278	16,006
Total pension liabilities	(16,995)	(15,101)	(18,342)	(20,358)	(21,446)

Net liabilities	(2,582)	(3,382)	(1,089)	(3,080)	(5,440)
Less unrecognised surplus	–	–	–	–	(141)

Pension liabilities net of assets	(2,582)	(3,382)	(1,089)	(3,080)	(5,581)

20 Comprehensive income
Tax effects of the components of other comprehensive income were as follows:

	€ million	€ million	€ million	€ million	€ million	€ million
		Tax			Tax
	Before	(charged)/	After	Before	(charged)/	After
	tax	credit	tax	tax	credit	tax
	2009	2009	2009	2008	2008	2008

Fair value gains/(losses) on financial instruments	163	(58)	105	(204)	40	(164)
Actuarial gains/(losses) on pension schemes	38	(20)	18	(3,127)	834	(2,293)
Currency redistribution gains/(losses)	396	–	396	(1,688)	–	(1,688)

Unilever Annual Report and Accounts 2009    117

Financial statements
Notes to the consolidated financial statements Unilever Group
21 Equity

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Called up	Share			Total
	share	premium	Other	Retained	shareholders'	Minority	Total
Consolidated statement of changes in equity	capital	account	reserves	profit	equity	interests	equity

1 January 2007	484	165	(2,143)	12,724	11,230	442	11,672
Total comprehensive income for the year	–	–	(314)	4,428	4,114	237	4,351
Dividends on ordinary capital	–	–	–	(2,070)	(2,070)	–	(2,070)
Movements in treasury stock(a)	–	–	(955)	(99)	(1,054)	–	(1,054)
Share-based payment credit(b)	–	–	–	140	140	–	140
Dividends paid to minority shareholders	–	–	–	–	–	(251)	(251)
Currency retranslation gains/(losses) net of tax	–	(12)	–	–	(12)	(6)	(18)
Other movements in equity	–	–	–	39	39	10	49

31 December 2007	484	153	(3,412)	15,162	12,387	432	12,819
Total comprehensive income for the year	–	–	(1,757)	2,692	935	205	1,140
Dividends on ordinary capital	–	–	–	(2,052)	(2,052)	–	(2,052)
Movements in treasury stock(a)	–	–	(1,304)	(113)	(1,417)	–	(1,417)
Share-based payment credit(b)	–	–	–	125	125	–	125
Dividends paid to minority shareholders	–	–	–	–	–	(208)	(208)
Currency retranslation gains/(losses) net of tax	–	(32)	–	–	(32)	(6)	(38)
Other movements in equity	–	–	4	(2)	2	1	3

31 December 2008	484	121	(6,469)	15,812	9,948	424	10,372
Total comprehensive income for the year	–	–	339	3,538	3,877	301	4,178
Dividends on ordinary capital	–	–	–	(2,115)	(2,115)	–	(2,115)
Movements in treasury stock(a)	–	–	224	(95)	129	–	129
Share-based payment credit(b)	–	–	–	195	195	–	195
Dividends paid to minority shareholders	–	–	–	–	–	(244)	(244)
Currency retranslation gains/(losses) net of tax	–	10	–	–	10	(7)	3
Other movements in equity	–	–	6	15	21	(3)	18

31 December 2009	484	131	(5,900)	17,350	12,065	471	12,536

(a)	Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share settled schemes arising from prior years and differences between exercise and grant price of share options.

(b)	The share-based payment credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
118    Unilever Annual Report and Accounts 2009

22 Share capital

	€ million	€ million
Called up share capital	2009	2008

Ordinary share capital of NV	274	274
Ordinary share capital of PLC	210	210

	484	484

						Issued,	Issued,
	Number			Nominal	Number	called up and	called up and
	of shares	Authorised	Authorised	value	of shares	fully paid	fully paid
Ordinary share capital	authorised	2009	2008	per share	issued	2009	2008

		€ million	€ million			€ million	€ million

NV ordinary shares	3,000,000,000	480	480	€0.16	1,714,727,700	274	274
NV ordinary shares (shares numbered 1 to 2,400 - ‘Special Shares’)		1	1	€428.57	2,400	1	1
Internal holdings eliminated on consolidation (€428.57 shares)		–	–			(1)	(1)

		481	481			274	274

		£ million	£ million			£ million	£ million

PLC ordinary shares	4,377,075,492	136.2	136.2	3 1/9p	1,310,156,361	40.8	40.8
PLC deferred stock	100,000	0.1	0.1	£1 stock	100,000	0.1	0.1
Internal holding eliminated on consolidation (£1 stock)		–	–			(0.1)	(0.1)

		136.3	136.3			40.8	40.8

Euro equivalent in millions (at £1.00 = €5.143)						210	210

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement, see Corporate governance on pages 56 and 57.
A nominal dividend of 6% is paid on the deferred stock of PLC, which is not redeemable.
Internal holdings
The ordinary shares numbered 1 to 2,400 (inclusive) in NV (‘Special Shares’) and deferred stock of PLC are held as to one half of each class by N.V. Elma – a subsidiary of NV – and one half by United Holdings Limited – a subsidiary of PLC. This capital is eliminated on consolidation. For information on the rights related to the aforementioned ordinary shares, see Corporate governance on pages 55 and 56. The subsidiaries mentioned above have waived their rights to dividends on their ordinary shares in NV.
Share-based compensation
The Group operates a number of share-based compensation plans involving options and awards of ordinary shares of NV and PLC. Full details of these plans are given in note 29 on pages 126 and 127.
23 Other reserves(a)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC	Total	Total	Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007

Fair value reserves	16	(41)	92	26	(22)	9	42	(63)	101

Cash flow hedges	1	(22)	86	6	(11)	(1)	7	(33)	85
Available-for-sale financial assets	15	(19)	6	20	(11)	10	35	(30)	16

Currency retranslation of group companies	42	(640)	104	(1,501)	(1,053)	(204)	(1,459)	(1,693)	(100)
Adjustment on translation of PLC’s ordinary capital at 3 1/9p = €0.16	–	–	–	(165)	(169)	(155)	(165)	(169)	(155)
Capital redemption reserve	16	16	16	16	16	16	32	32	32
Book value treasury stock	(3,703)	(3,886)	(2,741)	(647)	(690)	(549)	(4,350)	(4,576)	(3,290)

	(3,629)	(4,551)	(2,529)	(2,271)	(1,918)	(883)	(5,900)	(6,469)	(3,412)

(a)	The movements in other reserves are analysed between the NV and PLC parts of the Group, aggregated according to the relative legal ownership of individual entities by NV or PLC.
Unilever acquired 29,666 ordinary shares of NV and 27,769 ordinary shares of PLC through purchases on the stock exchanges during the year. These shares are held as treasury stock as a separate component of other reserves. The total number held at 31 December 2009 is 170,178,644 (2008: 177,223,649) NV shares and 50,546,994 (2008: 58,584,845) PLC shares. Of these, 28,618,015 NV shares and 23,850,000 PLC shares were held in connection with share-based compensation plans (see note 29 on pages 126 and 127).
Unilever Annual Report and Accounts 2009    119

Financial statements
Notes to the consolidated financial statements Unilever Group
23 Other reserves (continued)

	€ million	€ million
Treasury stock – movements during the year	2009	2008

1 January	(4,576)	(3,290)
Purchases and other utilisations	226	(1,286)

31 December	(4,350)	(4,576)

	€ million	€ million
Currency retranslation reserve – movements during the year	2009	2008

1 January	(1,693)	(100)
Currency retranslation during the year	292	(1,027)
Movement in net investment hedges	(58)	(560)
Recycled to income statement	–	(6)

31 December	(1,459)	(1,693)

24 Retained profit(a)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC	Total	Total	Total
Movements during the year	2009	2008	2007	2009	2008	2007	2009	2008	2007

1 January	15,343	10,403	8,404	469	4,759	4,320	15,812	15,162	12,724

Recognised income and expense through retained profit	2,583	1,742	2,599	955	950	1,829	3,538	2,692	4,428
Dividends on ordinary capital	(1,203)	(1,176)	(1,167)	(912)	(876)	(903)	(2,115)	(2,052)	(2,070)
Utilisation of treasury stock	(33)	(66)	(53)	(62)	(47)	(46)	(95)	(113)	(99)
Share-based compensation credit(b)	115	79	90	80	46	50	195	125	140
Adjustment arising from change in structure of group companies(c)	(363)	4,346	499	363	(4,346)	(499)	–	–	–
Other movements in retained profit	16	15	31	(1)	(17)	8	15	(2)	39

31 December	16,458	15,343	10,403	892	469	4,759	17,350	15,812	15,162

Of which retained by:
Parent companies	10,657	10,602	10,009	2,373	1,996	2,344	13,030	12,598	12,353
Other group companies	5,730	4,732	345	(1,267)	(1,348)	2,555	4,463	3,384	2,900
Joint ventures and associates	71	9	49	(214)	(179)	(140)	(143)	(170)	(91)

	16,458	15,343	10,403	892	469	4,759	17,350	15,812	15,162

(a)	The movements in retained profit are analysed between the NV and PLC parts of the Group, aggregated according to the relative legal ownership of individual entities by NV or PLC.

(b)	The share-based compensation credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.

(c)	As part of the review of Unilever’s corporate structure, and in the light of the constitutional and operational arrangements which enable Unilever N.V. and Unilever PLC to operate as nearly as practicable as a single company, the Directors have been authorised to take any action necessary or desirable in order to ensure that the ratio of the dividend generating capacity of PLC to that of NV does not differ substantially from the ratio of the dividend entitlement of ordinary shareholders in PLC to that of ordinary shareholders in NV. In 2008 shareholdings in the Unilever companies in Belgium, Austria, Netherlands, Poland and Switzerland were transferred to 100% NV ownership. In addition, shareholdings in Canada and Indonesia were re-aligned between NV and PLC. In 2007 and 2009 there were no significant changes in group structure.
Cumulative goodwill written off directly to reserves prior to the transition to IFRS on 1 January 2004 was €5,199 million for NV and €2,063 million for PLC.
120    Unilever Annual Report and Accounts 2009

25 Commitments and contingent liabilities

	€ million	€ million	€ million	€ million	€ million	€ million
	Future			Future
	minimum			minimum
	lease	Finance	Present	lease	Finance	Present
	payments	cost	value	payments	cost	value
Long-term finance lease commitments	2009	2009	2009	2008	2008	2008

Buildings(a)	340	156	184	330	166	164
Plant and machinery	29	1	28	51	8	43

	369	157	212	381	174	207
The commitments fall due as follows:
Within 1 year	34	12	22	37	13	24
Later than 1 year but not later than 5 years	91	46	45	102	52	50
Later than 5 years	244	99	145	242	109	133

	369	157	212	381	174	207

(a)	All leased land is classified as operating leases.
The Group has not sublet any part of the leased properties under finance leases.

	€ million	€ million
Long-term operating lease commitments	2009	2008

Land and buildings	1,240	1,230
Plant and machinery	248	261

	1,488	1,491

	€ million	€ million	€ million	€ million
			Other	Other
	Operating	Operating	commit-	commit-
	leases	leases	ments	ments
Operating lease and other commitments fall due as follows	2009	2008	2009	2008

Within 1 year	301	344	884	722
Later than 1 year but not later than 5 years	782	730	1,328	1,339
Later than 5 years	405	417	164	79

	1,488	1,491	2,376	2,140

The Group has sublet part of the leased properties under operating leases. Future minimum sublease payments of €66 million are expected to be received.
Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include commitments for capital expenditure, which are reported in note 10 on page 95.
Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will result in an obligation in the future. The Group does not believe that any of these contingent liabilities will result in a material loss.
Contingent liabilities arise in respect of litigation against group companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. The estimated total of such contingent liabilities at 31 December 2009 was some €205 million (2008: €355 million).
Unilever Annual Report and Accounts 2009    121

Financial statements
Notes to the consolidated financial statements Unilever Group
25 Commitments and contingent liabilities (continued)
Legal proceedings
Details of significant outstanding legal proceedings and ongoing regulatory investigations are as follows:
Competition investigations
As previously reported, in June 2008 the European Commission initiated an investigation into potential competition law infringements in the European Union in relation to consumer detergents. Unilever has received a number of requests for information from the European Commission regarding the investigation and has been subject to unannounced investigations at some of its premises. The investigation is ongoing although no statement of objections against Unilever has been issued to date. It is too early to reliably assess the ultimate resolution or to estimate the fines which the Commission will seek to impose on Unilever as a result of this investigation. Therefore no provision has been made. However, substantial fines can be levied as a result of European Commission investigations. Fines imposed in other sectors for violations of competition rules have amounted to hundreds of millions of euros.
In December 2009, Unilever received separate statements of objection from the French competition authority and from the Italian competition authority in connection with investigations into certain product markets in France and Italy respectively. An earlier decision by the Greek authority fining Unilever in relation to alleged restrictions on parallel trade within certain of its contracts with retailers in Greece is under appeal. Appropriate provisions have been made in relation to these investigations and the fining decision.
In addition and as previously reported, Unilever is involved in a number of other ongoing investigations by national competition authorities. These include investigations in Belgium, France, Germany and The Netherlands. These investigations are at various stages and concern a variety of product markets. In several cases it is not clear that the authorities will seek to impose a fine on Unilever, and in others it is too early to be able reasonably to assess the level of fines which the authorities may seek to impose.
It is Unilever’s policy to co-operate fully with the competition authorities in the context of all ongoing investigations. In addition, Unilever reinforces and enhances its internal competition law compliance procedures on an ongoing basis.
Tax cases Brazil
During 2004 the Federal Supreme Court in Brazil (local acronym STF) announced a review of certain cases that it had previously decided in favour of taxpayers. Because of this action, we established a provision in 2004 for the potential repayment of sales tax credits in the event that the cases establishing precedents in our favour are reversed. Since that time we continue to monitor the situation and have made changes as appropriate to the amount provided.
In June 2007, the Supreme Court ruled against the taxpayers in one of these cases. Industry associations (of which Unilever is a member) attempted to negotiate a settlement with the Federal Revenue Service to reduce or avoid the payment of interest and/or penalties on such amounts. On 3 December 2008 the negotiations resulted in the publication of a settlement by the Brazilian government, open to all taxpayers including Unilever. This settlement was ratified by the President of Brazil in 2009 and was subsequently supported by further legislation which increased the discount on the interest payable. Unilever made a payment on October 29th, 2009 to settle the claim and this matter is now resolved.
Also during 2004 in Brazil, and in common with many other businesses operating in that country, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without valid business purpose. The dispute is in court and if upheld, will result in a tax payment relating to years from 2001 to the present day. The 2001 reorganisation was comparable with restructurings done by many companies in Brazil. We believe that the likelihood of a successful challenge by the tax authorities is remote. While this view is supported by the opinion of outside counsel there can be no guarantee of success in court.
122    Unilever Annual Report and Accounts 2009

26 Acquisitions and disposals
On 2 April 2009 we announced the completion of our purchase of the global TIGI professional hair product business and its supporting advanced education academies. TIGI’s major brands include Bed Head, Catwalk and S-Factor. Turnover of the business worldwide in 2008 was around US $250 million. The cash consideration of $411.5 million was made on a cash and debt free basis. In addition, further limited payments related to future growth may be made contingent upon meeting certain thresholds.
On 23 June 2009 we announced that we had increased our holding in our business in Vietnam to 100%, following an agreement with Vinachem who previously owned 33.3% of the business.
On 3 July 2009 we completed the acquisition of Baltimor Holding ZAO’s sauces business in Russia. The acquisition includes ketchup, mayonnaise and tomato paste business under the Baltimor, Pomo d’Oro and Vostochniy Gourmand brands – accounting for turnover of around €70 million in 2008 – and a production facility at Kolpino, near St Petersburg.
On 3 September 2009 we announced the sale of our oil palm plantation business in the Democratic Republic of Congo to Feronia Inc, for an undisclosed sum.
On 25 September 2009 we announced a binding offer to acquire the personal care business of the Sara Lee Corporation for €1.275 billion in cash. The Sara Lee brands involved include Sanex, Radox and Duschdas, and generated annual sales in excess of €750 million in the year ending June 2009. The transaction is subject to regulatory approval and consultation with European Works Councils, and is expected to be completed by the third quarter of 2010.
On 24 November 2009 we completed the sale of our interest in JohnsonDiversey. The cash consideration received was US $390 million, which included both the originally announced cash consideration of US $158 million plus the proceeds of the sale of the 10.5% senior notes in JohnsonDiversey Holdings, Inc. We retain a 4% interest in JohnsonDiversey in the form of warrants. See also note 11 on page 97.
2008
With effect from 1 January 2008, we entered into an expanded international partnership with PepsiCo for the marketing and distribution of ready-to-drink tea products under the Lipton brand.
On 3 January 2008 we completed the sale of the Boursin brand to Le Groupe Bel for €400 million. The turnover of this brand in 2007 was approximately €100 million.
On 2 April 2008 we completed the acquisition of Inmarko, the leading Russian ice cream company. The company had a turnover in 2007 of approximately €115 million.
On 31 July 2008 we completed the sale of our Lawry’s and Adolph’s branded seasoning blends and marinades business in the US and Canada to McCormick & Company, Incorporated for €410 million. The combined annual turnover of the business in 2007 was approximately €100 million.
On 9 September 2008 we completed the sale of our North American laundry business in the US, Canada and Puerto Rico to Vestar Capital Partners, a leading global private equity firm, for consideration of approximately US $1.45 billion, consisting mainly of cash, along with preferred shares and warrants. These businesses had a combined turnover in 2007 of approximately US $1.0 billion.
On 5 November 2008 we completed the sale of Komili, our olive oil brand in Turkey, to Ana Gida, part of the Anadolu Group.
On 4 December 2008 we completed the sale of our edible oil business in Côte d’Ivoire, together with interests in local oil palm plantations Palmci and PHCI, to SIFCA, the parent company of an Ivorian agro-industry group, and to a 50:50 joint venture between two Singapore-based companies, Wilmar International Limited and Olam International Limited. At the same time we acquired the soap business of Cosmivoire, a subsidiary of SIFCA.
On 23 December 2008 we completed the disposal of our Bertolli olive oil and vinegar business to Grupo SOS for a consideration of €630 million. The transaction was structured as a worldwide perpetual licence by Unilever of the Bertolli brand in respect of olive oil and premium vinegar. The transaction included the sale of the Italian Maya, Dante and San Giorgio olive oil and seed oil businesses, as well as the factory at Inveruno, Italy.
2007
During 2007 we purchased minority interests in subsidiary companies in Greece and India. We invested in a new venture fund, Physic Ventures, which is accounted for as an associate, and made additional investments in two other venture companies, Spa and Salon International Limited and Langholm Capital, both of which are accounted for as associates.
With effect from 1 October 2007, Unilever and Remgro Ltd. reached agreement to reorganise their respective shareholdings in the Unilever businesses in South Africa and Israel. In the reorganised shareholding Unilever has a majority share in a single South African business and fully owns the Unilever Israel foods and home and personal care business. As a result of this transaction, Unilever reported a profit on disposal of €214 million and goodwill of €168 million.
On 1 January 2007, Unilever completed the restructuring of its Portuguese businesses. The result of the reorganisation is that Unilever now has a 55% share of the combined Portuguese entity, called Unilever Jerónimo Martins. The combined business includes the foods and home and personal care businesses. The remaining 45% interest is held by Jerónimo Martins Group. The structure of the agreement is such that there is joint control of the newly formed entity and so it is accounted for by Unilever as a joint venture.
Other disposals in 2007 included the sale of local Brazilian margarine brands. In addition, to further develop our healthy heart brand margarine, Becel, in Brazil we established a joint venture with Perdigão.
Unilever Annual Report and Accounts 2009    123

Financial statements
Notes to the consolidated financial statements Unilever Group
26 Acquisitions and disposals (continued)

	€ million	€ million	€ million
Disposals	2009	2008	2007

Goodwill and intangible assets	1	117	5
Other non-current assets	1	145	44
Current assets	3	227	117
Trade creditors and other payables	–	(61)	(48)
Provisions for liabilities and charges	1	(5)	(34)
Minority interest	–	–	71

Net assets sold	6	423	155
(Gain)/loss on recycling of currency retranslation on disposal	–	(6)	(1)
Profit on sale attributable to Unilever	7	2,237	399

Consideration(a)	13	2,654	553

Cash	11	2,453	168
Cash balances of businesses sold	–	(15)	(4)
Financial assets, cash deposits and financial liabilities of businesses sold	2	15	113
Non-cash items and deferred consideration(a)	–	201	276

(a)	For 2007, includes €214 million fair value economic swap in South Africa.
The results of disposed businesses are included in the consolidated accounts up to their date of disposal.
The following table sets out the effect of acquisitions in 2009, 2008 and 2007 on the consolidated balance sheet. The fair values currently established for all acquisitions made in 2009 are provisional. The goodwill arising on these transactions has been capitalised and is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies as set out in note 1 on pages 83 and 84. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is given in note 9 on pages 93 and 94.

	€ million	€ million	€ million
Acquisitions	2009	2008	2007

Net assets acquired	128	151	94
Goodwill arising in subsidiaries	350	60	334

Consideration	478	211	428

In 2007, consideration consisted of €214 million cash, principally relating to acquisitions of minority interest, and €214 million fair value economic swap in South Africa.
124    Unilever Annual Report and Accounts 2009

27 Assets held for sale and discontinued operations
An analysis of the result of discontinued operations, and the result recognised on disposal of discontinued operations is as follows:

	€ million	€ million	€ million
Income statement of discontinued operations	2009	2008	2007

Turnover	–	–	–
Expenses	–	–	–

Operating profit	–	–	–
Net finance costs	–	–	–

Profit before tax	–	–	–
Taxation	–	–	–

Profit after taxation	–	–	–

Gain/(loss) on disposal of discontinued operations(a)	–	–	89
Recycling of currency retranslation upon disposal	–	–	–
Taxation arising on disposal	–	–	(9)

Gain/(loss) after taxation on disposal	–	–	80

Net profit from discontinued operations	–	–	80

(a)	In 2007, a one-off gain of €50 million was recognised for future performance-based consideration from the sale of UCI.

	€ million	€ million	€ million
Summary cash flow statement of discontinued operations	2009	2008	2007

Net cash flow from/(used in) operating activities	–	–	(4)
Net cash flow from/(used in) investing activities	–	–	80
Net cash flow from/(used in) financing activities	–	–	–

Net increase/(decrease) in cash and cash equivalents	–	–	76

	€ million	€ million
Assets classified as held for sale	2009	2008

Disposal groups held for sale
Property, plant and equipment	7	7
Inventories	1	15
Trade and other receivables	–	–

	8	22

Non-current assets held for sale
Property, plant and equipment	9	14

	9	14

Total assets at 31 December 2009 are included in the geographical segments as follows: Asia, Africa and Central & Eastern Europe €3 million; The Americas €14 million; Western Europe € nil.
Unilever Annual Report and Accounts 2009    125

Financial statements
Notes to the consolidated financial statements Unilever Group
28 Reconciliation of net profit to cash flow from operating activities

	€ million	€ million	€ million
Cash flow from operating activities	2009	2008	2007

Net profit	3,659	5,285	4,136
Taxation	1,257	1,844	1,137
Share of net profit of joint ventures/associates and other income from non-current investments	(489)	(219)	(191)
Net finance costs:	593	257	252

Finance income	(75)	(106)	(147)
Finance cost	504	506	550
Preference shares provision	–	–	7
Pensions and similar obligations	164	(143)	(158)

Operating profit (continuing and discontinued operations)	5,020	7,167	5,334
Depreciation, amortisation and impairment	1,032	1,003	943
Changes in working capital:	1,701	(161)	27

Inventories	473	(345)	(333)
Trade and other current receivables	640	(248)	(43)
Trade payables and other current liabilities	588	432	403

Pensions and similar provisions less payments	(1,028)	(502)	(910)
Provisions less payments	(258)	(62)	145
Elimination of (profits)/losses on disposals	13	(2,259)	(459)
Non-cash charge for share-based compensation	195	125	118
Other adjustments	58	15	(10)

Cash flow from operating activities	6,733	5,326	5,188

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.
Major non-cash transactions
During 2007 the Group entered into new finance lease arrangements in respect of equipment with a capital value at inception of the lease of €51 million. In addition, a lease for €181 million related to the sale and leaseback transaction carried out for the head office building in the UK was signed during 2007.
29 Share-based compensation plans
As at 31 December 2009, the Group had share-based compensation plans in the form of performance shares, share options and other share awards. Starting in 2007, performance share awards and restricted stock awards were made under the Global Share Incentive Plan (GSIP), except in North America where awards were made under the Unilever North America 2002 Omnibus Equity Compensation Plan.
The numbers in this note include those for Executive Directors shown in the Directors’ Remuneration Report on pages 67 to 73 and those for key management personnel shown in note 4 on page 90. No awards were made to Executive Directors in 2007, 2008 or 2009 under the Unilever North America 2002 Omnibus Equity Compensation Plan. Non-Executive Directors do not participate in any of the share-based compensation plans.
The economic fair value of the awards is calculated using option pricing models and the resulting cost is recognised as remuneration cost amortised over the vesting period of the grant.
Unilever will not grant share options in total in respect of share-based compensation plans for more than 5% of its issued ordinary capital, and for all plans together, for more than 10% of its issued ordinary capital. The Board does not apportion these limits to each plan separately.
The actual remuneration cost charged in each period is shown below, and relates almost wholly to equity settled plans:

	€ million	€ million	€ million
Income statement charge	2009	2008	2007

Performance share plans	(166)	(97)	(103)
Other plans(a)	(29)	(28)	(49)

	(195)	(125)	(152)

(a)	The Group also provides a Share Matching Plan, an All-Employee Share Option Plan, a TSR Long-Term Incentive Plan (no awards after 2006) and an Executive Option Plan (no awards after 2005).
126    Unilever Annual Report and Accounts 2009

29 Share-based compensation plans (continued)
Performance Share Plans
In 2007 we introduced the Global Share Incentive Plan (GSIP). The provisions of this plan are comparable with the GPSP, with the same performance conditions of underlying sales growth and ungeared free cash flow for middle management, and the additional target based on TSR ranking for senior executives. Starting in 2008, awards made to GSIP participants normally vest at a level between 0% and 200%. Monte Carlo simulation is used to value the TSR component of the awards.
North America managers participate in the North America Performance Share Programme, introduced in 2001, that awards Unilever shares if North America company performance targets are met over a three-year period. The amount to be paid to the company by participants to obtain the shares at vesting is zero.
The Global Performance Share Plan (GPSP) was introduced in 2005. Under this plan, managers were awarded conditional shares which vest three years later at a level between 0% and 150% (for middle management) or 200% (for senior executives). The GPSP performance conditions for middle management were achievement of underlying sales growth and ungeared free cash flow targets over a three-year period. For senior executives, in addition to these two conditions, there was an additional target based on TSR ranking in comparison with a peer group over the three-year period (see description on page 46).
A summary of the status of the Performance Share Plans as at 31 December 2009, 2008 and 2007 and changes during the years ended on these dates is presented below:

	2009	2008	2007
	Number of	Number of	Number of
	shares	shares	shares

Outstanding at 1 January	16,353,251	16,843,769	15,270,180
Awarded	8,867,844	6,887,890	6,209,781
Vested	(6,278,634)	(6,415,295)	(3,465,990)
Forfeited	(1,406,313)	(963,113)	(1,170,202)

Outstanding at 31 December	17,536,148	16,353,251	16,843,769

Exercisable at 31 December	–	–	–

	2009	2008	2007

Share award value information
Fair value per share award during the year	€13.02	€19.11	€19.06

Additional information
At 31 December 2009, there were options outstanding to purchase 41,786,145 (2008: 53,373,170) ordinary shares in NV or PLC in respect of share-based compensation plans of NV and its subsidiaries and the North American plans, and 14,260,636 (2008: 16,807,546) ordinary shares in NV or PLC in respect of share-based compensation plans of PLC and its subsidiaries.
To satisfy the options granted, certain NV group companies hold 45,317,466 (2008: 58,100,378) ordinary shares of NV or PLC, and trusts in Jersey and the United Kingdom hold 7,150,549 (2008: 9,450,493) PLC shares. The trustees of these trusts have agreed, until further notice, to waive dividends on these shares, save for the nominal sum of 0.01p per 3 1/9p ordinary share. Shares acquired for this purpose during 2009 represented less than 0.1% of the Group’s called up capital. The balance of shares held in connection with share plans at 31 December 2009 represented 1.7% (2008: 2.2%) of the Group’s called up capital.
The book value of €965 million (2008: €1,191 million) of all shares held in respect of share-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves (see note 23 on page 119). Their market value at 31 December 2009 was €1,187 million (2008: €1,134 million).
At 31 December 2009 there were no options for which the exercise price was above market price. At 31 December 2008 the exercise price of 27,102,133 NV and PLC options were above the market price of the shares.
Shares held to satisfy options are accounted for in accordance with IAS 32 and SIC 12. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves. In 2008 this included €6 million for shares held to meet options expiring in the short term which were priced above market value. The basis of the charge to operating profit for the economic value of options granted is discussed on page 126.
Between 31 December 2009 and 1 March 2010, no grants were made and 144,276 shares were forfeited related to the performance share plans.
Unilever Annual Report and Accounts 2009    127

Financial statements
Notes to the consolidated financial statements Unilever Group
30 Related party transactions
The following related party balances existed with associate or joint venture businesses at 31 December:

	€ million	€ million
Related party balances	2009	2008

Trading and other balances due from joint ventures	231	240
Trading and other balances due from/(to) associates	5	(33)

Joint ventures
Unilever completed the restructuring of its Portuguese business as at 1 January 2007. Sales by Unilever group companies to Unilever Jeronimo Martins and Pepsi Lipton International were €91 million and €14 million in 2009 (2008: €84 million and €12 million) respectively. Sales from Jeronimo Martins to Unilever group companies were €46 million in 2009 (2008: €48 million). Balances owed by/(to) Unilever Jerónimo Martins and Pepsi Lipton International at 31 December 2009 were €230 million and €1 million (2008: €238 million and €2 million) respectively.
Associates
At 31 December 2009 the outstanding balance receivable from JohnsonDiversey Holdings Inc. was €5 million (2008: balance payable was €33 million). Agency fees payable to JohnsonDiversey in connection with the sale of Unilever branded products through their channels amounted to approximately €20 million in 2009 (2008: €24 million).
Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects. Since the Langholm fund was launched in 2002, Unilever has invested €76 million in Langholm, with an outstanding commitment at the end of 2009 of €21 million. Unilever has received back a total of €123 million in cash from its investment in Langholm.
Physic Ventures is an early stage venture capital fund based in San Francisco, focusing on consumer-driven health, wellness and sustainable living. Unilever has invested €20 million in Physic Ventures since the launch of the fund in 2007. At 31 December 2009 the outstanding commitment with Physic Ventures was €43 million.
31 Remuneration of auditors

	€ million	€ million	€ million
	2009	2008	2007

Fees payable to PricewaterhouseCoopers(a) for the audit of the consolidated and parent company accounts of Unilever N.V. and Unilever PLC	(5)	(7)	(5)
Fees payable to PricewaterhouseCoopers(b) for the audit of accounts of subsidiaries of Unilever N.V. and Unilever PLC pursuant to the legislation	(14)	(15)	(17)

Total statutory audit fees(c)	(19)	(22)	(22)

Other services supplied pursuant to such legislation	–	(1)	(1)
Other services relevant to taxation	(2)	(2)	(2)
Services relating to corporate finance transactions	–	(2)	(1)
All other services	(1)	(1)	(1)

(a)	Of which:

€1 million was paid to PricewaterhouseCoopers Accountants N.V. (2008: €2 million; 2007: €1 million); and €4 million was paid to PricewaterhouseCoopers LLP (2008: €5 million; 2007: €4 million).

(b)	Comprises fees paid to the network of separate and independent member firms of PricewaterhouseCoopers International Limited for audit work on statutory financial statements and group reporting returns of subsidiary companies.

(c)	In addition, €1 million of statutory audit fees were payable to PricewaterhouseCoopers in respect of services supplied to associated pension schemes (2008: €1 million; 2007: €1 million).
32 Events after the balance sheet date
As agreed at the AGMs and at meetings of ordinary shareholders in May 2009 Unilever has with effect from 1 January 2010 moved to an arrangement of paying quarterly dividends. The first quarterly interim dividends of €0.1950 per NV ordinary share and £0.1704 per PLC ordinary share were declared on 4 February 2010.
128    Unilever Annual Report and Accounts 2009

Financial record Unilever Group
In the schedules below, figures within the income statement and for earnings per share reflect the classification between continuing and discontinued operations which has applied for our reporting during 2006–2009. Figures for 2005 also reflect this classification, and therefore differ from those originally published for that year.

	€ million	€ million	€ million	€ million	€ million
Consolidated income statement	2009	2008	2007	2006	2005

Continuing operations:
Turnover	39,823	40,523	40,187	39,642	38,401

Operating profit	5,020	7,167	5,245	5,408	5,074

Net finance costs	(593)	(257)	(252)	(721)	(613)
Income from non-current investments	489	219	191	144	55

Profit before taxation	4,916	7,129	5,184	4,831	4,516
Taxation	(1,257)	(1,844)	(1,128)	(1,146)	(1,181)

Net profit from continuing operations	3,659	5,285	4,056	3,685	3,335
Net profit from discontinued operations	–	–	80	1,330	640

Net profit	3,659	5,285	4,136	5,015	3,975
Attributable to:
Minority interests	289	258	248	270	209
Shareholders’ equity	3,370	5,027	3,888	4,745	3,766

	€	€	€	€	€
Combined earnings per share(a)	2009	2008	2007	2006	2005

Continuing operations:
Basic earnings per share	1.21	1.79	1.32	1.19	1.07
Diluted earnings per share	1.17	1.73	1.28	1.15	1.04
Total operations:
Basic earnings per share	1.21	1.79	1.35	1.65	1.29
Diluted earnings per share	1.17	1.73	1.31	1.60	1.25

	€ million	€ million	€ million	€ million	€ million
Consolidated balance sheet	2009	2008	2007	2006	2005

Non-current assets	26,205	24,967	27,374	27,571	28,358
Current assets	10,811	11,175	9,928	9,501	11,142

Total assets	37,016	36,142	37,302	37,072	39,500
Current liabilities	(11,599)	(13,800)	(13,559)	(13,884)	(15,394)

Total assets less current liabilities	25,417	22,342	23,743	23,188	24,106

Non-current liabilities	12,881	11,970	10,924	11,516	15,341

Shareholders’ equity	12,065	9,948	12,387	11,230	8,361
Minority interests	471	424	432	442	404

Total equity	12,536	10,372	12,819	11,672	8,765

Total capital employed	25,417	22,342	23,743	23,188	24,106

	€ million	€ million	€ million	€ million	€ million
Consolidated cash flow statement	2009	2008	2007	2006	2005

Net cash flow from operating activities	5,774	3,871	3,876	4,511	4,353
Net cash flow from/(used in) investing activities	(1,263)	1,415	(623)	1,155	515
Net cash flow from/(used in) financing activities	(4,301)	(3,130)	(3,009)	(6,572)	(4,821)

Net increase/(decrease) in cash and cash equivalents	210	2,156	244	(906)	47
Cash and cash equivalents at the beginning of the year	2,360	901	710	1,265	1,406
Effect of foreign exchange rates	(173)	(697)	(53)	351	(188)

Cash and cash equivalents at the end of the year	2,397	2,360	901	710	1 265

(a)	For the basis of the calculations of combined earnings per share see note 7 on page 92.
Unilever Annual Report and Accounts 2009    129

Financial statements
Financial record Unilever Group

Ratios and other metrics	2009	2008	2007	2006	2005

Operating margin (%)	12.6	17.7	13.1	13.6	13.2
Net profit margin (%)(b)	8.5	12.4	9.7	12.0	9.8
Ungeared free cash flow (€ million)(c)	4,941	3,236	3,769	4,222	4,011
Return on invested capital (%)(d)	11.2	15.7	12.7	14.6	12.5
Ratio of earnings to fixed charges (times)(e)	8.8	11.7	8.3	7.5	6.5

(b)	Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover from continuing operations.

(c)	Ungeared free cash flow is a non-GAAP measure and is defined and described on page 45.

(d)	Return on invested capital is a non-GAAP measure and is defined and described on page 45.

(e)	In the ratio of earnings to fixed charges, earnings consist of net profit from continuing operations excluding net profit or loss of joint ventures and associates increased by fixed charges, income taxes and dividends received from joint ventures and associates. Fixed charges consist of interest payable on debt and a portion of lease costs determined to be representative of interest. This ratio takes no account of interest receivable although Unilever’s treasury operations involve both borrowing and depositing funds.
Exchange rates
Unilever reports its financial results and balance sheet position in euros. Other currencies which may significantly impacts our financial statements are sterling and US dollars. Average and year-end exchange rates for these two currencies for the last five years are given below.

	2009	2008	2007	2006	2005

Year end
€1 = US $	1.433	1.417	1.471	1.317	1.184
€1 = £	0.888	0.977	0.734	0.671	0.686

Average
€1 = US $	1.388	1.468	1.364	1.254	1.244
€1 = £	0.891	0.788	0.682	0.682	0.684

Dividend record
The following tables show the dividends paid by NV and PLC for the last five years, expressed in terms of the revised share denominations which became effective from 22 May 2006. Differences between the amounts ultimately received by US holders of NV and PLC shares are the result of changes in exchange rate between the equalisation of the dividends and the date of payment.
Following agreement at the 2009 AGMs and separate meetings of ordinary shareholders, the Equalisation Agreement was modified to facilitate the payment of quarterly dividends from 2010 onwards. On 4 February 2010 the Board announced the first quarterly dividends payable under these arrangements, amounting to €0.1950 per NV ordinary share and £0.1704 per PLC ordinary share.
The dividend timetable for the remainder of 2010 is shown on page 146.
NV dividends

	2009	2008	2007	2006	2005

Interim dividend per €0.16	€0.2695	€0.2600	€0.2500	€0.2300	€0.2200
Final dividend per €0.16	–	€0.5100	€0.5000	€0.4700	€0.4400
One-off dividend per €0.16	–	–	–	€0.2600	–

Interim dividend per €0.16 (US Registry)	$0.3950	$0.3320	$0.3612	$0.2934	$0.2638
Final dividend per €0.16 (US Registry)	–	$0.6917	$0.7737	$0.6363	$0.5613
One-off dividend per €0.16 (US Registry)	–	–	–	$0.3316	–

PLC dividends

	2009	2008	2007	2006	2005

Interim dividend per 3 1/9p	£0.2422	£0.2055	£0.1700	£0.1562	£0.1504
Final dividend per 3 1/9p	–	£0.4019	£0.3411	£0.3204	£0.3009
One-off dividend per 3 1/9p	–	–	–	£0.1766	–

Interim dividend per 3 1/9p (US Registry)	$0.3950	$0.3301	$0.3525	$0.2983	$0.2655
Final dividend per 3 1/9p (US Registry)	–	$0.6097	$0.6615	$0.6357	$0.5583
One-off dividend per 3 1/9p (US Registry)	–	–	–	$0.3372	–

130    Unilever Annual Report and Accounts 2009

Principal group companies and non-current investments Unilever Group as at 31 December 2009

The companies listed below and on page 132 are those which, in the opinion of the Directors, principally affect the amount of profit and assets shown in the Unilever Group accounts. The Directors consider that those companies not listed are not significant in relation to Unilever as a whole.
Full information as required by Articles 379 and 414 of Book 2 of the Civil Code in the Netherlands has been filed by Unilever N.V. with the Commercial Registry in Rotterdam.
Particulars of PLC group companies and other significant holdings as required by the United Kingdom Companies Act 2006 will be annexed to the next Annual Return of Unilever PLC.
Unless otherwise indicated, the companies are incorporated and principally operate in the countries under which they are shown.
The aggregate percentage of equity capital directly or indirectly held by NV or PLC is shown in the margin, except where it is 100%. All these percentages are rounded down to the nearest whole number.
The percentage of Unilever’s shareholdings held either directly or indirectly by NV and PLC are identified in the tables according to the following code:

NV 100%	a
PLC 100%	b
NV 55%; PLC 45%	c
NV 68%; PLC 32%	d
NV 17%; PLC 83%	e
NV 15%; PLC 85%	f
NV 19%; PLC 81%	g
NV 66%; PLC 34%	h
NV 69%; PLC 31%	i

Due to the inclusion of certain partnerships in the consolidated group accounts of Unilever, para 264(b) of the German trade law grants an exemption from the duty to prepare individual statutory financial statements and management reports in accordance with the requirements for limited liability companies and to have these audited and published.
Group companies

%		Ownership

Argentina
	Unilever de Argentina S.A.	d

Australia
	Unilever Australia Ltd.	b

Belgium
	Unilever Belgium BVBA/SPRL (Unibel)	a

Brazil
	Unilever Brasil Ltda.	d

Canada
	Unilever Canada Inc.	d

Chile
	Unilever Chile Home and Personal Care Ltda.	d

China
	Unilever Services (He Fei) Co Limited	a

France
99	Unilever France	d

Group companies (continued)

%		Ownership

Germany
	Maizena Grundstücksverwaltung GmbH & Co. OHG	h
	Pfanni GmbH & Co. OHG Stavenhagen	d
	Pfanni Werke Grundstücksverwaltung GmbH & Co. OHG	h
	UBG Vermietungs GmbH & Co. OHG	i
	Unilever Deutschland GmbH	d
	Unilever Deutschland Holding GmbH	d
	Unilever Deutschland Immobilien Leasing GmbH & Co. OHG	i
	Unilever Deutschland Produktions GmbH & Co. OHG	d
	Wizona IPR GmbH & Co. OHG	d

Greece
	Elais Unilever Hellas SA	a

India
52	Hindustan Unilever Ltd.	b

Indonesia
85	P.T. Unilever Indonesia Tbk	d

Italy
	Unilever Italia SrL	d

Japan
	Unilever Japan KK	a

Mexico
	Unilever de México S. de R.L. de C.V.	d

The Netherlands
	Mixhold B.V.	d
	Unilever Finance International B.V.	a
	Unilever N.V.(a)	a
	Unilever Nederland B.V.	a
	UNUS Holding B.V	c

Poland
	Unilever Polska S.A.	a

Russia
	Unilever Rus	g

South Africa
74	Unilever South Africa (Pty) Limited	f

Spain
	Unilever España S.A.	a

Sweden
	Unilever Sverige AB	a

Switzerland
	Unilever Supply Chain Company AG	a
	Unilever Schweiz GmbH	a

Thailand
	Unilever Thai Trading Ltd.	d

(a)	See ‘Basis of consolidation’ in note 1 on page 83.

Unilever Annual Report and Accounts 2009    131

Financial statements
Principal group companies and non-current investments Unilever Group as at 31 December 2009

Group companies (continued)

%		Ownership

Turkey
	Unilever Sanayi ve Ticaret Türk A.Ş.	b

United Kingdom
	Unilever UK Ltd.	e
Unilever PLC(a)
	Unilever UK Holdings Ltd.	b
	Unilever UK & CN Holdings Ltd.	e

United States of America
	Conopco, Inc.	c
	Unilever Capital Corporation	c
	Unilever United States, Inc.	c

(a)	See ‘Basis of consolidation’ in note 1 on page 83.
Joint ventures

%		Ownership

Portugal
55	Unilever Jerónimo Martins, Lda	b

United States of America
50	Pepsi/Lipton Partnership	c

Associates

%		Ownership

United Kingdom
40	Langholm Capital Partners L.P.	b

In addition, we have revenues either from our own operations or through agency agreements in the following locations: Albania, Algeria, Andorra, Angola, Antigua, Armenia, Austria, Azerbaijan, Bahamas, Bahrain, Bangladesh, Barbados, Belarus, Belize, Benin, Bhutan, Bolivia, Bosnia and Herzegovina, Botswana, Brunei, Bulgaria, Burkina Faso, Burundi, Cambodia, Cameroon, Cape Verde, Colombia, Comoros, Congo, Costa Rica, Côte d’Ivoire, Croatia, Cuba, Cyprus, Czech Republic, Democratic Republic of Congo, Denmark, Djibouti, Dominica, Dominican Republic, Ecuador, Egypt, El Salvador, Eritrea, Estonia, Ethiopia, Fiji, Finland, French Guiana, Gabon, Georgia, Ghana, Grenada, Guadeloupe, Guatemala, Guyana, Haiti, Honduras, Hong Kong, Hungary, Iceland, Iran, Iraq, Ireland, Israel, Jamaica, Jordan, Kazakhstan, Kenya, Kiribati, Kuwait, Kyrgyzstan, Latvia, Lebanon, Lesotho, Liberia, Libya, Lithuania, Luxembourg, Macedonia, Madagascar, Malawi, Malaysia, Mali, Malta, Marshall Islands, Martinique, Mauritania, Mauritius, Moldova (Republic of), Monaco, Montenegro, Morocco, Mozambique, Namibia, Nepal, New Zealand, Nicaragua, Niger, Nigeria, Norway, Oman, Pakistan, Palestine, Panama, Papua New Guinea, Paraguay, Peru, Philippines, Portugal, Qatar, Réunion, Romania, Rwanda, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and the Grenadines, Samoa, San Marino, Saudi Arabia, Senegal, Serbia, Seychelles, Sierra Leone, Singapore, Slovakia, Slovenia, Solomon Islands, Somalia, South Korea, Sri Lanka, Sudan, Suriname, Swaziland, Syria, Taiwan, Tajikistan, Tanzania, Timor-Leste, Tonga, Trinidad & Tobago, Tunisia, Turkmenistan, Uganda, Ukraine, United Arab Emirates, Uruguay, Uzbekistan, Vanuatu, Venezuela, Vietnam, Yemen, Zambia and Zimbabwe.

132    Unilever Annual Report and Accounts 2009

Company accounts Auditor’s report – Unilever N.V.

Independent auditor’s report to the shareholders of Unilever N.V.
Report on the company accounts
We have audited the company accounts which are part of the Annual Report 2009 of Unilever N.V., Rotterdam, for the year ended 31 December 2009 which comprise the balance sheet, profit and loss account and the related notes on pages 134 to 136.
We have reported separately on the consolidated accounts of the Unilever Group for the year ended 31 December 2009.
Directors’ responsibility
The Directors are responsible for the preparation and fair presentation of the company accounts in accordance with United Kingdom accounting standards and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Report of the Directors in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the company accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on the company accounts based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the company accounts are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the company accounts.
The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the company accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the company accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the company accounts.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the company accounts give a true and fair view of the financial position of Unilever N.V. as at 31 December 2009, and of its result for the year then ended in accordance with United Kingdom accounting standards and with Part 9 of Book 2 of the Netherlands Civil Code.
Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the Report of the Directors is consistent with the company accounts as required by 2:391 sub 4 of the Netherlands Civil Code.
Rotterdam, The Netherlands, 2 March 2010
PricewaterhouseCoopers Accountants N.V.
R A J  Swaak RA

Unilever Annual Report and Accounts 2009    133

Financial statements
Company accounts Unilever N.V.
Balance sheet as at 31 December
(after proposed appropriation of profit)

	€ million	€ million
	2009	2008

Fixed assets
Fixed investments	26,289	26,245

Debtors due after more than one year	3,242	2,918
Deferred taxation	18	–

Total non-current assets	3,260	2,918

Debtors due within one year	1,740	2,656
Deferred taxation	20	–
Cash at bank and in hand	14	7

Total current assets	1,774	2,663
Creditors due within one year	(17,163)	(18,122)

Net current assets/(liabilities)	(15,389)	(15,459)

Total assets less current liabilities	14,160	13,704

Creditors due after more than one year	6,515	6,207

Provisions for liabilities and charges (excluding pensions and similar obligations)	15	59

Net pension liability	90	84

Capital and reserves	7,540	7,354

Called up share capital	275	275
Share premium account	20	20
Legal reserves	16	16
Other reserves	(3,428)	(3,559)
Profit retained	10,657	10,602

Total capital employed	14,160	13,704

Profit and loss account for the year ended 31 December

	€ million	€ million
	2009	2008

Income from fixed investments after taxation	1,306	1,422
Other income and expenses	(19)	291

Profit for the year	1,287	1,713

For the information required by Article 392 of Book 2 of the Civil Code in the Netherlands, refer to pages 133 and 137. Pages 135 and 136 are part of the notes to the Unilever N.V. company accounts.
The company accounts of Unilever N.V. are included in the consolidated accounts of the Unilever Group. Therefore, and in accordance with Article 402 of Book 2 of the Civil Code in the Netherlands, the profit and loss account only reflects the income from fixed investments after taxation and other income and expenses after taxes. The company accounts of Unilever N.V. do not contain a cash flow statement as this is not required by Book 2 of the Civil Code in the Netherlands.
The Board of Directors
2 March 2010
134    Unilever Annual Report and Accounts 2009

Notes to the company accounts Unilever N.V.

Accounting information and policies
Basis of preparation
The company accounts of Unilever N.V. comply in all material respects with legislation in the Netherlands. As allowed by Article 362.1 of Book 2 of the Civil Code in the Netherlands, the company accounts are prepared in accordance with United Kingdom accounting standards, unless such standards conflict with the Civil Code in the Netherlands which would in such case prevail.
The accounts are prepared under the historical cost convention as modified by the revaluation of financial assets classified as ‘available-for-sale investments’, ‘financial assets at fair value through profit or loss’, and ‘derivative financial instruments’ in accordance with the accounting policies set out below which have been consistently applied.
Accounting policies
The principal accounting policies are as follows:
Fixed investments
Shares in group companies are stated at cost less any amounts written off to reflect a permanent impairment. Any impairment is charged to the profit and loss account as it arises. In accordance with Article 385.5 of Book 2 of the Civil Code in the Netherlands, Unilever N.V. shares held by Unilever N.V. subsidiaries are deducted from the carrying value of those subsidiaries. This differs from the accounting treatment under UK GAAP, which would require these amounts to be included within fixed investments.
Financial instruments and derivative financial instruments
The company’s accounting policies under United Kingdom generally accepted accounting principles (UK GAAP) namely FRS 25 ‘Financial Instruments: Presentation’, FRS 26 ‘Financial Instruments: Measurement’ and FRS 29 ‘Financial Instruments: Disclosures’ are the same as the Unilever Group’s accounting policies under International Financial Reporting Standards (IFRS) namely IAS 32 ‘Financial Instruments: Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’. The policies are set out under the heading ‘Financial instruments’ in note 1 to the consolidated accounts on pages 84 and 85. NV is taking the exemption for not providing all the financial instruments disclosures, because IFRS 7 disclosures are given in note 15 to the consolidated accounts on pages 104 to 110.
Deferred taxation
Full provision is made for deferred taxation on all significant timing differences arising from the recognition of items for taxation purposes in different periods from those in which they are included in the company’s accounts. Full provision is made at the rates of tax prevailing at the year end unless future rates have been enacted or substantively enacted. Deferred tax assets and liabilities have not been discounted.
Own shares held
Own shares held by the company are accounted for in accordance with Dutch law and UK GAAP, namely FRS 25 ‘Financial Instruments: Presentation’. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves.
Retirement benefits
Unilever N.V. has accounted for pensions and similar benefits under the United Kingdom Financial Reporting Standard 17 ‘Retirement benefits’ (FRS 17). The operating and financing costs of defined benefit plans are recognised separately in the profit and loss account; service costs are systematically spread over the service lives of employees, and financing costs are recognised in the periods in which they arise. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognised immediately in the statement of comprehensive income. The costs of individual events such as past service benefit enhancements, settlements and curtailments are recognised immediately in the profit and loss account. The liabilities and, where applicable, the assets of defined benefit plans are recognised at fair value in the balance sheet. The charges to the profit and loss account for defined contribution plans are the company contributions payable and the assets of such plans are not included in the company balance sheet.
Dividends
Under Financial Reporting Standard 21 ‘Events after the Balance Sheet Date’ (FRS 21), proposed dividends do not meet the definition of a liability until such time as they have been approved by shareholders at the Annual General Meeting. Therefore, we do not recognise a liability in any period for dividends that have been proposed but will not be approved until after the balance sheet date. This holds for external dividends as well as intra-group dividends paid to the parent company.
Taxation
Unilever N.V. together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. The members of the fiscal entity are jointly and severally liable for any taxes payable by the Dutch tax grouping.

Fixed investments	€ million	€ million
	2009	2008

Shares in group companies	26,095	25,989
PLC shares held in connection with share options	194	256

	26,289	26,245

Movements during the year:
1 January	26,245	24,423
PLC shares held in connection with share options	(62)	72
NV shares held by group companies	–	189
Additions(a)	3,840	5,620
Decreases(a)	(3,734)	(4,059)

31 December	26,289	26,245

(a)	The additions relate to two investments in group companies. The decreases relate to repayments made by the subsidiary Unilever Finance International B.V. and to the divestment of three group companies.

Debtors	€ million	€ million
	2009	2008

Loans to group companies	3,242	3,688
Other amounts owed by group companies	1,668	1,801
Taxation	28	24
Other	44	61

	4,982	5,574

Of which due after more than one year	3,242	2,918

Unilever Annual Report and Accounts 2009    135

Financial statements

Cash at bank and in hand
There was no cash at bank and in hand for which payment notice was required at either 31 December 2009 or 31 December 2008.

Creditors	€ million	€ million
	2009	2008

Due within one year:
Other amounts owed to group companies	15,967	16,030
Loans from group companies	972	1,150
Bonds and other loans	33	772
Taxation and social security	15	15
Accruals and deferred income	67	88
Other	109	67

	17,163	18,122

Due after more than one year:
Bonds and other loans	3,297	2,961
Loans from group companies	3,089	3,089
Accruals and deferred income	5	33
Preference shares	124	124

	6,515	6,207

Creditors due after five years amount to €1,107 million (2008: €1,103 million) (Article 375.2 of Book 2 of the Civil Code in the Netherlands).
Ordinary share capital
Shares numbered 1 to 2,400 are held by a subsidiary of NV and a subsidiary of PLC, each holding 50%. Additionally, 170,178,644 (2008: 177,223,649) €0.16 ordinary shares are held by NV and other group companies. Further details are given in note 22 to the consolidated accounts on page 119.
Share premium account
The share premium shown in the balance sheet is not available for the issue of bonus shares or for repayment without incurring withholding tax payable by the company. This is despite the change in tax law in the Netherlands, as a result of which dividends received from 2001 onwards by individual shareholders who are resident in the Netherlands are no longer taxed.

Other reserves	€ million	€ million
	2009	2008

1 January	(3,559)	(2,437)
Change during the year	131	(1,122)

31 December	(3,428)	(3,559)

Other reserves relate to own shares held.

Profit retained	€ million	€ million
	2009	2008

1 January	10,602	10,009
Profit for the year	1,287	1,713
Ordinary dividends – final 2007	–	(779)
Ordinary dividends – interim 2008	–	(401)
Ordinary dividends – final 2008	(786)	–
Ordinary dividends – interim 2009	(417)	–
Taxation charge	2	(11)
Realised profit/(loss) on shares/certificates held to meet employee share options	(8)	14
Changes in present value of net pension liability	(9)	53
Other charges	(14)	4

31 December	10,657	10,602

As shown in note 24 on page 120, the total profit retained of NV amounts to €16,458 million (2008: €15,343 million). This is made up of the Parent Unilever N.V. €10,657 million (2008: €10,602 million), other NV group companies €5,730 million (2008: €4,732 million) and joint ventures and associates €71 million (2008: €9 million).

Provisions for liabilities and charges (excluding	€ million	€ million
pensions and similar obligations)	2009	2008

Deferred taxation	–	18
Other provisions	15	41

	15	59

Of which due within one year	14	59

	€ million	€ million
Net pension liability	2009	2008

Funded retirement benefit	(9)	(12)
Unfunded retirement liability	99	96

	90	84

Contingent liabilities
Contingent liabilities are not expected to give rise to any material loss and include guarantees given for group companies. The estimated total of such liabilities as at 31 December 2009 was some €5,193 million (2008: €6,050 million) of which €3,655 million (2008: €4,420 million) was also guaranteed by PLC. The fair value of such guarantees was not significant in either 2008 or 2009. The guarantees issued to other companies were immaterial.
NV has issued joint and several liability undertakings, as defined in Article 403 of Book 2 of the Civil Code in the Netherlands, for almost all Dutch group companies. These written undertakings have been filed with the office of the Company Registry in whose area of jurisdiction the group company concerned has its registered office.
Directors’ remuneration
Information about the remuneration of Directors is given in the tables noted as audited in the Directors’ Remuneration Report on pages 67 to 73, incorporated and repeated here by reference.

136    Unilever Annual Report and Accounts 2009

Further statutory and other information Unilever N.V.

The rules for profit appropriation in the Articles of Association
(summary of Article 38)
The profit for the year is applied firstly to the reserves required by law or by the Equalisation Agreement, secondly to cover losses of previous years, if any, and thirdly to the reserves deemed necessary by the Board of Directors. Dividends due to the holders of the Cumulative Preference Shares, including any arrears in such dividends, are then paid; if the profit is insufficient for this purpose, the amount available is distributed to them in proportion to the dividend percentages of their shares. Any profit remaining thereafter shall be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings of ordinary shares. The General Meeting can only decide to make distributions from reserves on the basis of a proposal by the Board and in compliance with the law and the Equalisation Agreement.

Proposed profit appropriation	€ million	€ million
	2009	2008

Profit for the year (available for distribution)	1,287	1,713
Interim dividend already paid	(417)	(401)

To profit retained	870	1,312

Post balance sheet event
On 4 February 2010 the Directors announced a dividend of €0.1950 per Unilever N.V. ordinary share. The dividend is payable from 17 March 2010 to shareholders registered at close of business on 12 February 2010.
Special controlling rights under the Articles of Association
See note 22 to the consolidated accounts on page 119.
Auditors
A resolution will be proposed at the Annual General Meeting on 11 May 2010 for the re-appointment of PricewaterhouseCoopers Accountants N.V. as auditors of Unilever N.V. The present appointment will end at the conclusion of the Annual General Meeting. For details of the remuneration of the auditors please refer to note 31 on page 128.

Corporate Centre
Unilever N.V.
Weena 455
PO Box 760
3000 DK Rotterdam
The Netherlands
Unilever Annual Report and Accounts 2009    137

Financial statements
Company accounts Auditors’ report – Unilever PLC

Independent auditors’ report to the members of Unilever PLC on the parent company accounts
We have audited the parent company accounts of Unilever PLC for the year ended 31 December 2009 which comprise the balance sheet and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).
Respective responsibilities of Directors and auditors
As explained more fully in the Statement of Directors’ Responsibilities on page 76, the Directors are responsible for the preparation of the parent company accounts and for being satisfied that they give a true and fair view. Our responsibility is to audit the parent company accounts in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.
This report, including the opinions, has been prepared for and only for the shareholders of Unilever PLC as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of the audit of the accounts
An audit involves obtaining evidence about the amounts and disclosures in the accounts sufficient to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the accounts.
Opinion on accounts
In our opinion the parent company accounts:
•	give a true and fair view of the state of the company’s affairs as at 31 December 2009;

•	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

•	have been prepared in accordance with the Companies Act 2006.
Opinion on other matters prescribed by the Companies Act 2006
In our opinion:
•	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

•	the information given in the Report of the Directors for the financial year for which the parent company accounts are prepared is consistent with the parent company accounts.
Matters on which we are required to report by exception
We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:
•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company accounts and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.
Other matter
We have reported separately on the consolidated financial statements of Unilever Group for the year ended 31 December 2009.

Richard Sexton
(Senior Statutory Auditor)
For and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
2 March 2010

138    Unilever Annual Report and Accounts 2009

Company accounts Unilever PLC
Balance sheet as at 31 December

	£ million	£ million
	2009	2008

Fixed assets
Intangible assets	7	9
Fixed asset investments	5,929	4,393

Current assets
Debtors due within one year	375	595

Total current assets	375	595
Creditors due within one year	(3,761)	(3,379)

Net current assets/(liabilities)	(3,386)	(2,784)

Total assets less current liabilities	2,550	1,618

Creditors due after more than one year	743	–

Provision for liabilities and charges (excluding pensions and similar obligations)	10	10

Capital and reserves	1,797	1,608

Called up share capital	41	41
Share premium account	94	94
Capital redemption reserve	11	11
Other reserves	(455)	(489)
Profit retained	2,106	1,951

Total capital employed	2,550	1,618

As permitted by Section 408 of the United Kingdom Companies Act 2006, an entity profit and loss account is not included as part of the published company accounts for PLC. Under the terms of Financial Reporting Standard 1 (revised 1996) ‘Cash Flow Statements’ (FRS 1) a cash flow statement is not included, as the cash flows are included in the consolidated cash flow statement of the Unilever Group.
On behalf of the Board of Directors
M Treschow Chairman
P Polman Chief Executive Officer
2 March 2010
Unilever Annual Report and Accounts 2009    139

Financial statements
Notes to the company accounts Unilever PLC
Accounting information and policies
Basis of preparation
The accounts have been prepared in accordance with applicable United Kingdom accounting standards and the United Kingdom Companies Act 2006.
The accounts are prepared under the historical cost convention as modified by the revaluation of financial assets classified as ‘available-for-sale investments’, ‘financial assets at fair value through profit or loss’, and ‘derivative financial instruments’ in accordance with the accounting policies set out below which have been consistently applied.
Accounting policies
The principal accounting policies are as follows:
Intangible assets
Intangible assets comprise trademarks purchased after 1 January 1998 and are amortised in the profit and loss account over their expected useful lives of up to a maximum of 20 years. They are subject to review for impairment in accordance with United Kingdom Financial Reporting Standard 11 ‘Impairment of Fixed Assets and Goodwill’ (FRS 11). Any impairment is charged to the profit and loss account as it arises.
Fixed asset investments
Shares in group companies are stated at cost less any amounts written off to reflect a permanent impairment. Any impairment is charged to the profit and loss account as it arises.
Financial instruments
The company’s accounting policies under United Kingdom generally accepted accounting principles (UK GAAP) namely FRS 25 ‘Financial Instruments: Presentation’, FRS 26 ‘Financial Instruments: Measurement’ and FRS 29 ‘Financial Instruments: Disclosures’ are the same as the Unilever Group’s accounting policies under International Financial Reporting Standards (IFRS) namely IAS 32 ‘Financial Instruments: Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’. The policies are set out under the heading ‘Financial instruments’ in note 1 to the consolidated accounts on pages 84 and 85. PLC is taking the exemption for not providing all the financial instruments disclosures, because IFRS 7 disclosures are given in note 15 to the consolidated accounts on pages 104 to 110.
Deferred taxation
Full provision is made for deferred taxation on all significant timing differences arising from the recognition of items for taxation purposes in different periods from those in which they are included in the company’s accounts. Full provision is made at the rates of tax prevailing at the year end unless future rates have been enacted or substantively enacted. Deferred tax assets and liabilities have not been discounted.
Shares held by employee share trusts
Shares held to satisfy options are accounted for in accordance with UK GAAP, namely FRS 25 ‘Financial Instruments: Presentation’, FRS 20 ‘Share Based Payments’ and Urgent Issues Task Force abstract 38 ‘Accounting for ESOP Trusts’ (UITF 38). All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to other reserves.
Dividends
Under Financial Reporting Standard 21 ‘Events after the Balance Sheet Date’ (FRS 21), proposed dividends do not meet the definition of a liability until such time as they have been approved by shareholders at the Annual General Meeting. Therefore, we do not recognise a liability in any period for dividends that have been proposed but will not be approved until after the balance sheet date. This holds for external dividends as well as intra-group dividends paid to the parent company.

140    Unilever Annual Report and Accounts 2009

Notes to the company accounts Unilever PLC

Fixed asset investments	£ million	£ million
	2009	2008

Shares in group companies(a)	5,929	4,393

(a)	The movement in the year is an additional investment in a group company.

Debtors	£ million	£ million
	2009	2008

Due within one year:
Amounts owed by group companies	374	593
Other	1	2

	375	595

Creditors	£ million	£ million
	2009	2008

Due within one year:
Amounts owed to group companies	3,687	3,273
Taxation and social security	63	100
Accruals and deferred income	11	6

	3,761	3,379

Due after more than one year:
Bonds and other loans(b)	743	–

(b)	During 2009 Unilever PLC issued the following senior notes:

•	on 19 March £350 million at 4.0% maturing December 2014 (year-end value at amortised cost £346 million)

•	on 17 June £400 million at 4.75% maturing June 2017 (year-end value amortised cost £397 million).
Provisions for liabilities and charges (excluding pensions and similar obligations)

	£ million	£ million
	2009	2008

Deferred taxation	10	10

Ordinary share capital
Information on the consolidation of ordinary shares is given in note 22 to the consolidated accounts on page 119.

Other reserves	£ million	£ million
	2009	2008

1 January	(489)	(281)
Change in book value of shares	34	(208)

31 December	(455)	(489)

Profit retained	£ million	£ million
	2009	2008

1 January	1,951	1,721
Profit for the year	977	931
Final dividend 2007 on ordinary and deferred shares	–	(439)
Interim dividend 2008 on ordinary and deferred shares	–	(262)
Final dividend 2008 on ordinary and deferred shares	(513)	–
Interim dividend 2009 on ordinary and deferred shares	(309)	–

31 December	2,106	1,951

Contingent liabilities
Contingent liabilities are not expected to give rise to any material loss and include guarantees given for group companies. The estimated total of such liabilities at 31 December 2009 was some £6,122 million (2008: £7,905 million) of which £3,245 million (2008: £4,319 million) was also guaranteed by NV. The fair value of such guarantees is not significant in either 2008 or 2009. The guarantees issued to other companies were immaterial.
Remuneration of auditors
The parent company accounts of Unilever PLC are required to comply with The Companies (Disclosure of Auditor Remuneration) Regulations 2005. Auditors’ remuneration in respect of Unilever PLC is included within the disclosures in note 31 on page 128.

Profit appropriation	£ million	£ million
	2009	2008

Profit for the year (available for distribution)	977	931
Interim dividend already paid	(309)	(262)

To profit retained	668	669

Post balance sheet event
On 4 February 2010 the Directors announced a dividend of £0.1704 per Unilever PLC ordinary share. The dividend is payable from 17 March 2010 to shareholders registered at close of business on 12 February 2010.

Unilever Annual Report and Accounts 2009    141

Financial statements
Further statutory and other information Unilever PLC

Directors’ Report of PLC and limitations of liability
For the purposes of the Companies Act 2006, the Directors’ Report of Unilever PLC for the year ended 31 December 2009 comprises this and the following page and the information contained in the Report of the Directors on pages 2 to 62 which includes the Company’s position on environment and corporate responsibility matters, the Directors’ Remuneration Report in respect of Directors’ interests in shares or debentures of the Group on pages 72 and 73, Dividends on page 93, Principal group companies and non-current investments on pages 131 and 132, Significant shareholders of PLC as disclosed on page 144, and Financial instruments and Treasury risk management on page 104. The information required to be given pursuant to Section 992 of the UK Companies Act 2006 is covered elsewhere in this Annual Report.
The Directors’ Report has been drawn up and presented in accordance with and in reliance upon English company law and liabilities of the Directors in connection with that report shall be subject to the limitations and restrictions provided by such law.
Under the Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report. Under English Law the Directors would be liable to Unilever (but not to any third party) if the Directors’ Report contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.
Business review
The UK Companies Act 2006 requires Unilever PLC to set out in this report a fair review of the business of the Group during the financial year ended 31 December 2009 including a description of the principal risks and uncertainties facing the Group and an analysis of the position of the Group’s business at the end of the financial year, known as a ‘Business review’.
The information that fulfils the current Business review requirements can be found on the following pages of this Annual Report which are incorporated into this report by reference:
•	a description of the principal risks and uncertainties facing the Group see pages 30 to 34;

•	the development and performance of the Group’s business during the year see pages 37 to 46;

•	the position of the Group’s business at the end of the year see pages 40 and 81;

•	key performance indicators see page 25 and 26;

•	other key indicators see pages 25 and 26;

•	main trends and factors likely to affect the future development, performance and position of the Group see page 30;

•	environmental matters and policy, including the impact of the Group’s business on the environment see pages 20 to 21;

•	employee matters and policy see pages 14 to 15, 28 and also below; and

•	a statement that the Directors do not believe that there are any contracts or other arrangements which are essential to the business of the Group is given on page 59.
Employee involvement and communication
Unilever’s UK companies maintain formal processes to inform, consult and involve employees and their representatives. We recognise collective bargaining on a number of sites and engage with employees via the Sourcing Unit Forum including officer representation from the three recognised trade unions. Our sites use tools such as Total Productive Maintenance which rely heavily on employee involvement, contribution and commitment.
A National Consultative Council covering employees and management representatives exists to provide a forum for discussing issues relating to the United Kingdom. A European Works Council, embracing employee and management representatives from countries within Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries.
The company carries out regular and wide-ranging monitoring surveys providing valuable insight into employee views, attitudes and levels of engagement.
The Directors’ Reports of the United Kingdom group companies contain more details about how they have communicated with their employees during 2009.
Equal opportunities and diversity
Under the umbrella of our Code of Business Principles, Unilever aims to ensure that people with disabilities, and other under-represented groups, are given the same training, development and prospects as other employees. Every effort is also made to retrain and support employees who become disabled while working within the Group.
The company continues to review ways in which greater diversity can be achieved in recruitment and selection. We have put in place policies which promote the achievement of diversity in our business and we review these regularly. For example, Unilever UK provides policies on home working, flexible working, maternity and paternity leave, child care provision and career breaks, which help us to meet the objective of greater employee diversity.
Charitable and other contributions
Unilever collates the cost of its community involvement activities using the London Benchmarking Group model. The model recommends the separation of charitable donations, community investment, commercial initiatives in the community and management costs relating to the programme of activity.
During 2009 UK group companies made a total contribution of £7.8 million, analysed as follows:
•	Charitable donations: £0.4 million

•	Community investment: £1.1 million

•	Commercial initiatives in the community: £6.1 million

•	Management costs: £0.2 million
No donation or contribution was made or expenditure incurred for political purposes.
Supplier payment policies
Individual operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. The Directors’ Reports of the United Kingdom operating companies give information about their supplier payment policies as required by the UK Companies Act 2006. PLC, as a holding company, does not itself make any relevant payments in this respect.

142    Unilever Annual Report and Accounts 2009

Further statutory and other information Unilever PLC

Auditors and disclosure of information to auditors
A resolution will be proposed at the AGM on 12 May 2010 for the re-appointment of PricewaterhouseCoopers LLP as auditors of PLC. The present appointment will end at the conclusion of the AGM.
To the best of each of the Directors’ knowledge and belief, and having made appropriate enquiries of other officers of the Unilever Group, all information relevant to enabling the auditors to provide their opinions on PLC’s consolidated and parent company accounts has been provided. Each of the Directors has taken all reasonable steps to ensure their awareness of any relevant audit information and to establish that the company’s auditors are aware of any such information.
Authority to purchase own shares
At the AGM of PLC held on 13 May 2009, authority was given pursuant to Article 64 of the PLC Articles of Association to make market purchases of PLC ordinary shares of 3 1/9p each, to a maximum of 290 million shares. This authority will expire at the AGM on 12 May 2010, and a resolution will be proposed to renew the authority.
Details of shares purchased by an employee share trust and Unilever group companies to satisfy options granted under PLC’s employee share schemes are given in note 29 to the consolidated accounts on pages 126 to 127.

Corporate Centre	Unilever PLC Registered Office
Unilever PLC	Port Sunlight
Unilever House	Wirral
100 Victoria Embankment	Merseyside CH62 4ZD
London EC4Y 0DY	Registered number 41424
Unilever PLC Registrars
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
By Order of the Board
S G Williams
Secretary of Unilever PLC
2 March 2010

Unilever Annual Report and Accounts 2009    143

Shareholder information
Shareholder information
Analysis of shareholding
Significant shareholders of NV
As far as we are aware the only holders of more than 5% (as referred to in the Act on Financial Supervision in the Netherlands) in the NV share capital (apart from the Foundation Unilever NV Trust Office, see page 58, and shares held in treasury by NV, see page 58) are ING Groep N.V. (‘ING’), ASR Nederland N.V. (‘ASR’) and AEGON N.V. (‘AEGON’).
The voting rights of such shareholders are the same as for other holders of the class of share indicated. The three shareholders have each notified the Netherlands Authority for the Financial Markets (AFM) of their holdings. Detailed below are the interests in NV shares provided to the Company by ING, ASR and AEGON in the second half of 2009. All interests are mainly held in cumulative preference shares.
ING
•	8,613,107 (0.50%) ordinary shares (€1,378,097)

•	20,665 (71.26%) 7% cumulative preference shares (€8,856,399)

•	74,088 (46.0%) 6% cumulative preference shares (€31,751,894)

•	504,440 (67.26%) 4% cumulative preference shares (€21,620,298)
ASR
•	2,680,897 (0.16%) ordinary shares (€428,944)

•	46,000 (28.56%) 6% cumulative preference shares (€19,714,220)
AEGON
•	1,261,726 (0.07%) ordinary shares (€201,876)

•	4,995 (17.22%) 7% cumulative preference shares (€2,140,707)

•	29,540 (18.34%) 6% cumulative preference shares (€12,659,957)

•	157,106 (20.95%) 4% cumulative preference shares (€6,733,563)
Between 1 January 2007 and 31 December 2009, ING and AEGON have held more than 5% in the share capital of NV. As from July 2007 ASR (previously Fortis Utrecht N.V.) have held more than 5% in the share capital of NV.
Significant shareholders of PLC
The following table gives notified details of shareholders who held more than 3% of, or 3% of voting rights attributable to, PLC’s shares or deferred stock (excluding treasury shares) on 1 March 2010. The voting rights of such shareholders are the same as for other holders of the class of share indicated.

		Number of	Approximate
Title of class	Name of holder	shares held	% held

Deferred Stock	Naamlooze Vennootschap Elma	50,000	50
	United Holdings Limited	50,000	50

Ordinary shares	BlackRock, Inc.	74,570,243	6
	Trustees of the Leverhulme Trust and the Leverhulme Trade Charities Trust	70,566,764	5
	Legal & General Group plc	54,184,916	4
Between 1 January 2007 and 31 December 2009, Barclays PLC, Legal & General Group plc and BlackRock, Inc. have held more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary shares. During this period, and as notified, certain of these holdings reduced to below the reporting 3% threshold. The table above sets out the notifiable interest of shares or voting rights attributable to PLC as at 1 March 2010.
144    Unilever Annual Report and Accounts 2009

Analysis of shareholding (continued)
Controlling security holders
To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, any foreign government or by any other legal or natural person. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of us.
Analysis of PLC registered holdings
At 31 December 2009 PLC had 60,614 ordinary shareholdings.
The following table analyses the registered holdings of PLC’s 3 1/9p ordinary shares at 31 December 2009:

		Number		Total
Number of shares		of holdings	%	shares held	%

1 –	1,000	40,281	66.45	16,113,862	1.23
1,001 –	2,500	11,992	19.78	19,045,950	1.45
2,501 –	5,000	4,560	7.52	15,917,191	1.22
5,001 –	10,000	1,883	3.11	12,870,889	0.98
10,001 –	25,000	737	1.22	11,087,673	0.85
25,001 –	50,000	291	0.48	10,203,090	0.78
50,001 –	100,000	205	0.34	14,432,731	1.10
100,001 –	1,000,000	497	0.82	162,170,247	12.38
Over 1,000,000		168	0.28	1,048,314,728	80.01

		60,614	100.00	1,310,156,361	100.00

Purchases of shares during 2009
In March 2009 Unilever group companies purchased 29,666 NV ordinary shares for €0.4 million and 27,769 PLC ordinary shares also for €0.4 million.
Unilever Annual Report and Accounts 2009    145

Shareholder information
Shareholder information (continued)
Financial calendar

Annual General Meetings		Voting Record	Voting &
	Date	date	Registration date

NV	10.30am 11 May 2010	20 April 2010	04 May 2010

PLC	11.00am 12 May 2010	10 May 2010	10 May 2010

Announcements of results

First Quarter	29 April 2010	Third Quarter	4 November 2010
Second Quarter	5 August 2010	Fourth Quarter	3 February 2011

Quarterly Dividends for 2010
Dates listed below are applicable to all four Unilever listings (NV Ordinary shares, PLC Ordinary shares, NV New York shares, and PLC ADRs).

		Ex-dividend	Record	Payment
	Announced	date	date	date

Q4 2009	4 February 2010	10 February 2010	12 February 2010	17 March 2010
Q1 2010	29 April 2010	12 May 2010	14 May 2010	16 June 2010
Q2 2010	5 August 2010	11 August 2010	13 August 2010	15 September 2010
Q3 2010	4 November 2010	10 November 2010	12 November 2010	15 December 2010

Preferential Dividends – NV

		Ex-dividend	Record	Payment
	Announced	date	date	date

4%	3 December 2010	6 December 2010	8 December 2010	3 January 2011
6% and 7%	3 September 2010	6 September 2010	8 September 2010	1 October 2010

Contact details

Rotterdam	London

Unilever N.V.	Unilever PLC
Investor Relations Department	Investor Relations Department
Weena 455, PO Box 760	Unilever House
3000 DK Rotterdam	100 Victoria Embankment
The Netherlands	London EC4Y 0DY
United Kingdom

Telephone +44 (0)20 7822 6830	Telephone +44 (0)20 7822 6830
Telefax +44 (0)20 7822 5754	Telefax +44 (0)20 7822 5754
Any queries can also be sent to us electronically via www.unilever.com/resource/contactus.aspx

146    Unilever Annual Report and Accounts 2009

Website
Shareholders are encouraged to visit our website www.unilever.com which has a wealth of information about Unilever. Any information on or linked from the website is not incorporated by reference into this Annual Report and Accounts.
There is a section designed specifically for investors at www.unilever.com/investorrelations It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and investor relations speeches and presentations. It also includes conference and investor/analyst presentations.
You can also view this year’s Annual Report and Accounts, and prior years’ Annual Review and Annual Report and Accounts documents at www.unilever.com/investorrelations
PLC shareholders can elect to receive their shareholder communications such as Annual Report and Accounts and other shareholder documents electronically by registering at www.unilever.com/shareholderservices Shareholders are also able to view documents on our website.
Share registration
The Netherlands
ANT Trust & Corporate Services N.V.
Claude Debussylaan 24
1082 MD Amsterdam

Telephone	+31 (0)20 522 2555
Telefax	+31 (0)20 522 2500
Website	www.ant-trust.nl
Email	registers@ant-trust.nl
UK
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY

Telephone	+44 (0)870 600 3977
Telefax	+44 (0)870 703 6119
Website	www.unilever.com/shareholderservices
Email	web.queries@computershare.co.uk
USA
Citibank Shareholder Services
PO Box 43077
Providence RI 02940-3077

Toll free phone (inside US)	888 502 6356
Toll phone (outside US)	+1 781 575 4555
Website	www.citi.com/dr
Email	citibank@shareholders-online.com
Publications
Copies of the following publications can be accessed directly or ordered through www.unilever.com/investorrelations or www.unilever.nl/onsbedrijf/beleggers
Unilever Annual Report and Accounts 2009
Available in English with figures in euros. It forms the basis for the Form 20-F that is filed with the United States Securities and Exchange Commission, which is also available free of charge at www.sec.gov
Quarterly Results Announcements
Available in English with figures in euros.

Unilever Annual Report and Accounts 2009    147

Shareholder information
Index

Accounting policies Inside front cover	42-43, 83-86
Acquisitions	42, 49, 83, 123-124
Advertising and promotion	89
Americas, The	38, 48, 87
Annual General Meetings	55, 146
Asia Africa CEE	38, 47, 87
Associates	97, 128
Audit Committee	53, 63
Auditors	63, 77-78, 133, 138, 143
Balance sheet	40-41, 81
Biographical details	22-24
Board committees	53-54
Board remuneration	67-73
Boards	50-51
Brands	1, 8-9, 27-28, 31
Capital expenditure	95-96
Cash	85, 99
Cash flow	41, 82, 126
Categories	27-28, 88
Chairman	4, 22, 52
Chief Executive Officer	5-7, 22, 52
Commitments	41, 121-122
Company accounts, statutory and other information	133-143
Competition	27
Contingent liabilities	121-122
Corporate governance	50-62
Corporate responsibility	18-21, 64-65
Corporate Responsibility and Reputation Committee	54, 64-65
Deferred tax	43, 111-112
Depreciation	84, 87, 89, 95-96
Directors’ responsibilities	76
Discontinued operations	125
Disposals	42, 49, 123-124
Distribution	27
Diversity	28
Dividends	41, 93, 130, 146
Earnings per share	79, 92
Employees	14-15, 28, 90
Equalisation Agreement	56-57
Equity	80, 118
Europe, Western	39, 48, 87
Exchange rates	37, 83, 130
Executive Directors	22, 52-53, 67-72
Exports	27
Finance and liquidity	39-40, 104-105
Finance costs and income	90
Financial calendar	146
Financial instruments	43, 84-85, 104-110
Financial liabilities	84-85, 99-103
Financial record	129-130
Financial Review	37-49
Functions	27
Goodwill	43, 83, 93-94
Gross profit	89
Group structure	2, 83
Home care	28, 88
Ice cream and beverages	28, 88
Impairment	86, 93-94, 98
Income statement	79
Information technology	29

Innovation	8-9
Intangible assets	43, 83-84, 93-94
Intellectual property	29
International Financial Reporting Standards (IFRS) Inside front cover	83
Inventories	85, 98
Joint ventures	84, 97, 128, 132
Key management	90
Key indicators	25-26
Laws and regulation	29
Leases	41, 85, 121
Legal proceedings	29, 122
Market capitalisation	41
Net debt	46
Nomination Committee	54, 66
Non-Executive Directors	22-23, 52-53, 73
Non-GAAP measures	44-46
Off-balance sheet arrangements	41
Operating costs	89
Operating profit	87-89
Payables	110
Pensions and similar obligations	41, 43, 85, 113-117
Personal care	28, 88
Post balance sheet events	42, 128
Preference shares and dividends	100, 146
Principal group companies	131-132
Property, plant and equipment	84, 95-96
Provisions	43, 85, 112
Receivables	98
Regions	26, 38-39, 47-49, 87
Related party transactions	27, 128
Remuneration Committee	54, 67-73
Research and development	9, 89
Reserves	119-120
Restructuring	89, 112
Retained profit	120
Return on invested capital (ROIC)	44-45
Revenue recognition	85
Risk management and control	35-36, 60, 61, 62
Savoury, dressings and spreads	27, 88
Seasonality	27
Segment information	85, 87-88
Share-based payments	85, 126-127
Share capital	58-59, 119
Shareholders	55-56, 144-145
Share registration	147
Staff costs	90
Strategy	7
Taxation	43, 85, 91
Total shareholder return (TSR)	46
Treasury	40, 104-110
Turnover	87-88
Unilever Executive (UEx)	24, 27
Unilever Foodsolutions	28
Underlying sales growth (USG)	37, 46
Ungeared free cash flow (UFCF)	44-45
Voting	56
Website	147

148    Unilever Annual Report and Accounts 2009

Cautionary statement
This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘believes’ or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
This document does not comply with US GAAP and should not therefore be relied upon by readers as such. The Group’s Annual Report on Form 20-F for 2009 is separately filed with the US Securities and Exchange Commission and is available on our corporate website www.unilever.com. Any information on or linked from the website is not incorporated by reference into the Annual Report on Form 20-F. In addition, a printed copy of the Annual Report on Form 20-F is available, free of charge, upon request to Unilever PLC, Investor Relations Department, Unilever House, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.
Designed and produced by Unilever Communications in conjunction with Addison at www.addison.co.uk.
Board photography by Jaap van den Beukel and Igor Emmerich.
Product photography by The Pack Shot Company.
Feature photography by Chris Moyse, Philip Gatward (page 13), WFP/Anne-Mischa van Schouwenburg (page 15), Aaron Huey (page 20) and from the Unilever image library.
Printed by St Ives Westerham Press Ltd. ISO 14001: 2004, FSC certified and CarbonNeutral.
This document is printed on Greencoat Plus Velvet which has been independently certified according to the rules of the Forest Stewardship Council (FSC). Greencoat Plus Velvet contains 80% recycled fibre. The manufacturing mill is accredited with the ISO 14001 Environmental Standard. In recognition of its recycled content Greencoat Plus Velvet has also been awarded the NAPM recycled mark. In addition, the carbon impact of this paper has been measured and balanced through the World Land Trust, an ecological charity.
This document is completely recyclable. If you have finished with it and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste. Thank you.

Unilever N.V.
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000
F +31 (0)10 217 4798
Commercial Register Rotterdam
Number: 24051830
Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252
F +44 (0)20 7822 5951
Unilever PLC registered office
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom
Registered in England and Wales
Company Number: 41424
www.unilever.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/s/ S. G. Williams
By	S. G. WILLIAMS,
Group Secretary
Date: 5 March, 2010